As filed with the Securities and Exchange Commission on May 17, 2021.

Registration No. 333-255344

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Oatly Group AB

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Sweden	2000	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Oatly Group AB

Jagaregatan 4

211 19 Malmö

Sweden

+46 418 47 5500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Oatly Inc.

220 E. 42nd Street, Suite 409A

New York, New York 10017

(866) 704 0391

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Ian D. Schuman Stelios G. Saffos Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906 1200	Shoan Panahi White & Case Advokat AB Biblioteksgatan 12, Box 5573 SE-114 85 Stockholm, Sweden +46 8 506 323 00	Alexander D. Lynch Barbra J. Broudy Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310 8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Ordinary shares, par value $0.00017 per share	97,032,400	$17.00	$1,649,550,800	$179,966

(1)

American depositary shares (“ADSs”) issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents one ordinary share.

(2)	Includes the aggregate offering price of additional ADSs that may be acquired by the underwriters.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the Selling Shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated May 17, 2021

Oatly Group AB

84,376,000 American Depositary Shares

Representing 84,376,000 Ordinary Shares

This is our initial public offering. We are offering 64,688,000 American Depositary Shares (“ADSs”), with each ADS representing the right to receive one of our ordinary shares, and certain of our existing shareholders (the “Selling Shareholders”) are offering 19,688,000, with each ADS representing one of our ordinary shares. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders. We currently expect the initial public offering price to be between $15.00 and $17.00 per ADS.

We have applied to have our ADSs listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “OTLY.”

Concurrently with, and subject to, the consummation of this offering, three of our non-affiliate existing shareholders, affiliates of Luxor Capital Group (“Luxor”), affiliates of the Santo Domingo Group Advised by Quadrant Capital Advisors, Inc. (“Santo Domingo Group”) and K2 Global V LLC (“K2”), have agreed to purchase $87.0 million, $31.0 million and $17.0 million, respectively, of ADSs in private placements, at a price per ADS equal to the initial public offering price, from some of the holders of our outstanding warrants, including our chief executive officer and chief financial officer, which will be exercised in connection with and prior to the completion of this offering. The proceeds to the warrant holders will principally be used to finance the exercise price of the warrants, including loan and interest payments, and to satisfy related tax liabilities. All of the outstanding warrants will be exercised prior to the completion of this offering, otherwise they expire with no value.

Baillie Gifford Overseas Limited or one of its affiliates (“Baillie Gifford”), acting on behalf of a number of its clients, has indicated an interest in purchasing an aggregate of up to $500 million of ADSs in this offering at a price per ADS equal to the initial public offering price. However, because this indication of interest is not a binding agreement or commitment to purchase, Baillie Gifford could determine to purchase more, less or no ADSs in this offering, or the underwriters could determine to sell more, less or no ADSs to Baillie Gifford. The underwriters will receive the same discount on any of our ADSs purchased by Baillie Gifford as they will from any other ADSs sold to the public in this offering.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 24.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’”

Price $                per ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to us (before expenses)	Proceeds to the Selling Shareholders (before expenses)
Per ADS	$	$
Total	$	$

(1)	We refer you to “Underwriting (Conflicts of interest)” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 84,376,000 ADSs, the underwriters have the option to purchase up to an additional 12,656,400 ADSs representing 12,656,400 ordinary shares from the Selling Shareholders at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers against payment on or about                , 2021.

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan	Credit Suisse
Barclays	Jefferies	BNP PARIBAS
BofA Securities	Piper Sandler	RBC Capital Markets

Senior Co-Managers

Rabo Securities	William Blair	Guggenheim Securities	Truist Securities
CICC	Nordea	Oppenheimer & Co.	SEB

Junior Co-Managers

Blaylock Van, LLC Ramirez & Co., Inc.	C.L. King & Associates Siebert Williams Shank	Loop Capital Markets Tribal Capital Markets

Prospectus dated                , 2021

OAT-LY!
HAVRE DRYCK
BRING BACK THE
You are one of us now.
Another side of our packaging
IN OATS WE TRUST
HELLO FUTURE OAT DRINK LOVER
MOCHA LATTE

THE ORIGINAL
OAT-
LY!
OAT
DRINK
WHOLE
You are
one of us
now.
#1
It's like milk
but made
for humans.
OATLY!
BURGERS
TO LET

THE ORIGINAL
OAT-
LY!
OAT
DRINK
BARISTA
EDITION
Totally
vegan
1L
HEY
DITCH
MILK
POST MILK
GENERATION
SPOLA
MJÖLKEN

SHAKE ME!
THE ORIGINAL
OAT-
LY!
OAT-
MILK
No dairy.
No nuts.
No gluten.
100% Vegan
64 fl oz
(1/2 GAL)
(1.89 L)

YOU ACTUALLY READ THIS?

SHAKE ME!
THE ORIGINAL
OAT-LY!
OAT-MILK
No dairy.
No nuts.
No gluten.
100% Vegan
64 fl oz
(1/2 GAL)
(1.89 L)
WOW NO COW!

TOTAL SUCCESS!

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside the United States.

We are incorporated in Sweden, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (the “SEC”), we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are responsible for the information contained in this prospectus. Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we, the Selling Shareholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the Selling Shareholders and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

i

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “Oatly,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Oatly Group AB, together with its consolidated subsidiaries as a consolidated entity. When we refer to “plant-based dairy” throughout this prospectus, we are referring to “plant-based dairy alternatives.”

MARKET AND INDUSTRY DATA

Within this prospectus, we reference information and statistics regarding the industries in which we operate, including the dairy industry. We are responsible for these statements included in this prospectus. We have obtained this information and statistics from various independent third-party sources, such as Euromonitor International Limited (“Euromonitor”) and the other third-party sources stated below. Some data and other information contained in this prospectus are also based on our own estimates and calculations, which are derived from our review and interpretation of independent sources. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate size, position and market share within this industry. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source.

We commissioned a survey of the plant-based market called “Consumer Insights” in January 2021, which includes analyses of the growth of plant-based dairy alternatives in the markets in which we operate, consumer insights into plant-based dairy alternatives and brand recognition and other general trends in our industry. Where we refer to “Consumer Insights” throughout this prospectus, this reference is to the Consumer Insights survey. We have also obtained certain information from the following third-party sources:

•	IRI Infoscan’s “Total Chilled & Ambient Milk Alternatives category, Value Sales 52 weeks data to January 2, 2021, Total UK” (“IRI Infoscan”);

•

Nielsen, Nielsen RMS, Dairy Alternatives, Value Sales, Grocery excl. hard discount, Germany, Full Year 2020. Nielsen, Nielsen RMS, Dairy Alternatives, Value Sales Market Share, Grocery excl hard discount, Germany, Full Year 2020. Nielsen, Nielsen RMS, Dairy Alternatives, Value Sales Growth Rate in %, Grocery excl. hard discount, Germany, Full Year 2020. Nielsen, Nielsen RMS, Dairy Alternatives Drinks, Value Sales Growth Rate in %, Grocery ex. hard discount, Germany, four week periods ending week 5, 2018 and four week periods ending week 52, 2020. Nielsen, Nielsen RMS, Dairy Alternatives Drinks, Wtd Dist, Unit ROS (Num), Grocery ex. hard discount, Germany, four week period and 52 week period ending week 52, 2019. Nielsen, Nielsen RMS, Dairy Alternatives Drinks, Wtd Dist, Unit ROS (Num), Grocery ex. hard discount, Germany, 4 week period and 52 week period ending week 52, 2020. Nielsen, Nielsen RMS, Dairy Alternatives Drinks, Value Sales Market Share, Grocery ex. hard discount, Germany, Rolling four week periods ending week 52, 2020. Nielsen, Nielsen RMS, Dairy Alternatives, % Value share of total dairy alternatives drink growth, Grocery excl. hard discount, Germany, Full Year 2020 (collectively, “Nielsen Germany”);

•	“NielsenIQ. Milk/Dairy Alternatives, Total US xAOC + Convenience, four weeks data to December 26, 2020” (“Nielsen USA”);

•

“ScanTrack, Total Grocery Sweden, Alternative Dairy Non-milk based products, Full year 2020, W.52 2020.” (Copyright Nielsen) (“Nielsen Sweden,” together with Nielsen Germany and Nielsen USA, collectively, “Nielsen”);

•	The Lancet’s “Country, regional, and global estimates for lactose malabsorption in adults: a systematic review and meta-analysis,” which was published in October 2017 (“Lancet”); and

•	The Zeno Group’s “The 2020 Strength of Purpose Study,” which was published June 17, 2020 (the “Zeno Study”).

In addition, assumptions and estimates of our and our industries’ future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable. Neither we, the Selling Shareholders nor the underwriters can guarantee the accuracy or completeness of any such information contained in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. See “Risk Factors—Risks Related to our Business and Industry—The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.”

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This prospectus includes our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with U.S. GAAP.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

All references in this prospectus to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “Swedish Kronor” and “SEK” refer to the legal currency of Sweden, the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and the terms “£” and “GBP” refer to pounds sterling.

Unless otherwise indicated, all information in this prospectus gives effect to a 1 for 27 forward split of our ordinary shares, which was effected on May 5, 2021. Unless otherwise indicated, all information contained in this prospectus does not give effect to: (i) the conversion of all of our outstanding class B shares into 46,797,804 ordinary shares effected on May 5, 2021, (ii) the conversion of all of our outstanding class G shares into 1,405,944 ordinary shares effected on May 5, 2021, (iii) the exercise of all of our outstanding warrants into 39,317,319 ordinary shares in connection with and prior to the consummation of this offering and (iv) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00 (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities”). A $1.00 increase in the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming fixed exchange rates, would decrease this number of ordinary shares by 378,157, and a $1.00 decrease in the assumed initial public offering price, assuming fixed exchange rates, would increase this number of ordinary shares by 428,583.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that may be important to you before deciding to invest in our ADSs, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated audited financial statements, including the notes thereto, included in this prospectus, before deciding to invest in our ADSs.

Our Purpose

We have a bold vision for a food system that’s better for people and the planet.

We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle. In parallel, change is rocking the consumer landscape, as the growing concerns for the environment and interest in health and nutrition have started to drive real, scaled behavioral changes around consumer purchase choices. Generation Z and Millennials will become the dominant global generations in the coming years, bringing to the market a new set of values and expectations. These combined factors are driving a clear rapid, accelerating growth and influx of new consumers to the plant-based dairy market.

In this context, Oatly has become a leading, innovative force with a clear point of view on things that we believe consumers really care about—sustainability and health. We are a solution that enables people make thoughtful, informed choices in line with these values.

We believe our company is leading the transformation of the global dairy market—which is worth approximately $600 billion in the retail channel alone as of 2020. Behind our products are decades of scientific heritage, deep expertise around oats, production craftsmanship and commercially proven innovation in matters of sustainability and human health. Our brand rightfully stands out on a competitive dairy shelf, bringing a unique voice to the industry. Purpose drives our organization forward.

About Oatly

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Traditional food production is one of the biggest drivers of environmental impact. Food production uses about half of all habitable land on earth, requires large amounts of resources, emits greenhouse gases and harms biodiversity. At the same time, today’s food system—and often our eating habits—does not meet our nutritional needs, driving the prevalence of non-communicable diseases like malnutrition, obesity and heart and vascular diseases. Through our products and actions as a company, we work to grow the plant-based movement and help people shift from traditional dairy to plant-based products and enact positive societal and industry change.

Sustainability is at the core of our business and actionable in our products: on average, a liter of Oatly product consumed in place of cow’s milk results in around 80% less greenhouse gas emissions, 79% less land usage and 60% less energy consumption. This equation is our primary mechanism for impact. Our products make it easy for people to turn what they eat and drink into personal moments of healthy joy without excessively taxing the planet’s resources in the process. Beyond the inherent properties of our products, we execute a sustainability agenda across our value chain that encompasses agriculture, innovation, production, advertising and more. Sustainability at Oatly is far more than achieving certain key performance indicators and corporate policies—it is a mindset that helps us navigate business decisions and build a culture that is singularly focused on pushing the boundaries of the plant-based movement.

In the historically commoditized dairy category, we have created a brand phenomenon that speaks to emerging consumer priorities of sustainability, trust and health. Our integrated in-house team of creative, communications and customer relations experts reach consumers in a way that is honest and human. Across many kinds of media, we create thought-provoking, conversation-sparking content to engage people around our mission and drive awareness for the brand. Our company values are communicated not only in the things we say, but also in the things we do—like putting carbon impact labels on our packaging and launching public campaigns to inspire policy change. The voice, actions, products and values represented by the Oatly brand drive our commercial success and mission.

Our innovation practices are foundational to delivering market-leading products. Oatly was founded in the 1990s by food scientists on a mission to make the best possible form of milk for human beings and the planet. Rather than modifying cow’s milk itself or mimicking its nutritional profile in a new product, we sought powerful plant-based ingredients—in particular, the strong nutritional and sustainability elements of oats. Today, we remain steadfast in our goal of creating excellent products across the full dairy portfolio, from milk, to yogurts, to ice cream. To do so, we leverage proprietary production processes and key patented elements, including enzymatic processes, to convert fiber-rich oats into great tasting products. A deep understanding of oats as a raw material and product ingredient allows us to deliver on a holistic set of product dimensions like taste, nutritional composition and sustainability profile. We believe our recent product launches in categories such as yogurt and frozen desserts shows the strength of our results-oriented innovation practices and the potential to drive a significant volume shift to plant-based dairy across the full breadth of the dairy portfolio.

Driving the global appetite for plant-based dairy

We have proven global resonance with commercial success in more than 20 markets, across multiple channels and types of retail, foodservice and e-commerce partners. As of December 31, 2020, we offered dozens of product lines and varieties across approximately 60,000 retail doors and 32,200 coffee shops. Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels, such as Alibaba’s Tmall. To enter new markets, we use a foodservice-led expansion strategy that builds awareness and loyalty for our brand through the specialty coffee market and ultimately drives increased sales through retail channels. We have tailored this strategy in many successful international market launches, including the United Kingdom, Germany, the United States and China.

Our growth in China demonstrates the effectiveness of this expansion strategy. We successfully entered the Chinese market in 2018 through the specialty coffee and tea channel, which we have since scaled to over 8,000 doors at the end of 2020. As a result of the consumer excitement we built around the Oatly brand with this launch, we were able to rapidly scale our regional presence through a strategic e-commerce partnership with Alibaba and an exclusive branded partnership with Starbucks in China, with over 4,700 locations in China exclusive to us as of December 31, 2020. Within approximately two years of entering the Chinese market, we had over 9,500 foodservice and retail points of sale in total with a growth rate of over 450% as of December 31, 2020.

We have built a new generation of plant-based milk consumers by converting traditional dairy milk drinkers to Oatly and by attracting new drinkers to the category altogether. The awareness and in-context trial achieved in the specialty coffee and tea channel was critical to educate the market about plant-based dairy and establish our leadership in the region.

Our brand has excelled on a global scale, as evidenced by the following market statistics:

•	In 2020, Oatly contributed the highest amount of sales growth to the dairy alternatives drinks category across each of our key markets - the United Kingdom, Germany and Sweden.

•	In our home market of Sweden, we had a 53% market share of the total sales in the alternative dairy products non-milk based category as of 2020, according to Nielsen.

•

In the United States, the United Kingdom, Germany and Sweden, we are the highest selling brand in the oat category by retail sales value, which is the largest category within dairy alternatives in the United Kingdom and Germany and is the fastest-growing category within the United States.

•

Our 2020 year-over-year retail sales growth rates were 99% in the United Kingdom, according to IRI Infoscan, 199% in Germany and 182% in the United States, according to Nielsen. Our growth led the increase in demand for oat-based products. Since 2018, when we launched our new retail strategy in Germany, oatmilk’s market share of sales in the retail plant-based dairy category has grown from approximately 23% for the rolling four week period ended January 2018 to approximately 60% for the rolling four week period ended December 2020, according to Nielsen.

We also believe that global demand for Oatly products has far outpaced our supply. As we continue to scale, we have a significant opportunity to satisfy unmet demand and leverage our brand success to expand our product portfolio.

We believe we are only at the beginning of the transformation of the overall global dairy market, which totals approximately $600 billion in retail value as of 2020, with a large foodservice footprint and burgeoning e-commerce opportunity. In order to support a societal shift towards plant-based diets, we understand that it is critical to invest in manufacturing capabilities to support our growth. As we grow, we believe owning and controlling our global operating footprint is paramount to addressing the significant consumer demand we have faced, since this enables us to apply our own standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics, as demonstrated by our fully owned manufacturing capabilities in Sweden. Globally, as of March 31, 2021, we had four Oatly factories online and three factories planned or under construction. We supplement our owned factories with a diversified network of deeply vetted third-party co-manufacturing partners that help us drive growth by providing the necessary speed and flexibility and improve our ability to meet consumer demand, commence pilot projects and support our new product launches.

Our historical financial performance reflects the scaled and global growth profile of our company. In the three months ended March 31, 2021, we reported revenue of $140.1 million, a 66.2% increase from $84.2 million in the same period in 2020. In 2020, we reported revenue of $421.4 million, a 106.5% increase from $204.0 million in 2019. This growth outpaces our year-over-year growth in 2019 of 72.9%, representing our accelerating momentum. In the three months ended March 31, 2021, we generated gross profit of $41.9 million, representing a margin of 29.9% and a loss for the period of $32.4 million. In 2020, we generated gross profit of $129.2 million representing a margin of 30.7% and, as a result of our continued focus on our growth, a loss for the year of $60.4 million, reflecting our continued investment in production, brand awareness, new markets and product development. Going forward, we intend to continue to invest in our innovation capabilities, build our manufacturing footprint and expand our consumer base, all supporting our growth trajectory.

Revenue ($MM)(1)	Gross Profit ($MM)(1)

2020 Sales By Region	2020 Sales Split By Channel

(1)

Revenue and gross profit for the year ended December 31, 2018 are management’s estimates that were derived from our audited Swedish consolidated annual report in accordance with generally accepted accounting principles in Sweden. The amounts presented were converted to U.S. dollars and adjusted for comparability with IFRS, and these adjustments have not been audited or reviewed. The estimates may differ from the amounts that would have been presented if our results of operations for the year ended December 31, 2018 had been prepared in accordance with IFRS. Revenue and gross profit for the years ended December 31, 2019 and 2020 were prepared in accordance with IFRS and have been audited. See our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Foodservice includes coffee and tea shops.
(3)	Other includes e-commerce.

Our History

Our history begins in the 1990s in Sweden, where a group of scientists at Lund University were exploring the mechanisms and effects of lactose intolerance. Research had made clear that an estimated two-thirds of the global population cannot process cow’s milk due to lactose intolerance, according to Lancet. On the belief that a better milk, a milk fit for human nutrition, was possible, these scientists set out to make an alternative that could replace the traditional cow’s product without sacrificing the dairy experience. They found the solution in the base crop of oats, which are globally plentiful, familiar across cuisines, cost effective and require low-input resources relative to livestock and other plant crops, contain healthy fibers, and they developed a proprietary, patented process centered on using enzymes to break down oats into nutritious, tasty products, while retaining key fibers, leading to the launch of the world’s first oat milk in 1995. This core oat technology, as further developed and refined, continues to be the base for the majority of our products today, and we continually work to ensure our leading position in oat innovation.

We launched the first oatmilk product under the Oatly brand in 2001. We continued to develop our portfolio of products over subsequent years, including frozen dessert and cooking cream. In 2006, we set up the first Oatly factory in Landskrona, Sweden. During this time, we grew the business steadily to revenue of $29 million for the year ended December 31, 2012, as prepared in accordance with generally accepted accounting principles in Sweden and translated to U.S. dollars at a rate of SEK 1 to $0.1477.

In 2012, almost 20 years after we developed our core oat technology, we appointed a new management team with a bold vision for Oatly. Chief Executive Officer Toni Petersson brought an outsider’s view to the food industry and a fresh take on the company’s mission, building from Oatly’s deep heritage of oat-based food science. They set out to build a new type of food company with core values of health and sustainability, supported by an unconventional approach to brand, commercial strategy and organizational structure.

In our home market of Sweden, Oatly products had a 53% market share of sales in the total alternative dairy products non-milk based category as of 2020, according to Nielsen. The success achieved in our home market, in terms of brand awareness and new product development, has become a clear “north star” for future international expansion. After activating the company-wide rebrand between 2013 and 2014 in the Nordics, we re-launched in the United Kingdom in 2016 through specialty cafes and coffee shops and launched a new retail strategy in Germany in 2018. In both markets, Oatly quickly drove the oat category from obscurity to surpass sales of all other plant-based milks, including almond and soy, within three years.

We continued our global expansion by entering the United States in 2017. We launched Oatly with a novel approach to the market, focused on targeting coffee’s tastemakers, professional baristas at independent coffee shops. As of December 31, 2020, within four years of entering the United States, Oatly products can be found in approximately more than 7,500 retail shops and approximately 10,000 coffee shops in the United States, and revenue from the United States was $100.0 million in 2020.

In 2018, we entered China, focusing again on penetrating specialty coffee and tea shops and quickly generating a powerful brand resonance with consumers. We have since used premier foodservice partnerships to rapidly expand across the broader Asian region and facilitate market education for consuming plant-based milks as alternatives to dairy products, particularly with coffee and tea. In Asia, as of December 31, 2020, we had a presence in approximately 11,000 coffee and tea shops and approximately more than 6,000 retail and specialty shops, including an exclusive, branded partnership with Starbucks China in over 4,700 stores.

Demand for Oatly products has grown at an incredible rate. To date, production capacity has been a major constraint on our growth, and we have made substantial investments to scale our production capacity and address supply shortages. In 2019, we opened one production facility in the United States and one in the Netherlands. In spring 2021, we will open our second U.S. facility. Three additional facilities in Singapore, Maanshan, China and Peterborough, the United Kingdom are currently under construction or in the planning stages, and we continue to expand capacity of our existing facilities.

Today, the Oatly movement continues with a growing part of the population realizing their consumption decisions can truly make a difference. We established Oatly as an organization dedicated to improving the lives of individuals and the well-being of the planet through the push for a more sustainable food system. To address the global challenges we are all facing, delicious, healthy and sustainable plant-based food and drink must become a matter of course for everyone.

Our Industry and Opportunity

The global food industry generates about 25% of the world’s total human-created climate impact. In comparison, that is significantly more than the estimated 14% of global greenhouse gas emissions generated by all global transportation combined. Animal-based products account for more than half of global food-related emissions and three-quarters of the land used for food production; however, they yield less than 20% of our globally consumed calories.

Plant-based dairy is a key solution to address global climate change and resource challenges driven by livestock-dependent industries, namely the dairy industry. At Oatly, we are committed to make it easy for people to switch from dairy to plant-based alternatives with the goal to significantly reduce the negative environmental impact.

We participate in the large global dairy industry, which consists of milk, ice cream and frozen dessert, yogurt, cream, cheese and other dairy products. According to Euromonitor, the global dairy industry retail sales were estimated to be $592 billion in 2020 and are expected to reach $789 billion in 2025, growing at a compound annual growth rate (“CAGR”) of 5.9%. In line with retail, foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

Today, we primarily operate in the global milk category, which is the largest subcategory within dairy. According to Euromonitor, the global milk industry retail sales were estimated to be $179 billion in 2020, representing approximately 30% of the global dairy industry in 2020. The category is expected to reach $247 billion in 2025, growing at a CAGR of 6.6%. In some developed markets, dairy milk consumption per capita has been steadily declining, with the trend continuing in the last decade as plant-based dairy has increased in popularity. In the United States, in the last three years, 32% of consumers have reduced or stopped their dairy milk intake, while two thirds of these consumers have now shifted at least part of their dairy consumption to plant-based milk alternatives and are using these products for similar occasions as they would for animal-based dairy milk, according to Consumer Insights. We expect this trend to further accelerate in coming years, as the growing offering of plant-based dairy across the entire dairy portfolio affects other product categories as well, including ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Health, nutrition and sustainability are increasingly becoming central to what consumers value and are at the top of people’s and brands’ minds. Based on Consumer Insights, we found that 35% to 40% of the adult population have purchased plant-based milk in the last three months in the United States, the United Kingdom, Germany, China and Sweden, with 60% to 70% of the category’s consumers joining in the last two years alone, showing that plant-based dairy is quickly becoming mainstream and that the value proposition of these products increasingly appeals to the everyday consumer. We believe these are early signals of a movement of profound change for the large dairy market. Consumer Insights suggests that plant-based milk will continue to grow between 20% to 25% over the next three years, driven by new consumers entering the category, as well as increasing per liter consumption of existing consumers.

The global plant-based dairy industry retail sales were estimated to be $18 billion in 2020 according to Euromonitor, representing approximately 3% of the global dairy industry (excluding soy drinks in China). Within the global dairy industry, plant-based milk represented approximately 9% of the global dairy milk category (excluding soy drinks in China) in 2020. As of 2020, alternatives in other dairy categories have a penetration of less than 1%, highlighting the opportunity ahead across the broader plant-based dairy sector.

Across various plant-based dairy products, oat-based alternatives have outperformed the broader dairy category in recent years. According to Nielsen, sales of oatmilk products in the United States grew by 203% year over year from 2019 to 2020. In the United States, oatmilk products reached $267 million retail sales during 2020, making it the second largest dairy alternative after almond milk. In the United Kingdom, oatmilk reached $181 million retail sales in 2020 and is the largest dairy alternative drink, representing growth year over year of 98% of the United Kingdom in 2020, according to IRI Infoscan. Since 2018, when we launched our new retail strategy in Germany, oatmilk’s market share of sales in the retail plant-based dairy category has grown from approximately 23% for the rolling four week period ended January 2018 to approximately 60% for the rolling four week period ended January 3, 2021, according to Nielsen. In Sweden, oatmilk is the largest category in the total plant-based milk retail market, with a 72% market share for the rolling four week period ended January 3, 2021, which is predominantly driven by Oatly’s clear leadership, according to Nielsen.

Source:	Nielsen, IRI.

Notes:	Sweden Nielsen data as of week 52, 2020, U.K. IRI data as of January 2, 2021, Germany Nielsen data as of December 26, 2020 and U.S. Nielsen data as of December 26, 2020.
(1)	Market shares represent rolling four weeks periods.
(2)	Year over year growth of 52-week periods.

We believe plant-based dairy, especially oat-based dairy, will continue to experience significant growth driven by multiple secular tailwinds:

•

Sustainability and health as leading factors driving behavioral change and consumer choice. Consumers are increasingly aware of the environmental and health benefits of plant-based dairy, and consumer behavior is changing at scale. Compared to animal-based dairy products, plant-based dairy products have a lower environmental impact including lower greenhouse gas emissions, land and water usage. Based on Consumer Insights, the plant-based category is benefiting from consumers’ seismic shift toward more conscious eating, with approximately 60% of consumers in the United States citing that they lead a much healthier lifestyle and eat significantly healthier, while 43% mentioned they are eating more sustainable products than three years ago. Nutritional benefits of a plant-based diet, include dietary fibers (specific to oatmilk), healthy fats and eliminating dietary concerns relating to dairy. These combined nutritional and environmental benefits make plant-based alternatives an appealing choice for consumers and highlight the significant underlying global demand for plant-based dairy.

•

Current generations increasingly seek out brands that connect with their core values. Millennials and Generation Z make up the largest consumer group, together consisting of approximately 4.9 billion people worldwide as of the end of 2019, according to Bloomberg. These generations possess a strong understanding of health and environmental issues, and they demonstrate their focus on these issues through their on-shelf purchase decisions. According to a report published by Nielsen in January 2015, 41% of Generation Z and 32% of Millennial consumers are willing to pay a premium for healthier foods. In addition, the Zeno Study found that consumers are four to six times more likely to purchase, protect and champion purpose-driven companies, as they are looking for companies to advance progress on important issues within and outside of their operational footprint. The same study also found that consumers across generations and geographies recognized the strength and importance of purpose and indicated they would hold brands accountable. However, younger generations are leading this effort, with 92% of Generation Z and 90% of Millennials said they would act in support of a purposeful brand, according to the Zeno Study.

•

Growing consumer demand for oat-based dairy. Retail sales data shows that Oatly is the driving force behind the increasing consumer demand for oat-based dairy products. We believe that oats are a crop uniquely positioned to achieve the goal of a better dairy portfolio, including:

•

Inherent sustainable characteristics: Oats are a low-input crop, which use fewer resources in the agricultural stage of production and offer the possibility for crop rotation, which has a positive impact on the soil.

•

Flexible within the supply chain: Oats provide a longer raw ingredient shelf life compared to dairy, while also offering a competitive price structure compared to other plant-based dairy products. The oat crop is very accessible and can be farmed all around the world, which allows us to invest in local production sites and reduce our overall supply chain costs.

•

Widely accessible to a range of eaters: Oats do not contain some common allergens present in other plant and nut-based products; it has a neutral taste profile, making it attractive for a wide variety of plant-based dairy use cases.

•	Nutritional advantages: Oats have a balanced macro-nutritional profile, which contains a high amount of dietary fiber (including beta-glucan fibers), key fatty acids and limited saturated fats.

•	Cultural advantages: Oats can be consumed by all cultures and are common across global cuisines.

Today, we operate in three regions: Europe, the Middle East and Africa (“EMEA”), the Americas and Asia.

•

EMEA. According to Euromonitor, the retail value of the plant-based dairy industry in EMEA was estimated to be $4 billion in 2020, representing 1.5% of the dairy industry, and is expected to reach $6 billion by 2025, with penetration expected to increase to 1.8%. We have a significant presence in Europe, with operations in over 15 markets, and are the leading oatmilk brand by market share in every key market in which we operate. We are the highest selling oatmilk brand in the oat category by retail sales value in Sweden, Germany and the United Kingdom in grocery in the dairy alternative non-milk based category for 2020, according to Nielsen and IRI Infoscan.

•

Americas. According to Euromonitor, the retail value of the plant-based dairy industry in the Americas was estimated to be $5 billion in 2020, representing 2.8% of the dairy industry, and is expected to reach $7 billion by 2025, with penetration expected to increase to 3.7%. However, when looking at the non-dairy milk category, penetration is significantly higher at approximately 9% and is expected to increase to 11% by 2025, demonstrating how plant-based dairy products have become widely accepted in the region. We entered the United States in 2017 and achieved significant success across both foodservice and retail channels, despite having relatively low distribution driven by supply constraints, quickly becoming the highest selling oatmilk brand by retail sales value in grocery in the dairy alternative non-milk based category in the United States in 2020, according to Nielsen.

•

Asia. Asia is the largest plant-based dairy market in the world, predominately driven by traditionally high consumption of soy-based beverages, which represents more than half of the Asia plant-based milk market. Based on Consumer Insights, “new generation plant-based milk,” which are plant-based dairy products comparable to Oatly’s product offering, penetration in China was 16%; however, the use of “traditional plant-based milk,” which is sweetened or flavored plant-based milk products that are mostly used as soft drinks, is widespread, with 74% of the Chinese adult population having consumed such product in the last three months as of the date of Consumer Insights. New generation plant-based milk has been growing quickly, with 45% of consumers having joined the category in the last year, driven by growth in coffee consumption, changes in eating habits and influence from global trends of sustainability and nutrition. According to Euromonitor, the retail value of the plant-based dairy industry in Asia (excluding soy drinks in China) was estimated to be $8 billion in 2020, representing 4.7% of the dairy industry and is expected to increase moderately by 2025. Lactose intolerance is widely present in Asian countries, leading to a potential underlying demand for plant-based dairy, according to Lancet. China’s plant-based dairy market is estimated to double by 2025, partially driven by new plant-based brands such as Oatly.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and enable us to grow our leading market position and drive continued success, while staying committed to our sustainability priorities.

Purpose-Driven to Create a Plant-Based Sustainable Food System

Oatly is a people and planet organization guided by values that matter to people. Sustainability is intrinsic to our business model and forms the foundation of every strategic decision we make across the value chain. Our holistic, end-to-end sustainability commitment ranges from being the first company in Europe to utilize a fleet of heavy-duty electric trucks for true commercial routes to leading industry change by disclosing our per product carbon footprint on our packages. Our sustainability mindset extends beyond our operational decisions and is integrated into all of our business decisions, proven by the fact that we were the first company in the plant-based industry to issue a sustainability-linked credit facility. Rooted and validated through our research, we believe the growth of our products is an actionable solution to some of society’s greatest environmental and nutritional challenges. We are focused on driving the global appetite and market for plant-based dairy, and we are just scratching the surface. With every liter of Oatly we produce, our positive environmental and societal impact increases. We strive to drive meaningful change within the food industry by making it easier for people to turn what they eat and drink into personal moments of healthy joy, while reducing the impact on the planet’s resources in the process. Our unwavering commitment to sustainability fuels our growth.

Authentic Brand Beloved by Consumers

We believe the Oatly brand has become one of the strongest voices that stands for what consumers care about: sustainability, health and trust. We have torn down the conventional corporate approach to brand building and have developed a voice that is human, compelling and honest. We strive to not only be a product, but also a presence in our consumers’ lives by offering authenticity in a category that has traditionally cared little about sustainability. Our advertisements are bold and eye-catching, meant to drive conversation among consumers, while challenging norms and outdated industry practices. We have a trusted consumer relations function that supports initiatives and hosts events within our communities, driving our ability to initiate real dialogue across regions, cultures and among a rapidly expanding customer base.

Creativity is at the center of the Oatly brand. Through the efforts of our authentic and award-winning in-house creative team, we have cultivated a loyal consumer base that is highly aligned with our ambitions. According to Consumer Insights, we outperformed other plant-based dairy brands across the United Kingdom, United States and Germany on all factors that matter to consumers: emotional connection, sustainability and health credentials, as well as delivering on taste. We believe our strong resonance with consumers will further propel our growth and support the transition to a plant-based food system.

Market-Leading Product Portfolio Disrupting the Global Dairy Market

We are leading the effort to disrupt the $592 billion global dairy retail market. We are the highest selling oatmilk brand by retail sales value in Sweden, Germany and the United Kingdom in grocery in the dairy alternative non-milk based category for 2020, according to Nielsen and IRI Infoscan. In 2020, we drove 49%, 43% and 13% of plant-based milk growth in the United Kingdom, Germany and the United States according to Nielsen and IRI Infoscan. Within our core markets of Sweden, the United Kingdom and Germany, our brand contributed the most sales growth to the plant-based milk category in 2020.

Source:	Nielsen, IRI.
Notes:	U.K. IRI data as of January 2, 2021, Germany Nielsen data as of December 26, 2020 and U.S. Nielsen data as of December 26, 2020.
(1)	Market shares in the total plant-based milk category represent rolling four weeks period.
(2)	Calculated as the sales value increase for Oatly divided by the sales value increase for the total plant-based milk category for the full year 2020 in the absolute dollar amount.
(3)	Dairy Alternatives.

We have demonstrated global commercial success through our expansion into more than 20 markets across three continents. We believe our sustainable, nutritious and tasty products are accelerating the adoption of plant-based dairy by converting traditional dairy consumers into Oatly fans. Our loyal consumer base has supported and driven our extension beyond just the plant-based dairy category, and we currently have a broad product portfolio across seven categories that includes frozen desserts, Oatgurt, creams, spreads and on-the-go drinks. As evidenced by the commercial success of previous product category launches, our consumers desire further category innovation, providing us with a basis to continue converting cow milk consumers across occasions and disrupt the animal-based dairy industry.

Unparalleled Innovation Capabilities Grounded in 25 Years of Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food scientists on a mission to create an upgraded alternative to traditional dairy. They had simple goals: first, to make a plant-based dairy that was in tune with the needs of both humans and the planet, and second, to make it taste delicious. We launched the world’s first oatmilk product in 1995 and have been the only company focused solely on liquid oat technology for more than 25 years, working to put forward the best possible version of milk. Through our commitment to oats, we have developed a proprietary oat base production technology that leverages patented enzymatic processes to turn oats into a nutritional, great tasting liquid product. Our patents are supplemented with and protected by decades of production craftsmanship and a global innovation organization.

Our production processes are built from our deep understanding of the oat from the raw material level: we work closely with our oat suppliers to ensure oats are cultivated properly through different seasons and conditions, and we understand how the natural variances in agriculture may impact our raw ingredients and products. We have exclusive partnerships with industry leaders to analyze entire oat genomes and genes to identify naturally occurring variances that help us improve on product nutritional qualities (specific protein and beta-glucan fiber profiles), technological properties (process improvements) and agronomic properties (yield and resilience). We look to science to inform our point of view on how to build our products for health and nutritional outcomes.

We continue to invest in our innovation capabilities through the expansion of our Food Innovation team on a global as well as regional level, and through our Research Hubs in Sweden and Singapore, which are currently under development, with target opening dates in 2022. These Research Hubs will further develop our long-term innovation capabilities as well as continue to conduct clinical studies on the effect of oat-based products for metabolic syndromes and personalized nutritional needs of children.

We believe our innovation capabilities enable us to deliver on our promise of sustainable, delicious and nutritious products—supporting our mission to make plant-based eating easy and position us for long-term market leadership.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel penetration and execution across geographies starts with our specialty foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. That quality product experience sparks a discovery journey for consumers with Oatly that can lead to purchase at a grocery store or incorporating more plant-based options in their diet. Importantly, this strategy is very difficult to replicate given this channel’s fragmented and opaque distribution networks and has only been made possible by our on-the-ground teams that understand the nuances of this channel in each specific market. While this strategy is currently best exemplified in our coffee channel through our barista relationships, we believe it is replicable across products categories through respective category foodservice channels. We are currently expanding this strategy in partnerships with multi-unit independents and large coffee chains to further drive the momentum of Oatly into new international markets.

The consumer buzz that we generate through the specialty foodservice channel creates a pull-through effect into broader foodservice, food retail and e-commerce channels. As of December 31, 2020, our products are available in approximately 60,000 retail doors and 32,200 coffee shops across more than 20 countries globally. Our recent branded partnership with Starbucks as the exclusive oatmilk provider in China and the United States has resulted in distribution through more than 8,000 locations, which is indicative of our broad appeal and will be important to driving wide-scale adoption. We have successfully expanded our distribution from niche foodservice concepts to mainstream retail partnerships with conventional and natural grocer channels, including Walmart, Target, Whole Foods, Kroger and Tesco, to reach more of the consumer base. We have scaled e-commerce platforms in China and the United Kingdom, where our e-commerce business accounts for 21% of our revenue in China for 2020, where we are the #1 oatmilk brand on Tmall, which represents a larger percentage of sales compared to other markets, with the opportunity to be deployed in all of our markets.

Visionary Leadership Focused on People and Planet

We have an experienced and passionate executive team that has helmed the acceleration of our growth and set our strategic direction, all underpinned by a unified purpose of sustainability. Under the leadership of our Chief Executive Officer Toni Petersson, who joined in 2012, we have strategically transformed from a producer of plant-based dairy into a purpose-driven brand, have nearly increased revenue six fold from 2017 to $421.4 million in 2020 and have successfully entered the United States, the broader Western European region and Asia Pacific. Oatly has a deep bench of talented executives with strong business and operational experience. Our leadership team brings a fresh perspective to the food industry and challenges outdated industry practices to meet consumer desires in an authentic way. We have on-the-ground regional leaders in each of our key markets with deep knowledge of the local markets. We empower our regional leaders to tailor growth strategies that speak to local consumer needs and desires for a more sustainable-focused, plant-based offering. As we scale, our culture and mission remain central to our company in each of our regions, at all levels and across divisions. Our shared mission and core belief in driving a societal shift towards a plant-based food system unifies our company in our quest for purpose-driven growth.

Our Growth Strategies

We expect to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

The plant-based dairy market is still in its infancy. Even the most mature market and most mature category—U.S. dairy milk alternatives—has only 6% penetration compared to dairy milk by volume as of 2020, according to Euromonitor, representing significant whitespace for us to grow. Based on Consumer Insights, we found that 35% to 40% of the adult population is now purchasing dairy milk alternatives, indicating that the penetration of, and familiarity with, the category is high, creating growth opportunities from increased frequency and usage. Furthermore, almost 70% individuals purchasing dairy milk alternatives have started purchasing the product within the last two years, demonstrating the accelerating trajectory of the category and growth potential from further penetration. According to Consumer Insights, over the next three years, the dairy milk alternatives category is expected to grow 19% to 25% in our core markets, with approximately 40% of that growth from new users and the remainder from increased consumption of current users.

We believe the ability to share the Oatly story with a broader audience is critical to the success of our mission to drive greater plant-based consumption. At precisely the moment when these values are hitting mainstream culture, we are dissolving the barriers to adoption of plant-based dairy and capturing this interest by engaging consumers with our brand. While Oatly is the best-selling oatmilk in each of our key markets, we believe significant room for growth exists by increasing our penetration of the global dairy industry. We leverage research to help educate consumers on the environmental and health benefits of oat-based dairy as compared to cow-based dairy. We believe our authentic, transparent and sustainability-driven brand has become a trusted voice among our consumers and retail partners, which in turn, has driven Oatly’s success across each of our markets. We believe our commercial efforts and proven execution to increase knowledge and awareness of the Oatly brand will enable us to capture more of the total addressable market, with the end result of reaching and inspiring a wide range of consumers from dairy loyalists to lifelong vegans to eat in a way that is not only better for their health, but also better for our planet.

Grow Distribution and Velocity in New and Existing Markets

We will leverage the significant demand for Oatly products to grow in new and existing markets. We believe we can continue to build on industry-leading food retail performance by growing velocity and expanding on-shelf presence with Oatly’s full portfolio. Our accelerating performance in Germany, the United Kingdom and the United States, where we have consistently increased velocity, is indicative of the potential we see across each of our international markets, including China. Furthermore, there is significant whitespace to expand our foodservice and food retail locations within our existing markets. The food retail channel, in particular, has welcomed Oatly on shelves as we have driven incremental profit, traffic and premiumization in a milk category that was shifting towards private label. Our TDP share, which represents our brand’s total distribution points (“TDP”) as a percentage of the total oatmilk category distribution points, of 40%, 32% and 13% in the United Kingdom, Germany and the United States, respectively, indicates the significant upside in our existing markets. As of December 31, 2020, our oatmilk product was sold in 32,200 coffee shops and at approximately 60,000 retail doors, representing a fraction of the total addressable retail locations.

United Kingdom	Germany	United States

Source: Nielsen IRI Infoscan. United Kingdom periods ended week 52, 2019 and 2020 (January 2, 2020 and January 2, 2021). Germany periods ended week 52, 2019 and 2020. United States periods ended week 52, 2019 and 2020 (December 28, 2019 and December 26, 2020).

(1)

Reflects Oatly’s top selling stock keeping unit (“SKU”) by sales value (GBP) for the 52 weeks ended January 2, 2021: Oatly Barista Edition, Ambient, Non-organic, Plain, 1L velocity in the United Kingdom for the last four week periods.

(2)	Reflects Oatly’s top selling stock keeping unit by sales value (EUR) for the 52 weeks ended week 52, 2020: Oatly Barista Edition, Hafer, 1L TBRI velocity in Germany for the last four week periods.
(3)	Reflects Oatly’s top selling stock keeping unit by sales value (USD) for the 52 weeks ended December 26, 2020: Oatly Chilled, 64 fl oz velocity in the United States for the last four week periods.
(4)	Velocity means the average volume of sales per store per week measured in units.
(5)

% Distribution Share of Total Selling Points represents Oatly’s brand level total number of selling points (aggregate number of selling stores per SKU) as a percent of the total dairy-alternative milk industry’s number of selling points (aggregate number of selling stores per SKU) for the full year period. In the United Kingdom, the dairy alternative milk industry’s total number of selling points equaled 331,019 and 400,561 for 2019 and 2020, respectively, and Oatly’s total number of selling points equaled 23,606 and 42,463 for 2019 and 2020, respectively. In Germany, the dairy alternative milk industry’s total number of selling points equaled 567,883 and 660,248 for 2019 and 2020, respectively, and Oatly’s total number of selling points equaled 32,870 and 65,160 for 2019 and 2020, respectively. In the United States, the dairy-alternative milk industry’s total number of selling points equaled 2,376,320 and 2,300,960 for 2019 and 2020, respectively, and Oatly’s total number of selling points equaled 18,014 and 28,027 for 2019 and 2020, respectively.

(6)	Calculated as the sales value increase for Oatly divided by the sales value increase for the total plant-based milk category for the full year 2020 in the absolute dollar amount.

Beyond our existing footprint, we believe we have a significant opportunity to expand into new international markets, which represent $272 billion of the global retail dairy market as of 2020. We believe we are well positioned to enter new markets due to our established global presence and proven execution in three continents. In Europe, we are only in the early stages of development in many of the continent’s largest dairy markets: Spain, France and Italy, representing a $53 billion in dairy market retail opportunity as of 2020. We plan to leverage our proven foodservice-led strategy to encourage trial, generate strong consumer buzz and create strong pull into the food retail channel, driving exponential growth. With increasing health awareness and attention on sustainability among younger generations and long history of plant-based food consumption, we expect accelerating growth in new markets.

We believe the Asia region, with a primary focus on China, represents one of our largest near term opportunities. In China, following our foodservice-led strategy executed in the specialty coffee and tea channel, as of December 31, 2020, we had more than 8,200 points of sale in the channel, including an exclusive branded Starbucks partnership with 4,700 locations in China exclusive to us and partnerships with other renowned shops such as Manner, Tim Hortons, Peet’s, Costa and HEYTEA. We are further expanding our footprint in the foodservice channel and increasing our food retail presence in China. We have also scaled our e-commerce presence through strategic partnership with Alibaba’s Tmall to increase our reach.

As evidenced by our successful expansion into more than 20 countries across three continents, we believe our ability to execute upon our foodservice-led market entry strategy will bolster our growth as we continue to enter new markets in the near and long term.

Invest in Global Operating Footprint to Support Scaled Growth Opportunity

We believe the greatest constraint on our growth has been production capacity. Historically, global demand for Oatly products has significantly outpaced our supply. In order to meet this demand, we operated four production facilities as of March 2021 and plan to open three additional facilities in the near term. Our strategy is to further execute upon our proven track record and continue to build our production capabilities across each of our regions. By increasing our production capacity, we expect to be able to drive topline growth and increase our ability to meet the existing consumer demand. Furthermore, our proven end-to-end manufacturing operations in Sweden demonstrates that our investment in owned manufacturing capabilities will drive an improved margin profile due to more favorable economics. While our long-term strategy is to own and operate a self-sufficient global operating footprint, we realize that in the interim, we must create innovative solutions to meet our growing demand. Accordingly, we currently utilize multiple production solutions to help address demand by supplementing our end-to-end self-manufacturing with co-packing. Co-packers provide critical and flexible support to drive volumes with speed, and this method will remain an important part of our production setup as we continue to launch new product categories and formats.

Ultimately, we believe our long-term strategy of operating end-to-end manufacturing facilities delivers control over our footprint that is necessary to meet our speed-to-market, sustainability, economic and innovation goals. Specific competitive advantages of this strategy include: secured production capacity in an increasingly competitive market; end-to-end process control ensuring product quality; control over equipment and processes related to sustainability; and proximity to consumer end markets to drive attractive production economics. We believe we are still in the early stages of the inevitable transition to a plant-based food system and will continue to invest in our production capabilities to spearhead this consumer movement.

Extend Product Offerings through Innovation

We continually strive to improve upon our products in order to deliver the most innovative, nutritious, sustainable and delicious form of liquid oats. We take a long-term, thoughtful approach to research that informs our product decisions and is differentiated from the marketplace. Due to our scientific heritage and proven execution, we believe we are well positioned to leverage research and innovation to solve societal problems. We are redefining the future of the plant-based dairy industry, focusing our research and innovation in key areas such as improving the nutrition, taste, functionality and health effects of our products. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership through the use of cutting edge processes to deliver the advanced products.

We are able to bridge the research to the desired commercial outcome due to our knowledge of the oat genome and production craftsmanship, allowing us to solve for elements related to process, taste and health in order to achieve our sustainability and nutritional goals. We tailor our products to local consumer demands and further facilitate the consumer transition from cow-based dairy products to Oatly. We directly target dairy consumption by mirroring the traditional dairy portfolio in look, feel, taste and function. For example, within the retail channel we show a one-to-one equivalency between oat and dairy by mirroring dairy’s chilled section and product profiles (for example, low-fat to full-fat) and flavors (such as original and chocolate). We believe the past success of our new product introductions as well as our consumer brand loyalty will drive the successful launch of new products. Furthermore, we have significant runway to roll out our full product portfolio in our existing markets, which is limited by supply constraints. With our continued investment in innovative and patented technologies, we aim to facilitate our consumers’ transition from cow-based dairy products to Oatly and strive to empower them to choose solutions that improve their lives and the planet.

Continuing Commitment to Doing Right by the Planet

As a people and planet organization, our goal is to drive a positive societal shift towards a more sustainable food system, rooted in plant-based eating, by putting sustainability at the core of our strategy and products. In driving this change, we ensure that sustainability is built into every level of our supply chain, from agriculture to packaging, because a plant-based system will only be as sustainable as the processes used to build it. We are a new generation company appealing to a new generation of consumers. The current food system requires change, and we strive to be a driving force behind this change. We are actionably addressing society’s greatest sustainability and health problems, and for that, we believe we will find further success in the marketplace. As a company, we have been on this mission for decades and are not bound by the traditional interests or structures of the food industry. Thus, we have the ability to creatively form our future to address, and adapt to, societal challenges. Due to our powerful voice and authentic and clear brand values, we believe we are well-positioned to capture the tailwinds created from these changing consumer behaviors. Buoyed by our commercial success, we strive to serve as a proof point of sustainable investing and trigger a broader shift of capital deployment towards green initiatives and a greener future. As we grow, our commitment to our mission becomes even stronger and more important and impactful. Our purpose fuels our growth, and in turn, our growth fuels progress towards a more sustainable food system.

Concurrent Private Placements

Concurrently with, and subject to, the consummation of this offering, three of our non-affiliate existing shareholders, Luxor, Santo Domingo Group and K2, have agreed to purchase $87.0 million, $31.0 million and $17.0 million, respectively, of ADSs, at a price per ADS equal to the initial public offering price, from some of the holders of our outstanding warrants, including our chief executive officer and chief financial officer, which will be exercised in connection with and prior to the completion of this offering (the “Concurrent Private Placements”). Our chief executive officer and chief financial officer will sell 1,343,960 and 131,029 ordinary shares received upon exercise of warrants, respectively, in the Concurrent Private Placements, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. The proceeds to the warrant holders will principally be used to finance the exercise price of the warrants, including a total of $3.0 million in loan and interest payments owed by some of our employees, and to satisfy related tax liabilities. All of the outstanding warrants will be exercised prior to the completion of this offering, otherwise they expire with no value. We will not receive any proceeds from the Concurrent Private Placements, other than $43.3 million in proceeds from the payment of the exercise price for the warrants, as well as the repayment of any outstanding loans owed to us by some of the warrant holders.

K2, Luxor and Santo Domingo Group have each agreed to a lock-up agreement with the underwriters pursuant to which the ADSs purchased in the Concurrent Private Placements will be locked up for a period of 180 days, subject to certain exceptions.

Corporate Information

We were founded in 1994, and our current holding company was incorporated in accordance with Swedish law on October 5, 2016 under the name Goldcup 13678 AB and were registered with the Swedish Companies Registration Office on October 20, 2016. On December 21, 2016, we changed our name to Havre Global AB and on March 1, 2021, we changed our name to Oatly Group AB.

Our principal executive offices are located at Jagaregatan 4, 211 19 Malmö, Sweden. Our telephone number at this address is +46 418 475500. Our website address is https://www.oatly.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our ADSs. Among these important risks are the following:

•	our history of losses and inability to achieve or sustain profitability;

•	reduced or limited availability of oats or other raw materials that meet our quality standards;

•	failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms;

•	damage or disruption to our production facilities;

•	harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products;

•	our ability to successfully compete in our highly competitive markets;

•	reduction in the sales of our oatmilk varieties;

•	failure to expand our manufacturing and production capacity as we grow our business;

•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;

•

through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us after this offering, including significant influence over decisions that require the approval of shareholders; and

•

as a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•

the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”);

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•

not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

The Offering

ADSs offered by us	64,688,000 ADSs, each representing one ordinary share

ADSs offered by the Selling Shareholders	19,688,000 ADSs, each representing one ordinary share

Option to purchase additional ADSs	The Selling Shareholders have granted the underwriters an option to purchase up to 12,656,400 additional ADSs representing 12,656,400 additional ordinary shares within 30 days of the date of this prospectus.

Ordinary shares to be outstanding after this offering	592,139,917 ordinary shares after giving effect to (i) the conversion of all of our outstanding class B shares into 46,797,804 ordinary shares effected on May 5, 2021, (ii) the conversion of all of our outstanding class G shares into 1,405,944 ordinary shares effected on May 5, 2021, (iii) the exercise of all of our outstanding warrants into 39,317,319 ordinary shares in connection with and prior to the consummation of this offering and (iv) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Concurrent private placements	Concurrently with, and subject to, the consummation of this offering, three of our non-affiliate existing shareholders, Luxor, Santo Domingo Group and K2, have agreed to purchase $87.0 million, $31.0 million and $17.0 million, respectively, of ADSs, at a price per ADS equal to the initial public offering price, from some of the holders of our outstanding warrants, including our chief executive officer and chief financial officer, which will be exercised in connection with and prior to the completion of this offering. The proceeds to the warrant holders will principally be used to finance the exercise price of the warrants, including a total of $3.0 million in loan and interest payments owed by some of our employees, and to satisfy related tax liabilities. All of the outstanding warrants will be exercised prior to the completion of this offering, otherwise they expire with no value. We will not receive any proceeds from the Concurrent Private Placements, other than $43.3 million in proceeds from the payment of the exercise price for the warrants, as well as the repayment of any outstanding loans owed to us by some of the warrant holders.

Indication of Interest

Baillie Gifford, acting on behalf of a number of its clients, has indicated an interest in purchasing an aggregate of up to $500 million of ADSs in this offering at a price per ADS equal to the initial public offering price. However, because this indication of interest is not a binding agreement or commitment to purchase, Baillie Gifford could determine to purchase more, less or no ADSs in this offering, or the underwriters could determine to sell more, less or no ADSs to Baillie Gifford. The underwriters will receive the same discount on any of our ADSs purchased by Baillie Gifford as they will from any other ADSs sold to the public in this offering.

American Depositary Shares	The underwriters will deliver 84,376,000 ADSs representing our ordinary shares. Each ADS represents one of our ordinary shares.

As an ADS holder, we will not treat you as one of our shareholders. The depositary, JPMorgan Chase Bank, N.A., will be the holder of the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs thereunder. You may surrender your ADSs to the depositary and withdraw the underlying ordinary shares pursuant to the limitations set forth in the deposit agreement. The depositary will charge you fees for, among other items, any such surrender for the purpose of withdrawal. As described in the deposit agreement, we and the depositary may amend or terminate the deposit agreement without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary	JPMorgan Chase Bank, N.A.

Custodian	Nordea Bank Abp

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $976.6 million, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

We intend to use $188.3 million of the net proceeds from this offering to repay the SLL Agreement in full, $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, of the net proceeds from this offering to repay a portion of the Bridge Facilities (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities”) and the remainder of the net proceeds from this offering for working capital, to fund incremental growth, including our planned expansion, and other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

Directed Share Program	At our request, the underwriters have reserved up to 4,218,800 ADSs, or 5% of the ADSs offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals identified by our officers and directors. The number of ADSs available for sale to the general public will be reduced to the extent that such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. See the sections titled “Related Party Transactions,” “Shares Eligible for Future Sale” and “Underwriting (Conflicts of interest)—Directed Share Program.”

Listing	We have applied to list our ADSs on Nasdaq under the symbol “OTLY.”

Conflicts of interest	An affiliate of Rabo Securities USA, Inc., an underwriter in this offering, is a selling shareholder in this offering. As a result of the foregoing relationship, Rabo Securities USA, Inc. is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which Rabo Securities USA, Inc. exercises discretion without the prior specific written approval of the account holder.

The number of our ordinary shares to be outstanding excludes 69,496,515 ordinary shares reserved for future issuance under our long-term incentive plan as described in “Management—2021 Incentive Award.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	a 1 for 27 forward split of our ordinary shares, which was effected on May 5, 2021;

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering; and

•	an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial information presented for the years ended December 31, 2019 and 2020 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the results of the unaudited interim periods. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization,” “Risk Factors” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except share and per share data)
Consolidated Statement of Operations:
Revenue	$140,052	$84,244	$421,351	$204,047
Cost of goods sold	(98,118)	(56,961)	(292,107)	(137,462)

Gross profit	41,934	27,283	129,244	66,585

Research and development expenses	(3,092)	(1,179)	(6,831)	(4,310)
Selling, general and administrative expenses	(66,807)	(30,841)	(167,792)	(93,443)
Other operating (expense)/income	(550)	(434)	(1,714)	409

Operating loss	(28,515)	(5,171)	(47,093)	(30,759)

Finance income and expenses, net	(1,920)	(2,650)	(10,857)	(3,608)

Loss before tax	(30,435)	(7,821)	(57,950)	(34,367)

Income tax expense	(1,948)	(352)	(2,411)	(1,258)

Loss for the period, attributable to shareholders of the parent	$(32,383)	$(8,173)	$(60,361)	$(35,625)

Basic and diluted loss per ordinary share	(0.07)	(0.02)	(0.13)	(0.09)
Weighted average ordinary shares outstanding (basic and diluted)	480,299,949	433,502,145	454,266,908	407,344,383

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(29,200)	$718	$(44,308)	$(39,117)
Net cash used in investing activities	(48,950)	(28,666)	(141,373)	(64,686)
Net cash from financing activities	62,402	73,666	273,907	95,541

	As at March 31, 2021
	Actual	As Adjusted(1)
	(in thousands)
Consolidated Statement of Financial Position:
Cash and cash equivalents	$88,605	$953,245
Total assets	753,737	1,616,340
Total liabilities	470,385	214,176
Total equity attributable to shareholders of the parent	283,352	1,398,978

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Other Financial Data:
Adjusted EBITDA(2)	$(22,470)	$(1,306)	$(32,282)	$(20,743)

(1)

As adjusted to give effect to (i) the exercise of all outstanding warrants into 39,317,319 ordinary shares prior to the consummation of this offering; (ii) the conversion of all outstanding class B shares into 46,797,804 ordinary shares, which was effected on May 5, 2021; (iii) the conversion of all outstanding class G shares into 1,405,944 ordinary shares, which was effected on May 5, 2021; (iv) the issuance of 64,688,000 ADSs in this offering at an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; (v) an additional $50 million drawn on the SLL Agreement since March 31, 2021 and the use of $188.3 million of the net proceeds from this offering to repay the SLL Agreement in full, as described under “Use of Proceeds,” (vi) the use of $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, of the net proceeds from this offering to repay a portion of the Bridge Facilities, as described under “Use of Proceeds” and (vii) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, assuming fixed exchange rates, would increase or decrease the as adjusted amount of cash and cash equivalents by $64.7 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of cash and cash equivalents by $15.2 million, assuming no change in the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)

Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS. We define Adjusted EBITDA as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and IPO preparation and transaction costs.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•

Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

•	Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•	Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;

•	Adjusted EBITDA does not reflect IPO preparation and transaction costs that reduce cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Loss for the period, attributable to shareholders of the parent	$(32,383)	$(8,173)	$(60,361)	$(35,625)
Income tax expense	1,948	352	2,411	1,258
Finance income and expenses, net	1,920	2,650	10,857	3,608
Depreciation and amortization expense	3,822	2,851	13,118	8,094
Share-based compensation expense	—	1,014	1,014	1,922
IPO preparation and transaction costs	2,223	—	679	—

Adjusted EBITDA	$(22,470)	$(1,306)	$(32,282)	$(20,743)

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

We have a history of losses, and we may be unable to achieve or sustain profitability.

We have experienced net losses over the last several years. In the years ended December 31, 2020 and 2019, we incurred net losses of $60.4 million and $35.6 million, respectively. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to meet demand for our products as a result of our growth, increase our customer base, network of suppliers and co-manufacturers, expand our marketing channels and end markets, invest in our distribution and manufacturing facilities, hire additional employees, implement new manufacturing and distribution systems, expand our research and development activities and enhance our technology and production capabilities. Our expansion efforts may take longer or prove more expensive than we anticipate, particularly in light of the COVID-19 pandemic, and we may not succeed in increasing our revenue and margins sufficiently to offset the anticipated higher expenses. We incur significant expenses in researching and developing our innovative products, building out our production and manufacturing facilities, obtaining and storing ingredients and other products and marketing the products we offer. In addition, many of our expenses, including the costs associated with our existing and any future production and manufacturing facilities, are fixed. Accordingly, we may not be able to achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of oats and other raw materials that our limited number of suppliers are able to sell to us that meet our quality standards.

Our ability to ensure a continuing supply of high-quality oats and other raw materials for our products at competitive prices depends on many factors beyond our control. In particular, we rely on a limited number of regional suppliers that supply us with high-quality oats and maintain controls and procedures in order to meet our standards for quality and sustainability. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not assured of continued supply or adequate pricing of raw materials. Any of our suppliers could discontinue or seek to alter their relationship with us.

We currently work closely with five suppliers for the oats used in our products. We purchase our oats from farmers in Sweden, Canada, the Baltic states Malaysia, and Finland through millers in Sweden, Denmark, the United States and Belgium, so our supply may be particularly affected by any adverse events in these countries. We have in the past experienced interruptions in the supply of oats from one supplier that resulted in delays in delivery to us. We could experience similar delays in the future from any of these suppliers. Any disruption in the supply of oats from these suppliers would have a material adverse effect on our business if we cannot replace these suppliers in a timely manner or at all.

We use a variety of enzymes throughout our production process, which we source from a few suppliers. We also rely on one supplier to produce an enzyme that we use to provide certain characteristics to some of our products, including our Barista Edition oatmilk. Should there be any disruptions in this supplier’s production facilities or processes, this could have a material adverse effect on our ability to consistently produce certain products in a timely manner, which could harm our reputation and relationship with our customers, as well as adversely affect our business and results of operations. While we believe we maintain a good relationship with this supplier, there can be no assurance that we will be able to continue purchasing the necessary enzyme from this supplier on favorable terms, or at all, in the future. While we are exploring alternative methods of achieving these product characteristics, this may require us to expend a significant amount of time and effort to find alternative suppliers that meet our standards for quality, which could disrupt our operations and adversely affect our business.

If we need to replace an existing supplier due to bankruptcy or insolvency, lack of adequate supply, disagreements or any other reason, there can be no assurance that supplies of raw materials will be available when required on acceptable terms or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements or fill our orders in a timely manner. Finding a new supplier may take a significant amount of time and resources, and once we have identified such new supplier, we would have to ensure that they meet our standards for quality control and have the necessary technical capabilities, responsiveness, high-quality service and financial stability, among other things, as well as have satisfactory labor, sustainability and ethical practices that align with our values and mission. Further, any changes in our supply could result in changes in the quality of our ingredients, as we are reliant on specific biological processes, which could be adversely affected by changes in the composition of our raw materials. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease.

Additionally, the oats from which our products are sourced are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes, pestilence and other shortages and disease, which can adversely impact quantity and quality, leading to reduced oat yields and quality, which in turn could reduce the available supply of, or increase the price of, our raw materials. The monocultures that we use are also sensitive to diseases, pests, insects and other external forces, which could pose either short term effects, such as result in a bad harvest one year, or long term effects, which could require new oat varieties to be grown. We may have general difficulties in obtaining raw materials, particularly oats, due to our high quality standards. Our suppliers may also be susceptible to interruptions in their operations, including any disruption as a result of the COVID-19 pandemic or related response measures and any problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, insurance and reputation, all of which could negatively impact our ability to obtain required quantities of oats in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition. Further, any negative publicity regarding the supply of our oats and other raw materials we use, such as rapeseed and coconut oil, including as a result of disease or any other contamination issues, as well as any negative publicity around the way our competitors or others in our industry obtain similar raw materials, could impact customer and consumer perception of our products, even if these issues did not directly impact our products. We continuously seek alternative sources of oats to use in our products, but we may not be successful in diversifying the oats or other raw materials we use in our products.

There is also the concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. If such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for oats and other raw materials that are necessary for our products. Due to climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations.

In addition, we also compete with other food companies in the procurement of oats and other raw materials, and this competition may increase in the future if consumer demand increases for these items or products containing them or if competitors increasingly offer products in these market sectors. If supplies of oats and other raw materials that meet our quality standards are reduced or are in greater demand, we may not be able to obtain sufficient supply to meet our needs on favorable terms, or at all.

Our suppliers and the availability of oats and other raw materials may also be affected by the number and size of suppliers that grow oats and other raw materials that we use, changes in global economic conditions and our ability to forecast our raw materials requirements. Many of these farmers also have alternative income opportunities and the relative financial performance of growing oats or other raw materials as compared to other potentially more profitable opportunities could affect their interest in working with us. Any of these factors could impact our ability to supply our products to customers and consumers and may adversely affect our business, financial condition and results of operations.

We may require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development and other operations.

Since our inception, substantially all of our resources have been dedicated to the development of our products, including purchases of property, plant and equipment, manufacturing facility improvements and purchases of additional manufacturing equipment, as we have historically focused on growing our business. We have a history of experiencing, and expect to continue to experience, negative cash flow from operations, requiring us to finance operations through capital contributions and debt financing. We believe that we will require significant amounts of capital in order to continue to expend substantial resources for the foreseeable future as we continue to grow and expand our production capacity and global footprint. These expenditures are expected to include costs associated with research and development, manufacturing and supply, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

As at December 31, 2020 and 2019, we had cash and cash equivalents of $105.4 million and $10.6 million, respectively. Our operating plan may change because of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to shareholders or new equity that we issue could have rights, preferences or privileges superior to those of our ADSs, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	continued increase in demand for our products;

•	the number, complexity and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;

•	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

•	any material or significant product recalls;

•	the expansion into new markets;

•	any changes in our regulatory and legislative landscape, particularly with respect to advertising, product safety, product labeling and privacy;

•	any lawsuits related to our products or commenced against us;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	significant changes in currency exchange rates;

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the costs involved in preparing and filing any patents, particularly due to the speed of our expansion, as well as prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all, particularly in light of the COVID-19 pandemic. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate our efforts to increase our production capacity;

•	delay, limit, reduce or terminate our manufacturing, research and development activities; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to generate revenue and achieve profitability.

The primary components of all of our products are manufactured in our four production facilities, and any damage or disruption at these facilities may harm our business.

A significant portion of our operations are located in our four production facilities as of March 2021. A natural disaster, fire, power interruption, work stoppage, labor matters (including illness or absenteeism in workforce) or other calamity at any one of these facilities and any combination thereof would significantly disrupt our ability to deliver our products and operate our business. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, employee-related incidents that result in harm or death, delays in raw material deliveries or as a result of the COVID-19 pandemic or related response measures. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all, and may result in lawsuits. To date, other than one closure for a few days at our Vlissingen facility in mid-April 2021, we have not closed any of our production facilities in response to the pandemic, but we have experienced delays in the construction of our new facilities in Singapore and Ogden and the expansion of our facility in Vlissingen as a result of COVID-19, and there can be no assurance that there will not be closures or additional delays in the future as a result of the COVID-19 pandemic.

If any material amount of our machinery or inventory were damaged, we would be unable to meet our contractual obligations and cannot predict when, if at all, we could replace or repair such machinery, which could materially adversely affect our business, financial condition and results of operations. We have property and business disruption insurance in place for all of our facilities; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our brand and reputation may be diminished due to real or perceived quality or food safety issues with our products, which could have an adverse effect on our business, reputation, financial condition and results of operations.

We believe our consumers rely on us to provide them with high-quality plant-based products. Therefore, any real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and results of operations. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products. For example, although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes.

In addition, we are subject to a series of complex and changing food labeling and food safety regulations. These regulations could impact the way consumers view our products, such as new labeling regulations that would require us to list our certain ingredients by specific names that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated. Further, new labeling and food safety laws could make it more difficult for us to realize our goals of achieving a more integrated global supply chain due to the differences in regulations around the world. For example, as we continue to increase our production capacity, there is a risk that we may have to produce our products in facilities with certain allergens present, and while we take precautions to ensure that there is no cross-contamination, there can be no assurance that these precautions would be enough to protect our products from cross-contamination, and using such facilities could harm our reputation, as some of our consumers may view this as acting against our mission to provide products free of allergens.

Additionally, we have no control over our products once purchased by consumers. Accordingly, consumers may store our products improperly or for long periods of time, which may adversely affect the quality and safety of our products. While we have procedures in place to handle consumer questions and complaints, there can be no assurance that our responses will be satisfactory to consumers, which could harm our reputation. If consumers do not perceive our products to be safe or of high quality as a result of such actions outside our control or if they believe that we did not respond to a complaint in a satisfactory manner, then the value of our brand would be diminished, and our reputation, business, financial condition and results of operations would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality plant-based products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may adversely affect our business, financial condition and results of operations.

Food safety and food-borne illness incidents or other safety concerns may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell or involving our suppliers or co-manufacturers, could result in the discontinuance of sales of these products or our relationships with such suppliers and co-manufacturers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients and raw materials, resulting in higher costs, disruptions in supply and a reduction in our sales. For example, some of our co-packing manufacturing is done in facilities in the presence of multiple allergens, requiring additional efforts for us to confirm that there are no allergens contained in our products produced in such facilities. Additional testing to confirm the presence of allergens increases our costs, as well as the risks to our reputation and brand should we inadvertently fail to detect any allergens. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our co-manufacturers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with United States Food and Drug Administration (the “FDA”)

regulations and comparable state laws and applicable EU and EU member state laws and regulations, as well as other regulations and laws in the other jurisdictions in which we operate. Food recalls could result in significant losses due to their associated costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers and maintain our current customer base due to negative consumer experiences or because of an adverse impact on our brand and reputation. We are particularly vulnerable to the impacts of allergen contaminations because a sizable amount of our target customer base is sensitive to certain food products, such as dairy and soy, and they purchase our products in order to avoid such allergens. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. The FDA enforces laws and regulations, such as the Food Safety Modernization Act, that require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. In the European Union, our operations are also subject to a number of EU and EU member state regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the European Food Safety Authority (“EFSA”) and laying down procedures in matters of food safety. The regulation sets forth essential requirements such as food safety and traceability requirements and a food operator’s responsibilities. Food business operators must at all stages of production, processing and distribution within the businesses under their control ensure that foods satisfy the requirements of food law, in particular as to food safety. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and results of operations. In the European Union, Regulation (EU) No 2017/625 of March 15, 2017 provides the general framework for official controls and other official activities, either at EU or member state level, to ensure the application of food law including with respect to food safety.

We may not be able to compete successfully in our highly competitive market.

We operate in a highly competitive market. Numerous brands and products compete for limited retail, coffee shop, foodservice and restaurant customers and consumers. In our market, competition is based on, among other things, brand equity and consumer relationships, consumer trends, product experience (including taste, functionality and texture), nutritional profile and dietary attributes, sustainability of our supply chain (including raw material), quality and type of ingredients, distribution and product availability, pricing pressure and competitiveness and product packaging.

We compete with conventional dairy companies, including Lactalis, Fonterra, Arla Foods and Dean Foods, many of whom may have substantially greater financial and other resources than us and whose dairy products are well accepted in the marketplace today. They may also have lower operational costs and higher gross margins, and as a result, may be able to offer conventional dairy products to customers at lower costs than plant-based products. This could cause us to lower our prices in order to compete, resulting in lower profitability or, in the alternative, cause us to lose market share if we fail to lower prices.

We also compete with other food brands that develop and sell plant-based products, such as almond, soy, cashew and hemp, among others, including Blue Diamond Growers, Califia Farms, Ripple Foods and Ecotone and potential new competitors entering our category, depending on the region, and with companies that may be more innovative, have more resources and be able to bring new products to market faster or at a lower cost and to more quickly exploit and serve niche markets. Given our focus on international expansion, competitors who are only present in certain markets may be able to move more quickly than we do. Additionally, we may face new competition from emerging non-animal based dairy products or other non-dairy crop-based products that could compete effectively with our products.

We compete with these competitors for retail customers (including grocery stores and supermarkets), foodservice customers (including coffee shops, cafes, restaurants and fast food) and e-commerce (both direct-to-consumer and through third-party platforms) customers. Consumers tend to focus on price as one of the key drivers behind their purchase of food and beverages, and consumers will only pay a premium price for a product that they believe is of premium quality and value. In order for us to not only maintain our market position, but also to continue to grow and acquire more consumers, some of which may be switching from traditional dairy to plant-based alternatives, we must continue to provide delicious, high-quality products, and consumers must believe in our vision for a food system that is better for people and the planet.

Conventional food companies, which are generally multinational corporations with substantially greater resources and operations than us, may acquire our competitors or launch their own plant-based products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products, and we may be unable to retain the placement of our products in dairy cases to effectively compete with traditional dairy products. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which could adversely affect our margins and could adversely affect our business, financial condition and results of operations. See “Business—Competition” for more information.

Sales of our oatmilk varieties contribute a significant portion of our revenue. A reduction in sales of our oatmilk varieties would have an adverse effect on our financial condition.

Our oatmilk accounted for approximately 90% and 86% of our revenue in the years ended December 31, 2020 and 2019, respectively. Our oatmilk has been the focal point of our development and marketing efforts, as part of our strategy when entering new markets is to introduce our Barista Edition variety of oatmilk before we expand our product offerings and sales channels. As a result, we prioritize the production of our oatmilk over our other products, which could hinder our ability to provide new products in a timely manner or at all, which could adversely affect our reputation, brand and business. We believe that sales of our oatmilk will continue to constitute a significant portion of our revenue, income and cash flow for the foreseeable future. Additionally, our oatmilk varieties have different pricing structures that vary by distribution channel and end market, which subjects us to the risk of overly relying upon a single large customer or a particular market. We cannot be certain that we will be able to continue to expand production and distribution of our oatmilk or that customer demand for our other existing and future products will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of our oatmilk could have a material adverse effect on our business, financial condition and results of operations.

If we fail to effectively expand our processing, manufacturing and production capacity as we continue to grow and scale our business, our business, results of operations and our brand reputation could be harmed.

Despite ongoing efforts to increase our production capacity, our current supply, processing and manufacturing capabilities are insufficient to meet our present business needs, and we expect to need to expand these capabilities even further as we continue to grow and scale our business. There is risk in our ability to effectively scale production and processing and effectively manage our supply chain requirements. We must accurately forecast long-term demand for our products in order to ensure we have adequate available processing and manufacturing capacity. Our forecasts are based on multiple assumptions that may cause our estimates to be inaccurate and affect our ability to obtain adequate processing and manufacturing capacities (whether our own processing and manufacturing capacities or co-processing and co-manufacturing capacities) in order to meet the demand for our products, which could prevent us from meeting increased customer demand. Additionally, as we expand our product portfolio, we must develop additional production solutions for new products, including expanding our use of raw ingredients beyond oats, such as pea protein, potato starch and others, which may be difficult to integrate into our current production processes and could cause delays. If we are unable to fulfill orders in a timely manner or at all, our reputation, brand and business could be harmed, as such failure could result in a loss of distribution channels, a delay in customer acquisition plans, limited innovation launches and loss of competitive opportunities. If we fail to meet demand for our products and, as a result, consumers who have previously purchased our products buy other brands or our retailers allocate shelf space to other brands, our business, financial condition and results of operations could be adversely affected.

Our plans for addressing our rapid growth include expanding operations at our Landskrona, Vlissingen and constructing or in the planning stages to build additional facilities, such as our new facilities in Singapore, Maanshan, China and Peterborough, the United Kingdom. To facilitate this expansion and increase in production, we may be unable to hire and retain skilled employees, obtain the necessary raw materials or process oats or finished goods sufficiently, which could severely hamper our expansion plans, product development and manufacturing efforts.

We are also subject to the risk that as we continue to expand, our trade secrets, confidential information and the know-how related to our oat base and other proprietary products could be leaked, intentionally or unintentionally, misappropriated or stolen, which could have an adverse effect on our business and results of operations. As we continue to expand our production facilities around the world, we may need to put in place further legal, technological and other measures to ensure that our trade secrets, confidential information and know-how are adequately protected, which could result in increased costs.

On the other hand, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our processing and manufacturing capabilities with demand, our business, financial condition and results of operations could be adversely affected.

Failure by our logistics providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third-party logistics providers for the distribution of our products. Our utilization of third parties for distribution and transportation handling is subject to risks, including increases in fuel prices, which would increase our shipping costs, and labor matters (including illness or absenteeism in workforce), inclement weather or other disruptions, including as a result of the COVID-19 pandemic, any of which may impact the ability of these providers to provide distribution services that adequately meet our needs. For example, we currently import all of our products into China and the United Kingdom while we build new production facilities in these countries. If any of our third-party logistics providers were to fail to distribute our products to our customers in these regions, this could have a material adverse effect on our relationship with our customers in China and the United Kingdom, which could harm our brand and reputation, and as a result, would have an adverse effect on our business and results of operations. If we were to change distribution companies, we could face logistical difficulties that could adversely affect deliveries and could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third-party logistics providers that we currently use, which in turn would increase our costs and thereby may adversely affect our business, financial condition and results of operations.

We may not successfully ramp up operations at any of our new facilities, or these facilities may not operate in accordance with our expectations.

We recently commenced manufacturing operations in new facilities, and we expect to open more facilities in the future to further increase our production capacity. Any substantial delay in bringing any of our new facilities up to full production on the projected schedule would put pressure on the rest of our business operations to meet demand and production schedules and may hinder our ability to produce all of the product needed to meet orders and/or achieve our expected financial performance. Opening new facilities has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. Even if our new facilities are brought up to full production according to our projected schedule, they may not provide us with all of the operational and financial benefits we expect to receive.

Our facilities and the manufacturing equipment we use to produce our products is costly to replace or repair and may require substantial lead-time to do so. Suppliers that provide spare parts and external service engineers for maintenance, repairs and calibration face risks of disruption or disturbance to their businesses due to COVID-19, which may lead to disruption in our production. In addition, our ability to procure new processing and packaging equipment may face more lengthy lead times than is typical. We may also not be able to find suitable alternatives with co-manufacturers to replace the output from such equipment on a timely basis and at a reasonable cost. If we are not able to successfully ramp up operations at any of our new facilities and increase production, our business, financial condition and results of operations could be adversely affected.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Oatly brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our plant-based product offerings, food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. The growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. For example, consumer perception could be influenced by negative media attention regarding our management team, ownership structure and our products or brand, such as any advertising or media campaigns that challenge the nutritional content or sustainability of our products or our marketing efforts regarding the quality of our products, and any negative publicity regarding the plant-based food industry as a whole could have an adverse effect on our business, brand and reputation.

We have also historically engaged in provocative and unconventional marketing and advertising campaigns as part of our marketing strategy to enhance and maintain our brand, which may expose us to lawsuits and heightened scrutiny from regulators in the markets in which we operate, as well as interest groups, such as dairy lobbyists. For example, in 2014, the Swedish dairy lobby, then Svensk Mjölk ek. för., sued us for an advertising campaign that the courts found was misleading and disparaging of dairy products. The decision resulted in a ban on our further use of a number of expressions marketing our products in Sweden, under the penalty of liquidated damages of SEK 2 million per expression. More generally, cultures around the world have historically viewed dairy products and farmers as a fundamental part of the food system, and as a result, the plant-based industry’s challenges, and particularly our challenges, to this perception could result in protective measures being taken against any competitors against dairy. There can be no assurance that the provocative tone of our marketing campaigns will not provoke actions by dairy proponents and others that are against the plant-based movement, such as the damaging of our products or facilities. As we continue to challenge consumer perceptions around dairy and other animal products compared to our plant-based alternatives, we currently face, and expect to continue to face, opposition from such interest groups, which could, if their efforts are successful, materially adversely affect our business, financial condition and results of operations.

We also rely heavily on our creative team to develop and maintain our brand. We have invested significant time and resources into creating a unique voice that speaks to consumers in a way that we believe no other competitor has been able to achieve, such as custom artwork that would be difficult to replicate, and this voice is and continues to be a crucial part of our growth strategy. If we were to lose any key individual on our creative team, it may be difficult and time consuming to replace such employee, and any new hire may not be as effective, which could have a material adverse effect on our business, financial condition and results of operations.

Our brand is very important to our vision and growth strategies, particularly our focus on being a “good company” and promoting sustainability both as a company and across the foodservice industry. We will need to continue to maintain and enhance our brand and adjust our offerings to appeal to a broader audience in the future in order to sustain our growth, and there can be no assurance that we will be able to do so. If we do not maintain the favorable perception of our brand, our sales and profits could be negatively impacted. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers or co-manufacturers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business, which would have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has had, and we expect will continue to have, certain negative impacts on our business, these impacts may have a material adverse impact on our business, financial condition and results of operations.

The global spread and unprecedented impact of the ongoing COVID-19 pandemic continues to create significant volatility, uncertainty and economic disruption. The pandemic has led governments and other authorities around the world to implement significant measures intended to control the spread of the virus, including shelter-in-place orders, social distancing measures, business closures or restrictions on operations, quarantines, travel bans and restrictions and multi-step policies with the goal of re-opening these markets. While some of these restrictions have been lifted or eased in many jurisdictions as the rates of COVID-19 infections have decreased or stabilized, a resurgence of the pandemic in some markets has slowed, halted or reversed the reopening process altogether. Most recently, as the number of COVID cases has dramatically spiked in parts of the European Union, some jurisdictions have reinstated restrictive measures, including, among other things, restaurant and bar closures or prohibitions on indoor dining, shelter-in-place orders and limitations on social gatherings. If COVID-19 infection rates resurge and the pandemic intensifies and expands geographically, its negative impacts on our business, particularly on our revenue from coffee shops and restaurants, our operating expenses, gross profit and gross margin, and our sales could be more prolonged and may become more severe. Even if not required by governments and other authorities, companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions, reducing operating hours, imposing operating restrictions and temporarily closing businesses. These continuing restrictions and future prevention, mitigation measures and reopening policies imposed by governments and companies are likely to continue to have an adverse impact on global economic conditions and consumer confidence and spending (including lower discretionary income due to unemployment or reduced or limited work opportunities as a result of the measures taken in response to the pandemic), which has had, and is expected to continue to have, a material adverse impact on our customers and the demand for our products. Furthermore, sustained market-wide turmoil and business disruption due to the COVID-19 pandemic have negatively impacted, and are expected to continue to negatively impact, our business, financial condition and results of operations.

Many of our markets have temporarily closed bars and restaurants or limited or prohibited indoor dining, and limited the operations of many of our coffee shop and restaurant customers. Although certain of these restrictions have begun to be lifted and certain exceptions to these restrictions have allowed for takeaway and delivery, which have enabled certain of our customers to continue to generate business, we experienced a deterioration in sales to coffee shops and restaurant customers during the second and third quarters of 2020 as stay-at-home orders became and remained more widespread. While we also experienced an increase in retail demand beginning in the second quarter of 2020 compared to the second quarter of 2019 as consumers shifted toward more at-home consumption, the increase in sales from these channels may not fully offset the decline in revenue from our foodservice customers. Even after these restrictions are lifted, demand from our coffee shop and restaurant customers may continue to be negatively impacted due to continuing consumer concerns regarding the risk of COVID-19 transmission, decreased consumer confidence and spending and changes in consumer habits, among other things. Additionally, such restrictions have been and may continue to be re-implemented as transmission rates of the COVID-19 virus have increased in numerous jurisdictions, particularly in the European Union. The environment remains highly uncertain, and it is unclear how long it will take for consumer demand to return to pre-pandemic levels, if at all. It is also unclear how the COVID-19 pandemic may affect our industry in the long term, such as any changes to how our products fit into any potential fundamental changes to the lifestyle of our consumers and customers, whether the increase in retail demand will continue, or any potential consolidation within our industry that could affect the foodservice industry and/or our distribution channels as a result of the financial strain resulting from the COVID-19 pandemic. We expect revenue from our foodservice customers will continue to be significantly negatively impacted in 2021. It is, however, difficult to predict retail demand levels going forward, and if the COVID-19 pandemic continues, it could impact our future sales developments and planning. The pandemic has also negatively impacted our rate of research and innovation, as we have experienced delays in tests and launches of our new products. Less in-person shopping, fewer trials and in-person events may affect future product launches and may impact our portfolio pipeline over time.

We could also suffer product inventory losses or markdowns and lost revenue in the event of the loss or a shutdown of a major supplier, co-manufacturer or distributor or disruption of our distribution network. We source ingredients from several suppliers around the world. The impact of COVID-19 on any of our suppliers, co-manufacturers, distributors or transportation or logistics providers, including problems with their respective businesses, finances, labor matters (including illness or absenteeism in workforce), ability to import raw materials, product quality issues, costs, production, insurance and reputation, may negatively affect the price and availability of our ingredients and/or packaging materials and impact our supply chain. If the disruptions caused by COVID-19 continue for an extended period of time or there are one or more resurgences of COVID-19 or the emergence of another pandemic, our ability to meet the demand for our products may be materially impacted.

Additionally, we operate production facilities in Landskrona, Sweden, Millville, New Jersey, Vlissingen, the Netherlands and Ogden, Utah and currently have facilities under construction or in the planning stages in Singapore, Maanshan, China and Peterborough, the United Kingdom. We have implemented and continue to practice a series of physical distancing and safety practices at these facilities, which may result in increases in long-term operation costs. If we are forced to make further modifications or scale back hours of production in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. Further, because we sell all products that our production facilities currently produce, if we were forced to close any of our facilities as a result of the pandemic or any new government regulations imposed in any of the countries in which our facilities operate, this would have a material adverse effect on our business, financial condition and results of operations. Part of our growth strategy includes increasing the number of international customers and expanding into additional geographies. The timing and success of our international expansion with respect to customers, co-manufacturers and/or production facilities has been and may continue to be negatively impacted by COVID-19, which could impede our anticipated growth.

We have also transitioned a significant subset of our office-based employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including cybersecurity attacks and risk of phishing due to an increase in the number of points of potential attack, such as laptops and mobile devices (both of which are now being used in increased numbers). In the event that an employee tests positive for COVID-19, we may have to temporarily close one or more of our facilities for cleaning and/or quarantine one or more employees, which could cause production delays and negatively impact our business, financial condition and results of operations.

Additionally, the COVID-19 pandemic has created significant disruptions in the credit and financial markets, which could adversely affect our ability to access capital on favorable terms or at all. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic (including any resurgences), all of which are uncertain and difficult to predict considering the rapidly evolving situation across the globe. Furthermore, the uncertainty created by COVID-19 significantly increases the difficulty in forecasting operating results and of strategic planning. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business.

However, the pandemic has had, and may continue to have, a material adverse impact on our business, financial condition and results of operations.

The impact of COVID-19 may also heighten other risks discussed in this “Risk Factors” section.

Failure to introduce new products or successfully improve existing products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff in developing and testing product prototypes, including complying with applicable governmental regulations, the ability to obtain patents and other intellectual property rights and protections for commercializing such innovations and developments, the ability of our supply chain and production systems to provide adequate solutions and capacity for new products, and the success of our management and sales and marketing teams in introducing and marketing new products. Our innovation staff are continuously testing alternative formulations, ingredients and process technologies to those we currently use in our products, as they seek to find additional options to our current ingredients that are more easily sourced or will help to improve our carbon footprint, and which retain and build upon the quality and appeal of our current product offerings. Given the complex nature of our products, our development of any new products requires extensive research and development and may take longer to develop than comparable dairy products or less complex plant-based alternatives. Failure to develop and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. Further, the development of new products is constrained by our production capacity and is subject to our research and development team’s technical developments in plant-based food science. Our competitors also may obtain patents or other similar protected formulas that may hinder our ability to develop new products or enter new categories, which could have a material adverse effect on our growth. Production capacity constraints, which are a consequence of our rapid growth, of our Barista Edition oatmilk significantly affects, and may continue to affect, our ability to develop and launch new products and enter new product categories due to the unavailability of factory space to test and ensure the quality of new products. If we cannot build enough capacity and production facilities to enable us to expand our product portfolio, we will not be able to execute on our growth strategy. Further, if we fail to ensure the efficiency and quality of new production processes and products before they launch, we may experience uneven product quality, which could negatively impact consumer acceptance of new products and negatively impact our sales and brand reputation. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition and results of operations may be adversely affected.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing and distribution of branded plant-based, and more specifically, oat-based, products as alternatives to dairy products. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients, shifts in preference for various product attributes, consumer confidence in plant-based products and perceived value for our products relative to alternatives. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from plant-based to animal-based dairy products, economic factors and social trends. While we continually strive to improve our products through thoughtful, innovative research and development approaches to meet consumer demands, there can be no assurance that our efforts will be successful. If consumer demand for our products decreased, our business, financial condition and results of operations may be adversely affected.

In addition, sales of plant-based or dairy-alternative products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to, and we may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. A significant shift in consumer demand away from our products could reduce our sales or our market share and the prestige of our brand, which would harm our business, financial condition and results of operations.

If we fail to manage our future growth effectively, our business could be materially adversely affected.

We have grown rapidly since inception and anticipate further growth. For example, our revenue increased from $117.9 million at December 31, 2018 to $204.0 million for the year ended December 31, 2019 to $421.4 million for the year ended December 31, 2020. Our full-time employee count at December 31, 2020 (excluding contract employees) has almost tripled since December 31, 2018. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require significant additional resources, including hiring a significant number of employees with no institutional knowledge, to meet our needs, which may not be available in a cost-effective manner, or at all. Further, we may be subject to reputational risks should our rapid growth jeopardize our relationships with our customers, distributors, co-packers or suppliers. If we fail to meet increased consumer demand as a result of our growth, our competitors may be able to meet such demand with their own products, which would diminish our growth opportunities. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, any of which could harm our business, financial condition and results of operations.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may harm our reputation and ability to effectively operate our business.

We are dependent on various information technology systems, including, but not limited to, cloud services, networks, applications and other outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of production or sales, causing our business and reputation to suffer. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, computer viruses, external and internal security breaches or other security incidents and external factors, such as trade wars or political tensions that could make it more difficult for us to access information stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. We may also be impacted by market consolidation in the information technology and cloud services market, as we are applying a new cloud digital strategy in order to improve our agility, scalability and flexibility. Further, as we continue to grow, we may be unable to efficiently adapt and expand our information technology systems to meet future growth needs. Any such damage, incident, interruption or inadequacy of our information technology systems could damage our reputation and credibility, result in violations of data privacy laws and regulations and have a material adverse effect on our business, financial condition and results of operations.

A cybersecurity incident or other technology disruptions could negatively impact our business and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices and other online activities to connect with our employees, suppliers, co-manufacturers, distributors, customers and consumers. We extensively use social media platforms such as Facebook, Instagram and Twitter and may use other social media platforms in the future for online collaboration and consumer interaction. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. For example, we have noticed a significant increase in the number of cybersecurity attacks as a result of the remote working environment due to the COVID-19 pandemic, and any successful attacks could lead to reputational and financial harm to our business, damage our relationships with our customers and subject us to regulatory scrutiny that could lead to fines and penalties.

Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers’ and suppliers’ information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. As we increase and improve our technology footprint, our information technology systems will become increasingly more complex and become more difficult to monitor. If we fail to assess and identify cybersecurity risks associated with new initiatives, we may become increasingly vulnerable to such risks. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective and could result in violations of data privacy laws and regulations and subject us to significant fines and harm our reputation. For example, in order to more quickly scale a regional office, we may provide basic information technology systems to cover the short-term growth of that particular office, but this could be overlooked as we continue to rapidly grow and scale our business and more sophisticated information systems may not be implemented for a significant time thereafter, which could subject such office to the heightened risk of cybersecurity and other attacks. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, damage to reputation and credibility, violation of privacy laws and regulations, loss of customers, potential liability and competitive disadvantage, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers are individuals that buy from us under purchase orders, and we generally do not have long-term agreements with or commitments from these customers for the purchase of products. We cannot provide assurance that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers’ sales volumes or product orders may have a material adverse effect on our business, financial condition or results of operations.

Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability.

Supermarkets, grocers and other retailers in North America, the European Union and Asia continue to consolidate. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business, financial condition and results of operations.

In addition, in the year ended December 31, 2019, ICA, a Nordic grocery chain, accounted for approximately 10% of our revenue. In the year ended December 31, 2020, no customer accounted for 10% or more of our revenue. The loss of any large customer, the reduction of purchasing levels or prices paid for our products or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability, as well as expose us to credit risks.

Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant retailers. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our products. Despite operating in different channels, our retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us. Any of the foregoing risks as a result of consolidation of our retailer customers could have a material adverse effect on our business, financial condition and results of operations.

If we fail to cost-effectively acquire new customers and consumers or retain our existing customers and consumers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new customers and consumers and to retain and keep existing customers and consumers engaged so that they continue to purchase products from us. Our efforts to acquire and retain customers and consumers include increasing product supply, increasing our household penetration, expanding the number of products sold through existing retail customers, growing within the coffee shop and foodservice channels and strengthening our product offerings through innovation in both new and existing categories. Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. For example, retailers continue to aggressively market their private label products, which could reduce consumer demand for our products. As we continue to focus on increasing our supply to meet the increase in consumer and customer demand, we are also subject to risks in the disruption of our supply chain, as any delays or interruptions in our supply chain that resulted in our inability to deliver products in a timely manner or at all could have a material adverse effect on our customer relationships, brand, reputation and business. If we fail to deliver our products to our customers in a timely manner or fail to meet other similar performance obligations, they may be able to charge us additional fees, impose penalties, delist us from their list of approved suppliers or other negative consequences, which would harm our ability to work with any such customers in the future and could have a material adverse effect on our brand and reputation. The expansion of our business also depends on our ability to increase consumer awareness of dairy alternatives and expand our distribution channels in new and existing markets, such as new foodservice and retail locations. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as rebates, temporary price reductions, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including related to consumer acceptance of our efforts. If we are unable to cost-effectively acquire new customers and consumers, retain and keep existing customers and consumers engaged, our business, financial condition and results of operations would be materially adversely affected. Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers and consumers or engage existing customers and consumers so that they continue to purchase products from us. We may lose loyal customers and consumers to our competitors if we are unable to meet customers’ orders in a timely manner, and our business, financial condition and results of operations may be adversely affected.

We may face difficulties as we expand our operations into countries in which we have no prior operating experience.

We intend to continue to expand our global footprint in order to enter into new markets. While we currently enter new markets in ways that allow us to maintain control over building the distribution and launching of our brand, as we continue to expand our global footprint, this may involve expanding into countries beyond those in which we currently operate and may involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. Further, our current go to market strategies may not be the optimal approach in certain markets due to these factors, which may require us to consider, develop and implement alternative entry and marketing strategies that we have not used before, and this could be more costly to implement or use additional resources that our other strategies do not require, which could have an adverse effect on our results of operations. It is costly to establish, develop and maintain international operations and develop and promote our brand in international markets. Additionally, as we expand into new countries, we may rely on local partners and distributors who may not fully understand our business or our vision. As we expand our business into new countries, we may encounter regulatory, legal, personnel, technological, consumer preference variations, competitive and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business, financial condition and results of operations.

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include:

•	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;

•	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries such as the United States and China;

•	unfavorable foreign exchange controls and currency exchange rates;

•	increased exposure to general international market and economic conditions;

•	political and economic uncertainty and volatility;

•

the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including food and beverage regulations, anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the U.K. Bribery Act) and privacy laws and regulations (including the EU’s General Data Protection Regulation);

•	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;

•	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;

•	the difficulty and costs of maintaining effective data security;

•	global pricing pressures; and

•	unfavorable and/or changing foreign tax treaties and policies.

In addition, our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates, as our principal exposure is to the Swedish Krona, Euro and Pound Sterling. See Note 3 to our consolidated financial statements included elsewhere in this prospectus.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

In addition to purchasing oats and other raw materials, such as potato protein, we purchase and use significant quantities of cardboard, paper and other recycled materials to package our products. Costs of ingredients and packaging, particularly sustainable packaging materials, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade and agricultural programs. Volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our ingredient and packaging costs or the higher costs of sustainable materials, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, financial condition and results of operations.

Our revenue growth rate may slow over time and may not be indicative of future performance.

Although we have grown rapidly over the last several years, our revenue growth rates may slow over time due to a number of reasons, including increasing competition, market saturation, slowing demand for our product offerings, increasing regulatory costs and challenges and failure to capitalize on growth opportunities.

Fluctuations in our results of operations may impact, and may have a disproportionate effect on, our overall financial condition and results of operations.

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth. Our business may be subject to seasonal or other fluctuations that may have a disproportionate effect on our results of operations. We occasionally offer sales discounts and promotions through various programs to customers and consumers, which may result in reduced margins. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. We anticipate that, at times, these promotional activities may also cause seasonal fluctuations that can adversely impact our business, financial condition and results of operations.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we may be party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For example, we are and have been subject to various trademark lawsuits in the ordinary course of our business.

Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and potentially prevent us from selling or manufacturing our products, which would make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Legal claims, government investigations or other regulatory enforcement actions could subject us to civil and criminal penalties.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to heightened risk of legal claims, government investigations or other regulatory enforcement actions. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, temporary workers, contractors or agents will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties that could materially and adversely affect our product sales, reputation, financial condition and results of operations. Even if our defense against such claims is successful, our reputation could suffer as a result of any such claim or investigation. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all.

Failure to retain our senior management or to attract, train and retain employees may adversely affect our operations or our ability to grow successfully.

Our success is substantially dependent on the continued service of certain members of our senior management, including Toni Petersson, our Chief Executive Officer. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives and key management personnel could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our ADSs to decline. We do not currently carry key-person life insurance for our senior executives.

Our success also depends upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners and consumers. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees may adversely affect our business, financial condition and results of operations.

If we cannot maintain our company culture or focus on our mission as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow, and particularly as we develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our purpose, our business and competitive position when attracting employees may be harmed.

Our insurance may not provide adequate levels of coverage against claims or we may be unable to find insurance with sufficient coverage at a reasonable cost.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, if we do not make policy payments on a timely basis, we could lose our insurance coverage, or if a loss is incurred that exceeds policy limits, our insurance provider could refuse to cover our claims, which could result in increased costs. If we are unable to make claims on our insurance, then we may be liable for any such claims, which could cause us to incur significant liabilities. Although we believe that we have adequate coverage, if we lose our insurance coverage and are unable to find similar coverage elsewhere or if rates continue to increase, it may have an adverse impact on our business, financial condition and results of operations.

Disruptions in the worldwide economy may adversely affect our business, financial condition and results of operations.

Adverse and uncertain economic conditions, including the impact of the ongoing COVID-19 pandemic, may affect distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In particular, consumers may reduce the amount of plant-based food products that they purchase where there are conventional animal-based offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer and foodservice customers, our ability to attract new customers and consumers, the financial condition of our customers and consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our business, financial condition and results of operations.

We are subject to risks related to sustainability and corporate social responsibility.

Our business faces increasing scrutiny related to environmental, social and governance issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. If we fail to meet applicable standards or expectations with respect to these issues across all of our products and in all of our operations and activities, including the expectations we set for ourselves, our reputation and brand image could be damaged, and our business, financial condition and results of operations could be adversely impacted.

Further, we have developed a strong corporate reputation over the years for our focus on environmental and sustainability issues. We seek to conduct our business in an ethical and socially responsible way, through sustainable business practices and various programs committed to sustainability, human rights and compliance, which we regard as essential to maximizing stakeholder value, while enhancing community quality, environmental stewardship and furthering the plant-based movement around the world. Implementation of our environmental and sustainability initiatives, including our annual sustainability report, can require moderate financial expenditures and employee resources, and if we are unable to meet our sustainability, environmental and social and governance goals, this could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers.

If our goodwill or amortizable intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our goodwill and amortizable intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or other assets. In the event that we determine our goodwill or other assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulation

Our operations are subject to European and international laws and regulations, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by international laws and regulations, including requirements related to food safety, quality, manufacturing, the environment, trade compliance, processing, storage, marketing, advertising, labeling and distribution as well as those related to work health and workplace safety. Our activities are subject to extensive regulation in the United States and the European Union, as well as in all other markets in which we operate. In general, oats and oatmilk, as well as other plant-based alternatives, are a new type of food that lacks the well-established regulations comparable to other types of food, and as a result, it is difficult for us to predict what types of laws and regulations may come into effect that may influence our products, production, operations and business.

In the United States, we are subject to the requirements of the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, testing, labeling, marketing, promotion, advertising, storage, distribution and safety of food. In the European Union, our operations are also subject to a number of EU and national (member state) regulations, in particular Regulation (EC) No 178/2002 laying down the general principles and requirements of food law, establishing the EFSA and laying down procedures in matters of food safety. This regulation sets forth essential requirements such as food safety requirements and traceability requirements, a food operator’s responsibilities and general principles that must be complied with such as risk analysis and precautionary and transparency principles. In parallel, food products must also comply with numerous other EU regulations such as Regulation (EU) No 1169/2011 on the provision of food information to consumers, including food labeling requirements, and Regulation (EU) No 1924/2006 on nutrition and health claims.

The FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventative controls regulations, current good manufacturing practices (“cGMPs”) and supplier verification requirements. Our processing facilities, including those of our co-manufacturers, are subject to periodic inspection by federal, state and local authorities. Although we maintain consistent contact with and review the operations of our co-manufacturers, we do not control the manufacturing processes of, but rely upon, our co-manufacturers for compliance with cGMPs for the manufacturing of our products that is conducted by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA, the European Commission or others, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us or could result in a recall of our product that has already been distributed. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the European Commission, the national competent authorities (of the different EU member states) or a comparable foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business, financial condition or results of operations may be materially impacted.

In Europe, we are regulated by, among other authorities, the European Commission and the U.K.’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and their equivalents in other European countries. We also are regulated by similar authorities in China, including China Inspection and Quarantine, Singapore, including the Singapore Food Agency and other regulatory bodies elsewhere in the world.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure safety, health, environmental and quality assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us or our co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co-manufacturers’ operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our business, financial condition and results of operations. See “Business—Government Regulation.”

For example, due to our currently limited production capabilities, we export many of our products from our production facilities in Europe and the United States to the other markets in which we operate, such as China. We face the risk that our products may face unexpected difficulties being exported out of their countries of production or being imported into the countries of sale, as either could result in delays in our customers receiving our products on a timely basis or at all, which could have a material adverse effect on our relationships with our customers and our global reputation. If our products were to be prevented from being exported or imported for whatever reason, this could adversely affect our business, financial condition and results of operations.

We are also subject to extensive regulations internationally where we manufacture, distribute, promote and/or sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising and distribution of these products. If regulatory authorities in the jurisdictions in which we manufacture, distribute, promote and/or sell our products determine that the labeling, promotion, advertising and/or composition of any of our products is not in compliance with applicable law or regulations, or if we or our co-manufacturers otherwise fail to comply with such applicable laws and regulations, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In the European Union, applicable sanctions and penalties, which may include criminal sanctions, are set forth in EU member state laws and enforcement measures are determined by national competent authorities, thus adding more complexity from a compliance perspective. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition and results of operations.

In addition, with our expanding international operations, we could be adversely affected by violations of the FCPA, the U.K. Bribery Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from non-compliance or reckless or criminal acts committed by our employees or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business, financial condition and results of operations.

Changes in existing laws or regulations, or the adoption of new laws or regulations may increase our costs and otherwise adversely affect our business, financial condition and results of operations.

The manufacture and marketing of food products is highly regulated. We, our suppliers and co-manufacturers are subject to a variety of laws and regulations internationally, which apply to many aspects of our business, including the sourcing of raw materials, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including the FDA, Federal Trade Commission (“FTC”), Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. Outside the United States, we are subject to direct and indirect regulation by various international regulatory bodies, including the European Commission, EFSA, and the U.K.’s Food Standards Agency, Health and Safety Executive, Environment Agency, Environmental Health Officers and Trading Standards Officers and equivalent national competent authorities in EU member states. Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the EU, the United Kingdom’s food and feed safety policy is no longer regulated by EU law or subject to supervision by EFSA and the European Commission.

For example, the European Commission, EFSA, EU member state authorities, the FDA and the U.S. Department of Agriculture, other state regulators in the United States and/or other similar international regulatory authorities could take action to further impact our ability to use or refer to the term “milk” or dairy terms to describe our products. In the European Union, Regulation (EU) No 1308/2013 establishing a common organization of the markets in agricultural products provides specific requirements for some food products, including use of terms related to “milk” and “milk products.” Further to case law by the highest European Court (Case C-422/16), as part of ongoing revisions to the European Union’s Common Agricultural Policy, lawmakers are considering a proposal, known as Amendment 171, which would prohibit plant-based products from using comparative language to dairy products, including using words such as “milk,” “cream” and other related terms to describe plant-based products. While use of the term “milk” and similar terms are already limited to products containing mammary secretion, if adopted, these regulations would further restrict the use thereof (e.g., by prohibiting any misuse, imitation or evocation of such terms, even if accompanied by an expression such as “style,” “substitute” or similar) and thus limit our ability to position our products as “dairy alternatives.”

In addition, a food may be deemed misbranded if its labeling is interpreted as false or misleading in any particular way, and regulators, including the European Commission, EFSA, EU Member state authorities, the FDA, and other state or international regulators, could interpret the use of the term “milk” or any similar phrase(s) to describe our plant-based products as false or misleading or likely to create an erroneous impression regarding their composition. In 2018, the FDA announced that it planned to reexamine its enforcement of the standard of identity for milk, the official definition of which involves “lacteal secretion,” which interpretation could result in the restriction of the use of the term “milk” to only those products that are animal-based, similar to the position taken by European regulators. Should regulatory authorities take action with respect to the use of the term “milk” or similar terms, such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or could be required to recall of our products marketed using these terms, we may be required to modify our marketing strategy, and our business, financial condition and results of operations could be adversely affected.

Such regulatory authorities could also object to any claims we may make about the potential health benefits or nutritional content associated with our products. In the European Union, nutritional or health claims related to food are specifically regulated by Regulation (EU) No 1924/2006, the objective of which is to ensure that any claim made on a food’s labeling, presentation or advertising in the European Union is clear, accurate and based on scientific evidence. Only health and nutrition claims that have been authorized by the European Commission (i.e., which are based on scientific evidence, evaluated by EFSA and can be easily understood by consumers), as listed in Regulation (EU) No 432/2012 and Regulation (EC) No 1924/2006 as amended respectively, and a publicly accessible EU register on nutrition and health claims, can be used.

In addition, since December 2016, Regulation (EU) No 1169/2011 requires that the vast majority of pre-packed foods bear a nutrition declaration, which must present, among other information, the energy value and the amounts of fat, saturates, carbohydrates, sugars, protein and salt of the food in a legible tabular format on the packaging. The regulatory and public focus on sugar content in food is increasing, and there are ongoing political debates on how to define, label and regulate dietary sugars. For example, the definition of added sugars (in the United States) and free sugars (in the United Kingdom) generally includes sugars transformed in the production process, which disproportionately impacts our products compared to traditional dairy and could have a negative adverse effect on the sale of our products in these markets as well as negatively impact our reputation. Any further such changes in the product labeling could have a material adverse impact on our business, financial condition and results of operations.

In addition, we are subject to certain standards, such as Global Food Safety Initiative standards, and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. We could incur costs, including fines, penalties and third-party claims, because of any violations of or liabilities under such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states in the United States.

The regulatory environment in which we operate could change significantly and adversely in the future. Since plant-based, processed foods are still a relatively new food category, our business is subject to significant and ongoing debates and discussions regarding the nutritional value of plant-based alternatives as compared to dairy products, dietary recommendations and the treatment of fortifications and additives, all of which significantly influence the regulatory environment in which we operate and adds further costs and complexity to our operations. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs, restrictive policy measures, taxes, limitations on distribution, interruptions in production or affect public perception of our products, any of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, financial condition and results of operations. In particular, recent federal, state and foreign attention to the naming of plant-based dairy alternative products could result in standards or requirements that mandate changes to our current labeling.

Failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our suppliers or co-manufacturers fail to comply with food safety, environmental or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. Additionally, our co-manufacturers are required to maintain the quality of our products and to comply with our product specifications. In the event of actual or alleged non-compliance, we might be forced to find an alternative supplier or co-manufacturer and we may be subject to lawsuits related to such non-compliance by our suppliers and co-manufacturers. As a result, our supply of raw materials or finished inventory could be disrupted or our costs could increase, which would adversely affect our business, financial condition and results of operations. The failure of any co-manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims and economic loss. For example, other plant-based dairy alternative companies have been significantly impacted by recalls resulting from allergen contamination at the supplier level. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of raw materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, may adversely affect our business, financial condition and results of operations.

We are subject to stringent environmental regulation and potentially subject to environmental litigation, proceedings and investigations.

Our business operations and ownership and past and present operation of real property are subject to stringent federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment and natural resources. For example, we are required to maintain waste water management systems at our production facilities, and should we want to expand any of our current production facilities, this would require regulatory approval in order to expand such systems at any particular site, and there can be no assurance that we will obtain any such regulatory approvals. While we undertake precautions to ensure that we comply with applicable environmental or health safety laws or regulations, there can be no assurance that we will not inadvertently release any cleaning chemicals, cooling agents or other types of materials, which could violate any applicable regulations. Violation of these laws and regulations could lead to substantial liabilities, fines and penalties or to capital expenditures related to pollution control equipment that could have a material adverse effect on our business. We could also experience in the future significant opposition from third parties with respect to our business, including environmental non-governmental organizations, neighborhood groups and municipalities. Additionally, new matters or sites may be identified in the future that will require additional environmental investigation, assessment, or expenditures, which could cause additional capital expenditures. Future discovery of contamination of property underlying or in the vicinity of our present properties or facilities and/or waste disposal sites could require us to incur additional expenses, delays to our business and to our proposed construction. The occurrence of any of these events, the implementation of new laws and regulations, or stricter interpretation of existing laws or regulations, could adversely affect our business, financial condition and results of operations.

Changes to international trade policies, treaties and tariffs, including as a result of the United Kingdom’s withdrawal from the European Union, or the emergence of a trade war could adversely impact our business, financial condition and results of operations.

Changes to international trade policies, treaties and tariffs, or the perception that these changes could occur, could adversely impact the financial and economic conditions of some or all of the jurisdictions in which we operate. Any trade tensions or trade wars, for example, between the United States and China, or changes in Europe or the European Union or news and rumors of a potential trade war, could have an adverse impact on our business, financial condition and results of operations.

On December 31, 2020 the transition period following the United Kingdom’s departure from the European Union (“Brexit”) ended. On December 24, 2020, the United Kingdom and the European Union agreed a trade and cooperation agreement (the “Trade and Cooperation Agreement”), in relation to the United Kingdom’s withdrawal from the European Union which will enter into force on the first day of the month following that in which the United Kingdom and the European Union have notified each other that they have completed their respective internal requirements and procedures for establishing their consent to be bound. The Trade and Cooperation Agreement took full effect on February 28, 2021 and provided for, among other things, zero-rate tariffs and zero quotas on the movement of goods between the United Kingdom and the European Union.

Due to the size and importance of the economy of the United Kingdom, the uncertainty and unpredictability concerning the United Kingdom’s future laws and regulations (including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws) as well as its legal, political and economic relationships with Europe following its exit of the European Union may continue to be a source of instability in international markets, create significant currency fluctuations or otherwise adversely affect trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future. The long-term effects of Brexit will depend on the implementation of the Trade and Cooperation Agreement and any future agreements (or lack thereof) between the United Kingdom and the European Union. Brexit could result in adverse economic effects across the United Kingdom and Europe, which could have an adverse effect on our business, results of operations, financial condition and prospects.

For example, we currently do not have production facilities in the United Kingdom, and as a result, we import all of our products into the United Kingdom. As a result, our business in the United Kingdom could be adversely affected by changes in trade agreements between the United Kingdom and the European Union. Additionally, the imposition of increased or new tariffs could increase our costs and require us to raise prices on certain of our products, which may adversely impact the demand for such products. If we are not successful in offsetting the impacts of any such tariffs, our business, financial condition and results of operations could be adversely impacted.

Risks Related to Our Intellectual Property

We may not be able to protect our proprietary technology adequately, which may impact our commercial success.

Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of trademarks, patent protection, trade secrets and copyrights, as well as confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our proprietary technology or permit us to gain or keep any competitive advantage. Despite our efforts to protect our products and developments, unauthorized parties may attempt to copy aspects of our products or other technology, or obtain and use our trade secrets and other confidential information. Additionally, due to the highly competitive space in which we operate, competitors may file patent applications that, if granted, could hinder our ability to enter into new product categories and develop new products.

We cannot offer any assurances about which, if any, patents will issue from any of our patent applications, the breadth of any granted patents, or whether any granted patents will be found invalid and unenforceable or will be infringed or challenged by third parties. Any successful proceeding challenging the validity, enforceability or scope of these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop. The term of any individual patent depends on applicable law in the country where the patent is granted. In the United States, provided all maintenance fees are timely paid, a patent generally has a term of 20 years from its application filing date or earliest claimed non-provisional filing date. Extensions may be available under certain circumstances, but the life of a patent and, correspondingly, the protection it affords is limited. Further, our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement, especially process patents. It may be difficult to detect infringers who do not advertise the process that are used in connection with their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s products.

Since patent applications are confidential for a period of 18 months after a first priority filing, we cannot know, until these 18 months have lapsed, that we were the first to file on the technologies covered in one or several of our patent applications related to our technologies or products. Furthermore, at any time during the lifetime of a patent or patent application, claims on the right to the underlying invention may be raised, which could harm or otherwise hinder our possibility to exercise such invention. For example a derivation proceeding may be provoked by a third party, or instituted by the U.S. Patent and Trademark Office (“USPTO”) to determine who was the first to invent any of the subject matter covered by the patent claims of our patents or patent applications.

Further, assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, financial condition and results of operations. Third parties may in the future assert, that we have infringed, misappropriated, or otherwise violated their copyrights, patents, trademarks, and other intellectual property rights (including with respect to any existing registrations held by such third parties), and as we face increasing competition, the possibility of intellectual property rights claims against us grows. We could be targeted for litigation and we may not be able to assert counterclaims against parties that sue us for patent, or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights may attempt to aggressively assert claims in order to extract value from us as a product company. Additionally, when we introduce new products, including in territories where we currently do not have an offering, our exposure to patent and other intellectual property claims from competitors and non-practicing entities will increase. It is difficult to predict whether assertions of third-party intellectual property rights or any infringement or misappropriation claims arising from such assertions will substantially harm our business, financial condition and results of operations. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay significant damages, which may be even greater if we are found to have willfully infringed upon a party’s intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may result in significant expenses and reputational loss and could distract our management personnel and other employees from their normal responsibilities.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, and the complexity and uncertainty of European patent laws has also increased in recent years. We cannot predict future changes in the interpretation of patent laws by U.S. and international judicial bodies or changes to patent laws that might be enacted into law by U.S. and international legislative bodies.

Moreover, in the United States, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) enacted in September 2011, brought significant changes to the U.S. patent system, including a change from a “first to invent” system to a “first to file” system. Other changes in the Leahy-Smith Act affect the way patent applications are prosecuted, redefine prior art and may affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect our intellectual property adequately, which may harm the value of our brand.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks, including “Oatly” (in various forms), “Wow No Cow” and “Post-Milk Generation,” are valuable assets that reinforce our brand and consumers’ favorable perception of our products. We cannot assure you that we will be able to register and/or enforce our trademarks in all jurisdictions as the requirement for trademarks registrability and the scope of trademark protection in different jurisdictions can be inconsistent. In addition, third parties may adopt trade names or trademarks that are the same as or similar to ours, especially in a jurisdiction we have yet to cover, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Whether we choose to seek legal protection through patent registration or, alternatively, seek to maintain trade secrecy, involves a risk assessment that could result in a competitor gaining patent protection on something that we kept as a trade secret, which could result in the infringement of such competitor’s intellectual property after such intellectual property was made publicly available, which could negatively impact our ability to provide any products created by using such intellectual property and result in a loss of sales.

Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations have been, are being and may be challenged and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. In addition, if we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Offering and Ownership of Our ADSs

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the years ended 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control environment driven by (i) our technology access related environment and change control processes not supporting an efficient or effective internal control framework, (ii) lack of documented policies and procedures in relation to our business processes and entity level controls as well as lack of evidence of performing controls and (iii) inadequate segregation of duties.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weaknesses, we are in the process of adopting several measures intended to improve our internal control over financial reporting, including: (i) implementing formal access and change controls, and making changes to our information technology systems such as implementing new systems and improving the control environment including the reduction of manual tasks; (ii) establishing comprehensive accounting guidelines in relation to our accounting policies, clarifying reporting requirements for, non-recurring and complex transactions, implementing a procedures manual and providing internal training to accounting and finance personnel in relation to policies and procedures, hiring additional accounting and finance personnel, and improving the month-end close process and establishing more robust and formalized processes supporting internal control over financial reporting; and (iii) securing adequate segregation of duties.

However, implementation of these measures, may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot assure that we will be successful in remediating the material weaknesses. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Management’s initial certification under Section 404 is expected to be required with our annual report on Form 20-F for the year ending December 31, 2022. In support of such certifications, we will be required to document and make significant changes and enhancements, including hiring personnel in necessary functions with relevant experience. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

While documenting and testing our internal control procedures, in order to satisfy the future requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued equity instruments, including our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our largest shareholder will continue to have significant influence over us after this offering, including significant influence over decisions that require the approval of shareholders.

Upon consummation of this offering, through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will own, in the aggregate, approximately

47.6% (assuming no exercise by the underwriters of their option to purchase additional ADSs in this offering) of the voting power represented by all our outstanding ADSs. As a result, our largest shareholder will continue to exercise significant influence over certain corporate matters requiring shareholder approval under Swedish law, including the election and removal of directors and the size of our board, any amendment of our amended and restated articles of association and any approval of significant corporate transactions (including a sale of substantially all of our assets), and will continue to have significant influence over our management and policies, despite not controlling a majority of our outstanding ordinary shares. Nativus Company Limited is a wholly owned subsidiary of China Resources Verlinvest Health Investment Ltd., which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key Holdings Limited. China Resources (Holdings) Company Limited (“CR Holdings”) is the sole shareholder of Blossom Key Holdings Limited, and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

Affiliates of China Resources Verlinvest Health Investment Ltd. are members of our board of directors. These board members are designees of China Resources Verlinvest Health Investment Ltd. and can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our ADSs, which could prevent shareholders from receiving a premium for their ADSs.

Our operating results and the price of our ADSs may be volatile, and the market price of our ADSs after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our ADSs to wide price fluctuations regardless of our operating performance.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our ADSs to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the market price and liquidity of ADSs. In addition, in the past, when the market price of ADSs has been volatile, holders have sometimes instituted securities class action litigation against the company that issued the ADSs. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards.

For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the Nasdaq rules for the quorum requirements applicable to the meetings of shareholders and the requirement that independent directors regularly meet in executive sessions where only independent directors are present. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ADSs. We intend to use $188.3 million of the net proceeds from this offering to repay the SLL Agreement in full, $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, of the net proceeds from this offering to repay a portion of the Bridge Facilities (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities”) and the remainder of the net proceeds from this offering for working capital, to fund incremental growth, including our planned expansion, and other general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our ADSs to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase ADSs in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our ADSs is substantially higher than the net tangible book deficit per ADS. Therefore, if you purchase our ADSs in this offering, you will pay a price per ADS that substantially exceeds our pro forma net tangible book value per ADS after this offering. Based on the initial public offering price of $16.00 per ADS, you will experience immediate dilution of $13.89 per ADS, representing the difference between our pro forma net tangible book value per ADS after giving effect to this offering at the initial public offering price. See “Dilution” for more detail.

Participation in this offering by Baillie Gifford could reduce the public float for our ADSs.

Baillie Gifford, acting on behalf of a number of its clients has indicated an interest in purchasing an aggregate of up to $500 million of ADSs in this offering at a price per ADS equal to the initial public offering price. However, because this indication of interest is not a binding agreement or commitment to purchase, Baillie Gifford could determine to purchase more, less or no ADSs in this offering, or the underwriters could determine to sell more, less or no ADSs to Baillie Gifford. The underwriters will receive the same discount on any of our ADSs purchased by Baillie Gifford as they will from any other ADSs sold to the public in this offering.

If Baillie Gifford is allocated all or a portion of the ADSs in which it has indicated an interest in this offering or more, and purchase any such ADSs, such purchase could reduce the available public float for our ADSs if Baillie Gifford holds these ADSs long term.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares. You also may not know about the meeting far enough in advance to request a temporary registration.

The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a discretionary proxy to a person designated by us to vote the ordinary shares underlying your ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists or (iii) the rights of holders of ordinary shares may be adversely affected. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying ordinary shares, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting.

Purchasers of ADSs in this offering may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.

In connection with this offering, we are amending our articles of association and seeking shareholder approval to add a clause that states that unless we consent in writing to the selection of an alternative forum and without infringing upon the Swedish forum provisions and without applying Chapter 7, Section 54 of the Swedish Companies Act, the U.S. District Court for the Southern District of New York shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act. These forum provisions may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find either choice of forum provision to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the

Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by holders of our ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Holders of our ADSs or ordinary shares will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market in the near future, which could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of our ADSs. After giving effect to the sale of ADSs in this offering, we will have 592,139,917 ordinary shares (including those represented by ADSs) outstanding after giving effect to (i) the conversion of all of our outstanding class B shares into 46,797,804 ordinary shares effected on May 5, 2021, (ii) the conversion of all of our outstanding class G shares into 1,405,944 ordinary shares effected on May 5, 2021, (iii) the exercise of all of our outstanding warrants into 39,317,319 ordinary shares in connection with and prior to the consummation of this offering and (iv) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” The ADSs sold in this offering or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, the Selling Shareholders, our executive officers, directors and holders of substantially all of our outstanding shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our ADSs or securities convertible into or exchangeable for ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives on behalf of the underwriters. K2, Luxor and Santo Domingo Group have each also agreed to a lock-up agreement with the underwriters pursuant to which the ADSs purchased in the Concurrent Private Placements will be locked up for a period of 180 days, subject to certain exceptions. See “Prospectus Summary—Concurrent Private Placements” for additional information. Such ADSs will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ADSs of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling our ADSs after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.

We may not pay dividends on our ADSs in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our ADSs.

We may not pay any cash dividends on our ADSs in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See “Dividend Policy.”

Our shareholders may face difficulties in protecting their interests because we are a Swedish company.

We are, and will upon the consummation of this offering be, a Swedish company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Sweden. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Sweden and may be different than the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Swedish law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the fiduciary responsibilities of our directors under the laws of Sweden may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of Swedish law and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see “Description of Share Capital and Articles of Association.”

There may be difficulties in enforcing foreign judgments against us, our directors or our management, as well as against the Selling Shareholders.

Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. See “Enforcement of Civil Liabilities.”

In particular, investors should be aware that there is uncertainty as to whether the courts of Sweden or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management as well as against the Selling Shareholders predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Sweden or any other applicable jurisdictions courts against us, our directors or our management, as well as against the Selling Shareholders predicated upon the securities laws of the United States or any state in the United States.

Oatly Group AB is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in the ADSs subject to U.S. federal income tax.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on the currently anticipated market capitalization, which will fluctuate over time, and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon the receipt of distributions in respect of the ADSs.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC. If we are treated as a PFIC with respect to a U.S. Holder (as defined below in the section titled “Material United States Federal Income Tax Considerations”) for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For further discussion, see “Material United States Federal Income Tax Considerations.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If as a result of the ownership of ADSs, a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether or not Oatly Group AB is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether or not the controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation, and we do not expect to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. investors should consult its advisors regarding the potential application of these rules to an investment in us. The U.S. Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations.

Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of tax we pay is subject to ongoing audits and assessments by tax authorities, including in Sweden. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, financial condition and results of operations.

General Risk Factors

We cannot assure you that a market will develop for our ADSs or what the price of our ADSs will be, and public trading markets may experience volatility. Investors may not be able to resell their ADSs at or above the initial public offering price.

Before this offering, there was no public trading market for our ADSs, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ADSs. Public trading markets may also experience volatility and disruption. This may affect the pricing of the ADSs in the secondary market, the transparency and availability of trading prices, the liquidity of the ADSs and the extent of regulation applicable to us. We cannot predict the prices at which our ADSs will trade. The initial public offering price for our ADSs will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ADSs will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ADSs may decline.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our ADSs adversely, the price and trading volume of our ADSs could decline.

The trading market for our ADSs is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of our ADSs would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our ADSs to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors. We also expect that as a public company, we may face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ADSs could be negatively affected, and we could become subject to investigations by the stock exchange on which our ADSs are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	our history of losses and inability to achieve or sustain profitability;

•	reduced or limited availability of oats or other raw materials that meet our quality standards;

•	failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms;

•	damage or disruption to our production facilities;

•	harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products;

•	our ability to successfully compete in our highly competitive markets;

•	reduction in the sales of our oatmilk varieties;

•	failure to expand our manufacturing and production capacity as we grow our business;

•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting; and

•

as a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $976.6 million, assuming an initial public offering price per ADS of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $64.7 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $15.2 million, assuming no change in the assumed initial public offering price per ADS. Expenses of this offering will be paid by us.

We will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

The principal purposes of this offering are to create a public market for our ADSs, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering as follows:

•	$188.3 million to repay the SLL Agreement in full;

•	$10.8 million, based on an exchange rate of SEK 8.42 to $1.00, to repay a portion of the Bridge Facilities; and

•

the remainder for working capital, to fund incremental growth, including our planned expansion, and other general corporate purposes, however, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

Borrowings under the SLL Agreement are repayable at the end of the term and carry an interest rate of the aggregate of the applicable margin and STIBOR, LIBOR or EURIBOR, depending on the denominated currency of amounts loaned. We intend to repay all amounts outstanding under the SLL Agreement in connection with this offering, and the SLL Agreement will be replaced by the SRCF Agreement. The Bridge Facilities are subject to a 15% interest rate, and in April 2021, the term of the Bridge Facilities was extended through the earlier of August 2021 or the completion of this offering. The proceeds from the SLL Agreement and the Bridge Facilities were primarily used for working capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering.

If the underwriters or their affiliates have a lending relationship with us, to the extent we use any of the net proceeds of this offering to repay any of our debt (including, but not limited to, repayment in full of the SLL Agreement), such underwriters or their affiliates may receive a portion of the net proceeds of this offering.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Swedish law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholders will be able to influence our dividend policy.

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures, contractual restrictions and applicable provisions of our articles of association. For example, our SRCF Agreement contains limitations on our ability to pay dividends until we exercise our covenant conversion right. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facilities.” Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

In the years ended December 31, 2020 and 2019, we did not declare or pay any dividends.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of March 31, 2021 derived from our unaudited interim financial statements included elsewhere in this prospectus:

•	on an actual basis; and

•

on an as adjusted basis to reflect (i) the exercise of all outstanding warrants into 39,317,319 ordinary shares prior to the consummation of this offering; (ii) the conversion of all outstanding class B shares into 46,797,804 ordinary shares, which was effected on May 5, 2021; (iii) the conversion of all outstanding class G shares into 1,405,944 ordinary shares, which was effected on May 5, 2021; (iv) the issuance and sale of ADSs in this offering at the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (v) an additional $50 million drawn on the SLL Agreement since March 31, 2021 and the use of $188.3 million of the net proceeds from this offering to repay the SLL Agreement in full, as described under “Use of Proceeds,” (vi) the use of $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, of the net proceeds from this offering to repay a portion of the Bridge Facilities, as described under “Use of Proceeds” and (vii) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Investors should read this table in conjunction with our audited financial statements and our unaudited interim condensed consolidated financial statements included in this Prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” There have been no significant adjustments to our capitalization since March 31, 2021.

	As of March 31, 2021
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$88,605	$953,245

Total debt, including current portion(2)	263,356	7,147
Shareholders’ equity:
Issued capital:
Share capital	84	103
Other contributed capital	448,188	1,565,722
Foreign currency translation reserve	(12,876)	(12,876)
Accumulated deficit	(152,044)	(153,972)
Total equity attributable to shareholders of the parent	283,352	1,398,978

Total capitalization	$546,708	$1,406,125

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of cash and cash equivalents by $64.7 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of cash and cash equivalents by $15.2 million, assuming no change in the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)

Since March 31, 2021, we have drawn an additional $50 million on the SLL Agreement. In connection with this offering, we expect to use $188.3 million of the net proceeds from this offering to repay the SLL Agreement in full and $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, of the net proceeds from this offering to repay a portion of the Bridge Facilities, as described under “Use of Proceeds.”

The number of our ordinary shares shown as outstanding in the table above excludes 69,496,515 ordinary shares reserved for future issuance under our long-term incentive plan as described in “Management—2021 Incentive Award.”

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per share after this offering.

At March 31, 2021, we had a historical net tangible book value of $134.6 million, corresponding to a net tangible book value of $0.28 per share, or $0.28 per ADS, based on an ordinary share to ADS ratio of one to one. Our historical net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding as of March 31, 2021. At March 31, 2021, we had a pro forma net tangible book value of $273.7 million, corresponding to a net tangible book value of $0.52 per share, or $0.52 per ADS, based on an ordinary share to ADS ratio of one to one. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding as of March 31, 2021, after giving effect to (i) the exercise of all outstanding warrants into 39,317,319 ordinary shares prior to the consummation of this offering; (ii) the conversion of all outstanding class B shares into 46,797,804 ordinary shares, which was effected on May 5, 2021; (iii) the conversion of all outstanding class G shares into 1,405,944 ordinary shares, which was effected on May 5, 2021; (iv) an additional $50 million drawn on the SLL Agreement since March 31, 2021 and the use of $188.3 million of the net proceeds from this offering to repay the SLL Agreement in full, as described under “Use of Proceeds,” (v) the use of $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, of the net proceeds from this offering to repay a portion of the Bridge Facilities, as described under “Use of Proceeds” and (vi) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

After giving further effect to the sale by us of 64,688,000 ADSs (representing 64,688,000 ordinary shares) in this offering at the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at March 31, 2021 would have been approximately $1,250 million, representing $2.11 per share or $2.11 per ADS.

The following table illustrates our pro forma net tangible book value reflecting the adjustments described above.

(in millions, except share numbers)
Historical net tangible book value as of March 31, 2021	$134.6
As adjusted increase in net tangible book value	$1,115.6
As adjusted net tangible book value	$1,250.3
As adjusted number of ordinary shares outstanding	592,139,917
As adjusted net tangible book value per share	$2.11

This represents an immediate increase in net tangible book value of $1.83 per share or $1.83 per ADS to existing shareholders and an immediate dilution in net tangible book value of $13.89 per share or $13.89 per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.

The following table illustrates this dilution to new investors purchasing ADSs in the offering.

Assumed initial public offering price		$16.00
Historical net tangible book value per ADS as of March 31, 2021	$0.28
Increase in net tangible book value per ADS attributable to this offering	$1.83

As adjusted net tangible book value per ADS after this offering		$2.11

Dilution per ADS to new investors in this offering		$13.89

Each $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the as adjusted net tangible book value after this offering by $0.11 per ADS and the dilution per share to new investors in the offering by $0.89 per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, as of March 31, 2021, the total number of ordinary shares purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing ADSs in this offering:

	Ordinary Shares Purchased (including those represented by ADSs)		Total Consideration		Average Price per Share (including those represented by ADSs)
	Number	Percent	Amount in thousands	Percent
Existing shareholders	527,451,917	89.1%	$502,816	32.7%	$0.95
New investors	64,688,000	10.9%	1,035,008	67.3%	16.00

Total	592,139,917	100.0%	$1,537,824	100.0%	$2.60

The total number of ordinary shares reflected in the discussion and tables above is based on ordinary shares outstanding as of March 31, 2021 on an as adjusted basis and does not reflect the ordinary shares purchased by new investors from the Selling Shareholders.

The table and discussion above include 39,317,319 ordinary shares to be issued upon exercise of the outstanding warrants that vest upon consummation of this offering.

Sales by the Selling Shareholders in this offering and the Concurrent Private Placements will reduce the number of ordinary shares held by existing shareholders to 499,326,421, or approximately 84.3% of the total number of ordinary shares outstanding after the offering, assuming no exercise by the underwriters of their option to purchase additional ADSs in this offering, or 486,670,021, or approximately 82.2% of the total number of ordinary shares outstanding after the offering, assuming full exercise by the underwriters of their option to purchase additional ADSs in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected historical consolidated financial information presented as of and for the years ended December 31, 2019 and 2020 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 has been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the results of the unaudited interim periods. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization,” “Risk Factors” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Consolidated Statement of Operations:
Revenue	$140,052	$84,244	$421,351	$204,047
Cost of goods sold	(98,118)	(56,961)	(292,107)	(137,462)

Gross profit	41,934	27,283	129,244	66,585

Research and development expenses	(3,092)	(1,179)	(6,831)	(4,310)
Selling, general and administrative expenses	(66,807)	(30,841)	(167,792)	(93,443)
Other operating (expense)/income	(550)	(434)	(1,714)	409

Operating loss	(28,515)	(5,171)	(47,093)	(30,759)

Finance income and expenses, net	(1,920)	(2,650)	(10,857)	(3,608)

Loss before tax	(30,435)	(7,821)	(57,950)	(34,367)

Income tax expense	(1,948)	(352)	(2,411)	(1,258)

Loss for the period, attributable to shareholders of the parent	$(32,383)	$(8,173)	$(60,361)	$(35,625)

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Consolidated Statement of Cash Flows:
Net cash used in operating activities	$(29,200)	$718	$(44,308)	$(39,117)
Net cash used in investing activities	(48,950)	(28,666)	(141,373)	(64,686)
Net cash from financing activities	62,402	73,666	273,907	95,541

	As at March 31,	As at December 31,
	2021	2020	2019
	(in thousands)
Consolidated Statement of Financial Position:
Cash and cash equivalents	$88,605	$105,364	$10,571
Total assets	753,737	678,929	349,220
Total liabilities	470,385	352,843	161,419
Total equity attributable to shareholders of the parent	283,352	326,086	187,801

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Other Financial Data:
Adjusted EBITDA(1)	$(22,470)	$(1,306)	$(32,282)	$(20,743)

(1)

Adjusted EBITDA is a financial measure that is not calculated in accordance with IFRS. We define Adjusted EBITDA as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and IPO preparation and transaction costs. See “Prospectus Summary—Summary Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to loss for the period attributable to shareholders of the parent, the most directly comparable IFRS financial measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Since our founding, we have had a bold vision for a food system that’s better for people and the planet. We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle. Traditional food production is one of the biggest drivers of environmental impact. Food production uses about half of all habitable land on earth, requires large amounts of resources, emits greenhouse gases and harms biodiversity. At the same time, today’s food system—and often our eating habits—does not meet our nutritional needs, driving the prevalence of non-communicable diseases like malnutrition, obesity and heart and vascular diseases. Through our products and actions as a company, we work to grow the plant-based movement and help people shift from traditional dairy to plant-based products and enact positive societal and industry change. Sustainability is at the core of our business and actionable in our products: on average, a liter of Oatly product consumed in place of cow’s milk results in around 80% less greenhouse gas emissions, 79% less land usage and 60% less energy consumption. This equation is our primary mechanism for impact. Our products make it easy for people to turn what they eat and drink into personal moments of healthy joy without excessively taxing the planet’s resources in the process. Beyond the inherent properties of our products, we execute a sustainability agenda across our value chain that encompasses agriculture, innovation, production, advertising and more. Sustainability at Oatly is far more than achieving certain key performance indicators and corporate policies—it is a mindset that helps us navigate business decisions and build a culture that is singularly focused on pushing the boundaries of the plant-based movement.

In 2012, almost 20 years after we developed our core oat technology, we appointed a new management team with a bold vision for Oatly. Chief Executive Officer Toni Petersson brought an outsider’s view to the food industry and a fresh take on the company’s mission, building from Oatly’s deep heritage of oat-based food science. They set out to build a new type of food company with core values of health and sustainability, supported by an unconventional approach to brand, commercial strategy and organizational structure. Since then, we have rapidly scaled our company, expanded our global footprint and achieved the following significant milestones:

In the historically commoditized dairy category, we have created a brand phenomenon that speaks to emerging consumer priorities of sustainability, trust and health. Our integrated in-house team of creative, communications and customer relations experts reach consumers in a way that is honest and human. Across many kinds of media, we create thought-provoking, conversation-sparking content to engage people around our mission and drive awareness for the brand. Our company values are communicated not only in the things we say, but also in the things we do—like putting carbon impact labels on our packaging and launching public campaigns to inspire policy change. The voice, actions, products and values represented by the Oatly brand drive our commercial success and mission.

We have proven global resonance with commercial success in more than 20 markets, across multiple channels and types of retail, foodservice and e-commerce partners. As of December 31, 2020, we offered dozens of product lines and varieties across approximately 60,000 retail doors and 32,200 coffee shops. Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels such as Alibaba’s Tmall. To enter new markets, we use a foodservice-led expansion strategy that builds awareness and loyalty for our brand through the specialty coffee market and ultimately drives increased sales through retail channels. We have tailored this strategy in many successful international market launches, including the United Kingdom, Germany, the United States and China.

Our growth in China demonstrates the effectiveness of this expansion strategy. We successfully entered the Chinese market in 2018 through the specialty coffee and tea channel, which we have since scaled to over 8,000 doors at the end of 2020. As a result of the consumer excitement we built around the Oatly brand with this launch, we were able to rapidly scale our regional presence through a strategic e-commerce partnership with Alibaba and an exclusive branded partnership with Starbucks in China, with over 4,700 locations in China exclusive to us as of December 31, 2020. Within approximately two years of entering the Chinese market, we had over 9,500 foodservice and retail points of sale in total with a growth rate of over 450% as of December 31, 2020. We have built a new generation of plant-based milk consumers by converting traditional dairy milk drinkers to Oatly and by attracting new drinkers to the category altogether. The awareness and in-context trial achieved in the specialty coffee and tea channel was critical to educate the market about plant-based dairy and establish our leadership in the region.

Our brand has excelled on a global scale, as evidenced by the following market statistics:

•	In 2020, Oatly contributed the highest amount of sales growth to the dairy alternatives drinks category across each of our key markets - the United Kingdom, Germany and Sweden.

•	In our home market of Sweden, we had a 53% market share of the total sales in the alternative dairy products non-milk based category as of 2020, according to Nielsen.

•

In the United Kingdom, Germany the United States and Sweden, we are the highest selling brand in the oat category by retail sales value, which is the largest category within dairy alternatives in the United Kingdom and Germany and is the fastest-growing category within the United States.

•

Our 2020 year-over-year retail sales growth rates were 99% in the United Kingdom, according to IRI Infoscan, 199% in Germany and 182% in the United States, according to Nielsen. Our growth led the increase in demand for oat-based products. Since 2018, when we launched our new retail strategy in Germany, oatmilk’s market share of sales in the retail plant-based dairy category has grown from approximately 23% for the rolling four week period ended January 2018 to approximately 60% for the rolling four week period ended December 2020, according to Nielsen.

We also believe that global demand for Oatly products has far outpaced our supply. As we continue to scale, we have a significant opportunity to satisfy unmet demand and leverage our brand success to expand our product portfolio. We believe owning and controlling our global operating footprint is paramount since this enables us to apply our own standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics, as demonstrated by our fully owned manufacturing capabilities in Sweden. Globally, as of March 2021, we had four Oatly factories online and three factories planned or under construction. We supplement our owned factories with a diversified network of deeply vetted third-party co-manufacturing partners that help us drive growth by providing the necessary speed and flexibility and improve our ability to meet consumer demand, commence pilot projects and support new product launches.

Our historical financial performance reflects the scaled and global growth profile of our company. In the three months ended March 31, 2021, we reported revenue of $140.1 million, a 66.2% increase from $84.2 million in the same period in 2020. In 2020, we reported revenue of $421.4 million, a 106.5% increase from $204.0 million in 2019. This growth outpaces our year-over-year growth in 2019 of 72.9%, representing our accelerating momentum. In the three months ended March 31, 2021, we generated gross profit of $41.9 million, representing a margin of 29.9% and a loss for the period of $32.4 million. In 2020, we generated gross profit of $129.2 million, representing a margin of 30.7%, and, as a result of our continued focus on our growth, a loss for the year of $60.4 million, reflecting our continued investment in production, brand awareness, new markets and product development. Going forward, we intend to continue to invest in our innovation capabilities, build our manufacturing footprint and expand our consumer base all supporting our growth trajectory.

Key Factors Affecting Our Performance

We believe that the growth of our business and our future success are dependent upon many factors. While each of these factors presents a significant opportunity for us, these factors also pose important challenges that we must successfully address in order for us to sustain the growth of our business and improve our results of operations.

Expand household penetration

We have not only positioned our brand to capitalize on the growing consumer interest in sustainable, plant-based foods and dairy alternatives, but we have become a driving force behind increased consumer awareness and transition from traditional dairy consumers to Oatly. We believe that while adoption of dairy alternatives is still in infancy, the rate of adoption is accelerating. Based on Consumer Insights, we found that 35% to 40% of the adult population is now purchasing plant-based milk and that almost 70% of these individuals started purchasing the product within the last two years. We believe there is substantial opportunity to grow our consumer base, increase the velocity at which households purchase our products and disrupt the global dairy market of approximately $600 billion in the retail channel alone. Although Oatly has been the main growth driver of the dairy alternatives category in each of our core markets, the category still accounts for only 4% to 9% of total milk consumption in Sweden, the United Kingdom, the United States and Germany as of January 2021, according to Consumer Insights. We intend to increase consumption by continuing to invest in branding, advertising and marketing to educate consumers about our sustainability, our values and the premium quality of our products. We believe these efforts will generate further demand for our products and ultimately expand our consumer base. At the end of the day, not all plant-based dairy products are created equal or are inherently sustainable, and we believe the actionable sustainable impact of choosing an Oatly product will resonate strongly with our consumers.

Our ability to attract new consumers will depend upon, among other things, the perceived quality and value of our products, the offerings of our competitors and the effectiveness of our branding and advertising efforts. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the global plant-based food market in which we operate.

Expand geographic footprint across foodservice channel

We believe there is a significant opportunity to expand the sales of our products in the foodservice channel. For the year ended December 31, 2020, the foodservice channel accounted for 25% of our revenue with a presence in more than 32,200 locations including coffee shops across more than 20 countries globally. Our brand has a differentiated value proposition with consumers, who are increasingly demanding tasty, sustainably and ethically produced ingredients when consuming beverages and eating outside of their homes. We believe that more consumers will look for our products across a range of foodservice partners, with our products as on-menu listings, branding ingredients and more. We believe that our branded Oatly products as ingredients in popular beverages will drive traffic and purchases in the foodservice channel.

We also believe that branded foodservice offerings will further help drive consumer awareness of our brand and purchase rates of our products in the retail and e-commerce channels. One example of our successful foodservice programs is with Starbucks, which as of December 31, 2020, spanned across approximately 8,000 locations in the United States and Asia. In addition, on March 1, 2021, Starbucks announced that Oatly would be the exclusive oatmilk added to its core U.S. menu nationwide. To enter new markets, we use a foodservice-led expansion strategy that builds awareness and presents a high-quality brand experience via the specialty coffee market and ultimately drives pull through retail channels. We have tailored this playbook for multiple successful international market launches, including the United Kingdom, Germany, the United States and China. We intend to continue to invest in relationships with foodservice operators, including supporting joint marketing and advertising of our products. Expansion in this channel will depend on our ability to successfully partner with foodservice operators in a manner that effectively presents a high-quality brand and value proposition to consumers.

Grow within retail channels globally

We believe that our ability to increase the number of customers that sell our products to consumers is an indicator of our market penetration and our future business opportunities. As of December 31, 2020, our products were available from approximately 60,000 retailers, ranging from food retailers like Target and Tesco to premium natural grocers and corner stores.

We expect the retail channel to be a significant source of revenue in the future. By increasing our distribution points and capturing greater shelf space, continuing to drive velocity increase and increasing our stock keeping unit count, we believe there is meaningful upside for further growth with existing retail customers. Additionally, we believe there is a significant opportunity to increase distribution by adding new retail customers. We also believe there are significant further long-term opportunities in additional distribution channels, including globally across convenience, drugstores and clubs. Our ability to execute on this strategy will also increase our opportunities for incremental sales to consumers, expanding our reach and household penetration. To accomplish these objectives, we intend to continue building consumer awareness of and demand for our brand and utilizing our authentic, people-focused brand building and advertising practices in retail environments.

Our ability to grow within the retail channel will depend on a number of factors, such as our customers’ satisfaction with the sales, product velocities and profitability of our products as well as increasing consumer awareness and demand for sustainable, plant-based beverage and food products.

Scale our e-commerce capabilities

We believe there is significant opportunity to drive growth through the e-commerce channel, which currently is most established in China and the United Kingdom. Supported by our online creative content, our e-commerce channel is highly complementary to our physical retail presence. Our e-commerce strategy is focused on strategically partnering with leading third-party platforms to market our products and increase our reach.

We believe our success in the e-commerce channel in China demonstrates our potential for increased e-commerce penetration in other markets. In China, our strong presence on Tmall.com (owned by Alibaba), JD.com and other mainstream e-commerce platforms has accelerated our revenue growth. In 2020, e-commerce sales accounted for 21% of our revenue in China, representing a larger percentage of sales compared to our other markets. On Tmall.com, we outsold our plant-based competitors by at least three times in 2020. Furthermore, our brand and products have earned multiple acclaims from our e-commerce partners. In 2019, we received the “Most Innovative Brand” and “Annual Exemplary Brand” awards from Tmall.com, and we are Alibaba’s chosen e-commerce partner for the plant-based category. We believe there is a significant opportunity to replicate our success in China and grow the e-commerce channel penetration across our markets to broaden our reach as we scale.

Expand global production capacity and increase margins

To date, our growth has been constrained by our production capacity, as consumer demand for our products continues to outpace our global capacity. As we scale, we believe we have significant opportunity to satisfy unmet demand and roll out our full product portfolio. Our ability to grow and meet future demand will be affected by our ability to properly plan for and add global production capacity in our key customer and consumer markets. Accordingly, we will continue to make significant strategic investments in our manufacturing and production capabilities. Our regional teams utilize multiple production models to add capacity and help us meet the significant consumer demand for our plant-based products. These include the use of end-to-end self-manufacturing, hybrid and co-packing facilities. See “Business—Supply Chain Operations” for more information. In each model, we are working towards enhancing our manufacturing scale with speed, quality and innovation while improving our economic profile. For the year ended December 31, 2020, approximately 52% of our products were produced through the co-packing and complete outsourcing model, 24% through a hybrid model and 24% through our own end-to-end manufacturing. In the long term, we plan for the majority of our production to be through a full end-to-end production model, as we believe this will allow us to drive speed to market and have the strongest product quality, economics and sustainability integration.

The majority of our capital expenditures for the year ended December 31, 2020 reflect our global, strategic production capacity investments, and we expect this to continue for the foreseeable future. We are currently in the process of significantly expanding our existing self and hybrid manufacturing operations at our Landskrona,

Sweden and Vlissingen, Netherlands facilities, respectively, with additional capacity available in the first quarter of 2021. In addition, we recently began production at our facility in Ogden, Utah (self-manufacturing), and we expect to begin production at a new facility in Singapore (hybrid) in the first half of 2021 and at a facility in Maanshan in the Anhui province in eastern China (self-manufacturing) during the second half of 2021, achieving approximately one billion liters of finished goods equivalent of oat base capacity by December 2022. We also recently announced our plans to construct a facility in Peterborough, the United Kingdom. We are also investing in improvements to our existing facilities and manufacturing equipment. We are financing these expansions and improvements through a combination of cash, including the proceeds of our private placement in July 2020, our credit facilities described under “—Credit Facilities” and the leasing arrangements described under “—Contractual Obligations and Commitments.” We expect to continue to use this combination of financing in addition to proceeds from this offering to fund our continued expansion. In the years ended December 31, 2018, 2019 and 2020, we invested $20.8 million, $53.6 million and $134.3 million, respectively, in property, plant and equipment to expand our production capacity.

Our demonstrated end-to-end manufacturing footprint in Sweden proves that our transition to a self-manufacturing footprint will result in an improved margin profile, and we believe that as we continue to scale our production capacity, minimize the use of third-party co-packers, identify raw materials sourcing, labor and distribution costs efficiencies, as well as spread other production-related costs over greater manufacturing volumes over time, our manufacturing costs on a per unit basis will decrease and improve our gross margin profile.

Expand product offerings

For more than 25 years, we have had a culture of innovation, developing oat-based products that are specifically designed for human nutrition. Our results-oriented innovation ensures continuous market leadership on commercial and sustainability vectors. We intend to continue to invest in research and development both locally and through our Research Hubs to improve upon our existing products and create innovative new products. Based on our commercial success of products such as our frozen desserts, Oatgurt and spreads, we have proven that there is strong consumer demand for Oatly to launch new products across the entire dairy portfolio. We believe there is an opportunity to expand into additional value-added, plant-based food products or dairy alternatives that match existing dairy category product offerings. We expect oatmilk will be our largest source of revenue for the foreseeable future. Our goal is to continue to roll out our existing product categories across the markets in which we operate and expand upon our product line over time to increase our growth opportunity and reduce product-specific risks through diversification into multiple products, each designed to be used daily by consumers. We believe that investments in innovation will contribute to our long-term growth by reinforcing our efforts to increase awareness around our brand’s sustainable plant-based products, ultimately aiding our expansion of household penetration.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has impacted our business operations and customer and consumer demand. Although certain government restrictions around the world imposed as a result of the COVID-19 pandemic have begun to be lifted and certain exceptions to these restrictions have allowed for takeaway and delivery, which have enabled certain of our customers to continue to generate business, we experienced a deterioration in sales to coffee shops and restaurant customers during the second and third quarters of 2020 as stay-at-home orders became and remained more widespread. However, we also experienced an increase in retail demand beginning in the second quarter of 2020 as consumers shifted toward more at-home consumption, and we transitioned our distribution to meet this shift. The increase in sales from these channels may not fully offset the decline in revenue from our foodservice customers.

We have implemented and continue to practice a series of physical distancing and safety practices at our production facilities, which may result in increases in long-term operation costs. If we are forced to make further modifications or scale back hours of production in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected. Because we currently sell all products we produce, if we were forced to close any of our facilities as a result of the pandemic or any new government regulations imposed in any of the countries in which our facilities operate, this would materially affect our results of operations. To date, other than one closure for a few days at our Vlissingen facility in mid-April 2021, we have not closed any of our production facilities in response to the pandemic, but we have experienced delays in the construction of our new facilities in Singapore and Ogden as a result of COVID-19, and there can be no assurance that there will not be closures or additional delays in the future as a result of the COVID-19 pandemic. The pandemic has also negatively impacted our rate of research and innovation, as we have experienced delays in tests and launches of our new products.

The environment remains highly uncertain, and we are continuing to closely monitor the impact of the COVID-19 pandemic on our business. See “Risk Factors—The COVID-19 pandemic has had, and we expect will continue to have, certain negative impacts on our business, and such impacts have had, and are expected to continue to have, a material adverse impact on our business, financial condition and results of operations.”

Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of operations.

Revenue

We generate revenue primarily from sales of our oatmilk and other oat-based products across our three geographic regions: EMEA, Americas and Asia. Our customers include retailers, e-commerce channels, coffee shops and other specialty providers within the foodservice industry.

EMEA has been our largest region to date, followed by Americas and Asia. Currently, our primary markets in EMEA are Sweden, the United Kingdom and Germany. In the Americas, substantially all of our revenue to date can be attributed to the United States, and in Asia, the majority of our revenue is generated in China. The channel and product mix vary by country, where our more mature markets, such as Sweden and Finland, have a broader product portfolio available to customers and consumers.

We routinely offer sales discounts and promotions through various programs to customers. These programs include rebates, temporary on-shelf price reductions, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenue in order to arrive at reported net revenue. We anticipate that these promotional activities could impact our net revenue and that changes in such activities could impact period-over-period results.

To date, our revenue growth has been constrained by limitations in our production capacity, and we plan to significantly increase our capacity to support our continued expansion and revenue growth across our three geographic regions.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Our cost of goods sold also includes warehousing and transportation of inventory. We expect our cost of goods sold to increase in absolute dollars to support our growth. However, we expect that, over time, cost of goods sold will decrease as a percentage of net revenue, as a result of the scaling of our business and optimizing our production footprint.

Gross profit and margin

Gross profit consists of our net revenue less costs of goods sold. We have scaled our production quickly, with a priority on growth and meeting demand over gross profit and margin optimization. As we continue to expand production by moving production capacity closer to our customers and consumers, shifting towards hybrid and end-to-end production solutions, we expect to gradually improve our manufacturing operational performance and leverage the cost of our fixed production and staff costs.

Operating expenses

Research and development expenses consist primarily of personnel related expenses for our research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect these expenses to increase somewhat in absolute dollars but to slightly decrease as a percentage of revenue as we continue to scale production.

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include outbound shipping and handling costs and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions. We expect selling, general and administrative expenses to increase in absolute dollars as we increase our expansion efforts to meet our product demand but to decrease as a percentage of revenue over time.

Other operating (expense)/income consists primarily of net foreign exchange gains (losses) on operating related activities.

Net finance expense primarily consists of interest expense related to loans from credit institutions, interest expense on lease liabilities and foreign exchange losses attributable to our financing arrangements.

Income tax expense represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Results of Operations

The following table sets forth the consolidated statements of operations in U.S. dollars and as a percentage of revenue for the periods presented.

	Three Months Ended March 31,				Year Ended December 31,
	2021		2020		2020		2019
	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	$140,052	100%	$84,244	100%	$421,351	100.0%	$204,047	100.0%
Cost of goods sold	(98,118)	(70.1)%	(56,961)	(67.6)%	(292,107)	(69.3)%	(137,462)	(67.4)%

Gross profit	$41,934	29.9%	$27,283	32.4%	$129,244	30.7%	$66,585	32.6%

Research and development expenses	(3,092)	(2.2)%	(1,179)	(1.4)%	(6,831)	(1.6)%	(4,310)	(2.1)%
Selling, general and administrative expenses	(66,807)	(47.7)%	(30,841)	(36.6)%	(167,792)	(39.8)%	(93,443)	(45.8)%
Other operating (expense)/income	(550)	(0.4)%	(434)	(0.5)%	(1,714)	(0.4)%	409	0.2%

Operating loss	(28,515)	(20.4)%	(5,171)	(6.1)%	(47,093)	(11.2)%	(30,759)	(15.1)%

Finance income and expenses, net	(1,920)	(1.4)%	(2,650)	(3.1)%	(10,857)	(2.6)%	(3,608)	(1.8)%

Loss before tax	(30,435)	(21.7)%	(7,821)	(9.3)%	(57,950)	(13.8)%	(34,367)	(16.8)%

Income tax expense	(1,948)	(1.4)%	(352)	(0.4)%	(2,411)	(0.6)%	(1,258)	(0.6)%

Loss for the year, attributable to shareholders of the parent	$(32,383)	(23.1)%	$(8,173)	(9.7)%	$(60,361)	(14.3)%	$(35,625)	(17.5)%

For the three months ended March 31, 2021 and 2020

Revenue

Revenue increased by $55.8 million, or 66.2%, to $140.0 million for the three months ended March 31, 2021, net of sales discounts, rebates and trade promotions from $84.2 million for the three months ended March 31, 2020, which was primarily a result of the additional supply coming from our facilities to meet the growing demand we have for our products.

EMEA, the Americas and Asia accounted for 58.3%, 23.9% and 17.8% of our total revenue in the three months ended March 31, 2021, respectively, as compared to 70.2%, 24.1% and 5.7% of our total revenue in the three months ended March 31, 2020, respectively.

Cost of goods sold

Cost of goods sold increased by $41.2 million, or 72.3%, to $98.1 million for the three months ended March 31, 2021 from $57.0 million for the three months ended March 31, 2020, which was primarily a result of higher revenue across our three segments.

Gross profit and margin

Gross profit increased by $14.7 million, or 53.7%, to $41.9 million for the three months ended March 31, 2021 from $27.3 million in the same period in 2020. Gross margin decreased by 2.5%, to 29.9% for the three months ended March 31, 2021 from 32.4% for the three months ended March 31, 2020, which was due to a number of factors, including a change in segment and customer mix and higher logistics expenses in EMEA and the United States. We also experienced higher container rates for our shipments from EMEA to Asia.

Research and development expenses

Research and development expenses increased by $1.9 million, or 162.3%, to $3.1 million for the three months ended March 31, 2021 from $1.2 million for the three months ended March 31, 2020, and this increase was primarily due to an increase of $1.6 million in employee related expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $36.0 million, or 116.6%, to $66.8 million for the three months ended March 31, 2021 from $30.8 million for the three months ended March 31, 2020. This increase primarily resulted from higher branding and marketing expenses of $12.7 million, including our Super Bowl commercial and other campaigns, $11.0 million in employee related expenses as we continue to invest in our growth, $7.1 million in legal, contractor and other professional fees in preparation for this offering and $4.4 million of increased customer distribution costs as a consequence of higher revenue.

Other operating (expense)/income

Other operating expense increased by $116 thousand, or 26.7%, to $550 thousand for the three months ended March 31, 2021 from $434 thousand for the three months ended March 31, 2020, which was primarily a result of an increase in foreign exchange losses on operating activities.

Net finance expense

Net finance expense decreased by $0.7 million, or 27.5%, to $1.9 million for the three months ended March 31, 2021 from $2.7 million for the three months ended March 31, 2020. The increase in interest expense was offset by increases in both capitalized interest costs on our ongoing capex projects and foreign exchange gains on financing activities.

Income tax expense

Income tax expense increased by $1.6 million, or 453.4%, to $2.0 million for the three months ended March 31, 2021 from $0.4 million for the three months ended March 31, 2020, which was driven by higher taxable income in certain jurisdictions.

For the years ended December 31, 2020 and 2019

Revenue

Revenue increased by $217.3 million, or 106.5%, to $421.4 million for the year ended December 31, 2020, net of sales discounts, rebates and trade promotions, from $204.0 million for the year ended December 31, 2019, which was primarily a result of additional supply provided from our Millville, New Jersey and Vlissingen, the Netherlands plants. In addition, we launched an exclusive arrangement with Starbucks in Asia, which created a significant demand for our oatmilk products in China in particular. Our revenue increased despite the partial shutdown of the food services channel in some of our larger markets in EMEA and the United States due to the COVID-19 pandemic, as we offset this decline with a significant increase in retail volumes.

EMEA, the Americas and Asia accounted for 63.5%, 23.7% and 12.7% of our total revenue in the year ended December 31, 2020, respectively, as compared to 75.8%, 19.2% and 5.0% of our total revenue in the year ended December 31, 2019, respectively.

Cost of goods sold

Cost of goods sold increased by $154.6 million, or 112.5%, to $292.1 million for the year ended December 31, 2020 from $137.5 million for the year ended December 31, 2019. This increase was primarily the result of higher revenue across our three segments.

Gross profit and margin

Gross profit increased by $62.7 million, or 94.1%, to $129.2 million for the year ended December 31, 2020 from $66.6 million. Gross margin decreased by 1.9%, to 30.7% for the year ended December 31, 2020 from 32.6% for the year ended December 31, 2019, which is due to a number of factors, including a change in channel mix from foodservice to retail, our greater reliance on co-packer outsourcing production compared to 2019 as well as an increase in logistics costs. The COVID-19 pandemic and changing consumption patterns increased demand for logistics services, resulting in higher freight rates during the second half of 2020 across our segments. We also experienced higher container rates for our shipments from EMEA to Asia during 2020.

Research and development expenses

Research and development expenses increased by $2.5 million, or 58.5%, to $6.8 million for the year ended December 31, 2020 from $4.3 million for the year ended December 31, 2019. However, these expenses declined as a percentage of revenue to 1.6% in 2020 from 2.1% in 2019. The increase in expenses was primarily due to an increase of employee related expenses amounting to $1.5 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $74.3 million, or 79.6%, to $167.8 million for the year ended December 31, 2020 from $93.4 million for the year ended December 31, 2019. This increase primarily resulted from higher employee related expenses of $25.0 million as we increased our investments in growth, $14.0 million in legal and other professional fees, $13.7 million of increased customer distribution costs as a consequence of higher revenue and $13.7 million in additional branding expenses.

Other operating (expense)/income

Other operating (expense)/income decreased by $2.1 million, or (519.1)%, to $(1.7) million for the year ended December 31, 2020 from $0.4 million for the year ended December 31, 2019. Other operating (expense)/income consists primarily of net foreign exchange gains and losses on operating activities.

Net finance expense

Finance income increased by $0.5 million, or 995.7%, to $0.5 million for the year ended December 31, 2020 from $47 thousand for the year ended December 31, 2019, primarily due to foreign exchange gains.

Finance expenses increased by $7.7 million, or 211.1%, to $11.4 million for the year ended December 31, 2020 from $3.7 million for the year ended December 31, 2019. This increase was primarily the result of costs associated with our two new financing arrangements, the Bridge Facilities and the SLL Agreement. See “—Credit Facilities.”

Income tax expense

Income tax expense increased by $1.2 million, or 91.7%, to $2.4 million for the year ended December 31, 2020 from $1.3 million for the year ended December 31, 2019. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

Quarterly Results of Operations

The following table presents our unaudited quarterly consolidated statements of operations for the five quarters in the periods presented. In management’s opinion, the data below have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and reflect all normal recurring adjustments, necessary for a fair statement of this data. The following unaudited quarterly financial data should be read in conjunction with our audited financial statements and our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results to be expected for a full year or any future period.

	Three Months Ended
	March 31, 2020		June 30, 2020		September 30, 2020		December 31, 2020		March 31, 2021
	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands)	% of revenue	(in thousands)	% of revenue
Revenue	$84,244	100%	$95,309	100%	$114,682	100%	$127,116	100%	$140,052	100%
Cost of goods sold	(56,961)	(67.6)%	(64,498)	(67.7)%	(78,731)	(68.7)%	(91,917)	(72.3)%	(98,118)	(70.1)%

Gross profit	27,283	32.4%	30,811	32.3%	35,951	31.3%	35,199	27.7%	41,934	29.9%
Research and development expenses	(1,179)	(1.4)%	(1,303)	(1.4)%	(1,692)	(1.5)%	(2,657)	(2.1)%	(3,092)	(2.2%)
Selling, general and administrative expenses	(30,841)	(36.6)%	(33,345)	(35.0)%	(40,591)	(35.4)%	(63,015)	(49.6)%	(66,807)	(47.7%)
Other operating (expense)/income	(434)	(0.5)%	(510)	(0.5)%	(1,550)	(1.4)%	780	0.6%	(550)	(0.4)%

Operating loss	(5,171)	(6.1)%	(4,347)	(4.6)%	(7,882)	(6.9)%	(29,693)	(23.4)%	(28,515)	(20.4)%
Finance income and expenses, net	(2,650)	(3.1)%	(23)	(0.0)%	(1,971)	(1.7)%	(6,213)	(4.9)%	(1,920)	(1.4)%

Loss before tax	(7,821)	(9.3)%	(4,370)	(4.6)%	(9,853)	(8.6)%	(35,906)	(28.2)%	(30,435)	(21.7)%

Income tax expense	(352)	(0.4)%	(420)	(0.4)%	(554)	(0.5)%	(1,085)	(0.9)%	(1,948)	(1.4)%

Loss for the period, attributable to shareholders of the parent	$(8,173)	(9.7)%	$(4,790)	(5.0)%	$(10,407)	(9.1)%	$(36,991)	(29.1)%	$(32,383)	(23.1)%

Quarterly trends

Our revenue has generally increased in each quarter presented, as we have continued to expand our production capacity. However, we cannot assure you that this pattern or rate of sequential growth in revenue will continue as we increasingly scale our global operations. We anticipate that our gross profit and gross margin may fluctuate from quarter to quarter because of the variability of our production capacity compared to consumer demand and based on geographic and product mix.

During the second, third and fourth quarters of 2020, we experienced a decline in sales to coffee shops and restaurant customers as a result of the COVID-19 pandemic, which was offset by increased retail demand. In addition, during the fourth quarter of 2020, we relied more heavily on co-manufacturers for production and experienced higher freight costs within the United States and higher container rates for our shipments from EMEA to Asia, all of which negatively impacted our gross margins. See “—Impact of the COVID-19 Pandemic.”

Our operating expenses generally have increased sequentially in each quarter primarily due to increases in selling, general and administrative expenses related to branding, advertising and marketing, customer distribution, as well as headcount and related employee expenses to support our global growth. The increase in operating expenses in the fourth quarter of 2020 in particular was primarily related to higher branding related activities, customer distribution costs as a result of higher revenue, public company readiness expenses and a compensation related accrual. We anticipate our operating expenses will continue to increase in absolute dollars in future periods as we invest in the long-term growth of our business. Historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through cash generated by the issuance of equity securities and from borrowings. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and for general corporate purposes. We are currently in the process of significantly expanding our existing operations at our Landskrona, Sweden and Vlissingen, Netherlands facilities. We recently began production at our facility in Ogden, Utah, and we expect to begin production at a new facility in Singapore in the first half of 2021 and at a facility in Maanshan, China in the second half of 2021. We also recently announced our plans to construct a facility in Peterborough, the United Kingdom, and we are investing in improvements to our existing facilities and manufacturing equipment. We are also in the planning and development stages for two additional facilities, one in the United States and one in Asia, at which we expect to begin production in 2023. We are financing these expansions and improvements through a combination of cash, including the proceeds of our private placement in July 2020, our credit facilities described under “—Credit Facilities” and the leasing arrangements described under “—Contractual Obligations and Commitments.” We expect to continue to use this combination of financing in addition to proceeds from this offering to fund our continued expansion. We expect our net capital expenditures for 2021 to be in the range of $350 million to $400 million, for 2022 to be in the range of $300 million to $400 million and for 2023 to be in the range of $100 million to $200 million. The amount and allocation of our future capital expenditures depend on several factors, and our strategic investment priorities may change. Any delays in our expected increase in production capacity, including as a result of the COVID-19 pandemic, could delay future capital expenditures. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Since November 2016, we have raised approximately $400 million in gross cash proceeds through capital contributions.

Our primary sources of liquidity are our cash and cash equivalents and our credit facilities. As of March 31, 2021 and 2020, we had cash and cash equivalents of $88.6 million and $105.4 million, respectively. As of December 31, 2020 and 2019, we had cash and cash equivalents of $105.4 million and $10.6 million, respectively. Our cash and cash equivalents consist of cash in bank accounts. In addition to the cash and cash equivalents, we had access to $80.0 million and $7.1 million in undrawn bank facilities as of March 31, 2021 and 2020, respectively, and we had access to $157.9 million and $1.6 million in undrawn bank facilities as of December 31, 2020 and 2019, respectively. Since March 31, 2021, we have drawn an additional $50 million on the SLL Agreement (as defined below).

Credit Facilities

In October 2019, we entered into a European Investment Fund guaranteed three year term loan facility of €7.5 million with Svensk Exportkredit (the “EIF Facility”). The EIF Facility bears interest at EURIBOR + 2.75%. In April 2021, we and Svensk Exportkredit agreed to amend the EIF Facility to rank pari passu with the facility under the SRCF Agreement described below. As of March 31, 2021, December 31, 2020 and 2019, we had €6.1 million, €6.6 million and €7.5 million, respectively, outstanding on the EIF Facility.

In November 2019, we entered into a credit agreement with Israel Discount Bank of New York (as amended in December 2020, the “IDB Facility”) for a total amount of $15 million. The IDB Facility bears interest at rate equal to the greater of: (i) 0.5% above the prime rate most recently announced by the Israel Discount Bank of New York and (ii) 4.00%. The IDB Facility is effective until October 31, 2021 and renews annually thereafter, subject to our termination upon 60 days’ written notice. As of March 31, 2021, December 31, 2020 and 2019, we had $14.4 million, $1.9 million and $5.0 million outstanding on the IDB Facility, respectively.

In March 2020, we entered into a Subordinated Bridge Facilities Agreement with our majority shareholders that provided for three separate term loan facilities: one facility for SEK 145.2 million and two facilities for a total of €65.6 million (as amended, the “Bridge Facilities”). In May 2020, the two euro-denominated facilities were collectively split to be repaid 50% in euros and 50% in U.S. dollars, at an agreed exchange rate of €1 to $1.0959. Any of the Bridge Facilities may be prepaid, in part or in full, subject to three business days prior written notice and prior written consent from the lending shareholders. The Bridge Facilities are subject to a 15% interest rate. As of December 31, 2020, we had $106.1 million outstanding on the Bridge Facilities, including accrued interest. In April 2021, the term of the Bridge Facilities was extended through the earlier of August 2021 or the completion of this offering. Of the $113.7 million aggregate principal amount of the Bridge Facilities outstanding, upon consummation of this offering, $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, will be repaid in cash, and the remainder will be converted into ordinary shares at a price equal to the public price in this offering, which we expect to be 6,428,705 ordinary shares, based on an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00.

In June 2020, we entered into a Sustainability Linked Loan agreement (the “SLL Agreement”) with Nordea Bank Abp, filial i Sverige, Coöperatieve Rabobank U.A., BNP Paribas SA, Bankfilial Sverige and Svensk Exportkredit including a term loan of SEK 725 million and a revolving credit facility of SEK 1.2 billion with an accordion option of another SEK 1 billion, subject to the fulfillment of certain conditions as well as at the lenders’ discretion. The SLL Agreement amended and replaced an earlier term loan we had with Nordea Bank Abp, filial i Sverige amounting to SEK 390 and $17.0 million. Borrowings under the SLL Agreement are repayable at the end of the term and carry an interest rate of the aggregate of the applicable margin and STIBOR, LIBOR or EURIBOR, depending on the denominated currency of amounts loaned. As of March 31, 2021 and December 31, 2020, we had $138.3 million and $87.2 million outstanding on the SLL Agreement, respectively. Since March 31, 2021, we have drawn an additional $50 million on the SLL Agreement. We intend to repay all amounts outstanding under the SLL Agreement in connection with this offering, and the SLL Agreement will be replaced by the SRCF Agreement described below.

On April 14, 2021, we entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion with an accordion option of another SEK 850 million, subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement will replace the SLL Agreement at the closing of this offering. The initial term of the SRCF Agreement is three years from the settlement date of this offering, with an option to extend twice, for one additional year each. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, we are subject to ongoing covenants such as tangible solvency, minimum EBITDA and liquidity requirements and, subject to the exercise of our conversion right relating to such covenants, total net leverage ratio. The covenant conversion right is subject to the provision of notice and no Event of Default (as defined in the SRCF Agreement) continuing at the relevant time, and it may be exercised at our discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on our ability to pay dividends until we exercise our covenant conversion right.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Three MonthsEnded March 31,		Year Ended December 31,
	2021	2020	2020	2019
			(in thousands)
Net cash used in operating activities	$ (29,200)	$ 718	$ (44,308)	$ (39,117)
Net cash used in investing activities	(48,950)	(28,666)	(141,373)	(64,686)
Net cash from financing activities	62,402	73,666	273,907	95,541

Net cash used in operating activities

Net cash used in operating activities increased by $29.9 million to $(29.2) million for the three months ended March 31, 2021 from $0.7 million for the three months ended March 31, 2020, which was primarily driven by a loss from operations as we continue to invest and scale our business to support our growth.

Net cash used in operating activities increased by $5.2 million, or 13.3%, to $44.3 million for the year ended December 31, 2020 from $39.1 million for the year ended December 31, 2019, which was primarily driven by a loss from operations as we continue to invest and scale our business to support our growth.

Net cash used in investing activities

Net cash used in investing activities increased by $20.3 million, or 70.8%, to $49.0 million for the three months ended March 31, 2021 from $28.7 million for the three months ended March 31, 2020, which was primarily driven by investments in production capacity to meet the growing demand for our products.

Net cash used in investing activities increased by $76.7 million, or 118.6%, to $141.4 million for the year ended December 31, 2020 from $64.7 million for the year ended December 31, 2019, which was primarily driven by our investment in our new production facility in Ogden, Utah.

Net cash from financing activities

Net cash from financing activities decreased by $11.3 million, or 15.3%, to $62.4 million for the three months ended March 31, 2021 from $73.7 million for the three months ended March 31, 2020. We continue to finance our capacity expansion and operations using our existing credit facilities.

Net cash from financing activities increased by $178.4 million, or 186.7%, to $273.9 million for the year ended December 31, 2020 from $95.5 million for the year ended December 31, 2019, primarily as a result of our financing transactions during 2020. We received proceeds of $200 million from a private placement of our equity securities, we entered into the Bridge Facilities that provided $87.8 million, and we entered into the SLL Agreement, replacing an earlier term loan we had with Nordea Bank, resulting in a limited net positive cash flow impact for 2020. See “—Liquidity and Capital Resources.”

Contractual Obligations and Commitments

We have entered into contracts in the normal course of business with suppliers, primarily for production and packaging services. These contracts contain minimum purchase commitments. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, our annual purchase volumes have exceeded the minimum purchase commitments, and we expect the volumes to continue to exceed the minimum purchase commitments going forward.

In addition, we have entered into lease agreements for our offices, production facilities and production equipment. Lease terms for properties are generally between one and ten years, except for our Ogden, Utah production facility, where extension options of 30 years have been included resulting in a total lease period of 40 years. Lease terms for production equipment are generally between one and five years. The majority of extension and termination options held are exercisable only by us and not by the respective lessor. We have one related lease agreement regarding production equipment in the United States under which our obligations collectively amount to $7.8 million for a term of seven years, and the commencement date is expected to be in 2021. We have one lease agreement regarding our production facility in Singapore under which our obligations amount to $3.1 million for a term of ten years, and the commencement date is expected to be in 2021. We also have two lease agreements regarding production equipment in Maanshan, China under which the our obligations collectively amount to $15.6 million for a term of six years, and the commencement dates are expected to be in 2021. For our Ogden facility, we modified the lease agreement regarding the addition of two buildings and amended the original lease term. The two additional buildings have commencement dates of December 31, 2021 and December 31, 2022. The lease term, if all extension options are exercised, will be extended from December 31, 2028 to December 31, 2061, and our obligations amount to approximately $74.0 million for the fully extended lease term.

For additional information regarding our contractual commitments and contingencies, see Note 32 to our consolidated financial statements, which are included elsewhere in this prospectus.

Segment Information

Our operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is our CEO. Our operating segments and reportable segments are EMEA, Asia and Americas. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

	Three Months Ended March 31, 2021
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands)
Revenue
Revenue from external customers	81,647	33,528	24,877	—	—	140,052
Intersegment revenue	12,901	37	—	—	(12,938)	—
Total segment revenue	94,548	33,566	24,877	—	(12,938)	140,052
EBITDA	8,498	(15,593)	1,615	(19,213)	—	(24,693)

	Three Months Ended March 31, 2020
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands)
Revenue
Revenue from external customers	59,119	20,291	4,834	—	—	84,244
Intersegment revenue	3,224	—	—	—	(3,224)	—
Total segment revenue	62,343	20,291	4,834	—	(3,224)	84,244
EBITDA	9,487	(4,285)	(387)	(7,135)	—	(2,320)

	Year Ended December 31, 2020
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands)
Revenue
Revenue from external customers	267,691	99,997	53,663	—	—	421,351
Intersegment revenue	35,208	230	—	—	(35,438)	—
Total segment revenue	302,899	100,227	53,663	—	(35,438)	421,351
EBITDA	39,456	(25,117)	(2,141)	(46,173)	—	(33,975)

	Year Ended December 31, 2019
	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
	(in thousands)
Revenue
Revenue from external customers	154,746	39,120	10,182	—	—	204,047
Intersegment revenue	6,222	—	—	—	(6,222)	0
Total segment revenue	160,967	39,120	10,182	—	(6,222)	204,047
EBITDA	16,594	(13,663)	(5,211)	(20,386)	—	(22,665)

*	Corporate consists of general overhead costs not allocated to the segments.
**

Eliminations in 2020 refer to intersegment revenue for sales of products from EMEA to Asia and from Americas to both EMEA and Asia. Eliminations in 2019 refer to intersegment revenue for sales of products from EMEA to Asia.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Significant Judgments and Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 4 to our consolidated financial statements, which are included elsewhere in this prospectus. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Revenue recognition—variable consideration for discounts and trade promotion

If the consideration in a contract includes a variable amount, we estimate the consideration to which we will be entitled in exchange for transferring goods to the customer. Our expected discounts and payments for trade promotion activities are analyzed on a per customer basis. We estimate the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which we will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards are as at December 31, 2020 and 2019 not recognized as these are not expected to be utilized in the foreseeable future. See Note 10 to our consolidated financial statements included elsewhere in this prospectus.

Leases—Determining the lease term of contracts with renewal and termination options—Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that we could replace the assets without significant cost or business disruption.     However, for one production plant in the United States, an extension option of ten years has been included in the lease term since we have made larger investments in the plant.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or we become obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. See Note 14 to our consolidated financial statements included elsewhere in this prospectus.

Leases—Estimating the incremental borrowing rate

We cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay,’ which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions). We estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

Embedded leases

We have supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. We have concluded that these agreements do not contain any embedded leases since we do not have the right to direct how and for what purpose the assets are used throughout the period of use.

Test of impairment of goodwill

We perform tests annually, and if there are any indications of impairment to determine whether there is a need for impairment of goodwill, in accordance with the accounting principle presented in Note 2 to our consolidated financial statements included elsewhere in this prospectus. At present, we only have goodwill allocated to our EMEA operating segment. Recoverable amount for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows before tax. We have estimated that EBITDA, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. See Note 12 to our consolidated financial statements included elsewhere in this prospectus.

Share-based payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model that requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2020 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods nor on foreseeable future transactions.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of foreign exchange risk, interest rate risk, credit risk and liquidity risk as follows. For further discussion and sensitivity analysis of these risks, see Note 3 to our consolidated financial statements, which are included elsewhere in this prospectus.

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant group entity. We are primarily exposed to currency risk in group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK and EUR/SEK due to sales (trade receivables), purchases (trade payables) and borrowings. We monitor a forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies that have a net cash flow that is positive, derivatives are used to manage the risk for up to 75% of the exposure for the following 12 months. We do not apply hedge accounting. During 2019, we used forward contracts and currency swaps to manage the risk of primarily intercompany sales in GBP in group companies with functional currency SEK. As at March 31, 2021 and December 31, 2020, we had currency derivatives of £16 million for which the fair value was $(1.0) million and £20 million for which the fair value was $0.8 million, respectively.

We are also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK and GBP. Our policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest rate risk

Our main interest rate risk arises from long-term liabilities to credit institutions with variable rates (primarily the Stockholm Interbank Offered Rate “Stibor” 3 Months and Euro Interbank Offered Rate “Euribor” 3 Months), which expose us to cash flow interest rate risk. As at March 31, 2021, the nominal amount of liabilities to credit institutions with variable interest rate were $145.2 million, of which $5.1 million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3 Months. As at December 31, 2020, the nominal amount of liabilities to credit institutions with variable interest rate were $97.6 million, of which $5.7 million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3 Months, and as at December 31, 2019, the nominal amount of liabilities to credit institutions with variable interest rate were $72.1 million, of which $5.9 million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3 Months.

Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost. We manage financial counterparty credit risk on a group basis. The external financial counterparties must be high-quality international banks or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2020 and 2019 were in the range from BBB- to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2020, no customer accounted for 10% or more of revenue, and for the year ended December 31, 2019, one customer accounted for approximately 10% of our revenue, giving rise to some credit risk concentration. We have not historically had any incurred losses from this customer.

Liquidity risk

Liquidity risk is our risk of not being able to meet the short-term payment obligations due to insufficient funds. As at March 31, 2021, December 31, 2020 and 2019, we held cash and cash equivalents of $88.6 million, $105.4 million and $10.6 million, respectively, that were available for managing liquidity risk. Due to the dynamic nature of the underlying businesses, we maintain flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of our liquidity reserve (comprising the undrawn borrowing facilities above) and cash and cash equivalents on the basis of expected cash flows. This is monitored at group level with input from local management. In addition, our liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2020 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control environment driven by (i) our technology access related environment and change control processes not supporting an efficient or effective internal control framework, (ii) lack of documented policies and procedures in relation to our business processes and entity level controls as well as lack of evidence of performing controls and (iii) inadequate segregation of duties.

To remedy our identified material weaknesses, we are in the process of adopting several measures intended to improve our internal control over financial reporting, including: (i) implementing formal access and change controls, and making changes to our information technology systems such as implementing new systems and improving the control environment including the reduction of manual tasks; (ii) establishing comprehensive accounting guidelines in relation to our accounting policies, clarifying reporting requirements for, non-recurring and complex transactions, implementing a procedures manual and providing internal training to accounting and finance personnel in relation to policies and procedures, hiring additional accounting and finance personnel, and improving the month-end close process and establishing more robust and formalized processes supporting internal control over financial reporting; and (iii) securing adequate segregation of duties.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

LETTER FROM OUR CHIEF EXECUTIVE OFFICER, TONI PETERSSON

Oatly is a company built on the idea of change.

We started over 25 years ago with the idea to make a better milk – one that was adapted for human nutritional needs and sustainable for the planet on which we live. At the time, there wasn’t a market for oatmilk. People didn’t know anything about Oatly, what products we made and what we were trying to do. What has become clear over time is that our company’s core values and competencies are built for what the world is becoming, not what it has been. We stand for things that consumers care about today – sustainability, health and trust – and have done so for decades. As humanity faces massive challenges of climate change, lifestyle disease and personal connection, our mission is even more relevant and powerful.

We set out to shake the foundations of a broken food system not only with what we say, but what we do. We list all the ingredients that go into our products and where they come from so people know exactly what they are putting into their bodies. We work with dairy farmers in Sweden and the United States to explore the sustainability and economic benefits of a shift to oat crops. We were the first company in Europe to use a fleet of electric trucks for heavy-duty commercial shipping. We added carbon footprint labeling to all of our products in Europe so consumers could easily grow aware of the impact for their food on the planet, and we challenged the food industry to do the same. Our commercial work – such as exclusive, branded partnerships with Starbucks in the United States and China – helps some of the food industry’s biggest players embrace the plant-based movement.

The mission is in our products themselves: every carton of dairy milk that we convert to oatmilk saves roughly 80% in greenhouse gas emissions. Our example shows that companies must not only do sustainability; they must be sustainable.

To this day, that purpose drives our growth. Knowing that each liter we sell is a step towards a better world transforms day-to-day business into something extraordinary. It demands that we see a much larger market than plant-based products have before. Our aim is to disrupt one of the world’s largest industries – dairy – and in the process lead a new way forward for the food system. This seismic change in the market has already begun. There is no going back.

Our holistic approach is not the traditional way of building a food company. We bring together scientific research, unparalleled product innovation, proven production expertise, a renowned in-house creative team and commercial excellence to create a global business that is greater than the sum of its parts. A genuine, clear mission lets us focus on executing in a world-class manner – and a culture that puts people first and encourages bold action empowers us to do so every day.

The speed and breadth of Oatly’s success on a global scale makes me believe that our approach can make unprecedented things happen. We created the oatmilk phenomenon from scratch across Europe, China and the United States, and our brand is the primary driver of growth for dairy alternatives. Our products and brand have proven success across three continents and multiple channels. The momentum for this movement grows every day, as does my confidence in how Oatly is leading it forward.

As we continue on this growth journey, we need to remember that speed and scale are exactly what our mission requires. Surely it would be more comfortable to take it easy and to do things the way they’ve always been done, but it’s simply not why we come to work every day.

Ultimately, we all answer to our children and the future generations who will inherit this world we are building. I’m guided to do things so that I can face my family and employees knowing I made the right decisions to enable a healthier planet, where humanity can grow and change for the better. Doing this requires placing conviction above convenience. As a business leader, that is my duty. We are proud to build a business that has this as its reason for existence and to have the investing public help us make it happen.

BUSINESS

Our Purpose

We have a bold vision for a food system that’s better for people and the planet.

We believe that transforming the food industry is necessary to face humanity’s greatest challenges across climate, environment, health and lifestyle. In parallel, change is rocking the consumer landscape, as the growing concerns for the environment and interest in health and nutrition have started to drive real, scaled behavioral changes around consumer purchase choices. Generation Z and Millennials will become the dominant global generations in the coming years, bringing to the market a new set of values and expectations. These combined factors are driving a clear rapid, accelerating growth and influx of new consumers to the plant-based dairy market.

In this context, Oatly has become a leading, innovative force with a clear point of view on things that we believe consumers really care about—sustainability and health. We are a solution that enables people make thoughtful, informed choices in line with these values.

We believe our company is leading the transformation of the global dairy market—which is worth approximately $600 billion in the retail channel alone as of 2020. Behind our products are decades of scientific heritage, deep expertise around oats, production craftsmanship and commercially proven innovation in matters of sustainability and human health. Our brand rightfully stands out on a competitive dairy shelf, bringing a unique voice to the industry. Purpose drives our organization forward.

About Oatly

We are the world’s original and largest oatmilk company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including milks, ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Traditional food production is one of the biggest drivers of environmental impact. Food production uses about half of all habitable land on earth, requires large amounts of resources, emits greenhouse gases and harms biodiversity. At the same time, today’s food system—and often our eating habits—does not meet our nutritional needs, driving the prevalence of non-communicable diseases like malnutrition, obesity and heart and vascular diseases. Through our products and actions as a company, we work to grow the plant-based movement and help people shift from traditional dairy to plant-based products and enact positive societal and industry change.

Sustainability is at the core of our business and actionable in our products: on average, a liter of Oatly product consumed in place of cow’s milk results in around 80% less greenhouse gas emissions, 79% less land usage and 60% less energy consumption. This equation is our primary mechanism for impact. Our products make it easy for people to turn what they eat and drink into personal moments of healthy joy without excessively taxing the planet’s resources in the process. Beyond the inherent properties of our products, we execute a sustainability agenda across our value chain that encompasses agriculture, innovation, production, advertising and more. Sustainability at Oatly is far more than achieving certain key performance indicators and corporate policies—it is a mindset that helps us navigate business decisions and build a culture that is singularly focused on pushing the boundaries of the plant-based movement.

In the historically commoditized dairy category, we have created a brand phenomenon that speaks to emerging consumer priorities of sustainability, trust and health. Our integrated in-house team of creative, communications and customer relations experts reach consumers in a way that is honest and human. Across many kinds of media, we create thought-provoking, conversation-sparking content to engage people around our mission and drive awareness for the brand. Our company values are communicated not only in the things we say, but also in the things we do—like putting carbon impact labels on our packaging and launching public campaigns to inspire policy change. The voice, actions, products and values represented by the Oatly brand drive our commercial success and mission.

Our innovation practices are foundational to delivering market-leading products. Oatly was founded in the 1990s by food scientists on a mission to make the best possible form of milk for human beings and the planet. Rather than modifying cow’s milk itself or mimicking its nutritional profile in a new product, we sought powerful plant-based ingredients—in particular, the strong nutritional and sustainability elements of oats. Today, we remain steadfast in our goal of creating excellent products across the full dairy portfolio, from milk, to yogurts, to ice cream. To do so, we leverage proprietary production processes and key patented elements, including enzymatic processes, to convert fiber-rich oats into great tasting products. A deep understanding of oats as a raw material and product ingredient allows us to deliver on a holistic set of product dimensions like taste, nutritional composition and sustainability profile. We believe our recent product launches in categories such as yogurt and frozen desserts shows the strength of our results-oriented innovation practices and the potential to drive a significant volume shift to plant-based dairy across the full breadth of the dairy portfolio.

Driving the global appetite for plant-based dairy

We have proven global resonance with commercial success in more than 20 markets, across multiple channels and types of retail, foodservice and e-commerce partners. As of December 31, 2020, we offered dozens of product lines and varieties across approximately 60,000 retail doors and 32,200 coffee shops. Our products are sold through a variety of channels, from independent coffee shops to continent-wide partnerships with established franchises like Starbucks, from food retailers like Target and Tesco to premium natural grocers and corner stores, as well as through e-commerce channels, such as Alibaba’s Tmall. To enter new markets, we use a foodservice-led expansion strategy that builds awareness and loyalty for our brand through the specialty coffee market and ultimately drives increased sales through retail channels. We have tailored this strategy in many successful international market launches, including the United Kingdom, Germany, the United States and China.

Our growth in China demonstrates the effectiveness of this expansion strategy. We successfully entered the Chinese market in 2018 through the specialty coffee and tea channel, which we have since scaled to over 8,000 doors at the end of 2020. As a result of the consumer excitement we built around the Oatly brand with this launch, we were able to rapidly scale our regional presence through a strategic e-commerce partnership with Alibaba and an exclusive branded partnership with Starbucks in China, with over 4,700 locations in China exclusive to us as of December 31, 2020. Within approximately two years of entering the Chinese market, we had over 9,500 foodservice and retail points of sale in total with a growth rate of over 450% as of December 31, 2020. We have built a new generation of plant-based milk consumers by converting traditional dairy milk drinkers to Oatly and by attracting new drinkers to the category altogether. The awareness and in-context trial achieved in the specialty coffee and tea channel was critical to educate the market about plant-based dairy and establish our leadership in the region.

Our brand has excelled on a global scale, as evidenced by the following market statistics:

•	In 2020, Oatly contributed the highest amount of sales growth to the dairy alternatives drinks category across each of our key markets - the United Kingdom, Germany and Sweden.

•	In our home market of Sweden, we had a 53% market share of the total sales in the alternative dairy products non-milk based category as of 2020, according to Nielsen.

•

In the United States, the United Kingdom Germany and Sweden, we are the highest selling brand in the oat category by retail sales value, which is the largest category within dairy alternatives in the United Kingdom and Germany and is the fastest-growing category within the United States.

•

Our 2020 year-over-year retail sales growth rates were 99% in the United Kingdom, according to IRI Infoscan, 199% in Germany and 182% in the United States, according to Nielsen. Our growth led the increase in demand for oat-based products. Since 2018, when we launched our new retail strategy in Germany, oatmilk’s market share of sales in the retail plant-based dairy category has grown from approximately 23% for the rolling four week period ended January 2018 to approximately 60% for the rolling four week period ended December 2020, according to Nielsen.

We also believe that global demand for Oatly products has far outpaced our supply. As we continue to scale, we have a significant opportunity to satisfy unmet demand and leverage our brand success to expand our product portfolio.

We believe we are only at the beginning of the transformation of the overall global dairy market, which totals approximately $600 billion in retail value as of 2020, with a large foodservice footprint and burgeoning e-commerce opportunity. In order to support a societal shift towards plant-based diets, we understand that it is critical to invest in manufacturing capabilities to support our growth. As we grow, we believe owning and controlling our global operating footprint is paramount to addressing the significant consumer demand we have faced, since this enables us to apply our own standards of quality, sustainability and flexibility for innovation, while achieving more attractive production economics, as demonstrated by our fully owned manufacturing capabilities in Sweden. Globally, as of March 2021, we had four Oatly factories online and three factories planned or under construction. We supplement our owned factories with a diversified network of deeply vetted third-party co-manufacturing partners that help us drive growth by providing the necessary speed and flexibility and improve our ability to meet consumer demand, commence pilot projects and support our new product launches.

Our historical financial performance reflects the scaled and global growth profile of our company. In the three months ended March 31, 2021, we reported revenue of $140.1 million, a 66.2% increase from $84.2 million in the same period in 2020. In 2020, we reported revenue of $421.4 million, a 106.5% increase from $204.0 million in 2019. This growth outpaces our year-over-year growth in 2019 of 72.9%, representing our accelerating momentum. In the three months ended March 31, 2021, we generated gross profit of $41.9 million, representing a margin of 29.9% and a loss for the period of $32.4 million. In 2020, we generated gross profit of $129.2 million representing a margin of 30.7% and, as a result of our continued focus on our growth, a loss for the year of $60.4 million, reflecting our continued investment in production, brand awareness, new markets and product development. Going forward, we intend to continue to invest in our innovation capabilities, build our manufacturing footprint and expand our consumer base, all supporting our growth trajectory.

Revenue ($MM)(1)	Gross Profit ($MM)(1)

2020 Sales By Region	2020 Sales Split By Channel

(1)

Revenue and gross profit for the year ended December 31, 2018 are management’s estimates that were derived from our audited Swedish consolidated annual report in accordance with generally accepted accounting principles in Sweden. The amounts presented were converted to U.S. dollars and adjusted for comparability with IFRS, and these adjustments have not been audited or reviewed. The estimates may differ from the amounts that would have been presented if our results of operations for the year ended December 31, 2018 had been prepared in accordance with IFRS. Revenue and gross profit for the years ended December 31, 2019 and 2020 were prepared in accordance with IFRS and have been audited. See our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Foodservice includes coffee and tea shops.
(3)	Other includes e-commerce.

Our History

Our history begins in the 1990s in Sweden, where a group of scientists at Lund University were exploring the mechanisms and effects of lactose intolerance. Research had made clear that an estimated two-thirds of the global population cannot process cow’s milk due to lactose intolerance, according to Lancet. On the belief that a better milk, a milk fit for human nutrition, was possible, these scientists set out to make an alternative that could replace the traditional cow’s product without sacrificing the dairy experience. They found the solution in the base crop of oats, which are globally plentiful, familiar across cuisines, cost effective and require low-input resources relative to livestock and other plant crops, contain healthy fibers, and they developed a proprietary, patented process centered on using enzymes to break down oats into nutritious, tasty products, while retaining key fibers, leading to the launch of the world’s first oat milk in 1995. This core oat technology, as further developed and refined, continues to be the base for the majority of our products today, and we continually work to ensure our leading position in oat innovation.

We launched the first oatmilk product under the Oatly brand in 2001. We continued to develop our portfolio of products over subsequent years, including frozen dessert and cooking cream. In 2006, we set up the first Oatly factory in Landskrona, Sweden. During this time, we grew the business steadily to revenue of $29 million for the year ended December 31, 2012, as prepared in accordance with generally accepted accounting principles in Sweden and translated to U.S. dollars at a rate of SEK 1 to $0.1477.

In 2012, almost 20 years after we developed our core oat technology, we appointed a new management team with a bold vision for Oatly. Chief Executive Officer Toni Petersson brought an outsider’s view to the food industry and a fresh take on the company’s mission, building from Oatly’s deep heritage of oat-based food science. They set out to build a new type of food company with core values of health and sustainability, supported by an unconventional approach to brand, commercial strategy and organizational structure.

In our home market of Sweden, Oatly products had a 53% market share of sales in the total alternative dairy products non-milk based category as of 2020, according to Nielsen. The success achieved in our home market, in terms of brand awareness and new product development, has become a clear “north star” for future international expansion. After activating the company-wide rebrand between 2013 and 2014 in the Nordics, we re-launched in the United Kingdom in 2016 through specialty cafes and coffee shops and launched a new retail strategy in Germany in 2018. In both markets, Oatly quickly drove the oat category from obscurity to surpass sales of all other plant-based milks, including almond and soy, within three years.

We continued our global expansion by entering the United States in 2017. We launched Oatly with a novel approach to the market, focused on targeting coffee’s tastemakers, professional baristas at independent coffee shops. As of December 31, 2020, within four years of entering the United States, Oatly products can be found in approximately more than 7,500 retail shops and approximately 10,000 coffee shops in the United States, and revenue from the United States was $100.0 million in 2020.

In 2018, we entered China, focusing again on penetrating specialty coffee and tea shops and quickly generating a powerful brand resonance with consumers. We have since used premier foodservice partnerships to rapidly expand across the broader Asian region and facilitate market education for consuming plant-based milks as alternatives to dairy products, particularly with coffee and tea. In Asia, as of December 31, 2020, we had a presence in approximately 11,000 coffee and tea shops and approximately more than 6,000 retail and specialty shops, including an exclusive, branded partnership with Starbucks China in over 4,700 stores.

Demand for Oatly products has grown at an incredible rate. To date, production capacity has been a major constraint on our growth, and we have made substantial investments to scale our production capacity and address supply shortages. In 2019, we opened one production facility in the United States and one in the Netherlands. In March 2021, we opened our second U.S. facility. Three additional facilities in Singapore, Maanshan, China and Peterborough, the United Kingdom are currently under construction or in the planning stages, and we continue to expand capacity of our existing facilities.

Today, the Oatly movement continues with a growing part of the population realizing their consumption decisions can truly make a difference. We established Oatly as an organization dedicated to improving the lives of individuals and the well-being of the planet through the push for a more sustainable food system. To address the global challenges we are all facing, delicious, healthy and sustainable plant-based food and drink must become a matter of course for everyone.

Our Industry and Opportunity

The global food industry generates about 25% of the world’s total human-created climate impact. In comparison, that is significantly more than the estimated 14% of global greenhouse gas emissions generated by all global transportation combined. Animal-based products account for more than half of global food-related emissions and three-quarters of the land used for food production; however, they yield less than 20% of our globally consumed calories.

Plant-based dairy is a key solution to address global climate change and resource challenges driven by livestock-dependent industries, namely the dairy industry. At Oatly, we are committed to make it easy for people to switch from dairy to plant-based alternatives with the goal to significantly reduce the negative environmental impact.

We participate in the large global dairy industry, which consists of milk, ice cream and frozen dessert, yogurt, cream, cheese and other dairy products. According to Euromonitor, the global dairy industry retail sales were estimated to be $592 billion in 2020 and are expected to reach $789 billion in 2025, growing at a compound annual growth rate (“CAGR”) of 5.9%. In line with retail, foodservice also represents a significant opportunity for us, which we believe expands the total addressable market even further.

Today, we primarily operate in the global milk category, which is the largest subcategory within dairy. According to Euromonitor, the global milk industry retail sales were estimated to be $179 billion in 2020, representing approximately 30% of the global dairy industry in 2020. The category is expected to reach $247 billion in 2025, growing at a CAGR of 6.6%. In some developed markets, dairy milk consumption per capita has been steadily declining, with the trend continuing in the last decade as plant-based dairy has increased in popularity. In the United States, in the last three years, 32% of consumers have reduced or stopped their dairy milk intake, while two thirds of these consumers have now shifted at least part of their dairy consumption to plant-based milk alternatives and are using these products for similar occasions as they would for animal-based dairy milk, according to Consumer Insights. We expect this trend to further accelerate in coming years, as the growing offering of plant-based dairy across the entire dairy portfolio affects other product categories as well, including ice cream, yogurt, cooking creams, spreads and on-the-go drinks.

Health, nutrition and sustainability are increasingly becoming central to what consumers value and are at the top of people’s and brands’ minds. Based on Consumer Insights, we found that 35% to 40% of the adult population have purchased plant-based milk in the last three months in the United States, the United Kingdom, Germany, China and Sweden, with 60% to 70% of the category’s consumers joining in the last two years alone, showing that plant-based dairy is quickly becoming mainstream and that the value proposition of these products increasingly appeals to the everyday consumer. We believe these are early signals of a movement of profound change for the large dairy market. Consumer Insights suggests that plant-based milk will continue to grow between 20% to 25% over the next three years, driven by new consumers entering the category, as well as increasing per liter consumption of existing consumers.

The global plant-based dairy industry retail sales were estimated to be $18 billion in 2020 according to Euromonitor, representing approximately 3% of the global dairy industry (excluding soy drinks in China). Within the global dairy industry, plant-based milk represented approximately 9% of the global dairy milk category (excluding soy drinks in China) in 2020. As of 2020, alternatives in other dairy categories have a penetration of less than 1%, highlighting the opportunity ahead across the broader plant-based dairy sector.

Across various plant-based dairy products, oat-based alternatives have outperformed the broader dairy category in recent years. According to Nielsen, sales of oatmilk products in the United States grew by 203% year over year from 2019 to 2020. In the United States, oatmilk products reached $267 million retail sales during 2020, making it the second largest dairy alternative after almond milk. In the United Kingdom, oatmilk reached $181 million retail sales in 2020 and is the largest dairy alternative drink, representing growth year over year of 98% of the United Kingdom in 2020, according to IRI Infoscan. Since 2018, when we launched our new retail strategy in Germany, oatmilk’s market share of sales in the retail plant-based dairy category has grown from approximately 23% for the rolling four week period ended January 2018 to approximately 60% for the rolling four week period ended January 3, 2021, according to Nielsen. In Sweden, oatmilk is the largest category in the total plant-based milk retail market, with a 72% market share for the rolling four week period ended January 3, 2021, which is predominantly driven by Oatly’s clear leadership, according to Nielsen.

Source:	Nielsen, IRI.

Notes:	Sweden Nielsen data as of week 52, 2020, U.K. IRI data as of January 2, 2021, Germany Nielsen data as of December 26, 2020 and U.S. Nielsen data as of December 26, 2020.
(1)	Market shares represent rolling four weeks periods.
(2)	Year over year growth of 52-week periods.

We believe plant-based dairy, especially oat-based dairy, will continue to experience significant growth driven by multiple secular tailwinds:

•

Sustainability and health as leading factors driving behavioral change and consumer choice. Consumers are increasingly aware of the environmental and health benefits of plant-based dairy, and consumer behavior is changing at scale. Compared to animal-based dairy products, plant-based dairy products have a lower environmental impact including lower greenhouse gas emissions, land and water usage. Based on Consumer Insights, the plant-based category is benefiting from consumers’ seismic shift toward more conscious eating, with approximately 60% of consumers in the United States citing that they lead a much healthier lifestyle and eat significantly healthier, while 43% mentioned they are eating more sustainable products than three years ago. Nutritional benefits of a plant-based diet include dietary fibers (specific to oatmilk), healthy fats and eliminating dietary concerns relating to dairy. These combined nutritional and environmental benefits make plant-based alternatives an appealing choice for consumers and highlight the significant underlying global demand for plant-based dairy.

•

Current generations increasingly seek out brands that connect with their core values. Millennials and Generation Z make up the largest consumer group, together consisting of approximately 4.9 billion people worldwide as of the end of 2019, according to Bloomberg. These generations possess a strong understanding of health and environmental issues, and they demonstrate their focus on these issues through their on-shelf purchase decisions. According to a report published by Nielsen in January 2015, 41% of Generation Z and 32% of Millennial consumers are willing to pay a premium for healthier foods. In addition, the Zeno Study found that consumers are four to six times more likely to purchase, protect and champion purpose-driven companies, as they are looking for companies to advance progress on important issues within and outside of their operational footprint. The same study also found that consumers across generations and geographies recognized the strength and importance of purpose and indicated they would hold brands accountable. However, younger generations are leading this effort, with 92% of Generation Z and 90% of Millennials said they would act in support of a purposeful brand, according to the Zeno Study.

•

Growing consumer demand for oat-based dairy. Retail sales data shows that Oatly is the driving force behind the increasing consumer demand for oat-based dairy products. We believe that oats are a crop uniquely positioned to achieve the goal of a better dairy portfolio, including:

•

Inherent sustainable characteristics: Oats are a low-input crop, which use fewer resources in the agricultural stage of production and offer the possibility for crop rotation, which has a positive impact on the soil.

•

Flexible within the supply chain: Oats provide a longer raw ingredient shelf life compared to dairy, while also offering a competitive price structure compared to other plant-based dairy products. The oat crop is very accessible and can be farmed all around the world, which allows us to invest in local production sites and reduce our overall supply chain costs.

•

Widely accessible to a range of eaters: Oats do not contain some common allergens present in other plant and nut-based products; it has a neutral taste profile, making it attractive for a wide variety of plant-based dairy use cases.

•	Nutritional advantages: Oats have a balanced macro-nutritional profile, which contains a high amount of dietary fiber (including beta-glucan fibers), key fatty acids and limited saturated fats.

•	Cultural advantages: Oats can be consumed by all cultures and are common across global cuisines.

Today, we operate in three regions: EMEA, the Americas and Asia.

•	EMEA. According to Euromonitor, the retail value of the plant-based dairy industry in EMEA was estimated to be $4 billion in 2020, representing 1.5% of the dairy industry, and is expected to reach

$6 billion by 2025, with penetration expected to increase to 1.8%. We have a significant presence in Europe, with operations in over 15 markets, and are the leading oatmilk brand by market share in every key market in which we operate. We are the highest selling oatmilk brand in the oat category by retail sales value in Sweden, Germany and the United Kingdom in grocery in the dairy alternative non-milk based category for 2020, according to Nielsen and IRI Infoscan.

•

Americas. According to Euromonitor, the retail value of the plant-based dairy industry in the Americas was estimated to be $5 billion in 2020, representing 2.8% of the dairy industry, and is expected to reach $7 billion by 2025, with penetration expected to increase to 3.7%. However, when looking at the non-dairy milk category, penetration is significantly higher at approximately 9% and is expected to increase to 11% by 2025, demonstrating how plant-based dairy products have become widely accepted in the region. We entered the United States in 2017 and achieved significant success across both foodservice and retail channels, despite having relatively low distribution driven by supply constraints, quickly becoming the highest selling oatmilk brand by retail sales value in grocery in the dairy alternative non-milk based category in the United States in 2020, according to Nielsen.

•

Asia. Asia is the largest plant-based dairy market in the world, predominately driven by traditionally high consumption of soy-based beverages, which represents more than half of the Asia plant-based milk market. Based on Consumer Insights, “new generation plant-based milk,” which are plant-based dairy products comparable to Oatly’s product offering, penetration in China was 16%; however, the use of “traditional plant-based milk,” which is sweetened or flavored plant-based milk products that are mostly used as soft drinks, is widespread, with 74% of the Chinese adult population having consumed such product in the last three months as of the date of Consumer Insights. New generation plant-based milk has been growing quickly, with 45% of consumers having joined the category in the last year, driven by growth in coffee consumption, changes in eating habits and influence from global trends of sustainability and nutrition. According to Euromonitor, the retail value of the plant-based dairy industry in Asia (excluding soy drinks in China) was estimated to be $8 billion in 2020, representing 4.7% of the dairy industry and is expected to increase moderately by 2025. Lactose intolerance is widely present in Asian countries, leading to a potential underlying demand for plant-based dairy, according to Lancet. China’s plant-based dairy market is estimated to double by 2025, partially driven by new plant-based brands such as Oatly.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors and enable us to grow our leading market position and drive continued success, while staying committed to our sustainability priorities.

Purpose-Driven to Create a Plant-Based Sustainable Food System

Oatly is a people and planet organization guided by values that matter to people. Sustainability is intrinsic to our business model and forms the foundation of every strategic decision we make across the value chain. Our holistic, end-to-end sustainability commitment ranges from being the first company in Europe to utilize a fleet of heavy-duty electric trucks for true commercial routes to leading industry change by disclosing our per product carbon footprint on our packages. Our sustainability mindset extends beyond our operational decisions and is integrated into all of our business decisions, proven by the fact that we were the first company in the plant-based industry to issue a sustainability-linked credit facility. Rooted and validated through our research, we believe the growth of our products is an actionable solution to some of society’s greatest environmental and nutritional challenges. We are focused on driving the global appetite and market for plant-based dairy, and we are just scratching the surface. With every liter of Oatly we produce, our positive environmental and societal impact increases. We strive to drive meaningful change within the food industry by making it easier for people to turn what they eat and drink into personal moments of healthy joy, while reducing the impact on the planet’s resources in the process. Our unwavering commitment to sustainability fuels our growth.

Authentic Brand Beloved by Consumers

We believe the Oatly brand has become one of the strongest voices that stands for what consumers care about: sustainability, health and trust. We have torn down the conventional corporate approach to brand building and have developed a voice that is human, compelling and honest. We strive to not only be a product, but also a presence in our consumers’ lives by offering authenticity in a category that has traditionally cared little about sustainability. Our advertisements are bold and eye-catching, meant to drive conversation among consumers, while challenging norms and outdated industry practices. We have a trusted consumer relations function that supports initiatives and hosts events within our communities, driving our ability to initiate real dialogue across regions, cultures and among a rapidly expanding customer base.

Creativity is at the center of the Oatly brand. Through the efforts of our authentic and award-winning in-house creative team, we have cultivated a loyal consumer base that is highly aligned with our ambitions. According to Consumer Insights, we outperformed other plant-based dairy brands across the United Kingdom, United States and Germany on all factors that matter to consumers: emotional connection, sustainability and health credentials, as well as delivering on taste. We believe our strong resonance with consumers will further propel our growth and support the transition to a plant-based food system.

Market-Leading Product Portfolio Disrupting the Global Dairy Market

We are leading the effort to disrupt the $592 billion global dairy retail market. We are the highest selling oatmilk brand by retail sales value in Sweden, Germany and the United Kingdom in grocery in the dairy alternative non-milk based category for 2020, according to Nielsen and IRI Infoscan. In 2020, we drove 49%, 43% and 13% of plant-based milk growth in the United Kingdom, Germany and the United States according to Nielsen and IRI Infoscan. Within our core markets of Sweden, the United Kingdom and Germany, our brand contributed the most sales growth to the plant-based milk category in 2020.

Source:	Nielsen, IRI.
Notes:	U.K. IRI data as of January 2, 2021, Germany Nielsen data as of December 26, 2020 and U.S. Nielsen data as of December 26, 2020.
(1)	Market shares in the total plant-based milk category represent rolling four weeks period.
(2)	Calculated as the sales value increase for Oatly divided by the sales value increase for the total plant-based milk category for the full year 2020 in the absolute dollar amount.
(3)	Dairy Alternatives.

We have demonstrated global commercial success through our expansion into more than 20 markets across three continents. We believe our sustainable, nutritious and tasty products are accelerating the adoption of plant-based dairy by converting traditional dairy consumers into Oatly fans. Our loyal consumer base has supported and driven our extension beyond just the plant-based dairy category, and we currently have a broad product portfolio across seven categories that includes frozen desserts, Oatgurt, creams, spreads and on-the-go drinks. As evidenced by the commercial success of previous product category launches, our consumers desire further category innovation, providing us with a basis to continue converting cow milk consumers across occasions and disrupt the animal-based dairy industry.

Unparalleled Innovation Capabilities Grounded in 25 Years of Patented Technologies, Craftsmanship and Oat Expertise

Oatly was founded by food scientists on a mission to create an upgraded alternative to traditional dairy. They had simple goals: first, to make a plant-based dairy that was in tune with the needs of both humans and the planet, and second, to make it taste delicious. We launched the world’s first oatmilk product in 1995 and have been the only company focused solely on liquid oat technology for more than 25 years, working to put forward the best possible version of milk. Through our commitment to oats, we have developed a proprietary oat base production technology that leverages patented enzymatic processes to turn oats into a nutritional, great tasting liquid product. Our patents are supplemented with and protected by decades of production craftsmanship and a global innovation organization.

Our production processes are built from our deep understanding of the oat from the raw material level: we work closely with our oat suppliers to ensure oats are cultivated properly through different seasons and conditions, and we understand how the natural variances in agriculture may impact our raw ingredients and products. We have exclusive partnerships with industry leaders to analyze entire oat genomes and genes to identify naturally occurring variances that help us improve on product nutritional qualities (specific protein and beta-glucan fiber profiles), technological properties (process improvements) and agronomic properties (yield and resilience). We look to science to inform our point of view on how to build our products for health and nutritional outcomes.

We continue to invest in our innovation capabilities through the expansion of our Food Innovation team on a global as well as regional level, and through our Research Hubs in Sweden and Singapore, which are currently under development, with target opening dates in 2022. These Research Hubs will further develop our long-term innovation capabilities as well as continue to conduct clinical studies on the effect of oat-based products for metabolic syndromes and personalized nutritional needs of children. Our research and development work also includes looking at the wider uses and applications of the entire raw material oats, particularly by-products and residue from the oat base production process.

We believe our innovation capabilities enable us to deliver on our promise of sustainable, delicious and nutritious products—supporting our mission to make plant-based eating easy and position us for long-term market leadership.

Multi-Channel Distribution Led by Proven Foodservice Strategy

Our successful channel penetration and execution across geographies starts with our specialty foodservice-led market entry strategy that builds awareness of our brand and products. Consumers discover Oatly in a trusted environment such as an expertly brewed cup of coffee or cappuccino from their favorite coffee shop. That quality product experience sparks a discovery journey for consumers with Oatly that can lead to purchase at a grocery store or incorporating more plant-based options in their diet. Importantly, this strategy is very difficult to replicate given this channel’s fragmented and opaque distribution networks and has only been made possible by our on-the-ground teams that understand the nuances of this channel in each specific market. While this strategy is currently best exemplified in our coffee channel through our barista relationships, we believe it is replicable across products categories through respective category foodservice channels. We are currently expanding this strategy in partnerships with multi-unit independents and large coffee chains to further drive the momentum of Oatly into new international markets.

The consumer buzz that we generate through the specialty foodservice channel creates a pull-through effect into broader foodservice, food retail and e-commerce channels. As of December 31, 2020, our products are available in approximately 60,000 retail doors and 32,200 coffee shops across more than 20 countries globally. Our recent branded partnership with Starbucks as the exclusive oatmilk provider in China and the United States has resulted in distribution through more than 8,000 locations, which is indicative of our broad appeal and will be important to driving wide-scale adoption. In addition, on March 1, 2021, Starbucks announced that Oatly would be the exclusive oatmilk added to its core U.S. menu nationwide. We have successfully expanded our distribution from niche foodservice concepts to mainstream retail partnerships with conventional and natural grocer channels, including Walmart, Target, Whole Foods, Kroger and Tesco, to reach more of the consumer base. We have scaled e-commerce platforms in China and the United Kingdom, where our e-commerce business accounts for 21% of our revenue in China for 2020, where we are the #1 oatmilk brand on Tmall, which represents a larger percentage of sales compared to other markets, with the opportunity to be deployed in all of our markets.

Visionary Leadership Focused on People and Planet

We have an experienced and passionate executive team that has helmed the acceleration of our growth and set our strategic direction, all underpinned by a unified purpose of sustainability. Under the leadership of our Chief Executive Officer Toni Petersson, who joined in 2012, we have strategically transformed from a producer of plant-based dairy into a purpose-driven brand, have nearly increased revenue six fold from 2017 to $421.4 million in 2020 and have successfully entered the United States, the broader Western European region and Asia Pacific. Oatly has a deep bench of talented executives with strong business and operational experience. Our leadership team brings a fresh perspective to the food industry and challenges outdated industry practices to meet consumer desires in an authentic way. We have on-the-ground regional leaders in each of our key markets with deep knowledge of the local markets. We empower our regional leaders to tailor growth strategies that speak to local consumer needs and desires for a more sustainable-focused, plant-based offering. As we scale, our culture and mission remain central to our company in each of our regions, at all levels and across divisions. Our shared mission and core belief in driving a societal shift towards a plant-based food system unifies our company in our quest for purpose-driven growth.

Our Growth Strategies

We expect to drive continued, sustainable growth and strong financial performance by executing on the following strategies:

Expand Consumer Base through Increased Awareness and Plant-Based Dairy Category Growth

The plant-based dairy market is still in its infancy. Even the most mature market and most mature category—U.S. dairy milk alternatives—has only 6% penetration compared to dairy milk by volume as of 2020, according to Euromonitor, representing significant whitespace for us to grow. Based on Consumer Insights, we found that 35% to 40% of the adult population is now purchasing dairy milk alternatives, indicating that the penetration of, and familiarity with, the category is high, creating growth opportunities from increased frequency and usage. Furthermore, almost 70% individuals purchasing dairy milk alternatives have started purchasing the product within the last two years, demonstrating the accelerating trajectory of the category and growth potential from further penetration. According to Consumer Insights, over the next three years, the dairy milk alternatives category is expected to grow 19% to 25% in our core markets, with approximately 40% of that growth from new users and the remainder from increased consumption of current users.

We believe the ability to share the Oatly story with a broader audience is critical to the success of our mission to drive greater plant-based consumption. At precisely the moment when these values are hitting mainstream culture, we are dissolving the barriers to adoption of plant-based dairy and capturing this interest by engaging consumers with our brand. While Oatly is the best-selling oatmilk in each of our key markets, we believe significant room for growth exists by increasing our penetration of the global dairy industry. We leverage research to help educate consumers on the environmental and health benefits of oat-based dairy as compared to cow-based dairy. We believe our authentic, transparent and sustainability-driven brand has become a trusted voice among our consumers and retail partners, which in turn, has driven Oatly’s success across each of our markets. We believe our commercial efforts and proven execution to increase knowledge and awareness of the Oatly brand will enable us to capture more of the total addressable market, with the end result of reaching and inspiring a wide range of consumers from dairy loyalists to lifelong vegans to eat in a way that is not only better for their health, but also better for our planet.

Grow Distribution and Velocity in New and Existing Markets

We will leverage the significant demand for Oatly products to grow in new and existing markets. We believe we can continue to build on industry-leading food retail performance by growing velocity and expanding on-shelf presence with Oatly’s full portfolio. Our accelerating performance in Germany, the United Kingdom and the United States, where we have consistently increased velocity, is indicative of the potential we see across each of our international markets, including China. Furthermore, there is significant whitespace to expand our foodservice and food retail locations within our existing markets. The food retail channel, in particular, has welcomed Oatly on shelves as we have driven incremental profit, traffic and premiumization in a milk category that was shifting towards private label. Our TDP share, which represents our brand’s total distribution points as a percentage of the total oatmilk category distribution points, of 40%, 32% and 13% in the United Kingdom, Germany and the United States, respectively, indicates the significant upside in our existing markets. As of December 31, 2020, our oatmilk product was sold in 32,200 coffee shops and at approximately 60,000 retail doors, representing a fraction of the total addressable retail locations.

United Kingdom	Germany	United States

Source: Nielsen IRI Infoscan. United Kingdom periods ended week 52, 2019 and 2020 (January 2, 2020 and January 2, 2021). Germany periods ended week 52, 2019 and 2020. United States periods ended week 52, 2019 and 2020 (December 28, 2019 and December 26, 2020).

(1)

Reflects Oatly’s top selling stock keeping unit by sales value (GBP) for the 52 weeks ended January 2, 2021: Oatly Barista Edition, Ambient, Non-organic, Plain, 1L velocity in the United Kingdom for the last four week periods.

(2)	Reflects Oatly’s top selling stock keeping unit by sales value (EUR) for the 52 weeks ended week 52, 2020: Oatly Barista Edition, Hafer, 1L TBRI velocity in Germany for the last four week periods.

(3)	Reflects Oatly’s top selling stock keeping unit by sales value (USD) for the 52 weeks ended December 26, 2020: Oatly Chilled, 64 fl oz velocity in the United States for the last four week periods.

(4)	Velocity means the average volume of sales per store per week measured in units.

(5)

% Distribution Share of Total Selling Points represents Oatly’s brand level total number of selling points (aggregate number of selling stores per SKU) as a percent of the total dairy-alternative milk industry’s number of selling points (aggregate number of selling stores per SKU) for the full year period. In the United Kingdom, the dairy alternative milk industry’s total number of selling points equaled 331,019 and 400,561 for 2019 and 2020, respectively, and Oatly’s total number of selling points equaled 23,606 and 42,463 for 2019 and 2020, respectively. In Germany, the dairy alternative milk industry’s total number of selling points equaled 567,883 and 660,248 for 2019 and 2020, respectively, and Oatly’s total number of selling points equaled 32,870 and 65,160 for 2019 and 2020, respectively. In the United States, the dairy-alternative milk industry’s total number of selling points equaled 2,376,320 and 2,300,960 for 2019 and 2020, respectively, and Oatly’s total number of selling points equaled 18,014 and 28,027 for 2019 and 2020, respectively.
(6)	Calculated as the sales value increase for Oatly divided by the sales value increase for the total plant-based milk category for the full year 2020 in the absolute dollar amount.

Beyond our existing footprint, we believe we have a significant opportunity to expand into new international markets, which represent $272 billion of the global retail dairy market as of 2020. We believe we are well positioned to enter new markets due to our established global presence and proven execution in three continents. In Europe, we are only in the early stages of development in many of the continent’s largest dairy markets: Spain, France and Italy, representing a $53 billion in dairy market retail opportunity as of 2020. We plan to leverage our proven foodservice-led strategy to encourage trial, generate strong consumer buzz and create strong pull into the food retail channel, driving exponential growth. With increasing health awareness and attention on sustainability among younger generations and long history of plant-based food consumption, we expect accelerating growth in new markets.

We believe the Asia region, with a primary focus on China, represents one of our largest near term opportunities. In China, following our foodservice-led strategy executed in the specialty coffee and tea channel, as of December 31, 2020, we had more than 8,200 points of sale in the channel, including an exclusive branded Starbucks partnership with 4,700 locations in China exclusive to us and partnerships with other renowned shops such as Manner, Tim Hortons, Peet’s, Costa and HEYTEA. We are further expanding our footprint in the foodservice channel and increasing our food retail presence in China. We have also scaled our e-commerce presence through strategic partnership with Alibaba’s Tmall to increase our reach.

As evidenced by our successful expansion into more than 20 countries across three continents, we believe our ability to execute upon our foodservice-led market entry strategy will bolster our growth as we continue to enter new markets in the near and long term.

Invest in Global Operating Footprint to Support Scaled Growth Opportunity

We believe the greatest constraint on our growth has been production capacity. Historically, global demand for Oatly products has significantly outpaced our supply. In order to meet this demand, we operated four production facilities as of March 2021 and plan to open three additional facilities in the near term. Our strategy is to further execute upon our proven track record and continue to build our production capabilities across each of our regions. By increasing our production capacity, we expect to be able to drive topline growth and increase our ability to meet the existing consumer demand. Furthermore, our proven end-to-end manufacturing operations in Sweden demonstrates that our investment in owned manufacturing capabilities will drive an improved margin profile due to more favorable economics. While our long-term strategy is to own and operate a self-sufficient global operating footprint, we realize that in the interim, we must create innovative solutions to meet our growing demand. Accordingly, we currently utilize multiple production solutions to help address demand by supplementing our end-to-end self-manufacturing with co-packing. Co-packers provide critical and flexible support to drive volumes with speed, and this method will remain an important part of our production setup as we continue to launch new product categories and formats.

Ultimately, we believe our long-term strategy of operating end-to-end manufacturing facilities delivers control over our footprint that is necessary to meet our speed-to-market, sustainability, economic and innovation goals. Specific competitive advantages of this strategy include: secured production capacity in an increasingly competitive market; end-to-end process control ensuring product quality; control over equipment and processes related to sustainability; and proximity to consumer end markets to drive attractive production economics. We believe we are still in the early stages of the inevitable transition to a plant-based food system and will continue to invest in our production capabilities to spearhead this consumer movement.

Extend Product Offerings through Innovation

We continually strive to improve upon our products in order to deliver the most innovative, nutritious, sustainable and delicious form of liquid oats. We take a long-term, thoughtful approach to research that informs our product decisions and is differentiated from the marketplace. Due to our scientific heritage and proven execution, we believe we are well positioned to leverage research and innovation to solve societal problems. We are redefining the future of the plant-based dairy industry, focusing our research and innovation in key areas such as improving the nutrition, taste, functionality and health effects of our products. We have ambitious, long-term innovation goals, which we believe will lead to sustained market leadership through the use of cutting edge processes to deliver the advanced products.

We are able to bridge the research to the desired commercial outcome due to our knowledge of the oat genome and production craftsmanship, allowing us to solve for elements related to process, taste and health in order to achieve our sustainability and nutritional goals. We tailor our products to local consumer demands and further facilitate the consumer transition from cow-based dairy products to Oatly. We directly target dairy consumption by mirroring the traditional dairy portfolio in look, feel, taste and function. For example, within the retail channel we show a one-to-one equivalency between oat and dairy by mirroring dairy’s chilled section and product profiles (for example, low-fat to full-fat) and flavors (such as original and chocolate). We believe the past success of our new product introductions as well as our consumer brand loyalty will drive the successful launch of new products. Furthermore, we have significant runway to roll out our full product portfolio in our existing markets, which is limited by supply constraints. With our continued investment in innovative and patented technologies, we aim to facilitate our consumers’ transition from cow-based dairy products to Oatly and strive to empower them to choose solutions that improve their lives and the planet.

Continuing Commitment to Doing Right by the Planet

As a people and planet organization, our goal is to drive a positive societal shift towards a more sustainable food system, rooted in plant-based eating, by putting sustainability at the core of our strategy and products. In driving this change, we ensure that sustainability is built into every level of our supply chain, from agriculture to packaging, because a plant-based system will only be as sustainable as the processes used to build it. We are a new generation company appealing to a new generation of consumers. The current food system requires change, and we strive to be a driving force behind this change. We are actionably addressing society’s greatest sustainability and health problems, and for that, we believe we will find further success in the marketplace. As a company, we have been on this mission for decades and are not bound by the traditional interests or structures of the food industry. Thus, we have the ability to creatively form our future to address, and adapt to, societal challenges. Due to our powerful voice and authentic and clear brand values, we believe we are well-positioned to capture the tailwinds created from these changing consumer behaviors. Buoyed by our commercial success, we strive to serve as a proof point of sustainable investing and trigger a broader shift of capital deployment towards green initiatives and a greener future. As we grow, our commitment to our mission becomes even stronger and more important and impactful. Our purpose fuels our growth, and in turn, our growth fuels progress towards a more sustainable food system.

Product Overview

Our Products

We offer a range of plant-based dairy products made from oats. The foundation for all these products is our proprietary oat base technology, which mimics nature’s own process and turns fiber-rich oats into products that are designed for humans. The graphic below illustrates a selection of our products that are available in the various markets in which we operate.

Product Standards

We take great care to reach a number of third-party product certifications in our global markets. All of Oatly’s partner production facilities are subject to careful cleaning and testing protocols to prevent cross-contamination and we conduct tests on final products to ensure safety.

•	Dairy-free. Our products are dairy free and vegan.

•	Soy-free. Our products do not include soy.

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Gluten-free. Our products are certified gluten-free in the United States by Gluten Intolerance Group of North America. Our products sold in EMEA and Asia regions contain less than 100 ppm (mg/kg product) gluten from wheat, rye and barley, comparable to products that are labelled as “very low gluten.”

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Nut-free. Our U.S. products reach strict nut-free certification. Our EMEA product range does not contain nuts, with the exception of one flavor of our frozen desserts products (Hazelnut swirl), and we have strict due diligence procedures in place with our suppliers to further minimize the likelihood that nuts are included in our products.

•	Non-genetically modified organism (“GMO”). We are committed to using only non-GMO ingredients and our U.S. product line is certified by the Non-GMO Project.

•	Organic. We offer organic versions of our milk and cream products across EMEA markets. Our organic oats from Sweden are certified according to KRAV, a rigorous third party organic certification.

•	Kosher. All our products in the United States are certified kosher by Orthodox Union Kosher.

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Glyphosate free. We carefully source our oats from trusted suppliers who avoid the use of glyphosate, a common chemical pesticide on their oats. In the United States, our oatmilk is certified glyphosate residue free by the Detox Project.

Oatmilk. Our oatmilk products have multiple profiles and flavors that mirror the traditional dairy shelf consumers expect. The following highlights our U.S. milk portfolio:

•	Original: A great option for everyday use, with a 2% fat profile from oats and rapeseed oil. The only sugars in this product are those that are produced from oats during the enzymatic process.

•	Low-fat: A lighter profile milk, with only 0.5% fat.

•	Full-fat: Contains one gram of saturated fat per serving, compared to five grams usually contained in cow’s milk. Our full-fat oatmilk also includes DHA, an omega-3 fatty acid.

•	Flavored: Our Chocolate oatmilk uses cocoa that ensures sustainable farming practices and fair working conditions from suppliers. In Sweden, we also sell an Orange-Mango flavored oatmilk.

Our oatmilk products are offered across both ambient and chilled packaging formats. Ambient (shelf-stable) packaging has the benefit of room-temperature storage perfectly suited for shipping to coffee shops, cafes and other foodservice locations. Ambient formats are also sold in retail and e-commerce channels in all of our regions.

Barista Edition Oatmilk. Our Barista Edition oatmilk is our best-selling product globally. With a fat content of 3%, it is formulated to improve creaminess and foamability, serving as the perfect complement to espresso and coffee drinks like lattes and cappuccinos. Barista Edition is also great for baking and cooking and can be enjoyed on its own.

Oatgurt. We believe our Oatgurts excel in aspects of taste and consistency, as they are thick and “spoonable.” Our first Oatgurts were pourable, smooth and flavored yogurts launched in the Nordics to fit local consumer tastes. We leveraged the initial Nordic product innovation to launch a U.K. product line in cup format, and a U.S. line that includes live and active cultures and “fruit on the bottom.” We continue to iterate and improve our Oatgurt formulas.

Frozen desserts and novelties. Oatly frozen desserts are available in the United States and across many of our EMEA markets in a range of flavors. Our frozen desserts are created using our core oat base technology, which provides a foundational creaminess and reduces the need for sugar and other mix-in ingredients commonly found in dairy alternative ice creams.

Cooking. We offer a wide range of cooking products including Cooking Cream, in regular and organic, Crème Fraiche, Whipping Cream, Vanilla Custard and Spreads in a variety of flavors. Our offerings vary by region to accommodate to local cuisines and preferences. A key technical innovation in our cooking suite is, for example, that our Whipping Cream (heavy cream) holds its integrity similar to traditional dairy heavy cream would when stirred, boiled and whipped – even in highly stressed situations, such as in hot, acidic dishes. We have designed our cooking products as a direct 1:1 replacement for traditional dairy-based counterparts, so consumers can easily integrate them into common recipes.

Ready-to-go drinks. Our range of on-the-go drinks delivers novel flavor experiences and product packaging in smaller formats. These products can be found at grocery stores, supermarkets, convenience store outlets and more across the EMEA and Asia regions. Our on-the-go products include Cold Brew Latte, Mocha Latte, Matcha Latte and Mini Oatmilk in original and chocolate flavors.

This product platform allows us to thoughtfully design products for local contexts and sequence effective portfolio rollouts alongside our retail, e-commerce and foodservice partners. We expect to further expand our product range and improve upon our existing offerings in pursuit of our goal to deliver upgraded options across the full dairy portfolio.

Innovation

Since inception, our innovation goal has been to build the best possible form of milk and other dairy products for humans and our planet. Our approach is to not mimic traditional forms of milk, but to create a better product, designed for human needs. Through our more than 25 year history of making oat products, we have developed a deep expertise around oats and production craftsmanship. We invest in research to understand oats as a raw material, down to the genome level, allowing us to choose varieties of oats most suitable for process benefits and product goals around taste, experience, sustainability and nutrition. We believe we are well positioned to leverage science to address key societal problems and maintain our market leadership in plant-based dairy.

Today, we have a global Food Innovation team with a central technology development team in Sweden, and globally led but regionally executed, product development teams in the United States, EMEA and Asia. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. With our focus on building a broad and relevant product portfolio within plant-based dairy, we continuously explore and enter new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture. For more complex products, our unique competence on how to combine our oat base with other high-quality plant-based ingredients is key to success. To further strengthen our capabilities, we are establishing Research Hubs in Sweden and Singapore and partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise. To achieve our long-term innovation goals, we study oats at the genome and raw material levels and are working to conduct clinical trials. Specifically, we have exclusive partnerships with highly regarded, third-party institutions in oat molecular genomics to analyze the entire oat genome, giving us access to unique oat varieties that are optimized for nutritional qualities, (specific protein and beta-glucan fiber profiles), technological properties (process improvements) and agronomic properties (yield and resilience). These factors enable us to produce an oat base with a macro-nutritional profile tailored to human health needs with a target taste profile.

The premise of our patented oat base technology is an enzymatic process that closely mirrors the human body’s process used to breakdown starches. This process allows us to achieve a robust macro-nutritional profile with soluble dietary fibers, stable composition and functional character of foamability and texture. To inform the inputs and ideal properties of our oat base, we partner with leading universities and industry experts to conduct clinical studies and research the health and nutritional effects of oatmilk. We believe this research and our process expertise is highly relevant amidst the global prevalence of lifestyle disease and related health concerns.

We believe the success of our core products and new product launches demonstrate innovation capabilities and our consumers’ eagerness for an extended Oatly product portfolio. Our innovation team directly targets dairy consumption by providing an upgraded product experience along many dimensions and continues to challenge the dairy industry by expanding the boundaries of plant-based dairy products, including yogurts, creams, spreads and more. For example, in 2020, we launched dozens of new items across the regions in which we operate, including localized versions of existing products with reformulated taste and texture profiles tailored for their respective markets, as well as several new entries in our Oatgurts category and an entirely new oat-based whipping cream. As of December 31, 2020, we had more than 50 full time employees on our innovation management and research and development team. With our science-backed, taste-centric approach to innovation, we believe we are well positioned to continue launching new products across the full suite of dairy categories.

Advertising and Creative

Through a bold advertising strategy, we amplify what our brand stands for and use our company voice in service of our mission: to challenge industry norms and inspire societal change.

All of our advertising content is created in-house, ensuring a consistent brand message across regions and product lines. Our advertisements can be found across a variety of platforms, including out-of-home locations, for example billboards, signage, bus and train banners and large-scale printed murals and print media, such as newspapers and magazines.

Our packaging is an integral element of our advertising strategy. We regard our packaging itself as a valuable way to develop a dialogue with our consumers and foster an added long-standing relationship as they are enjoying the product. Further, we consistently feature our recognizable packaging in advertisements to build awareness of our brand and products.

Our in-house global team of approximately 50 experienced and highly acclaimed creative professionals are instrumental in developing Oatly’s brand that has been studied by marketing and advertising professionals across the world. Our creative team collaborates closely and directly with various corporate functions, ranging from product development to corporate communication, during their creative process and actively participates in decision-making processes across the company. Such direct involvement ensures alignment across the company to serve the brand and efficient execution of our creative ideas.

To further develop our brand, we also employ commercial partnerships, including co-branded merchandise in Starbucks China’s 4,700 locations exclusive to us, and sponsored events across the world that have attracted more than 250,000 attendees who share our brand’s values, such as sustainability talks and zero waste latte art competitions.

In addition, we have a dedicated consumer relations team that maintains one-on-one dialogues with our consumers across regions and cultures, allowing us to foster a meaningful relationship between our brand and consumers while we rapidly expand our reach. We have highly engaged social media followings and utilize platforms including Instagram, Facebook, Twitter, LinkedIn and YouTube, among others, to communicate.

We execute our brand activity with efficient branding, advertising and marketing spend and mix. Building on our prior success, we intend to continue to invest in our brand through creative advertising and marketing, including adding additional media platforms such as television.

Our unique brand drives an emotional connection with our consumers. According to Consumer Insights, Oatly’s consumers were found to be highly engaged and caring deeply about a broad range of issues from health to sustainability, animal welfare and plant-based product attributes such as taste and texture. We scored highly on being a brand consumers can relate to, that aligns with their values and being a brand they trust.

Channels / Customers

Our diversified portfolio of products is available in more than 20 countries across three continents through a variety of channels, including foodservice, food retail and e-commerce. As of December 2020, we distributed through approximately 32,200 coffee shops and teashops and 60,000 retail doors around the world. Our products are also available on major e-commerce platforms, such as Amazon, Ocado, Tmall.com (owned by Alibaba) and JD.com. Because of our strong brand equity, loyal customer base and evolving product portfolio, we believe there are significant growth opportunities across these channels as we deepen our distribution in each of our markets.

Foodservice

We have successfully entered multiple international markets, such as the United Kingdom, Germany, China and the United States, with strategy proven market entry strategy via the specialty coffee channel. We enjoy a strong and hard-to-replicate presence among independent, specialty coffee shops by successfully navigating the sector’s fragmented and opaque distribution networks. According to Consumer Insights, Oatly is more visible in the foodservice channel as compared to our competitors and is the best-selling brand by consumption in the United States, the United Kingdom and Sweden. Our dedicated internal team has a deep understanding of the industry’s channel dynamics and helps us develop a strong relationship with the barista community, who play an instrumental role in driving our company’s mission forward and generate awareness for plant-based dairy by introducing Oatly’s products to new consumers in a context-specific manner: a delicious cup of coffee. In addition to specialty coffee shops, we maintain global and regional partnerships with large coffee and tea chains, such as Starbucks, within the United States and HEYTEA, within China.

As of December 31, 2020, we distributed through approximately 32,200 coffee shops and teashops around the world, including 12,500 in Europe, 10,000 in the United States and 9,700 in Asia. In addition to coffee shops, Oatly is available in workplaces, hotels and more.

Moving forward, we believe there are incremental growth opportunities in foodservice through expanding our available product range and moving into new segments of the market. In the years ended December 31, 2019 and 2020, the foodservice channel accounted for approximately 22% and 25% of our revenue, respectively.

As our product portfolio continues to evolve, we intend to expand our presence in foodservice segments. We believe there are incremental growth opportunities to expand these products into other foodservice segments to connect our brand with a broader range of consumers. In addition, we collaborate with our foodservice partners to conduct additional marketing of our products, such as our co-branded Starbucks merchandise in Asia, and educate consumers on plant-based dairy, which we believe will accelerate our consumer outreach and increase our brand awareness.

Food Retail

Our products are also available at major food retailers across the mass and natural grocer channels. We maintain a strong and collaborative relationship with leading food retailers in our key markets, such as Kroger,

Target, Walmart and Whole Foods in the United States, Tesco and Sainsbury’s in the United Kingdom and REWE and Edeka in Germany. As of December 31, 2020, we distributed through approximately 60,000 retail doors around the world, including 46,000 in Europe, 7,500 in the United States and 6,200 in Asia.

E-Commerce

We maintain an active presence on selective major e-commerce platforms, including Amazon, Ocado, Tmall.com (owned by Alibaba) and JD.com. Supported by our online creative content, our e-commerce channel is highly complementary to our offline presence. E-commerce has played a particularly important role as we expand in Asia. In China, our strong presence on Tmall.com, JD.com and other mainstream e-commerce platforms has accelerated our revenue growth. In 2020, on Tmall.com, we outsold our plant-based competitors by at least three times based on Tmall’s e-commerce GMV rankings by brand store for the plant-based category. Our products have earned multiple acclaims from our e-commerce partners: in 2019, we received the “Most Innovative Brand” award and “Annual Exemplary Brand Award” from Tmall.com, and we are Alibaba’s chosen e-commerce partner for the plant-based category. We believe there is a significant opportunity to grow our e-commerce channel as we scale.

Supply Chain Operations

The core goal of our production organization is to scale a proprietary, global footprint with a positive bottom-line, while efficiently and sustainably utilizing resources. Throughout our process, where we choose to make our products and with whom we choose to partner are strategic decisions underpinned by sustainability and stakeholders considerations. We aim to reduce our greenhouse gas emissions through logistical and sourcing efficiencies, minimize our scrap material use and minimize our by-product waste. As our company and the demand for our products grows, we continue to strategically consider how we can further increase our supply chain optimization and sustainability outcomes.

Sourcing Oats, Ingredients and Packaging

The Oatly journey begins with the sourcing of our inputs. We take great care in ensuring that our ingredients and inputs are sourced from partners who share our sustainable goals and continually conduct diligence to mitigate potential social and environmental risks in our sourcing supply chain. Sourcing of oats, packaging and other ingredients for our products is centralized at the corporate-level to leverage the scale and global nature of our operations, maximizing sustainability gains and adaptability of supply chain operations.

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Sourcing oats. We source oats from regional millers, and we secure regional supply and capacity while minimizing transportation distance and expenses. Within our regions, we work with farmers to implement sustainable agricultural strategies for oat cultivation, as well as actively seek to aid meat and dairy farmers to increase the amount of crops they grow for human consumption.

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Packaging. We source packaging materials from global suppliers with regional footprints. For specialized packing materials, we may use regional suppliers who utilize innovative materials and to minimize transportation distance and expenses.

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Rapeseed oil and other strategic ingredients. We source non-GMO rapeseed oil. For our products produced in EMEA, we source from Sweden, and for products produced in the United States, we source from Canada. We have carefully considered and chosen rapeseed oil for our oatmilks to deliver on the balance of sustainable, nutritious and delicious, as it has a high content of monounsaturated fat and low levels of saturated fat, combined with a neutral taste profile.

•	We generally source our non-strategic ingredients, such as salt and sugar, regionally.

Our Oat Suppliers

We currently work closely with five oat suppliers to source our oats – we have one supplier in Belgium, one in Malaysia, two in Sweden and one in the United States. We have agreements in place with each of these suppliers and believe that the terms contained in these agreements are customary for such suppliers in our industry. Under each of these agreements, we are required to provide forecasts of our anticipated needs for certain periods of time to assess the supply we will require for the upcoming term, and the oats supplied under each of these agreements are subject to certain quality control and sustainability requirements. Our agreements with our suppliers in Belgium, Malaysia and the United States have terms of three years, which began on January 1, 2019, January 1, 2021 and October 1, 2019, respectively, with an automatic renewal for an additional two years thereafter in each agreement. Our agreement with one of our Swedish suppliers is a framework agreement, which began on February 9, 2018 and remains in effect until further notice and may be terminated by either party by providing six months’ notice. Our agreement with our other Swedish supplier remains in effect until either party provides at least 24 months’ notice, but neither party may terminate the agreement until the fifth anniversary of when this supplier began production, which started on February 3, 2021.

Production Process Overview

The Oatly production journey consists of the following key steps, beginning with our core science and oat base technology:

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Manufacturing our proprietary oat base. Oats are cleaned, dehulled and heated to groats, which then undergo our patented enzymatic processing to form the basis of our core oat base. Critically, our process separates out insoluble oat fiber fractions, retaining beneficial, soluble dietary fibers (beta-glucans). We own and manage the majority of our oat base manufacturing facilities globally. To minimize the risk of infringement of our IP rights, we only outsource a limited number of oat base recipes.

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Transporting the oat base to a filling plant, where applicable. In instances where we are using a co-partner, we transport the oat base to a filling plant, either by a pipeline to a nearby filling plant or by a tanker truck to co-packers, who assist us with mixing and filling.

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Turning oat base into finished products. In the mixing and filling stages, we turn oat base into the variety of products that we sell. This process takes on different forms based on the end product. For our oatmilks, we add water and other ingredients, such as flavors and vitamins to our oat base, which are mixed together to become an Oatly formula. The product is then Ultra-High Temperature (“UHT”) treated and stored in a sterile tank until packaged in different formats and sizes.

•	Delivering products to fulfillment warehouses. We then take the finished products to our fulfillment warehouses, where they will be distributed to our customers.

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Ensuring quality. We strive to ensure that our products meet both externally mandated quality control regulations and standards, as well as internally established quality standards through a framework of procedures. These include a range of activities throughout the production process, such as supplier and raw material assessments, lab analysis and regulatory landscape monitoring. We follow strict allergen management protocols throughout our entire value chain in order to prevent cross-contamination. We source our raw material from suppliers with allergen management control programs and, in our factories and those of our co-producers, we enforce validated cleaning programs verified with lab testing.

Production Models

We utilize three main supply models to meet global demand for our products: co-packing, hybrid and end-to-end self-manufacturing. In our co-packing model, we transport our oat base through tanker trucks to our strategically chosen third-party partners for filling and mixing. In our hybrid solution, we transport our oat base through pipelines to a physically adjacent plant operated by our third-party partners for filling and mixing. Using an end-to-end self-manufacturing model, we produce the oat base, mix and fill the products at a single Oatly-owned and operated facility. The end-to-end solution allows us to most effectively and efficiently serve our customers and consumers while driving the highest gross margins for our business. Long term, we plan to strategically shift towards this manufacturing model, which will provide us with the most flexibility, fastest speed-to-market, highest quality control and significant scale efficiencies and ultimately more favorable economics.

For the year ended December 31, 2020, approximately 52% of our products were produced through the co-packing and complete outsourcing model, 24% through a hybrid model and 24% through our own end-to-end manufacturing.

Geographic Footprint

We have strategically built our factories and manufacturing facilities to be in close proximity to our consumers as well as our co-packers, where applicable. This allows us to reduce our transportation costs, which both lowers our environmental impact and drives production efficiencies and cost savings. We have grown our production facilities from one site in Sweden in 2018, to three across Europe and the United States as of December 31, 2020. For the year ended December 31, 2020, we had a production capacity of 350 million liters of finished goods equivalent of oat base, with plans to open three additional facilities in the near term to form a global footprint across EMEA, the United States and Asia. Through these efforts, we expect to increase our production capacity to approximately 600 million liters of finished goods equivalent of oat base by 2021, one billion liters by 2022 and 1.4 billion liters by 2023, as measured by finished goods product liters. Our estimated production capacities depend on several factors, and any delays, including as a result of the COVID-19 pandemic, or changes in our estimated capital expenditures could delay future production capacity. We consider capital expenditures to be a critical input to fueling future growth.

Distribution and Freight Execution

We have taken specific actions towards company sustainability goals through our distribution decisions. Our warehousing network is purposefully designed to optimize proximity to our production facilities and to customer concentration in order to minimize costs and environmental impacts. We expect to continue to see a blend of electric, train, bio-gas and other more sustainable logistics solutions on our routes over time.

We leverage a range of logistics and distribution solutions to meet the requirements of each geographic market, including: direct distribution, exclusive distribution, distribution agents and e-commerce. The system that we use in a specific region depends on a number of factors, including market potential, maturity and associated risks. Our preference is to use direct or exclusive distribution whenever possible.

We use multiple freight execution schemes across our regions, dependent upon our supply chain arrangement.

•	Americas. The majority of our transit is Oatly managed, including freight from co-packer to warehouse and freight from warehouse to customer.

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EMEA. We are using multiple transportation options, including the use of electric truck transport, inbound to warehouse and outbound to customers, optimized for sustainability and cost and managed either by Oatly, a third-party provider or the customer.

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Asia. Freight of finished products to Asia from our production facilities has historically been executed by a third-party partner using sea and rail. We also utilize local third-party providers to handle logistics within the region.

Our Organization and People

Our organizational development is led by our People and Transformation team, whose goal is to institutionalize the principles of flexibility, innovation and continuous learning in our work environment. We invest heavily in programming and resources that promote individual, cultural, structural and process changes towards our goals. Our teams are organized to generate holistic, cross-functional insights and solutions to business problems.

To meet our sustainability mission, we need the expertise of a diverse group of coworkers who feel that they work in a safe, inclusive and empowering environment, are compensated equitably for their work and protected from discrimination of any kind. Rooted in our core promise to be a good company, we recognize that our employees work best when they are celebrated for bringing their whole selves to work. All this to say: Oat Punks are valued for their individuality and for their unique contributions that shape Oatly, and as an employer, we are committed to ensuring our employees’ dignity, safety and wellbeing.

This applies to all aspects of employment. We communicate “Oatly’s Guiding Principles” to our employees to align our organization and foster a culture founded on sustainability, health and trust. We continuously make efforts to ensure that our policies regarding hiring, compensation, promotion and transfer are based solely on job requirements, job performance and job-related criteria. We aim to apply our employment policies and practice in full compliance with applicable national and local fair employment laws, including those relating to compensation, benefits, transfer, retention, termination, training, career development opportunities and social and recreational programs.

Given the global nature of our business, we actively work to have employee bases that reflect the demographics of the end markets they serve. We work within each market’s regulations around measuring employee identity to ensure accountability and progress towards this goal.

We also conduct ongoing Diversity, Equity and Inclusion (“DEI”) work to ensure that we are fostering an inclusive and collaborative workplace environment. Select work includes: conducting discrimination surveys on a regular basis to ensure no one has or is currently experiencing discrimination; developing a transformation framework, called the Oatly Cultural Curiosity Journey, to guide our DEI work and ensure we are enacting real change rather than just checking a box; and conducting training for all managers to implement inclusive leadership.

Committed Coworkers

Sustainability at Oatly is more than making products – it is a mindset, a natural part of our everyday lives and is incorporated into all levels of decision making. Accordingly, it is important that our coworkers share both our sustainability vision, as well as feel empowered to actively participate in our journey towards a more sustainable food system. We also believe our employees values are highly aligned with our company goals, with 81% of employees saying our sustainability focus was an important reason why they applied for a job at Oatly when surveyed internally in 2020. These efforts have resulted in what we believe to be a highly satisfied coworker base, which we view as imperative to further grow and scale our company.

To ensure we are meeting and exceeding our coworkers’ expectations, we conduct both ongoing pulse surveys and annual internal surveys. We use our pulse surveys to ensure the wellbeing needs of our employees are being met throughout the year and that we are fostering a safe, collaborative work environment with engaged and inspired coworkers. Our annual surveys measure our coworkers’ perceived level of personal contribution and engagement around our sustainability work, as well as their view on Oatly’s ultimate sustainability ambition. We output this survey into the “Committed Coworkers index” to track our year-to-year progress in creating the most effective workplace environment. In the year ended December 31, 2020, our Committed Coworkers metric reached 88%, up from 80% in the year ended December 31, 2017, the first year that we started measuring this metric. Furthermore, in 2020, 91% of our coworkers thought that Oatly should be seen as a global leading example in sustainability. We believe these data points demonstrate our strongly aligned employee base and will help us to continue to improve internally to achieve our sustainability mission.

Employees

For the years ended December 31, 2018, 2019 and 2020, we had 290, 520 and 792 employees, respectively.

The table below sets out the number of employees by geography:

Geography	As of December 31, 2020
EMEA(1)	553
United States	163
Asia(2)	76

Total	792

(1)	The majority of our EMEA employees are located in Sweden.
(2)	Asia employees primarily based in Shanghai, Hong Kong and Singapore.

The table below sets out the number of employees by category:

Department	As of December 31, 2020
Production, supply chain and operations	219
Sales	80
Finance	55
Innovation management and research and development	54
Marketing and branding	51
Other(1)	333

Total	792

(1)	Other includes IT, employees in our facilities (as described below), quality and human resources, among others.

In line with industry standards in the country of employment, our employees maintain a range of relationships with union groups.

Competition

We believe that our position as category creator and first-mover, our high-quality commercial performance, brand equity, science and innovation practice, and organizational approach differentiate us and help us maintain category leadership, despite having a higher price point, fewer promotions, limited distribution and participating in a highly competitive environment. Our competitors include traditional consumer packaged goods companies such as PepsiCo, Coca-Cola, and Chobani, traditional dairy companies, such as Nestlé, Danone, Lactalis, Fonterra HP Hood, Arla Foods and Valio, plant-based dairy companies, such as Blue Diamond Growers, Califia Farms, Ripple Foods, and Ecotone, new market entrants building lab-based products and private-label brands. We believe the principal competitive factors in our industry include:

•	brand equity and consumer relationships;

•	product experience, including taste, functionality and texture;

•	nutritional profile and dietary attributes;

•	sustainability of supply chain, including raw materials;

•	quality and type of ingredients;

•	distribution and product availability;

•	pricing competitiveness; and

•	product packaging.

We believe it is important to have strong presence across multiple channels to effectively compete. We have seen success across retail, including grocery stores and supermarkets, foodservice, including coffee shops, cafés, restaurants and fast food), and e-commerce, both direct-to-consumer and through third-party platforms. Through this channel diversification, we are able to reach a broad consumer audience and appeal to the mainstream, while being able to shift product between channels in times of market disruption, such as adapting to changes caused by the COVID-19 pandemic.

Even though we operate in a competitive industry, we believe that we effectively compete with respect to each of the above factors. However, many companies in our industry have substantially greater financial resources, longer operating histories, broader product portfolios, broader market presence, longer standing relationships with distributors and suppliers, larger production and distribution capabilities, and higher measures of household penetration or brand recognition on an absolute level.

Facilities

Corporate Offices

Our headquarters are located at Jagaregatan 4, 211 19 Malmö, Sweden. All office spaces globally are leased: Malmö, Glumslöv (SE), London, Berlin, Helsinki, Amsterdam, New York City, Shanghai and Hong Kong.

Supply Chain Operations

We currently own an end-to-end factory site in Landskrona, Sweden and oat base production facilities in our Millville, New Jersey factory. We lease a factory to produce our oat base in Vlissingen, the Netherlands. An additional four factories are currently in various stages of construction and development: we lease a facility in Ogden, Utah, which will be an end-to-end factory site; we lease a facility in Singapore, which will be an oat base production facility; and we plan to lease facilities in Maanshan City, China and Peterborough, the United Kingdom, once completed.

Innovation and Product Development

We also plan to lease a new product development center in Philadelphia, which is also currently under construction.

Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our primary trademarks are OATLY, WOW NO COW and Post Milk Generation, all of which are registered or pending registration with the U.S. Patent and Trademark Office. Further to these, we strive to protect key elements of our marketing, signaling the commercial origin of our products and services. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We have a global approach to protecting our trademarks, designs, patents and other IP rights. The three primary trademarks currently are registered or pending registration in around 70 countries in the world. We believe the protection of our trademarks, designs, copyrights, patents, domain names, trade dress and trade secrets are important to our success. As of February 4, 2021, we had 15 registered trademarks and 25 pending trademark applications in the United States and around 1,500 registered trademarks, pending trademark applications or designations under the Madrid protocol globally. We take an active approach in defending and expanding the scope of protection of our trademarks with a vigilant global trademark watch. We further take decisive action against potential infringers both when it comes to registrations and actual use of marks confusingly similar to trademarks protected by us.

As of March 31, 2021, we had two issued patents and three pending patent applications in the United States and more than 90 issued patents or pending patent applications globally.

We consider the specifics of our marketing, promotions and products as a trade secret and information we wish to keep confidential. In addition, we consider proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing as trade secrets, and information we wish to keep confidential. We have taken reasonable measures to keep the above-mentioned items, as well as our business and marketing plans, customer lists and contracts reasonably protected, and they are accordingly not readily ascertainable by the public.

Government Regulation

Regulation of Conventional Food Products in the United States

Our products are regulated in the United States as conventional foods. As a manufacturer and distributor of food products, we, along with our distributors and ingredients and packaging suppliers, are subject to extensive laws and regulations in the United States by federal, state and local government authorities including, among others, the FTC, the FDA, the U.S. Department of Agriculture, the U.S. Environmental Protection Agency and the U.S. Occupational Safety and Health Administration and similar state and local agencies. Under various statutes, these agencies regulate the manufacturing, preparation, quality control, import, export, packaging, labeling, storage, recordkeeping, marketing, advertising, promotion, distribution, safety, and/or adverse event reporting of conventional foods. In the United States, manufacturers of conventional foods must adhere to current good manufacturing practices and other standards requirements applicable to the production and distribution of conventional food products. In addition, we manufacture some of our products pursuant to special certification programs such as those for organic, kosher and non-GMO products, among others, and we must comply with strict standards imposed by federal, state and third party certifying organizations with respect to these types of products and labeling claims.

The FDA regulates food products pursuant to the Federal Food, Drug, and Cosmetic Act and its implementing regulations. In addition, pursuant to the FDA Food Safety Modernization Act (“FSMA”), FDA

promulgates requirements intended to enhance food safety and prevent food contamination, including more frequent inspections and increased recordkeeping and traceability requirements. The FSMA also requires that imported foods adhere to the same quality standards as domestic foods, and provides FDA with mandatory recall authority over food products that are mislabeled or misbranded. In addition, FDA requires that certain nutrient and product information appear on product labels and that the labels and labeling be truthful, not misleading. Similarly, the FTC requires that marketing and advertising claims be truthful, not misleading, not deceptive to customers and substantiated by adequate scientific data. We are also restricted from making certain claims about our products without prior FDA approval, such as health claims or claims that our products treat, cure, mitigate or prevent disease (i.e., drug claims), except under certain limited exceptions.

Products that do not comply with applicable governmental or third-party regulations and standards may be considered adulterated or misbranded and subject, but not limited, to, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, import holds, injunctions, fines, civil penalties or criminal prosecution.

Foreign Government Regulation

As we manufacture and distribute our food products in a number of markets outside of the United States, in particular Europe and Asia, we along with our ingredient and packaging suppliers and distributors are subject to a variety of foreign laws and government regulations applicable to food products. In the EEA, food products are governed by Regulation (EC) No 178/2002 laying down the general principles and requirements of food law as well as the procedures in matters of food safety and establishing the EFSA (“General Food Law Regulation”). Food business operators in the EEA are regulated by, among other authorities, the European Commission and EFSA, and national food safety authorities in EEA countries.

Following the end of the transition period on December 31, 2020, due to the United Kingdom’s withdrawal from the European Union, the UK’s food and feed safety policy is no longer automatically governed by EU law, even though certain EU legislation (including the General Food Law Regulation) has been retained. The UK Food Safety Authority, instead of the European Commission and EFSA, is responsible for supervision of applicable laws and regulations in the UK.

The General Food Law Regulation applies to all stages of production, processing and distribution of food with some exceptions and sets forth essential requirements with respect to food safety and traceability, determines food operators’ respective responsibilities, and establishes general principles which must be complied with such as risk analysis, precautionary and transparency principles. Food business operators must at all stages of production, processing and distribution within the businesses under their control ensure that foods satisfy the requirements of food law, in particular as to food safety, and must further ensure the traceability of food, the appropriate presentation of food, the provision of suitable food information and the prompt withdrawal or recall of unsafe food placed on the market.

The General Food Law Regulation also established the Rapid Alert System for Food and Feed (“RASFF”) to provide food control authorities with an effective tool to exchange information about measures taken responding to serious risks detected in relation to food. Consumers have access to a specific RASFF Consumers’ Portal, which provides information on food recalls and public health warnings.

Additionally, food business operators in the EEA must ensure that their products and activities comply with European regulations governing the presentation, advertising and claims related to food products, in particular Regulation (EU) No 1169/2011 on the provision of food information to consumers, which, among other things, requires that the vast majority of pre-packed foods bear a nutrition declaration presenting the energy value and the amounts of fat, saturates, carbohydrate, sugars, protein and salt of the food in a legible tabular format on the packaging. Nutrition claims (e.g. “low fat”) and health claims (i.e. any statement about a relationship between food and health) related to food are specifically regulated by Regulation (EU) No 1924/2006, which seeks to ensure that any claim made on a food’s labeling, presentation or advertising is clear, accurate and based on scientific evidence and does not mislead European consumers. Regulation (EU) No 432/2012, as amended, establishes a list of permitted health claims (other than those referring to the reduction of disease risk and to children’s development and health). Only health and nutrition claims that have been authorized by the European Commission, as included in the aforementioned regulations and a public EU register on nutrition and health claims, can be used. Food business operators must further ensure compliance with Regulation (EC) 1333/2008 on the rules on food additives (including conditions of use, labeling and procedures) and Regulation (EU) No 1308/2013, as complemented by European Commission Decision No. 2010/791, establishing a common organization of the markets in agricultural products, which provides specific requirements for some food products including specific limits to the use of the terms “milk” and “milk products.”

Even though EU regulations are directly applicable in all EU Member States and, when specified, in Iceland, Liechtenstein and Norway, additional national laws and regulations may impose further requirements on food business operators.

Regulation (EU) No 2017/625 provides the general framework for official controls and other official activities, either at European or national level, to ensure the application of food law including with respect to food safety. If European or national regulatory authorities determine that the labeling, promotion, advertising and/or composition of food products is not in compliance with applicable law or regulations, or if food business operators fail to comply with such applicable laws and regulations, civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions may be ordered. Applicable sanctions and penalties, which may include criminal sanctions, are set forth in national (Member State) laws and enforcement measures are determined by national competent authorities.

Similarly, we may be subject to similar requirements in other foreign countries in which we sell our products, including in the areas of:

•	manufacturing;

•	product standards;

•	product safety;

•	product safety reporting;

•	marketing, sales, and distribution;

•	packaging and labeling requirements;

•	nutritional and health claims;

•	advertising and promotion;

•	post-market surveillance;

•	import and export restrictions; and

•	tariff regulations, duties, and tax requirements.

Insurance

We maintain commercial insurance programs with third parties in the areas of property and business interruption, product liability and excess liability, among others. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

MANAGEMENT

Executive Officers and Board Members

The following table presents information about our executive officers and board members, including their ages as of the date of this prospectus:

Name	Age	Position
Executive Officers
Toni Petersson(1)	53	Chief Executive Officer, Board Member
Christian Hanke	52	Chief Financial Officer
Board Members
Fredrik Berg	41	Board Member
Steven Chu(1)	73	Board Member
Ann Chung	39	Board Member
Bernard Hours	65	Board Member
Hannah Jones	53	Board Member
Mattias Klintemar	53	Board Member
Tomakin Lai	54	Board Member
Eric Melloul	52	Board Member
Björn Öste	62	Board Member
Frances Rathke(1)	60	Board Member
Yawen Wu	38	Board Member
Tim Zhang	58	Board Member

(1)	Appointment as a director subject to the completion of this offering.

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Oatly Group AB, Jagaregatan 4 211 19 Malmö, Sweden.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Toni Petersson has served as our Chief Executive Officer since November 2012 and will join our board of directors upon the completion of this offering. Prior to joining the Company, Mr. Petersson founded several businesses, including companies in the hospitality industry and a real estate company, before he served as the CEO of Boblbee from October 2009 to November 2012.

Christian Hanke has served as our Chief Financial Officer since March 2020. Prior to joining the Company, Mr. Hanke served as the Interim Chief Financial Officer and Vice President, Corporate Controller from March 2019 to March 2020 and Vice President, Corporate Controller of Autoliv from November 2016 to March 2019. Mr. Hanke served as the Vice President, Financial Controller of Nasdaq Stockholm overseeing the EMEA and Asia Finance function from April 2013 to November 2016. Mr. Hanke holds a Bachelor’s degree in Business Administration, with a concentration in Accounting, from Uppsala University. Mr. Hanke is a Certified Public Accountant.

Board Members

The following is a brief summary of the business experience of our board members.

Fredrik Berg has served as a member of our board of directors since July 2020. Mr. Berg has been an employee of our company since 2013 and currently serves as the employee representative on our board of directors in accordance with Swedish law.

Steven Chu will join our board of directors upon the completion of this offering. Mr. Chu has been a professor at Stanford University since 2013. He previously served as the Secretary of Energy at the U.S. Department of Energy from 2009 to 2013. Mr. Chu currently serves on the boards of directors of Zymergen Inc. and of several private companies and served on the board of directors of Nvidia Corporation from 2004 to 2009, the Okinawa Institute of Science and Technology from 2004 to 2009 and the Lawrence Berkeley National Laboratory from 2004 to 2009. Mr. Chu holds a Bachelor’s of Science in Physics and a Bachelor’s of Arts in Mathematics from the University of Rochester. He also holds a Ph.D. in Physics and did a postdoctoral fellowship at the University of California, Berkeley. Mr. Chu was awarded the Nobel Prize in Physics in 1997 and has been a Member of the National Academy of Sciences and a foreign member of eight other academies of science since 1992. He has won numerous other awards, including 32 honorary university degrees.

Ann Chung has served as a member of our board of directors since July 2020. Ms. Chung has served as a Managing Director of The Blackstone Group since January 2020. She previously served as a Principal at Fremont Private Holdings from 2018 to 2019 and as a Principal at J.H. Whitney Capital Partners from 2013 to 2018. Ms. Chung served on the board of directors of CJ Foods, Inc. from 2014 to 2020, Confluence Outdoors from 2014 to 2018 and Accupac, Inc. from 2017 to 2018. Ms. Chung holds a Masters of Business Administration in Entrepreneurial Management and a Bachelor’s of Science in Commerce from the University of Virginia.

Bernard Hours has served as a member of our board of directors since March 2019. Mr. Hours has served as the President of Andros España and Chef Sam in Spain since January 2017. Mr. Hours also currently serves as the President of Metved Limited, a position he has held since December 2014. Prior to these roles, Mr. Hours served as the Chief Operating Officer of Danone S.A. from 2008 to 2014. Mr. Hours currently serves on the board of directors of Essilor International since 2009 and on the board of directors of Verlinvest since 2015. Mr. Hours holds a degree in Business from HEC Paris.

Hannah Jones has served as a member of our board of directors since April 2021. Ms. Jones has served as the President of Nike Innovation Labs since September 2018. She has held numerous positions at Nike since 1998, including as Chief Sustainability Officer and Senior Director of Corporate Social Responsibility EMEA. Ms. Jones served as a member of the board of directors, including serving on the Sustainability Committee, of People Against Dirty from 2013 to 2017. Ms. Jones has won numerous awards, including the C.K.Prahalad Award of Global Business Sustainability Leadership in 2013 and Fast Company #8 Most Creative People Award in 2010.

Mattias Klintemar has served as a member of our board of directors since November 2016. Mr. Klintemar has served as the Investment Director of Ostersjostiftelsen, or the Foundation for Eastern and European Studies, since May 2012. From 2010 to 2013, Mr. Klintemar served as the Chief Executive Officer of Morphic Technologies, and he served as the CFO of Hexaformer from 2006 to 2009. Mr. Klintemar served as a member of the board of directors of Pallet Life Sciences since 2018 and Moberg Pharma, including serving on the Remuneration Committee and Audit Committee, from April 2018 to April 2019. Mr. Klintemar has been a licensed Financial Advisor in Sweden since 2002. Mr. Klintemar holds a Bachelor’s degree in Accounting and Finance from Karlstad University.

Tomakin Lai has served as a member of our board of directors since April 2021. Mr. Lai has served as the Chief Financial Officer and Company Secretary of China Resources Beer (Holdings) Company Limited since 2016 and the Vice President, Chief Financial Officer and Company Secretary of China Resources Enterprise, Limited since 2016 and joined this company in 2008. Prior to that, he served as the Financial Controller and Company Secretary of Zhong An Real Estate Limited (now known as Zhong An Group Limited) from January to September 2008 and the Financial Controller and Company Secretary of China Oriental Group Company Limited from 2004 to 2008. Mr. Lai has served on the board of directors for China Resources Beer (Holdings) Company Limited since 2016. Mr. Lai also serves on the boards of directors of Scales Corporation Limited, which is listed on the New Zealand Stock Exchange, and New Zealand King Salmon Investments Limited, which is listed on the New Zealand Stock Exchange and the Australian Securities Exchange. Mr. Lai also serves on the board of directors for on a number of private companies, including Pacific Coffee (Holdings) Limited and China Resources Logistics (Group) Limited. Mr. Lai is also a Fellow of a number of Chartered Accountant and similar bodies, including the Association of Chartered Certified Accountants, a Fellow of the Hong Kong Institute of Certified Public Accountants, the Chartered Governance Institute in the United Kingdom, the Institute of Internal Auditors, the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Chartered Secretaries. Mr. Lai has been a Certified Internal Auditor since 2012 and a Certified Information Systems Auditor since 2014. Mr. Lai has won several awards throughout his career, including Asia’s Best CFO (Investor Relations) in 2020 and 2019 by Corporate Governance Asia, the Best CFO (second place) in 2020 and (first place) in 2019 in consumer staples of the All-Asia Executive Team Survey by Institutional Investor and the Best IR by CFO – Large Cap of the HKIRA 5th Investor Relations Awards by the Hong Kong Investor Relations Association in 2019.

Eric Melloul has served as a member of our board of directors since November 2016. Mr. Melloul has served as a Managing Director for Verlinvest since August 2008. Prior to Verlinvest, Mr. Melloul served as Global Marketing VP and China Commercial Head for Anheuser-Busch InBev from 2003 to 2008 and as an Associate Partner at McKinsey & Company from 1999 to 2003. Mr. Melloul has served on the board of directors for Vita Coco (All Market Inc.), Hint Inc. and Mutti S.p.A.. Mr. Melloul holds a MPA from the Kennedy School at Harvard University and a Post Graduate Diploma from the London School of Economics and Political Science.

Björn Öste is one of our co-founders and has served as a member of our board of directors since 2016. Mr. Öste has served as Chief Executive Officer of Good Idea Inc. since January 2017 and as a Partner at 2BalanceU since January 2020. Prior to these roles, Mr. Öste served as the General Manager of Oatly China from 2011 to 2013. Mr. Öste co-founded Aventure AB and has served as a member of its board of directors since 2008. Mr. Öste has also served on the board of directors of Double Good AB since 2013. Mr. Öste holds a Master’s of Science in Industrial Economics from Linkoping University.

Frances Rathke will join our board of directors upon the completion of this offering. Ms. Rathke served as the CFO and Treasurer of Keurig Green Mountain, Inc. from 2003 to 2015, as well as the Strategic Advisor to the CEO in 2015, and she served as the CFO and Secretary from 1990 to 2000 and the Corporate Controller from 1989 to 1990 of Ben & Jerry’s Homemade, Inc. Ms. Rathke has served on the board of directors, including serving on the Audit Committee and Compensation Committee, of Planet Fitness, Inc. since 2016. She also currently serves on the board of directors of several private companies, including Green Mountain Power Corporation, Northern New England Energy Corporation, John Hancock Investment Management, Flynn Center for Performing Arts and Citizen Cider Holding, Inc. Ms. Rathke holds a Bachelor’s of Science in Accounting and Business Administration from the University of Vermont and previously was a certified public accountant.

Yawen Wu has served as a member of our board of directors since January 2021. Ms. Wu joined China Resources in April 2012 as a Business Director of the Strategy Management Department of China Resources (Holdings) Limited, and Ms. Wu also serves as the Chief Executive Officer of China Resources Verlinvest Health Investment Co, Ltd. Ms. Wu currently leads international M&A transactions and post-investment management at the China Resources group level.

Tim Zhang has served as a member of our board of directors since April 14, 2021. Mr. Zhang served as the Chief Investment Officer of China Resources Capital Management Ltd. Since 2018. Prior to that, he served as a Managing Director of Mount Flag, LLC from 2015 to 2018, the Chief Operating Officer of China Merchants Capital Limited from 2012 to 2014 and a Managing Director at JPMorgan Securities (Asian Pacific) Limited from 2007 to 2011. Mr. Zhang served on the board of directors, including as a member of the Nomination and Compensation Committees, of HC Group Inc. since 2011, and Mr. Zhang also serves on the board of directors for several private companies, including Genesis Care Pty Ltd., Asia Food Growth Advisors Limited and CR Life Sciences Group Limited. Mr. Zhang also served on the board of directors for the US-China Green Energy Council, a non-profit organization, since 2017.

Composition of our Board of Directors

Prior to the completion of this offering, we expect our board of directors to consist of thirteen members. Our board is expected to determine that Steven Chu, Ann Chung, Bernard Hours, Hannah Jones, Mattias Klintemar, Tomakin Lai, Eric Melloul, Frances Rathke, Yawen Wu and Tim Zhang do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq. There are no family relationships among any of our directors or executive officers.

Corporate Governance Practices and Foreign Private Issuer Status

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we intend to follow Swedish corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•

We do not intend to follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Swedish law. In accordance with generally accepted business practice, our Articles of Association and the Swedish Companies Act (SFS 2005:551) provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•

We do not intend to follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

Other than as discussed above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Board Committee Composition

The board has established, or will establish prior to the completion of this offering, an audit committee, a remuneration committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of Ann Chung, Mattias Klintemar and Frances Rathke, will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Frances Rathke will serve as Chairman of the committee. The audit committee will consist exclusively of members of our board who are financially literate, and Frances Rathke is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Ann Chung, Mattias Klintemar and Frances Rathke satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules.

Upon the completion of this offering, the audit committee will be responsible for:

•	recommending to the board (as permitted pursuant to the applicable instructions under Rule 10A-3) the appointment of the independent auditor to the general meeting of shareholders;

•

recommending to the board the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports and the public disclosure of our quarterly earnings releases;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Remuneration Committee

The remuneration committee, which is expected to consist of Mattias Klintemar, Eric Melloul and Yawen Wu, will assist the board in determining executive officer compensation. Mattias Klintemar will serve as Chairman of the committee. The committee will recommend to the board for determination the compensation of each of our executive officers.

Upon the completion of this offering, the remuneration committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	review and make recommendations to the board regarding director compensation, subject to any applicable shareholder approval requirements pursuant to Swedish law; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of Steven Chu, Hannah Jones and Tim Zhang, will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Steven Chu will serve as Chairman of the committee.

Upon the completion of this offering, the nominating and corporate governance committee will be responsible for:

•	identifying individuals qualified to become members of our board and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing our efforts with regard to environmental, social and governance matters; and

•

developing and recommending to the board our rules governing the board and Business Conduct and Ethics Guidelines and reviewing and reassessing the adequacy of such rules governing the board and Business Conduct and Ethics Guidelines and recommending any proposed changes to the board.

Appointment Rights

Pursuant to our shareholders’ agreement that terminates upon the completion of this offering, certain of our shareholders had rights to appoint members of our board of directors. Our currently serving directors were nominated as follows:

•	Steven Chu, Tomakin Lai, Yawen Wu and Tim Zhang were nominated by China Resources (Holdings) Co. Limited (“China Resources”);

•	Bernard Hours, Hannah Jones, Eric Melloul and Frances Rathke were nominated by Verlinvest S.A. (“Verlinvest”); and

•	Ann Chung was nominated by BXG Redhawk S.à.r.l.

Pursuant to our articles of association and nominating and corporate governance committee charter in effect just prior to this offering, certain of our shareholders have rights to appoint members of our board of directors, which will continue after the closing of this offering. Pursuant to our articles of association, so long as Verlinvest and China Resources, directly or indirectly, hold at least 5%, 10% or 15% of the total number of our outstanding ordinary shares, respectively, then each of Verlinvest and China Resources has the right to appoint one, two or three board members, respectively, subject to Swedish law. Pursuant to our nominating and corporate governance committee charter, provided that Verlinvest or China Resources, directly or indirectly, owns more than 10% of our total outstanding ordinary shares, Verlinvest or China Resources shall appoint one director to the nominating and corporate governance committee, respectively. Further, pursuant to our nominating and corporate governance charter, provided that Verlinvest and China Resources, directly or indirectly, own more than 15% of our outstanding ordinary shares, if the percentage of directors of the board appointed by each of Verlinvest or China Resources (or their respective designated persons), respectively, is less than their respective percentage ownership of our total outstanding ordinary shares (which disregards any increase in shareholding through purchases in the open market or through a private placement), one independent director shall be proposed by Verlinvest and China Resources through their respective nominating and corporate governance committee members, to the extent permitted under Swedish law. The calculation of the ownership percentages described in this paragraph shall exclude any unvested or unexercised equity incentive awards, which are not entitled to voting.

Business Conduct and Ethics Guidelines

We have adopted Business Conduct and Ethics Guidelines, which cover a broad range of matters including ethical and compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. These Business Conduct and Ethics Guidelines apply to all of our executive officers, board members and employees, including our principal executive, principal financial and principal accounting officers.

Duties of Board Members and Conflicts of Interest

Pursuant to the Swedish Companies Act, the board of directors is responsible for the organization of the Company and the management of the Company’s affairs, which means that the board of directors is responsible for, among other things, setting targets and strategies, securing routines and systems for evaluation of established targets, continuously assessing the financial position and profits and evaluating the operating management. Under Swedish law, members of our board have a duty of loyalty to act honestly, in good faith and with a view to our best interests. The members of our board also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, the members of our board must ensure compliance with our articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by a member of our board is breached.

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2020, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

Executive Officer and Board Member Compensation

The compensation for our executive officers is comprised of the following elements: base salary, bonus, statutory and contractual health and welfare benefits and statutory and contractual pension contributions. Our directors are paid board fees in connection with their service. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2020 was $1.54 million.

We do not currently maintain any bonus or profit-sharing plan specifically for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses pursuant to the terms of their employment agreements. Such annual bonuses are determined in the sole discretion of our board of directors.

The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our executive officers and members of our board with respect to the year ended December 31, 2020 was $151 thousand.

Executive Officer Employment Arrangements

Our executive officers are party to employment agreements with the Company, which include customary terms of employment, including compensation, benefits and restrictive covenant agreements. Upon consummation of this offering, we intend to enter into new employment agreements with each of our executive officers. These agreements will provide for benefits upon a termination of service, and these agreements each contain customary provisions regarding noncompetition, non-solicitation, confidentiality of information and assignment of inventions.

Incentive Programs

2021 Incentive Award Plan

In connection with the offering, we plan to adopt the 2021 Incentive Award Plan (“2021 Plan”), which will be effective from the day our shareholders approve the 2021 Plan (the “effective date”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.

Share reserve

Under the 2021 Plan, 69,496,515 Shares will be reserved for grants pursuant to a variety of share-based compensation awards, including share options, share appreciation rights (“SARs”), restricted share unit awards, performance bonus awards, performance share unit awards, dividend equivalents, other share-based awards, and other cash-based awards; provided, however, that no more than 69,496,515 Shares may be issued upon the exercise of incentive share options. “Shares” means, as determined by the administrator, (i) ordinary shares, (ii) an equivalent number of American Depositary Shares or (iii) a warrant entitling the holder to the subscription of one ordinary share against the (at the time) quota value of such ordinary share.

The following counting provisions will be in effect for the Share reserve under the 2021 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of Shares, any Shares subject to the award at such time will be available for future grants under the 2021 Plan;

•

to the extent Shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan, such tendered or withheld Shares will be available for future grants under the 2021 Plan, provided it is permitted under applicable law;

•

to the extent Shares subject to stock appreciation rights are not issued in connection with the settlement of stock appreciation rights on exercise thereof, such Shares will be available for future grants under the 2021 Plan;

•	any Shares that are subject to awards that may only be settled in cash will not be counted against the Shares available for issuance under the 2021 Plan; and

•

to the extent permitted by applicable law or any exchange rule, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the Shares available for issuance under the 2021 Plan.

In connection with this offering, we intend to grant awards to purchase an aggregate of 8,600,927 ordinary shares out of the 2021 Plan, based on an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, to certain of our employees, directors and full-time consultants, of which 2,184,375 awards will be granted to certain of our executive officers and directors. Such awards shall vest over three years for our executive officers and one year for our directors, subject to the terms and conditions of the 2021 Plan.

Administration

The remuneration committee of our board of directors is expected to administer the 2021 Plan unless our board of directors assumes authority for administration. To the extent required to comply with the provisions of Rule 16b-3 (“Rule 16b-3”) under the Exchange Act, it is intended that each member of the remuneration committee will be, at the time the committee takes any action with respect to an award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3. The 2021 Plan provides that the board or remuneration committee may delegate its powers under the 2021 Plan; provided, however, in no event may one of our officers or any of our subsidiaries be delegated the authority to grant awards to, or amend awards held by: (i) individuals who are subject to Section 16 of the Exchange Act, or (ii) any of our officers or any of our subsidiaries or directors to whom authority to grant or amend awards has been delegated.

Subject to the terms and conditions of the 2021 Plan, the administrator has the authority, subject to any limitations conferred by applicable law or any resolution of the shareholders from time to time, to select the persons to whom awards are to be made, to determine the number of Shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to, subject to any limitations conferred by applicable law or any resolution of our shareholders from time to time, adopt, amend or rescind rules relating to administration of the 2021 Plan. Our board of directors may at any time remove the delegated committee as the administrator and revest in itself the authority to administer the 2021 Plan.

Eligibility

Options, SARs, restricted share units and all other share-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive share options (“ISOs”).

Awards.

The 2021 Plan provides that the administrator may grant or issue share options, SARs, restricted share units, other share- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonstatutory share options (“NSOs”) will provide for the right to purchase Shares at a specified price that may not be less than fair market value on the date of grant and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive share options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a Share on the date of grant, may only be granted to employees and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our share capital, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a Share on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted share units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Share appreciation rights (“SARs”) may be granted in connection with share options or other awards, or separately. SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our Shares over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a Share on the date of grant. SARs under the 2021 Plan will be settled in cash or Shares, or in a combination of both, at the election of the administrator.

•

Other Share or cash-based awards are awards of cash, Shares and other awards valued wholly or partially by referring to, or otherwise based on, Shares. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other Share or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•

Dividend equivalents represent the right to receive the equivalent value of dividends paid on Shares and may be granted alone or in tandem with awards other than share options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to awards subject to vesting will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the award vests.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in control

In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of awards

In the event of any extraordinary share dividend or other value transfer, share split, reverse share split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding Shares or the price of our Shares that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator may make appropriate, proportionate adjustments to: (i) the aggregate number and type of Shares subject to the 2021 Plan;

(ii) the number and kind of Shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per Share of any outstanding awards under the 2021 Plan.

Non-U.S. Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to addresses governmental or regulatory law, rules, regulations or customs, non-U.S. securities exchange requirements or other regulatory exemptions or approvals of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, provide for net withholding of shares, allow our ordinary shares that meet specified conditions to be repurchased, allow a “market sell order” or such other consideration as it deems suitable.

Amendment and termination

The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain the shareholders’ approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No amendment, other than an increase to the share limit, pursuant to an adjustment, or to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, may materially and adversely affect any award outstanding at the time of such amendment without the affected participant’s consent. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date, provided, however, no incentive share options may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of (i) the date the 2021 Plan was adopted by us and (ii) the date the 2021 Plan was approved by our shareholders. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.

Insurance and Indemnification

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2021 and after this offering by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers and our board of directors; and

•	each of our executive officers and our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of shares beneficially owned before the offering is computed on the basis of 521,023,212 of our ordinary shares outstanding as of March 31, 2021, after giving effect to (i) the conversion of all of our outstanding class B shares into 46,797,804 ordinary shares effected on May 5, 2021, (ii) the conversion of all of our outstanding class G shares into 1,405,944 ordinary shares effected on May 5, 2021 and (iii) the exercise of all of our outstanding warrants into 39,317,319 ordinary shares in connection with and prior to the consummation of this offering. The percentage of shares beneficially owned after the offering is based on 592,139,917 ordinary shares, which is the number of our ordinary shares to be outstanding after this offering and the Concurrent Private Placements, including the 19,688,000 ADSs that the Selling Shareholders are selling in this offering and the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00 (as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities”), and assumes both no and full exercise of the option to purchase additional ADSs from the Selling Shareholders, as indicated. Ordinary shares that a person has the right to acquire within 60 days of March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. In addition, the following table does not reflect any ADSs that may be purchased in this offering pursuant to our directed share program described under “Underwriting (Conflicts of interest)—Directed Share Program.” Unless otherwise indicated below, the address for each beneficial owner listed is Oatly Group AB, Jagaregatan 4 211 19 Malmö, Sweden.

	Number of ordinary shares beneficially owned before the offering	Percentage of ordinary shares beneficially owned before the offering	Number of ADSs offered hereby	Ordinary shares beneficially owned after the offering and the Concurrent Private Placements
				No exercise of over-allotment option		Full exercise of over-allotment option
Name of beneficial owner				Number	Percentage	Number	Percentage
5% or Greater Shareholders
Nativus Company Limited(1)	291,408,543	55.9%	15,572,481	281,675,646	47.6%	271,664,899	45.9%
BXG Redhawk S.à r.l.(2)	39,778,182	7.6%	—	39,778,182	6.7%	39,778,182	6.7%
Öste Ventures AB(3)	26,365,230	5.1%	338,964	26,026,266	4.4%	25,808,364	4.4%
Executive Officers and Board Members
Toni Petersson(4)	9,948,987	1.9%	—	8,605,027	1.5%	8,605,027	1.5%
Christian Hanke(5)	969,975	* %	—	838,946	*%	838,946	*%

	Number of ordinary shares beneficially owned before the offering	Percentage of ordinary shares beneficially owned before the offering	Number of ADSs offered hereby	Ordinary shares beneficially owned after the offering and the Concurrent Private Placements
				No exercise of over-allotment option		Full exercise of over-allotment option
Name of beneficial owner				Number	Percentage	Number	Percentage
Fredrik Berg	—	—%	—	—	— %	—	— %
Steven Chu	—	—%	—	—	— %	—	— %
Ann Chung	—	—%	—	—	— %	—	— %
Bernard Hours	25,272	* %	—	25,272	*%	25,272	*%
Hannah Jones	—	—%	—	—	— %	—	— %
Mattias Klintemar	—	—%	—	—	— %	—	— %
Tomakin Lai	—	—%	—	—	— %	—	— %
Eric Melloul	58,482	* %	—	58,482	*%	58,482	*%
Björn Öste(6)	13,187,475	2.5%	169,482	13,017,993	2.2%	13,017,993	2.2%
Frances Rathke	—	—%	—	—	— %	—	— %
Yawen Wu	—	—%	—	—	— %	—	— %
Tim Zhang	—	—%	—	—	— %	—	— %
All executive officers and board members as a group (14 persons)	24,190,191	4.6%	—	22,545,720	3.8%	22,545,720	3.8%
Other Selling Shareholders
Bank von Roll AG(7)	16,977,060	3.3%	907,222	16,096,023	2.7%	15,512,817	2.6%
Coefficient Capital Fund I, LP(8)	1,052,946	* %	56,258	996,688	*%	960,523	*%
Gullspång Invest AB(9)	23,500,260	4.5%	983,758	22,516,502	3.8%	21,884,095	3.7%
Östersjöstiftelsen(10)	17,808,822	3.4%	951,674	16,857,148	2.8%	16,245,366	2.7%
Oyster Bay Venture Capital GmbH & Co.KG(11)	1,900,854	* %	101,576	2,227,704	*%	2,162,406	*%
RI Investments Holding B.V.(12)	3,509,838	* %	187,570	3,322,268	*%	3,201,689	*%
Stiftelsen Industrifonden(13)	11,012,787	2.1%	588,497	10,424,290	1.8%	10,045,976	1.7%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)

Following the completion of this offering, includes 5,839,584 ordinary shares held by Nativus Company Limited received upon conversion of the Bridge Facilities. Nativus Company Limited is a wholly owned subsidiary of China Resources Verlinvest Health Investment Ltd. (“CRVV”), which is a company incorporated in Hong Kong and a joint venture that is 50% owned by Verlinvest S.A., a company incorporated in Belgium, and 50% owned by Blossom Key Holdings Limited, a company incorporated in the British Virgin Islands. CRVV exercises the voting and dispositive power over the shares held by Nativus Company Limited. Blossom Key Holdings Limited and Verlinvest S.A. may be deemed to share beneficial ownership of the shares held by Nativus Company Limited as a result of their status as shareholders of CRVV. The address for CRVV is 37F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong. China Resources (Holdings) Company Limited (“CR Holdings”) is the sole shareholder of Blossom Key Holdings Limited. Moreover, CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778%, respectively) of China Resources Company Limited on behalf of the State Council. The registered address of China Resources Company Limited is Floor 27, China Resources Building, No. 8 Jian Guo Men North Avenue, Dong Cheng District, Beijing, People’s Republic of China.

(2)

Represents 39,402,666 ordinary shares directly held by BXG Redhawk S.à r.l. and 375,516 ordinary shares directly held by BXG SPV ESC (CYM) L.P. (together, the “Blackstone Funds”). BXG Redhawk S.à r.l. is controlled by BXG Redhawk Holdings (CYM) L.P., the general partner of which is BXG Holdings Manager L.L.C. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C and BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P. Blackstone Holdings II L.P. is the managing member of BXGA L.L.C. The general partner of BXG SPV ESC (CYM) L.P. is BXG Side-by-Side GP L.L.C. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C.

Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154; provided that the address of BXG Redhawk S.à r.l. is 2-4, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg.
(3)

Represents 26,365,230 ordinary shares, including 60,000 warrants, which will be exercised into 1,620,000 ordinary shares in connection with and prior to the consummation of this offering. Öste Ventures AB is beneficially owned equally between Björn Öste and Rickard Öste. The address for Öste Ventures AB is Scheelevägen 22, 223 63 Lund, Sweden.

(4)

Consists of 368,481 warrants, which will be exercised into 9,948,987 ordinary shares in connection with and prior to the consummation of this offering, and 1,343,960 of these ordinary shares will be sold in the Concurrent Private Placements, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

(5)

Consists of 35,925 warrants, which will be exercised into 969,975 ordinary shares in connection with and prior to the consummation of this offering, and 131,029 of these ordinary shares will be sold in the Concurrent Private Placements, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

(6)

Consists of 13,187,475 ordinary shares, including 801,000 warrants, which will be exercised into 30,000 ordinary shares in connection with and prior to the consummation of this offering, held by Öste Ventures AB and beneficially owned by Mr. Öste. See note 3 above.

(7)

Represents 16,977,060 ordinary shares beneficially owned by Karin Cecilia Pahlsson. Following the completion of this offering, includes 26,185 ordinary shares received upon conversion of the Bridge Facilities. The address for Karin Cecilia Pahlsson is Bank von Roll AG, Bleicherweg 37, CH-8027 Zürich, Switzerland.

(8)

Represents 1,052,946 ordinary shares held directly by Coefficient Capital Fund I, LP. Coefficient Capital Fund I GP, LLC is the general partner of Coefficient Capital Fund I, LP. Andrew Goletka and Franklin Isacson are the managing members of Coefficient Capital Fund I GP, LLC and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by this entity. The principal business address of Coefficient Capital Fund I GP, LLC is 27 Union Square W #201, New York, NY 10003.

(9)	Represents 23,500,260 ordinary shares beneficially owned by Isac Brandberg AB. The address for Isac Brandberg AB is Ingmar Bergmans gata 2, 11434 Stockholm, Sweden.
(10)

Represents 17,808,822 ordinary shares beneficially owned by the board of directors of Östersjöstiftelsen. Östersjöstiftelsen’s board of directors consists of Lars Haikola, Ann-Marie Ekengren, Anders Lunggren, Helena Sandberg, Ikka Henrik Mäkinen, Jenny Larsson, Katarina Leppänen, Stefan Nyström and Åke Gustafson. The address for Östersjöstiftelsen is Alfred Nobels allé 7, 141 52 Huddinge, Sweden.

(11)

Consists of 1,900,854 ordinary shares held by Oyster Bay Venture Capital GmbH & Co.KG (“Oyster Bay VC”). Following the completion of this offering, includes 56,594 ordinary shares received by Oyster Bay VC and 371,832 ordinary shares received by Oyster Bay Club GmbH & Co. KG (“Oyster Bay Club”) upon conversion of the Bridge Facilities. Oyster Bay Management GmbH is the managing partner of Oyster Bay VC. Oyster Bay GP GmbH is the managing partner of Oyster Bay Club. Christoph Miller is the general partner of Oyster Bay Management GmbH and Oyster Bay GP GmbH and has sole voting and investment power over these shares. The address for Oyster Bay VC, Oyster Bay Club, Oyster Bay Management GmbH, Oyster Bay GP GmbH and Christoph Miller is Isekai 1a, Hamburg, Hamburg, 20249, Germany.

(12)	Represents 2,339,901 ordinary shares beneficially owned by RI Investments Holding B.V. The address for RI Investments Holding B.V. is Croeselaan 18 3521 CB, Utrecht, The Netherlands.
(13)	Represents 11,012,787 ordinary shares by Stiftelsen Industrifonden, which are beneficially owned by David Sonnek. The address for David Sonnek is Orrspelsvägen 8, SE-182 79 Stocksund, Sweden.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Registration Rights Agreement

In connection with this offering, we expect to enter into a Registration Rights Agreement with Nativus Company Limited, BXG Redhawk S.à r.l. and certain of our other shareholders (the “Registration Rights Agreement”), pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Additional Listing Agreement

On February 9, 2021, we entered into an agreement with our shareholders to, subject to certain conditions, seek an additional listing (the “Additional Listing”) of our ordinary shares or ADSs on the Hong Kong Stock Exchange (the “Additional Listing Agreement”), which is filed as an exhibit to this Registration Statement. Pursuant to the terms of the Additional Listing Agreement, in the event that (i) this offering or our status as a publicly listed company in the United States has or results in a material adverse effect (as described below) as a result of the status of our shareholders or their affiliates as being owned or controlled by, or otherwise affiliated with, a foreign state, government or political party (or perceived as such), at any time for so long as such material adverse effect subsists or (ii) at any time, and from time to time, after the second anniversary of the completion of this offering, we generate more than 25% of our revenue from sales in the Asia-Pacific region for each of two consecutive fiscal quarters, then, upon a written request by China Resources or its affiliates holding or beneficially owning our ordinary shares, we shall promptly seek an additional listing on the Hong Kong Stock Exchange. Nativus Company Limited, our largest shareholder, is a wholly owned subsidiary of China Resources Verlinvest Health Investment Ltd., which is a joint venture that is 50% owned by Verlinvest S.A. and 50% owned by Blossom Key Holdings Limited. CR Holdings is the sole shareholder of Blossom Key Holdings Limited, and CR Holdings is indirectly and wholly owned by China Resources Company Limited. The State-owned Assets Supervision and Administration Commission of the State Council and the National Council for Social Security Fund of the People’s Republic of China perform the duty of investor (as to 90.0222% and 9.9778% respectively) of China Resources Company Limited on behalf of the State Council.

A “material adverse effect” means any (i) restriction on the ability of any director appointed or nominated by China Resources to receive information otherwise available to our other directors, or share such information with China Resources or its affiliates, (ii) requirement or request from any U.S. governmental authority, or as a result of any applicable law or regulation, for any shareholder or beneficial owner of us or China Resources or its affiliates to divest any of its direct or indirect shareholdings or interest in any of us, China Resources or their respective affiliates, (iii) suspension of trading of our shares, (iv) prohibition or restriction on the investment, trading, purchase, ownership, or providing or obtaining any economic exposure, with respect to any securities or interest in us, China Resources or their respective affiliates, or (v) the directors appointed or to be appointed by China Resources, Nativus Company Limited or their respective affiliates on our board of directors in connection with this offering are disqualified, suspended or otherwise restricted from exercising their powers, rights, duties, authorities or responsibilities as directors, as required or requested from any U.S. governmental authority, or as a result of any applicable law or regulation or any U.S. measures, provided that China Resources, Nativus Company Limited or their respective affiliates, as the case may be, has used reasonable efforts but fails to replace such directors with persons nominated by China Resources, Nativus Company Limited or their respective affiliates, as the case may be, who are not restricted from exercising their powers, rights, duties, authorities or responsibilities as directors, or would not be able to do so in any event even if reasonable efforts were to be used, other than where any of the events in (i) through (v) above occur as a result of any voluntary action or step taken by China Resources or its affiliates. As of the date of this prospectus, we are not aware of any existing or contemplated laws, regulations or policies that, in light of our current and planned operations and composition of management, directors and shareholders, would or could reasonably likely result in a material adverse effect.

Pursuant to the terms of the Additional Listing Agreement, we shall not be required to pursue an Additional Listing if: (i) (a) China Resources and its affiliates no longer beneficially own at least 15% of the voting power of our total issued and outstanding shares immediately after the consummation of this offering (excluding any unvested or unexercised equity incentive awards, which are not entitled to voting) or (b) the voting power of our shares beneficially owned, in the aggregate, by China Resources and its affiliates is lower than that of Verlinvest S.A. and its affiliates or (ii) our board of directors determines that seeking or maintaining the Additional Listing would reasonably be expected to have a material adverse impact on the valuation of Oatly or our overall operations.

Bridge Facilities

In March 2020, we entered into the Bridge Facilities with our majority shareholders that provided for three separate term loan facilities: one facility for SEK 145.2 million and two facilities for a total of €65.6 million. In May 2020, the two euro-denominated facilities were collectively split to be repaid 50% in euros and 50% in U.S. dollars, at an agreed exchange rate of €1 to $1.0959. Any of the Bridge Facilities may be prepaid, in part or in full, subject to three business days prior written notice and prior written consent from the lending shareholders. The Bridge Facilities are subject to a 15% interest rate. As of December 31, 2020, we had $106.1 million outstanding on the Bridge Facilities, including accrued interest. In April 2021, the term of the Bridge Facilities was extended through the earlier of August 2021 or the completion of this offering. Of the $113.7 million aggregate principal amount of the Bridge Facilities outstanding, upon consummation of this offering, $10.8 million, based on an exchange rate of SEK 8.42 to $1.00, will be repaid in cash, and the remainder will be converted into ordinary shares at a price equal to the public price in this offering, which we expect to be 6,428,705 ordinary shares, based on an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.”

Appointment Rights

Our current board of directors consists of thirteen directors. Pursuant to our articles of association and nominating and corporate governance charter in effect just prior to this offering, certain of our shareholders have rights to appoint members of our board of directors. See “Management—Board Committee Composition.” These rights will continue after the closing of this offering.

We are not a party to, and are not aware of, any voting agreements among our shareholders.

Agreements with Executive Officers

For a description of our agreements with our executive officers, please see “Management—Executive Officer Employment Arrangements.”

Directed Share Program

At our request, the underwriters have reserved up to 4,218,800 ADSs, or 5% of the ADSs offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals identified by our officers and directors. Morgan Stanley & Co. LLC will administer our directed share program and receive concessions as described in the section titled “Underwriting (Conflicts of interest)—Directed Share Program.”

Related Party Transaction Policy

Our board has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our related party transaction policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the audit committee. Such review shall assess whether if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Business Conduct and Ethics Guidelines and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and Nasdaq.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain information concerning our share capital as well as a description of certain provisions of our articles of association and relevant provisions of the Swedish Companies Act. The summary below contains only material information concerning our share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to our articles of association and applicable Swedish law. Further, please note that as a holder of ADSs, you will not be treated as one of our shareholders and will not have any shareholder rights.

General

We were founded in 1994, and our current holding company was incorporated in accordance with Swedish law on October 5, 2016 under the name Goldcup 13678 AB and were registered with the Swedish Companies Registration Office on October 20, 2016. On December 21, 2016, we changed our name to Havre Global AB and on March 1, 2021, we changed our name to Oatly Group AB.

Our registered office is located at Jagaregatan 4, 211 19, Malmö, Sweden, and our telephone number is +46 (0)418 47 55 00. Our website address is www.oatly.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or accessible through our website is not incorporated by reference into this prospectus.

Ordinary Shares

Upon completion of this offering, up to 64,688,000 ordinary shares will be issued, each with a quota (par) value $0.00017 (SEK 0.0015), entailing an increase of our share capital of up to $10,996.96. All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable and are not redeemable and do not have any preemptive rights other than under the Swedish Companies Act as described below. In accordance with our articles of association, all of the ordinary shares are in one class of shares, denominated in SEK. As of the date of this prospectus, we have 481,705,893 issued and outstanding common shares.

The development in the number of shares since our foundation is shown below.

Date	Transaction	Nominal Value	Share class	Subscription Price per Share (SEK)	Increase in Number of Shares	Increase in Share Capital (SEK)	Total Number of Shares	Total Share Capital (SEK)
2016-11-30	Share split	0.01	N/A	N/A	4,950,000	0	5,000,000	50,000
2016-11-30	Share issue	0.01	Ordinary shares of class A	131.12	6,063,906	60,639.06	11,063,906	110,639.06
2016-12-29	Share issue	0.01	Ordinary shares of class A	131.12	71,311	713,11	11,135,217	111,352.17
2017-11-20	Share issue	0.01	Preference shares of class G	0.01	52,072	520,72	11,187,289	111,872.89
2017-12-21	Share issue	0.01	Ordinary shares of class A	131.12	804,473	8,044.73	11,991,762	119,917.62
2018-05-24	Share issue	0.01	Ordinary shares of class A	153.79	1,950,750	19,507.50	13,942,512	139,425.12
2018-06-25	Share issue	0.01	Ordinary shares of class A	153.79	227,583	2,275.83	14,170,095	141,700.95
2019-05-09	Share issue	0.01	Ordinary shares of class A	207.23	1,928,436	19,284.36	16,098,531	160,985.31
2019-06-14	Share issue	0.01	Ordinary shares of class A	207.23	9,176	91.76	16,107,707	161,077.07
2020-07-21	Share issue	0.01	Ordinary shares of class B	1,073.84	1,733,252	17,332.52	17,840,959	178,409.59
2021-03-15	Bonus issue (increase of share capital)	0.04	N/A	N/A	N/A	535,228.77	17,840,959	713,638.36
2021-05-04	Share split and removal of share classes	0.001481481481481480	Ordinary Shares	N/A	463,864,934	N/A	481,705,893	713,638.36

There were no special terms or installment payments for any of the transactions listed above.

The board of directors proposes that the general meeting resolves to authorize the board of directors, for the period up to the next annual general meeting, whether on one or several occasions and whether with or without preemption rights for the shareholders, to adopt resolutions to issue new shares and warrants. Such new issue resolutions may include provisions of payment in cash and/or payment by way of contribution of non-cash consideration or by set-off of a claim or that subscription of new shares and/or warrants shall be subject to other conditions and without producing any documents or procuring related auditor’s statement referred to in Chapter 13, section 6-8 and Chapter 14, section 8 of the Swedish Companies Act.

Below are summaries of the material provisions of our articles of association and of related material provisions of the Swedish Companies Act.

Articles of Association

Object of the Company

Our object is set forth in Section 3 of our articles of association and is to own and manage real property, chattels and securities, either directly or through subsidiaries. We shall also coordinate the business conducted by our subsidiaries and/or other group or affiliated companies and conduct other ancillary activities.

Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his or her actions. Our board of directors may exercise all powers that are not required under the Swedish Companies Act or under our articles of association to be exercised or taken by our shareholders.

Number of Directors

Our articles of association provide that our board of directors shall consist of three to thirteen members. Upon the completion of this offering, our board of directors will have thirteen members, with one deputy member.

Rights Attached to Shares

All of the common shares have equal rights to our assets and earnings and are entitled to one vote at the general meeting. At the general meeting, every shareholder may vote to the full extent of their shares held or represented, without limitation. Each common share entitles the shareholder to the same preferential rights related to issues of shares, warrants and convertible bonds relative to the number of shares they own and have equal rights to dividends and any surplus capital upon liquidation. Shareholders’ rights can only be changed in accordance with the procedures set out in the Swedish Companies Act. Transfers of shares are not subject to any restrictions.

Exclusive Forum

In connection with our annual general meeting on April 14, 2021, we sought shareholder approval of an amendment to our articles of association, which provided that unless we consent in writing to the selection of an alternative forum and without any infringement on Swedish forum provisions and without applying Chapter 7, Section 54 of the Swedish Companies Act, the United States District Court for the Southern District of New York shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). We recognize that the proposed Federal Forum Provision may impose additional litigation costs on shareholders in pursuing any such claims, particularly if the shareholders do not reside in or near the State of New York. Additionally, the proposed Federal Forum Provision may limit our shareholders’ ability to bring a claim in a U.S. judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. It is possible that a court could find the Federal Forum Provision to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Preemptive Rights

Under the Swedish Companies Act, shareholders of any class of shares will generally have a preemptive right to subscribe for shares or warrants issued of any class in proportion to their shareholdings. Shareholders will have preferential rights to subscribe for new shares in proportion to the number of shares they own. If an offering is not fully subscribed for based on subscription rights, shares may be allocated to subscribers without subscription rights. The preemptive right to subscribe does not apply in respect of shares issued for consideration by payment in kind or of shares issued pursuant to convertible debentures or warrants previously issued by the company.

The preemptive right to subscribe for new shares may be set aside. A share issue with deviation from the shareholders’ preemptive rights may be resolved either by the shareholders at a general meeting, or by the board of directors if the board resolution is preceded by an authorization therefor from the general meeting. A resolution to issue shares with deviation from the shareholders’ preemptive rights and a resolution to authorize the board of directors to do the same must be passed by two-thirds of both the votes cast and the shares represented at the general meeting resolving on the share issue or the authorization of the board of directors.

Voting at Shareholder Meetings

Under the Swedish Companies Act, shareholders entered into the shareholders’ register as of the record date are entitled to vote at a general meeting (in person or by appointing a proxyholder). In accordance with our articles of association, shareholders must give notice of their intention to attend the general meeting no later than the date specified in the notice. Shareholders who have their shares registered through a nominee and wish to exercise their voting rights at a general meeting must request to be temporary registered as a shareholder and entered into the shareholders’ register at the record date.

Shareholder Meetings

The general meeting of shareholders is our highest decision-making body and serves as an opportunity for our shareholders to make decisions regarding our affairs. Shareholders who are registered in the share register held by Euroclear Sweden AB six banking days before the meeting and have notified us no later than the date specified in the notice described below have the right to participate at our general meetings, either in person or by a representative. All shareholders have the same participation and voting rights at general meetings. At the annual general meeting, inter alia, members of the board of directors are elected, and a vote is held on whether each individual board member and the chief executive officer will be discharged from any potential liabilities for the previous fiscal year. Auditors are elected as well. Decisions are made concerning adoption of annual reports, allocation of earnings, fees for the board of directors and the auditors and other essential matters that require a decision by the meeting. Most decisions require a simple majority but the Swedish Companies Act dictates other thresholds in certain instances. See “—Differences in Corporate Law—Shareholder Vote on Certain Transactions.”

Shareholders have the right to ask questions to our board of directors and managers at general meetings that pertain to the business of the company and also have an issue brought forward at the general meeting. In order for us to include the issue in the notice of the annual general meeting, a request of issue discussion must be received by us normally seven weeks before the meeting. Any request for the discussion of an issue at the annual general meeting shall be made to the board of directors and any request within the nomination committee’s competence shall be made to the nomination committee. The board shall convene an extraordinary general meeting of shareholders who together represent at least 10% of all shares in the company so demand in writing to discuss or resolve on a specific issue.

The arrangements for the calling of general meetings are described below in “—Differences in Corporate Law—Annual General Meeting” and “—Differences in Corporate Law—Special Meeting.”

Notices

The Swedish Companies Act requirements for notice are described below in “—Differences in Corporate Law—Notices.”

Subject to our articles of association, we must publish the full notice of a general meeting by way of press release, on our website and in the Swedish Official Gazette, and must also publish in Dagens Industri, a daily Swedish newspaper, that such notice has been published. The notice of the annual general meeting will be published six to four weeks before the meeting. The notice must include an agenda listing each item that shall be voted upon at the meeting. The notice of any extraordinary general meetings will be published six to three weeks before the meeting.

Record Date

Under the Swedish Companies Act, in order for a shareholder to participate in a shareholders’ meeting, the shareholder must have its shares registered in its own name in the share register on the sixth banking day prior to the date of the general meeting. In accordance with section 10 of our articles of association, shareholders must give notice of their intention to attend the shareholders’ meeting no later than the date specified in the notice.

Amendments to the Articles of Associations

Under the Swedish Companies Act, an amendment of our articles of association requires a resolution passed at a shareholders’ meeting. The number of votes required for a valid resolution depends on the type of amendment, however, any amendment must be approved by not less than two-thirds of the votes cast and shares represented at the meeting. The board of directors is not allowed to make amendments to the articles of association absent shareholder approval.

Provisions Restricting Change in Control of Our Company

Neither our articles of association nor the Swedish Companies Act contains any restrictions on change of control.

Differences in Corporate Law

The applicable provisions of the Swedish Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Swedish Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. We are not subject to Delaware law but are presenting this description for comparative purposes. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Swedish law.

Number of Directors

Sweden. Under the Swedish Companies Act, a public company shall have a board of directors consisting of at least three board members. More than half of the directors shall be resident within the European Economic Area (unless otherwise approved by the Swedish Companies Registration Office). The actual number of board members shall be determined by a shareholders’ meeting, within the limits set out in the company’s articles of association. Under the Swedish Corporate Governance Code (the “Swedish Code”), only one director may also be a senior executive of the relevant company or a subsidiary. The Swedish Code includes certain independence requirements for the directors, and requires the majority of directors be independent of the company and at least two directors also be independent of major shareholders.

Delaware. Under the Delaware General Corporation Law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Delaware General Corporation Law does not address director independence, though Delaware courts have provided general guidance as to determining independence, including that the determination must be both an objective and a subjective assessment.

Removal of Directors

Sweden. Under the Swedish Companies Act, directors appointed at a general meeting may be removed by a resolution adopted at a general meeting, upon the affirmative vote of a simple majority of the votes cast.

Delaware. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

Sweden. Under the Swedish Companies Act, if a board member’s tenure should terminate prematurely, the other members of the board of directors shall take measures to appoint a new director for the remainder of the term, unless the outgoing board member was an employee representative. If the outgoing board member was elected by the shareholders, then the election of a new board member may be deferred until the time of the next annual general meeting, providing there are enough remaining board members to constitute a quorum.

Delaware. Under the Delaware General Corporation Law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Annual General Meeting

Sweden. Under the Swedish Companies Act, within six months of the end of each fiscal year, the shareholders shall hold an ordinary general meeting (annual general meeting) at which the board of directors shall present the annual report and auditor’s report and, for a parent company which is obliged to prepare group accounts, the group accounts and the

Delaware. Under the Delaware General Corporation Law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws. If a company fails to hold an annual meeting or fails to take action by auditor’s report for the group. Shareholder meetings shall be held in the city where the board of directors holds its office. The minutes of a shareholders’ meeting must be available on the company’s website no later than two weeks after the meeting.

written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date was designated, 13 months after either the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, whichever is later, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The Delaware General Corporation Law does not require minutes of stockholders’ meetings to be made public.

Special Meeting

Sweden. Under the Swedish Code, a board of directors may call an extraordinary general meeting if a shareholder minority representing at least ten percent of the company’s shares so requests, and under both the Swedish Code and the Swedish Companies Act, the board of directors may convene an extraordinary general meeting whenever it believes reason exists to hold a general meeting prior to the next ordinary general meeting. The board of directors shall also convene an extraordinary general meeting when an auditor of the company or owners of not less than one-tenth of all shares in the company demand in writing that such a meeting be convened to address a specified matter.

Delaware. Under the Delaware General Corporation Law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notices

Sweden. Under the Swedish Companies Act, a general meeting of shareholders must be preceded by a notice. The notice of the annual general meeting of shareholders must be issued no sooner than six weeks and no later than four weeks before the date of an annual general meeting. In general, notice of other extraordinary general meetings must be issued no sooner than six weeks and no later than three weeks before the meeting. Public limited companies must always notify shareholders of a general meeting by advertisement in the Swedish Official Gazette and on the company’s website.

Delaware. Under the Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Preemptive Rights

Sweden. Under the Swedish Companies Act, shareholders of any class of shares have a preemptive right (Sw. företrädesrätt) to subscribe for shares issued of any class in proportion to their shareholdings. The preemptive right to subscribe does not apply in respect of shares issued for consideration other than cash or of

Delaware. Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

shares issued pursuant to convertible debentures or warrants previously granted by the company. The preemptive right to subscribe for new shares may also be set aside by a resolution passed by two thirds of the votes cast and shares represented at the shareholders’ meeting resolving upon the issue.

Shareholder Vote on Certain Transactions

Sweden. In matters that do not relate to elections and are not otherwise governed by the Swedish Companies Act or the articles of association, resolutions shall be adopted at the general meeting by a simple majority of the votes cast. In the event of a tied vote, the chairman shall have the casting vote. For matters concerning securities of the company, such as new share issuances, and other transactions such as private placements, mergers and a change from a public to a private company (or vice-versa), the articles of association may only prescribe thresholds which are more greater than those provided in the Swedish Companies Act.

Unless otherwise prescribed in the articles of association, the person who receives the most votes in an election shall be deemed elected. In general, a resolution involving the alteration of the articles of association shall be valid only when supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the general meeting. The Swedish Companies Act lays out numerous exceptions for which a higher threshold applies, including restrictions on certain rights of shareholders, limits on the number of shares shareholders may vote at the general meeting and changes in the legal relationship between shares.

Delaware. Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires: (i) the approval of the board of directors and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Listing

We have applied to list the ADSs on Nasdaq under the symbol “OTLY.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number or percentage of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Swedish law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, as an

ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement (or amendment thereto) filed with the SEC of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i) sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii) if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the Securities Act, in order to make any rights available to ADR holders.

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Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

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Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay any fees, expenses or charges assessed by, or owing to, the depositary for administration of the ADR program as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Swedish law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule, or regulation, or by the rules, regulations or requirements of any stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADs, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to their relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary herein, the depositary may terminate the deposit agreement without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the Shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities.

After the date fixed for termination (a) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares and/or deposited securities to us along with a general stock power that refers to the names set forth on the ADR register maintained by the depositary and (b) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and/or deposited securities and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each register ADR holder a share certificate representing the shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name and to deliver such share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs. After we receive the copy of the ADR register and the shares and/or deposited securities from the depositary, we shall be discharged from all obligations under the deposit agreement except (i) to distribute the shares to the registered ADR holders entitled thereto and (ii) for its obligations to the depositary and its agents.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable. The deposit agreement provides that each of us, the depositary and our respective agents will:

•

incur no liability to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Kingdom of Sweden or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, naturalization, epidemic, pandemic, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•

incur or assume no liability to holders or beneficial owners by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	incur or assume no liability to holders or beneficial owners if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

•

in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

•

not be liable to holders or beneficial owners for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

•

may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank N.A. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Kingdom of Sweden, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of the depositary, the custodian or us shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither the depositary or us shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to ADR or beneficial owners of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act or the Exchange Act, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you (and through you as an ADR holder, the beneficial owner of your ADSs) to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you and/or the beneficial owner of your ADSs directly as a holder of shares and, by holding an ADS or an interest therein, you and beneficial owners will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or ADR holders or beneficial owners may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Kingdom of Sweden, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any obligation which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ADSs or our ordinary shares. Future sales of substantial amounts of our ADSs in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ADSs and ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ADSs or ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to the Offering and Ownership of our ADSs” for more information.

Upon completion of this offering, we will have 592,139,917 ordinary shares (including those represented by ADSs) outstanding, after giving effect to (i) the conversion of all of our outstanding class B shares into 46,797,804 ordinary shares effected on May 5, 2021, (ii) the conversion of all of our outstanding class G shares into 1,405,944 ordinary shares effected on May 5, 2021, (iii) the exercise of all of our outstanding warrants into 39,317,319 ordinary shares in connection with and prior to the consummation of this offering and (iv) the issuance of 6,428,705 ordinary shares to convert a portion of the Bridge Facilities, assuming an initial public offering price of $16.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, an exchange rate of SEK 8.42 to $1.00 and an exchange rate of SEK 10.16 to €1.00, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities.” All of the ADSs expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ADSs will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ADSs, the ADSs that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	No ADSs or ordinary shares will be eligible for sale on the date of this prospectus; and

•	465,656,173 ADSs or ordinary shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our ordinary shares, including those represented by ADSs, then outstanding, which will equal approximately 5,921,399 ADSs immediately after this offering; or

•	the average weekly trading volume of our ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-Up Agreements

We, the Selling Shareholders, our executive officers, board members and holders of substantially all of our outstanding shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the representatives on behalf of the underwriters. These agreements are described below under the section captioned “Underwriting (Conflicts of interest).” K2, Luxor and Santo Domingo Group have each also agreed to a lock-up agreement with the underwriters pursuant to which the ADSs purchased in the Concurrent Private Placements will be locked up for a period of 180 days, subject to certain exceptions. See “Prospectus Summary—Concurrent Private Placements” for additional information.

The representatives have advised us that they have no present intent or arrangement to release any ADSs, ordinary shares or other securities subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ADSs, ordinary shares or other securities subject to a lock-up, the representatives would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ADSs, ordinary shares or other securities requested to be released, reasons for the request, the possible impact on the market for ADSs and whether the holder of our ordinary shares requesting the release is an officer, director or other affiliate of ours.

Share Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our long-term incentive plan. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the ordinary shares, to the provisions of the lock-up agreements described above.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain Swedish and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Sweden and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Swedish Tax Considerations

The following discussion is a summary of the material Swedish tax considerations relating to the purchase, ownership and disposition of ADSs.

Investments by Swedish resident holders

No taxation should be triggered upon the acquisition of the ADSs as the price is equal to fair market value. Ownership of the ADSs should in general not trigger any taxes in Sweden. However, certain Swedish investment and insurance companies may be subject to yield taxation on their investments.

Capital gains on disposal of listed ADSs and dividend income from ADSs are taxed at a marginal rate of 30% for Swedish tax resident private individuals and at ordinary income tax rate 20.6% (CIT rate as from January 1, 2021) for Swedish tax resident corporations. Any gains or loss on the sale of ADSs is calculated as the sales price of the ADSs less an average acquisition price of the ADSs sold.

Shares held for business purposes (Swedish participation exemption rules)

Dividends and capital gains received by a Swedish limited liability company from ADSs where the underlying securities in a Swedish limited liability company may be tax exempted in Sweden under the Swedish participation exemption rules if:

•	the holding of the ADSs implies a shareholding of at least 10 percent of the votes,

•	the ADSs and underlying shares are held during a period of at least 12 months, and

•	the ADSs and underlying shares are held as capital assets.

Investments by foreign holders

Holders that are not tax resident in Sweden are normally not subject to Swedish taxation on the acquisition, ownership or disposition of ADSs. Holders may however be subject to taxation in its domicile. In case a non-Swedish tax resident company holds ADSs through a Swedish permanent establishment capital gains are subject to Swedish taxation in accordance with the rules for Swedish tax resident companies. Non-Swedish tax resident private individuals are according to a special rule subject to capital gains taxation in Sweden upon the disposal of ADSs in case the private individual has at any point during the calendar year in which the ADSs are disposed, or during the ten preceding years, been residing or permanently stayed in Sweden. The applicability of this rule is however in many cases limited by tax treaties.

Dividends received by foreign investors may be subject to withholding tax at a rate of 30% in Sweden. The tax rate may be limited or reduced to nil under Swedish domestic rules, or under tax treaties that Sweden as entered with the state of residence of the holder.

Material United States Federal Income Tax Considerations

The following summary describes certain material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below), and solely to the extent described below under the heading “U.S.

Foreign Account Tax Compliance Act,” to persons other than U.S. Holders, of an investment in the ADSs pursuant to this offering. This summary applies only to U.S. Holders that hold the ADSs as capital assets within the meaning of Section 1221 of the Code that have acquired the ADSs in this offering and that have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States, including the Code, as in effect on the date hereof and on U.S. Treasury regulations as in effect or, in some cases, as proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change or differing interpretations, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of this offering and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local or non-U.S. tax consequences.

This summary also does not address the tax consequences that may be relevant to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	individual retirement accounts and other tax-deferred accounts;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons that own the ADSs as part of a “straddle,” “hedge,” “conversion transaction” or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s share capital (by vote or value);

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired the ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	pass-through entities or arrangements, or persons holding ADSs through pass-through entities or arrangements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSS.

As used herein, the term “U.S. Holder” means a beneficial owner of the ADSs that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or other arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships considering an investment in ADSs and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs.

Exchange of ADSs for Ordinary Shares

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the PFIC rules discussed below, the gross amount of any distributions made by the Company with respect to our ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) with respect to the ADSs generally will be includible in a U.S. Holder’s gross income as dividend income on the date of receipt, but only to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds the Company’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ADSs, and then, to the extent such excess amount exceeds such holder’s tax basis in such ADSs, as capital gain. Because the Company does not intend to maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income,” provided that (i) the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the Convention Between the Government of Sweden and the Government of the United States of America For the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (the “Treaty”), (ii) certain holding period and at-risk requirements are met and (iii) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either the taxable year in which the dividend was paid or the preceding taxable year. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as it is expected that the ADSs will be. However, based on existing guidance, it is not entirely clear whether any dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income based on trading of the ADSs, because the ordinary shares will not themselves be listed on a securities market in the United States for trading purposes (instead, the U.S. Holders will own ADSs). U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.

Dividends on the ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available to a U.S. Holder under the laws of Sweden or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against such U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against such holder’s U.S. federal taxable income). If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Taxation of disposition of the ADSs

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs. In general, a U.S. Holder’s adjusted tax basis in its ADSs will be equal to the cost of such ADSs to the U.S. Holder. Any such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive foreign investment company rules

The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the recent, current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2020 or in the current taxable year. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of the Company and its subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2020, the current taxable year or for any future taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of the ADSs if the Company is considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries.

If the Company is considered a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information reporting and backup withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

Certain provisions of the Code and Treasury regulations (commonly collectively referred to as “FATCA”) generally impose withholding at a rate of 30% on “foreign passthru payments” made by a “foreign financial institution” (as defined in the Code) (an “FFI”). If the Company were to be treated as an FFI, such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, unless such other FFI or investor is otherwise exempt from FATCA. In addition, under those circumstances, the Company may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States. Under current guidance, the term “foreign passthru payment” is not defined. Consequently, it is not clear whether or to what extent payments on the ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.” Prospective investors should consult their tax advisors regarding the potential impact of FATCA, any applicable inter-governmental agreement relating to FATCA, and any non-U.S. legislation implementing FATCA on the investment in the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Jefferies LLC
BNP Paribas Securities Corp.
BofA Securities, Inc.
Piper Sandler & Co.
RBC Capital Markets, LLC
Rabo Securities USA, Inc.
William Blair & Company, L.L.C.
Guggenheim Securities, LLC
Truist Securities, Inc.
China International Capital Corporation Hong Kong Securities Limited
Nordea Bank Abp, filial i Sverige
Oppenheimer & Co. Inc.
SEB Securities, Inc.
Blaylock Van, LLC
C.L. King & Associates, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Tribal Capital Markets, LLC

Total	84,376,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The Selling Shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 12,656,400 additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 12,656,400 ADSs in aggregate from the Selling Shareholders.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us and the Selling Shareholders:	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $12.9 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority of up to $35,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon the closing of the offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We have applied to list the ADSs on Nasdaq under the symbol “OTLY.”

Baillie Gifford, acting on behalf of a number of its clients, has indicated an interest in purchasing an aggregate of up to $500 million of ADSs in this offering at a price per ADS equal to the initial public offering price. However, because this indication of interest is not a binding agreement or commitment to purchase, Baillie Gifford could determine to purchase more, less or no ADSs in this offering, or the underwriters could determine to sell more, less or no ADSs to Baillie Gifford. The underwriters will receive the same discount on any of our ADSs purchased by Baillie Gifford as they will from any other ADSs sold to the public in this offering.

We, the Selling Shareholders, our executive officers, board members and the holders of substantially all of our outstanding shares have agreed, that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares;

•	file any registration statement with the SEC relating to the offering of any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares.

whether any such transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ADSs, ordinary shares or any security convertible into or exercisable or exchangeable for ADSs or ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ADSs to the underwriters by us and the Selling Shareholders, and

•	4,218,800 ADSs purchased pursuant to the directed share program. See “—Directed Share Program.”

In addition, the restrictions described above shall not apply to:

(a)	transactions relating to ADSs, ordinary shares or other securities acquired in open market transactions after the completion of this offering, provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of ADSs, ordinary shares or other securities acquired in such open market transactions,

(b)	transfers of ADSs, ordinary shares or any security convertible into ADSs or ordinary shares as a bona fide gift, by will or by intestate succession to an immediate family member or to a trust whose beneficiaries consist exclusively of one or more of the lock-up signatory and/or an immediate family member, provided that (i) each donee or transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement, (ii) such transfer shall not involve a disposition for value and (iii) no filing under the Exchange Act shall be required or shall be voluntarily made during the restricted period,

(c)	transfers to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the lock-up signatory or an immediate family member of the lock-up signatory, provided that (i) each transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement, (ii) such transfer shall not involve a disposition for value and (iii) no filing under the Exchange Act shall be required or voluntarily made during the restricted period,

(d)	transfers to the lock-up signatory’s affiliates or to any investment fund or other entity controlled or managed by the lock-up signatory, provided that (i) each transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement and (ii) no filing under the Exchange Act shall be required or voluntarily made during the restricted period,

(e)	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (b) through (d) above, provided that (i) such nominee or custodian shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement and (ii) no filing under the Exchange Act shall be required or voluntarily made during the restricted period,

(f)	transfers pursuant to an order of a court or regulatory agency, including a domestic relations order or negotiated divorce settlement, or to comply with any regulations related to the lock-up signatory’s ownership of ordinary shares or ADSs, provided that (i) each transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement and (ii) no filing under the Exchange Act shall be required or voluntarily made during the restricted period,

(g)	transfers to the Company upon death, disability or termination of employment, in each case, of the lock-up signatory,

(h)

transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s ordinary shares or ADSs involving a change of control (as defined below) of the Company following the consummation of the transactions contemplated by the underwriting agreement that has been approved by the Company’s board of directors, provided that (i) all of the lock-up signatory’s ADSs or ordinary shares subject to the lock-up agreement that are not transferred, sold or otherwise disposed of remain subject to the lock-up agreement or (ii) if such tender offer, merger, consolidation or other such transaction is not completed, any of the lock-up signatory’s ADSs or ordinary shares subject to the lock-up agreement shall remain subject to the restrictions set forth herein,

(i)	the exercise of warrants as described in the Time of Sale Prospectus (as defined in the underwriting agreement) and this prospectus and the sale of such ADSs or ordinary shares pursuant to the Concurrent Private Placements, provided that the restrictions contained in the lock-up agreement shall apply to ADSs or ordinary shares issued upon such exercise or conversion, and provided further, in the case of Toni Petersson, that the transfer of one-thirtieth (1/30th) of the aggregate ADSs or ordinary shares issued upon such exercise and not sold in the Concurrent Private Placements may be transferred by him in connection with the satisfaction of amounts owed by him in connection with the financing of the exercise price of the warrants, provided (i) each transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement and (ii) no filing the under the Exchange Act shall be required or voluntarily made during the restricted period,

(j)	distributions of ADSs, ordinary shares or any security convertible into ADSs or ordinary shares to limited partners or shareholders of the lock-up signatory, provided that (i) any such transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement and (ii) no filing under the Exchange Act, reporting a reduction in beneficial ownership of ADSs or ordinary shares, shall be required or shall be voluntarily made during the restricted period,

(k)	the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that (i) such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of the lock-up signatory or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ADSs or ordinary shares may be made under such plan during the restricted period, or

(l)	transfers made with the prior written consent of the representatives, on behalf of the underwriters.

The lock-up agreement with Öste Ventures AB, permits (i) certain transfers of an aggregate of 8,308,224 ordinary shares previously identified by Öste Ventures AB provided that each transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement and no filing or public announcement under the Exchange Act shall be required or voluntarily made during the restricted period; and (ii) transfers in connection with the existing pledge, hypothecation or other granting of a security interest in ADSs or ordinary shares to one or more lending institutions as collateral or security for any loan, advance or extension of credit in effect on the date hereof and any such lending institution may transfer (or cause the transfer of) such ADSs or ordinary shares in connection with any foreclosure or enforcement thereunder.

The lock-up agreement with BXG Redhawk S.à r.l., permits (i) transfers pursuant to an agreement to be entered into by and among certain of our shareholders, provided that that the restrictions contained in the lock-up agreement shall apply to the ADSs or ordinary shares upon such transfer or that each transferee shall sign and deliver a lock-up agreement substantially in the form that appears as Exhibit A to the underwriting agreement; and (ii) the exercise of registration rights under the Registration Rights Agreement referred to herein; provided that such exercises of registration rights do not involve any public disclosure or filing during the restricted period (provided that the Company shall provide written notice to the representatives at least two business days prior to any confidential or non-public submission of a registration statement made during the restricted period).

In the event that, during the restricted period, the representatives release or waive, in full or in part, any prohibition set forth in the lock-up agreement for any person or entity that beneficially owns 5% of the total outstanding ADSs and/or ordinary shares, subject to certain exceptions, at the time of such triggering release, BXG Redhawk S.à r.l. shall be entitled to concurrent releases of ADSs and/or ordinary shares on a pro rata basis upon similar terms and conditions.

The representatives, in their sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time; provided that if the lock-up signatory is an officer or director of the Company, (i) the representatives agree that, at least three business days before the effective date of any release or waiver of the lock-up restrictions in connection with a transfer of ADSs or ordinary shares, the representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the representatives to any such officer or director shall only be effective two business days after the publication date of such press release.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their respective online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, we have agreed to pay Morgan & Stanley & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC approximately $3.2 million in fees for any financial advisory, structuring or similar investment banking services that they may provide to us in the future.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

If the underwriters or their affiliates have a lending relationship with us, to the extent we use any of the net proceeds of this offering to repay any of our debt (including, but not limited to, repayment in full of the SLL Agreement), such underwriters or their affiliates may receive a portion of the net proceeds of this offering.

China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

Nordea Bank Abp’s ability to engage in U.S. securities dealings is limited under the U.S. Bank Holding Company Act and it may not underwrite, offer or sell securities that are offered or sold in the United States. Nordea Bank Abp will only underwrite, offer and sell the securities that are part of its allotment solely outside the United States.

The address for Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036. The address for J.P. Morgan Securities LLC is 383 Madison Avenue New York, New York 10179. The address for Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010.

Pricing of the Offering

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was determined by negotiations between us, the Selling Shareholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 4,218,800 ADSs, or 5% of the ADSs offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals identified by our officers and directors. The number of ADSs available for sale to the general public will be reduced to the extent that such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to ADSs sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. Morgan Stanley & Co. LLC will administer our directed share program.

Conflicts of Interest

An affiliate of Rabo Securities USA, Inc., an underwriter in this offering, is a selling shareholder in this offering. As a result of the foregoing relationship, Rabo Securities USA, Inc. is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which Rabo Securities USA, Inc. exercises discretion without the prior specific written approval of the account holder.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

The ADSs are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the ADSs do not constitute a public offer of, or an invitation to subscribe for or purchase, the ADSs in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

China

This prospectus does not constitute a public offer of ADSs, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The ADSs are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Dubai International Financial Center

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase ADSs, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong, China

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

The ADSs have not been approved or disapproved by the Israel Securities Authority (the “ISA”) nor have such ADSs been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ADSs may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or “Commission,” for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

South Africa

Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

i.	the offer, transfer, sale, renunciation or delivery is to:

(a)	persons whose ordinary business is to deal in securities, as principal or agent;

(b)	the South African Public Investment Corporation;

(c)	persons or entities regulated by the Reserve Bank of South Africa;

(d)	authorized financial service providers under South African law;

(e)	financial institutions recognized as such under South African law;

(f)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or

ii.	the total contemplated acquisition cost of the ADSs, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008, as amended or re-enacted (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA Relevant Persons.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the

Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$179,966
FINRA filing fee	225,500
Stock exchange listing fee	295,000
Printing expenses	485,000
Legal fees and expenses	3,283,621
Accounting fees and expenses	2,403,146
Miscellaneous costs	6,013,123

Total	$12,885,356

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our ordinary shares and certain other matters of Swedish law will be passed upon for us by White & Case Advokat AB. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Weil, Gotshal & Manges LLP.

EXPERTS

The consolidated financial statements of Oatly Group AB at December 31, 2020 and 2019, and for each of the two years ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The registered business address of Ernst & Young AB is Box 7850, 103 99, Stockholm, Sweden.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated and currently existing under the laws of Sweden. In addition, certain of our directors and officers reside outside of the United States, and substantially all of the assets of our subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws. In addition, uncertainty exists as to whether the courts of Sweden would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in Sweden against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

The United States and Sweden currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Sweden. In order to obtain a judgment that is enforceable in Sweden, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Sweden. Such party may submit to the Swedish court the final judgment rendered by the U.S. court. This court will have discretion to attach such weight to the judgment rendered by the relevant U.S. court depending on the circumstances. Circumstances that may be relevant to the Swedish court in deciding to give conclusive effect to a final and enforceable judgment of such court in respect of the contractual obligations thereunder without re-examination or re-litigation of the substantive matters adjudicated upon include whether: (i) the court involved accepted jurisdiction on the basis of internationally recognized grounds to accept jurisdiction, (ii) the proceedings before such court are in compliance with principles of proper procedure, (iii) such judgment is not contrary to the public policy of Sweden and (iv) such judgment is not incompatible with a judgment given between the same parties by a Swedish court or with a prior judgment given between the same parties by a foreign court in a dispute concerning the same subject matter and based on the same cause of action, provided such prior judgment is fulfils the conditions necessary for it to be given binding effect in Sweden. Swedish courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Swedish court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

Swedish civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swedish law.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in Sweden judgments in civil and commercial matters obtained from U.S. federal or state courts. However, no assurance can be given that those judgments will be enforceable. In addition, it is doubtful whether a Swedish court would accept jurisdiction and impose civil liability in an original action commenced in Sweden and predicated solely upon U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Oatly Group AB

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Oatly Group AB and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AB

We have served as the Company’s auditors since 2019

Stockholm, Sweden

March 24, 2021, except for the share split described in Note 33, as to which the date is May 11, 2021

Consolidated statement of operations

For the year ended December 31	Note	2020	2019
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	421,351	204,047
Cost of goods sold		(292,107)	(137,462)

Gross profit		129,244	66,585
Research and development expenses		(6,831)	(4,310)
Selling, general and administrative expenses		(167,792)	(93,443)
Other operating (expense)/income		(1,714)	409

Operating loss		(47,093)	(30,759)
Finance income	8	515	47
Finance expenses	8	(11,372)	(3,655)

Loss before tax		(57,950)	(34,367)
Income tax expense	10	(2,411)	(1,258)

Loss for the year, attributable to shareholders of the parent		(60,361)	(35,625)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	31	(0.13)	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive loss

For the year ended December 31	2020	2019
(in thousands of U.S. dollars)
Loss for the year	(60,361)	(35,625)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	17,185	(5,739)

Total other comprehensive income/(loss) for the year	17,185	(5,739)

Total comprehensive loss for the year	(43,176)	(41,364)

Loss for the year and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at December 31	Note	2020	2019
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	12	156,463	130,479
Property, plant and equipment	13	237,625	90,500
Right-of-use assets	14	38,103	29,523
Other non-current receivables	15	6,550	3,800
Deferred tax assets	10	26	8

Total non-current assets		438,767	254,310

Current assets
Inventories	17	39,115	28,811
Trade receivables	18	71,297	44,049
Current tax assets		514	542
Other current receivables	19	12,363	4,136
Prepaid expenses	20	11,509	6,801
Cash and cash equivalents	21	105,364	10,571

Total current assets		240,162	94,910

TOTAL ASSETS		678,929	349,220

EQUITY AND LIABILITIES
Equity	22
Share capital		21	19
Other contributed capital		448,251	267,806
Foreign currency translation reserve		(2,525)	(19,710)
Accumulated deficit		(119,661)	(60,314)

Total equity attributable to shareholders of the parent		326,086	187,801

Liabilities
Non-current liabilities
Lease liabilities	14	23,883	23,917
Liabilities to credit institutions	23	91,655	40,418
Other non-current liabilities	24	233	221
Deferred tax liabilities	10	1,307	462
Provisions	25	7,121	—

Total non-current liabilities		124,199	65,018

Current liabilities
Lease liabilities	14	6,261	4,949
Liabilities to credit institutions	23	5,532	33,309
Shareholder loans	26	106,118	—
Trade payables		45,295	29,956
Current tax liabilities		852	523
Other current liabilities	27	4,632	1,559
Accrued expenses	28	59,954	26,105

Total current liabilities		228,644	96,401

Total liabilities		352,843	161,419

TOTAL EQUITY AND LIABILITIES		678,929	349,220

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

For the year ended December 31	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total equity
January 1, 2019	22	17	216,824	(13,971)	(26,611)	176,259
Loss for the year		—	—	—	(35,625)	(35,625)
Other comprehensive loss for the year		—	—	(5,739)	—	(5,739)

Total comprehensive loss for the year		—	—	(5,739)	(35,625)	(41,364)

Issue of shares		2	41,983	—	—	41,985
Transaction costs		—	(19)	—	—	(19)
Warrant issue		—	1,512	—	—	1,512
Shareholders’ contributions		—	7,506	—	—	7,506
Share-based payments		—	—	—	1,922	1,922

Balance at December 31, 2019		19	267,806	(19,710)	(60,314)	187,801

Loss for the year		—	—	—	(60,361)	(60,361)
Other comprehensive income for the year		—	—	17,185	—	17,185

Total comprehensive loss for the year		—	—	17,185	(60,361)	(43,176)

Issue of shares		2	200,042	—	—	200,044
Transaction costs		—	(8,412)	—	—	(8,412)
Warrant issue		—	2,675	—	—	2,675
Warrant redemption	7	—	(10,146)	—	—	(10,146)
Transactions with shareholders	26	—	(3,714)	—	—	(3,714)
Share-based payments		—	—	—	1,014	1,014

Balance at December 31, 2020		21	448,251	(2,525)	(119,661)	326,086

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended December 31	Note	2020	2019
(in thousands of U.S. dollars)
Operating activities
Net loss		(60,361)	(35,625)
Adjustments to reconcile net loss to net cash flows
Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets		13,118	8,094
Impairment loss on trade receivables		448	2,219
Share-based payments expense		1,014	1,922
Finance income		(515)	(47)
Finance costs		11,372	3,655
Income tax expense		2,411	1,258
Loss on disposal of property, plant and equipment		1,176	—
Other		52	87
Interest received		60	4
Interest paid		(6,488)	(2,715)
Income tax paid		(1,226)	(1,277)
Changes in working capital:
Increase in inventories		(10,304)	(20,187)
Increase in trade receivables, other current receivables, prepaid expenses		(38,679)	(29,116)
Increase in trade payables, other current liabilities, accrued expenses		43,614	32,611

Net cash flows used in operating activities		(44,308)	(39,117)

Investing activities
Purchase of intangible assets	12	(7,454)	(2,999)
Purchase of property, plant and equipment	13	(134,283)	(53,566)
Payments from / (for) financial instruments		364	(527)
Contingent consideration paid	16	—	(7,594)

Net cash flows used in investing activities		(141,373)	(64,686)

Financing activities
Proceeds from issue of shares, net of transaction costs		191,632	41,965
Shareholder´s contributions received		—	7,506
Proceeds from shareholder loans	30	87,828	—
Proceeds from liabilities to credit institutions	30	129,593	50,826
Repayment of liabilities to credit institutions	30	(119,116)	(765)
Repayment of lease liabilities	30	(6,044)	(3,991)
Redemption of warrants	7	(9,986)	—

Cash flows from financing activities		273,907	95,541

Net increase/(decrease) in cash and cash equivalents		88,226	(8,262)

Cash and cash equivalents at January 1		10,571	20,734
Exchange rate differences in cash and cash equivalents		6,567	(1,901)

Cash and cash equivalents at December 31	21	105,364	10,571

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

1. Corporate information

These financial statements are consolidated financial statements for the group consisting of Oatly Group AB and its subsidiaries. A list of the subsidiaries is included in Note 11.

Oatly Group AB (the “Company” or the “parent”) is a limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on March 24, 2021.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of U.S. dollars unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars and all references to “SEK” are to Swedish Kronor.

2.1.	Basis of preparation

The consolidated financial statements of Oatly Group AB have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4. The consolidated financial statements have been prepared using the cost method except for derivative instruments, and contingent consideration measured at fair value.

New and amended standards not yet applied by the Group

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2020 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

2.2.	Basis of consolidation

Subsidiaries are all companies over which the Group has control. The Group has control over a company when it is exposed to or has a right to variable returns from its participation in the company and has the possibility to influence the return through its participation in the company. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to recognize the Group’s business combinations. The acquisition price is the consideration paid for a subsidiary and comprises the fair value of the sum of the assets transferred and the liabilities incurred by the Group to the previous owner of the company. The consideration also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated.

2.3.	Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The CEO is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The CEO monitors the Group’s performance from a geographic perspective through the reportable segments EMEA, Asia and Americas. No operating segments have been aggregated to form the reportable segments. The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”) to assess the performance of the operating segments.

2.4.	Foreign currency translation

Functional currency and presentation currency

The entities in the Group have the local currency as their functional currency, as the local currency has been defined as the primary economic environment in which each entity operates. The Group’s presentation currency is U.S. dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange rate profits and losses from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies using the exchange rates prevailing at the reporting date are recognized in operating loss in the consolidated statement of operations.

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating income and expense.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each statement of operations and statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

In the consolidated accounts, exchange rate differences attributable to monetary items that form part of the net investment in a foreign operation are recognized in other comprehensive loss and are reclassified from equity to the consolidated statement of operations when the foreign operation is divested in whole or in part.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.5. Revenue recognition

The Group’s principles for recognition of revenue from customer contracts are presented below.

Sale of goods

Revenue from contracts with customers consists of sales of goods. Revenue from the sale of goods is recognized at the point in time when control of goods has transferred to the customer, being when the products are delivered to the customer, the customer has full discretion over the channel to sell the goods, and there is no unfulfilled obligation that could affect the customer’s acceptance of the goods. Delivery occurs when the products are shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer and either the customer has accepted the products in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. Presented revenue excludes VAT and other sales taxes. The Group considers if contracts include other promises that constitute separate performance obligations to which a portion of the transaction price needs to be allocated. The Group considers the effects of variable consideration in determining the transaction price. The Group is acting as principal in its revenue arrangements because the Group maintains control of the goods until they are transferred to the customers.

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes cash discounts, product returns and allowances such as coupons. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms, estimated units sold, customer participation and redemption rates. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

The Group accounts for consideration payable to a customer as a reduction of the transaction, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group. Such reductions to revenue include slotting and listing fees.

Contract costs

The Group incurs expenses for sales commissions to third parties to obtain customer contracts. Sales commissions are recognized in the consolidated statement of operations, in selling, general and administration expenses. The Group applies the practical expedient that permits the Group to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Interest income

Interest income is recognized with the application of the effective interest method.

Financing components

No element of financing is deemed present, as sales are generally made with a credit term of 30 days. The Group does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.6. Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/ non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle,

•	held primarily for the purpose of trading,

•	expected to be realized within twelve months after the reporting period, or

•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

•	it is expected to be settled in the normal operating cycle,

•	it is held primarily for the purpose of trading,

•	it is due to be settled within twelve months after the reporting period, or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7. Leases

As lessee

The Group’s leases pertain to land and buildings, and plant and machinery. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•

fixed payments (including in-substance fixed payments), less any lease incentives receivable variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,

•	amounts expected to be payable by the Group under residual value guarantees,

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

be readily determined, which is the case for leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.8. Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax is recognized in the consolidated statement of operations except for tax attributable to items that are recognized in other comprehensive loss or directly in equity. In such cases, tax is also recognized in other comprehensive loss and equity, respectively.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax

Deferred tax is recognized for all temporary differences that arise between the taxable value of assets and liabilities and their carrying values in the consolidated financial statements. However, a deferred tax liability is

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

not recognized if it arises as a result of the initial recognition of goodwill, nor is a deferred tax liability recognized if it arises as a result of a transaction that constitutes the initial recognition of an asset or a liability that is not a business combination and which, at the date of the transaction, neither impacts the carrying value nor the taxable profit (loss). Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects at the reporting date to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable surpluses against which the temporary differences can be utilized.

Deferred tax assets and tax liabilities are offset when there is a legal right to offset for current tax assets and tax liabilities, and when the deferred tax assets and tax liabilities are attributable to taxes charged by the same tax authorities and are either attributable to the same tax subject or different tax subjects, where there is an intention to settle the balances through net payments.

Deferred tax relating to items recognized outside the statement of operations is recognized outside the statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9. Intangible assets

Goodwill

Goodwill arises at the acquisition of subsidiaries and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

In order to perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The goodwill as at December 31, 2020 is allocated to the EMEA segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

•	it is technically feasible to complete the asset so that it will be available for use,

•	it is the Group’s purpose to complete the asset so that it will be available for use or sale,

•	there are prerequisites to make the asset available for use or sale,

•	it is possible to prove how the asset is likely to generate future economic benefits,

•	there are adequate technical, economic and other resources to fulfil the development and to make the asset available for use or sale, and

•	the costs attributable to the asset during development can be reliably measured.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Other development costs are recognized in the consolidated statement of operations as costs are incurred. In the consolidated statement of financial position, capitalized development costs are reported at cost less accumulated depreciation and any impairment. Capitalized development expenditure is recognized as intangible assets and is depreciated from the date when the asset is ready for use. The estimated useful life is 3-5 years, which corresponds to the estimated period of time during which these assets will generate cash flows.

Development costs that do not meet these criteria are expensed as incurred. Development expenditure previously carried at cost is not recognized as an asset in a subsequent period.

Trademarks, patents and similar rights

Separately acquired trademarks and patents are shown at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

2.10. Tangible assets

Property, plant and equipment

Property, plant and equipment consist of lands and buildings, plant and machinery and construction in progress. These are recognized at historical cost less depreciation and impairment, except for construction in progress. Construction in progress is transferred to another asset (and depreciation begins) when entered into service. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are added to the asset’s carrying value or are recognized as a separate asset, depending on which is most suitable, only when it is probable that the future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be reliably measured. The carrying value of the replaced component is derecognized from the consolidated statement of financial position. All other kinds of repairs and maintenance are recognized at cost in the consolidated statement of operations in the period in which they occur.

Depreciation of assets is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over the estimated useful life of each component of an item of buildings and plant and machinery as follows:

• Buildings and fixtures	8-40 years
• Plant and machinery	3-15 years

The assets’ residual values and useful lives are assessed at the end of each reporting period and adjusted, if needed.

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in “Other operating income and expense” in the consolidated statement of operations.

2.11. Impairment of non-financial assets

Intangible assets that have an indefinite useful life (goodwill) or intangible assets not ready to use (capitalized expenditure for development) are not subject to amortization and are tested annually or at indication for impairment. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill are reviewed for reversal of the impairment at the end of each reporting period.

2.12. Inventories

Raw materials and finished goods are stated at the lower of cost and net realizable value. Costs consist of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Overhead expenditures are allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Group reviews inventory quantities and records a provision for excess and obsolete inventory based primarily on historical demand and the age of the inventory, among other factors.

2.13. Financial instruments

Initial recognition

Purchases and sales of financial assets are recognized on trade date, being the date upon which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets—Classification and measurement

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive loss or through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive loss. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset, not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. All debt instruments in the Group are measured at amortized cost. The Group’s financial assets measured at amortized cost consist of the items other non-current receivables, trade receivables, other current receivables and cash and cash equivalent.

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in Other operating income and expense net together with foreign exchange gains and losses.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Derivatives

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value are recognized in finance income or finance expenses in the consolidated statement of operations.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the statement of operations.

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. After initial recognition, the majority of the Group’s financial liabilities are valued at amortized cost applying the effective interest method.

The Group’s financial liabilities measured at amortized cost comprise liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

The Group’s financial liabilities at fair value comprise a contingent consideration that was settled during the year. For more information see Note 16.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, cancelled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

When the terms and conditions of a financial liability are renegotiated and are not derecognized from the statement of financial position, a profit or loss is reported in the consolidated statement of operations. The profit or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Offsetting of financial instruments

Financial assets and liabilities are offset and recognized with a net amount in the statement of financial position only when there is a legal right to offset the recognized amounts and an intention to balance the items with a net amount or to simultaneously realize the asset and settle the liability.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Impairment of financial assets recognized at amortized cost

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. In order to measure the expected credit losses, trade receivables have been grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

2.14. Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest rate method, less allowance for expected credit losses.

2.15. Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand, deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.16. Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.17. Liabilities to credit institutions

Liabilities to credit institutions are initially recognized at fair value, net of transaction costs incurred. Liabilities to credit institutions are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the liabilities to credit institutions using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Liabilities to credit institutions are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

2.18. Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the statement of operations as a finance cost. The estimated future costs of the restorations are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

2.19. Employee benefits

Short-term benefits to employees

Liabilities for wages and salaries, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and they are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accrued expenses in the statement of financial position.

Post-employment obligations

Within the Group, there are defined-contribution plans. A defined-contribution plan is a pension plan according to which the Group pays a fixed amount to a separate legal entity. The Group has no legal or constructive obligation to pay additional premiums if this legal entity does not have adequate means to pay all benefits to employees, attributable to their service in current or previous periods. The premiums are reported as costs in the consolidated statement of operations when they fall due.

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2020, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $2.0 million.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2020, Alecta’s surplus of the collective consolidation level was a preliminary 148%.

Share-based payments—equity settled

The Group grants warrants to certain employees in exchange for payments equal, or at a discount, to the fair value estimated using the Black-Scholes option pricing model as of the grant date.

Warrants are accounted for as equity settled share-based payments, proceeds are recognized in equity and share-based payments expense is recognized in situations where warrants are granted at a discount to grant date fair value.

There are no service conditions, and share-based payments expense is recognized immediately upon grant date or employment commencement date.

For further information on the warrants, see Note 7.

2.20. Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of warrants, excluding all anti-dilutive ordinary shares outstanding during the period.

2.21. Initial public offering costs

The initial public offering (“IPO”) costs for the Group involves costs both for issuing new shares and the listing of existing shares/ADS and are recorded within prepaid expenses in the statement of financial position based on our expectation of the IPO occurring during 2021 and will be accounted for as a reduction of equity if they are incremental costs that are directly attributable to issuing new shares (net of any income tax benefit) when the IPO occurs. If we no longer expect the IPO to occur, these costs will be expensed through the income statement in the period our expectation changes.

3. Financial risk management

3.1. Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

•	ensure that the Group can meet its payment obligations,

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•	manage financial risks,

•	ensure a supply of necessary financing, and

•	optimize the Group’s finance net.

The Group’s risk management is predominantly controlled by a central treasury department (the “Group treasury”) under policies owned by the CFO and approved by the Board of Directors. The CEO is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

The Group treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the CEO, the CFO and the Head of Treasury, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1 Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK as the functional currency. The primary risks in these companies are USD/SEK, GBP/SEK and EUR/SEK due to sales (trade receivables), purchases (trade payables) and borrowings. Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive derivatives are used to manage the risk between 0% and 75% of the exposure for the following 12 months. The Group does not apply hedge accounting. As at December 31, 2020 the Group had currency derivatives of £20 million for which the fair value was $ 0.8 (-) million.

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As at December 31, 2019
	SEK/USD	SEK/EUR	SEK/GBP
Trade receivables	—	4,339	1,461
Liabilities to credit institutions	(17,000)	(8,399)	—
Trade payables	(2)	(5,219)	(303)
Lease liabilities	—	(4,169)	—

Total	(17,002)	(13,448)	1,158

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	As at December 31, 2020
	SEK/USD	SEK/EUR	SEK/GBP
Trade receivables	—	6,113	135
Liabilities to credit institutions	—	(8,041)	—
Shareholder loans	(40,284)	(45,427)
Trade payables	(4,154)	(10,856)	(302)
Lease liabilities	—	(3,074)	—
Derivatives			(27,273)

Total	(44,438)	(61,285)	(27,440)

Sensitivity

The Group is primarily exposed to changes in USD/SEK, EUR/SEK and GBP/SEK exchange rates. The Group’s risk exposure in foreign currencies:

Impact on loss before tax
	2020	2019
USD/SEK exchange rate—increase/decrease 10%	+/- 4,444	+/- 1,700
EUR/SEK exchange rate—increase/decrease 10%	+/- 6,129	+/- 1,451
GBP/SEK exchange rate—increase/decrease 10%	+/- 2,786	+/- 116

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK and GBP. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest-rate risk

The Group’s main interest rate risk arises from long-term liabilities to credit institutions with variable rates (primarily the Stockholm Interbank Offered Rate “Stibor” 3 Months and Euro Interbank Offered Rate “Euribor” 3 Months), which expose the Group to cash flow interest rate risk. As at December 31, 2020, the nominal amount of liabilities to credit institutions with variable interest rate were $97.6 ($72.1) million, whereof, $5.7 ($5.9) million were swapped using floating-to-fixed interest rate swaps for the risk in Stibor 3M.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2020	2019
Interest rates—increase/decrease by 100 basis points	+/- 996	+/- 721

3.1.2 Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2020 and 2019 were in the range from BBB- to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2019, one customer represented approximately 10% of total revenue. The Group has not had any incurred losses from this customer historically. During 2020, there were no customers who individually represented more than 10% of revenue.

The Group has primarily two types of financial assets that are subject to the expected credit loss model:

•	trade receivables, and

•	loans to employees (other non-current financial assets at amortized cost).

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2020 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of very low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material for all customers except one customer during 2019. For this customer, the Group recorded an impairment loss for outstanding trade receivables during 2019 of $2.3 million. There have not been any additional sales to this customer during 2020. The Group has during 2020 not had any significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2020	2019
Current	55,086	22,939
1-30 days past due	10,473	10,813
31-60 days past due	1,726	4,198
61-90 days past due	2,154	1,871
91- days past due	2,569	6,785

Gross carrying amount	72,009	46,606
Allowance for expected credit losses	(712)	(2,557)

Net carrying amount	71,297	44,049

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2020	2019
As at January 1	(2,557)	(358)
Increase of allowance recognized in statement of operations during the year	(552)	(2,224)
Receivables written off during the year as uncollectible	2,569	34
Unused amount reversed	104	5
Translation differences	(276)	(14)

As at December 31	(712)	(2,557)

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, amongst others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Loans to employees (Other financial assets at amortized cost)

Other financial assets at amortized cost primarily include loans to certain members of key management and other employees. The loans are full recourse and were issued 2016, 2017, 2019 and 2020 at a market rate for the purchase price of warrants in the parent (Oatly Group AB). The market rate was set at a rate equivalent to Swedish government borrowing rate (Sw. statslåneräntan) at the date of the loan plus a margin of 1%. Total issued amount for the loans is $5.1 ($3.0) million as at December 31, 2020. The loans have a maturity date that is the same as the use of the warrants which is at latest 10 years from grant date.

The credit risk for other financial assets at amortized cost as at December 31, 2020 and 2019 is not material, and no credit loss reserve has been recognized. The Group monitors closely if the credit risk for any issued loans has changed. For more information of the warrants and outstanding balances to related parties, see Note 7 Employee benefits and Note 29 Related party disclosures.

3.1.3 Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans Due to the dynamic nature of the underlying businesses, the Group treasury maintains flexibility in funding by maintaining availability under committed credit lines.

At the end of the reporting period, the Group held cash and cash equivalents of $105.4 ($10.6) million that are available for managing liquidity risk. The Group has both long-term and a short-term financing with credit institutions. The long-term financing consists of one term loan of $8.0 million (denominated in EUR) with maturity of October 2022 and another term loan of $88.4 million that is due in June 2022. In addition to this the Group has financing of a credit facility of $146.3 million for which the Group can borrow in SEK, USD, GBP and EUR on a rolling 3 months basis. The credit facility of $146.3 million includes an overdraft facility of $3.7 million and any bank guarantees issued by the Group. As at December 31, 2020, $1.2 million of the overdraft facility was utilized and $0.3 million was utilized due to issued bank guarantees.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Substantially all of the assets of the Group are owned by subsidiaries of the Company, which are restricted by the terms of the financing described above as to their ability to pay dividends or otherwise transfer assets to the Company. The Company has no independent operations, material separate cash flows, assets or liabilities other than the investments in its subsidiaries. The Company has no other material commitments or guarantees. As a result of these restrictions, all of the Company’s subsidiaries’ net assets (which represent substantially all of the net assets of the Group) are effectively restricted in their ability to be transferred to the Company as of December 31, 2020.

In addition to the credit facility described above, the Group also has a short-term credit facility of $15 ($5) million with a credit institute in the United States. The facility is available until October 2021 and can be utilized by providing collateral in trade receivables and inventories. Utilized credit is paid as the pledged collateral is realized. As at December 31, 2020 $1.9 ($5.0) million was utilized and the same amount of trade receivables and inventories were pledged as collateral.

During 2020 the Group also received a shareholder loan (the Subordinated Bridge Facilities Agreement) of $87.8 million split into EUR, USD and SEK. The loan, including accrued interest, is due April 1, 2021, and is in the process of being extended. For further information on the terms and conditions, see Note 26 Shareholder loans.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period at the amount of $157.9 ($1.6) million.

3.1.4 Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an average maturity of 18 (17) months.

During 2020, the Group renegotiated the financing with the credit institutions and as a result entered into a new finance deal with a value of $235 million. See above under “Liquidity risk” for a description of the deal. The financing is a sustainability loan which means that the Group needs to fulfill both financial and non-financial covenants. At the end of the reporting period all covenants were fulfilled. The deal has a maturity date of June 2022 with the option, at the credit institutions sole discretion, to extend one year. The deal also includes the option, at the credit institutions sole discretion, for the Group to extend the credit with another $121 million.

For details about the ongoing process of extending the Shareholder loan, refer to Note 26 Shareholder loans.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a) all non-derivative financial liabilities:

b) and net settled derivative financial instruments for which the contractual maturities represent the timing of the cash flows.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. For interest rate swaps, the cash flows have been estimated using forward interest rates applicable at the end of the reporting period.

December 31, 2020	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	45,295	—	—	—	—	45,295	45,295
Liabilities to credit institutions	3,802	5,553	96,703	—	—	106,058	95,990
Bank overdraft facility	1,197	—	—	—	—	1,197	1,197
Shareholder loans	—	108,401	—	—	—	108,401	106,118
Lease liabilities	1,917	5,751	5,696	12,693	12,429	38,486	30,144

Total non-derivatives	52,211	119,705	102,399	12,693	12,429	299,437	278,744

Derivatives
Interest rate swaps—net settled	17	51	67	146	9	290	189

Total derivatives	17	51	67	146	9	290	189

December 31, 2019	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Trade payables	29,956	—	—	—	—	29,956	29,956
Liabilities to credit institutions	5,507	1,638	61,652	5,394	—	74,191	72,114
Bank overdraft facility	1,613	—	—	—	—	1,613	1,613
Lease liabilities	1,556	4,669	5 118	12,346	13,858	37,547	28 866

Total non-derivatives	38,632	6,307	66,770	17,740	13,858	143,307	132,549

Derivatives	—	—	—	—	—	—	—
Interest rate swaps—net settled	18	55	73	192	47	385	183

Total derivatives	18	55	73	192	47	385	183

3.2. Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to owners of the Company” as shown in the balance sheet plus total borrowings (including current and non-current liabilities to credit institutions and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

4. Significant accounting judgments, estimates and assessments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events. Uncertainty about these assumptions and the use of accounting estimates may not equal the actual results. This note provides an overview of the areas that involved a higher degree of judgment or complexity.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Revenue recognition—variable consideration for discounts and trade promotion

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2020 and 2019 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 10 for further details.

Leases—Determining the lease term of contracts with renewal and termination options—Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for one production plant in the United States, an extension option of 10 years has been included in the lease term since the Group has made larger investments in the plant.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 14 for further details.

Leases—Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term and, with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay,” which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Embedded leases

The Group has supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. The Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

Test of impairment of goodwill

The Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill, in accordance with the accounting principle presented in Note 2. At present, the Group only has goodwill allocated to the operating segment EMEA. Recoverable amount for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has estimated that EBITDA, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. Refer to Note 12 Intangible assets for further details.

Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 7.

5. Segment information

5.1. Description of segments and principal activities

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in EMEA, Americas and Asia; thus, three geographical areas are considered to be the Group’s three segments.

5.2. Revenue and EBITDA

For the year ended December 31, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	267,691	99,997	53,663	—	—	421,351
Intersegment revenue	35,208	230	—	—	(35,438)	—
Total segment revenue	302,899	100,227	53 663	—	(35,438)	421,351
EBITDA	39,456	(25,117)	(2,141)	(46,173)	—	(33,975)
Finance income	—	—	—	—	—	515
Finance expenses	—	—	—	—	—	(11,372)
Depreciation and Amortization	—	—	—	—	—	(13,118)
Loss before tax	—	—	—	—	—	(57,950)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations in 2020 refer to intersegment revenue for sales of products from EMEA to Asia and from Americas to both EMEA and Asia.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

For the year ended December 31, 2019	EMEA	Americas	Asia	Corporate*	Eliminations***	Total
Revenue
Revenue from external customers	154,746	39,120	10,182	—	—	204,047
Intersegment revenue	6,222	—	—	—	(6,222)	—
Total segment revenue	160,967	39,120	10,182	—	(6,222)	204,047
EBITDA	16,594	(13,663)	(5,211)	(20,386)	—	(22,665)
Finance income	—	—	—	—	—	47
Finance expenses	—	—	—	—	—	(3,655)
Depreciation and Amortization	—	—	—	—	—	(8,094)
Loss before tax	—	—	—	—	—	(34,367)

*	Corporate consists of general overhead costs not allocated to the segments.
***	Eliminations in 2019 refer to intersegment revenue for sales of products from EMEA to Asia.

Revenues of approximately 10% in 2019 are derived from a single external customer. These revenues are attributed to the EMEA segment. There were no revenues in 2020 of 10% or more that derived from a single external customer.

5.3 Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

	2020	2019
Sweden	98,285	53,666
US	142,563	52,720
Other	34,880	13,637

Total	275,728	120,023

5.4. Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2020	2019
Sweden	56,587	47,290
UK	92,805	47,347
US	99,988	39,123
Finland	25,818	21,505
Germany	51,673	17,322
China	47,452	9,274
Other	47,028	22,186

Total	421,351	204,047

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

6. Depreciation and amortization per function

	2019
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(3,775)	(2,866)	—	(6,641)
Research and development expenses	(9)	(7)	(6)	(22)
Selling, general and administrative expenses	(135)	(1,230)	(66)	(1,431)

Total depreciation/amortization	(3,919)	(4,103)	(72)	(8,094)

	2020
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(6,131)	(3,314)	—	(9,445)
Research and development expenses	(17)	(7)	(12)	(36)
Selling, general and administrative expenses	(189)	(2,500)	(948)	(3,637)

Total depreciation/amortization	(6,337)	(5,821)	(960)	(13,118)

7. Employee benefits

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

	2020	2019
Salaries and other remuneration	(62,769)	(30,365)
Social costs	(11,376)	(6,853)
Share-based payments	(1,014)	(546)
Pension costs—defined contribution plans	(4,543)	(2,782)

Total employee benefits	(79,702)	(40,546)

Key management compensation	2020	2019
Short-term employee benefits	(5,991)	(3,805)
Share-based payments	(1,014)	—
Post-employment benefits	(652)	(367)

Total	(7,657)	(4,172)

Share-based payments

The Group has granted warrants to employees during 2016 to 2020. Additionally, in 2019, the Group granted warrants to an entity controlled by related parties — see Note 29 Related parties. The terms and conditions (apart from dates and amounts) for exercising the warrants are the same for all programs. Warrant holders have the right to subscribe to 27 ordinary share per warrant upon exercise. Warrants can be exercised upon an exit or after 10 years from grant date if an exit has not occurred. There were no warrants exercised during the years ended December 31, 2020 and 2019. During 2020, the Company redeemed 123,667 of the outstanding warrants. The amount paid for the redeemed warrants was $10.0 million.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Set out below are summaries of warrants granted under the plans:

	Average exercise price per share	Number of warrants*
As at January 1, 2019	SEK 5.43	1,328,703
Granted during the year	SEK 7.40	164,161
As at December 31, 2019	SEK 5.65	1,492,864

	Average exercise price per share	Number of warrants*
As at January 1, 2020	SEK 5.65	1,492,864
Granted during the year	SEK 39.77	107,000
Redeemed during the year	SEK 5.27	(123,667)
As at December 31, 2020	SEK 8.16	1,476,197

*	Warrant holders have the right to subscribe to 27 ordinary shares per warrant.

No warrants expired during the period.

Warrants outstanding at the end of the year have the following expiry dates and exercise prices:

Grant date	Contractual expiry date	Exercise price per share	Warrants 31 December 2020
November 2016—December 2018	November 2026—December 2028	SEK 5.26-SEK 5.70	1,205,036
May—October 2019	May—October 2029	SEK 5.70-SEK 7.68	164,161
July—October 2020	July—October 2030	SEK 39.77	107,000

Total			1,476,197

Weighted average remaining contractual life of warrants outstanding at end of period			7 years

*	Warrant holders have the right to subscribe to 27 ordinary shares per warrant.

The estimated weighted average fair value at grant date of warrants granted during 2020 was SEK 115.9 (SEK 227.53). The fair value of the warrants at grant date has been determined using the Black-Scholes model, which takes into account the exercise price, the expected term of the warrant, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the warrant and the correlations and volatilities of the peer Group companies. Share-based payments expense for the year ended December 31, 2020 was $1.0 ($1.9) million.

The model inputs for warrants granted during the year ended December 31, 2020 and 2019 included:

	2020	2019
Weighted average exercise price per share	SEK 39.77	SEK 7.41
Grant date	July 2020	May—October 2019
Contractual term	10 years	10 years
Weighted average expected term	0.8 years	1.7 years
Weighted average share price at grant date	SEK 39.77	SEK 15.82
Expected price volatility of the Company’s shares	30%	30%
Expected dividend yield	0%	0%
Risk-free interest rate	0%	0%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share- based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the warrants. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 10%, expected volatility by 2% as well as the impact of increasing and decreasing the expected term by 6 months. This analysis was performed on warrants granted in 2020 and 2019.

The following table shows the impact of these changes on fair value per warrant granted 2020 and 2019:

Impact fair value of warrants granted during:	2020	2019
Share price decrease 10%	SEK (51.40)	SEK (41.42)
Share price increase 10%	SEK 66.90	SEK 41.80
Volatility decrease 2%	SEK (7.70)	SEK (0.41)
Volatility increase 2%	SEK 7.70	SEK 0.49
Expected life decrease 6 months	SEK (43.60)	SEK (0.79)
Expected life increase 6 months	SEK 31.00	SEK 1.15

In addition to the warrants, the Group has issued full recourse loans at a market rate to the participants for the purchase price of the warrants. For further information, see Note 15 Other non-current receivables and Note 29 Related party disclosures.

8. Finance income and expenses

	2020	2019
Interest income	119	46
Other finance income	—	1
Net foreign exchange difference	396	—

Total finance income	515	47

Interest expenses—loan from credit institutions	(5,627)	(1,515)
Interest expenses—lease liabilities	(1,462)	(1,216)
Interest expenses—shareholder loans	(7,343)	—
Fair value changes contingent consideration	—	(112)
Fair value changes derivatives	976	34
Other financial expenses	(478)	(35)
Borrowing costs capitalized	2,562	235
Net foreign exchange difference	—	(1,046)

Total finance expenses	(11,372)	(3,655)

Capitalized borrowing costs

Borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized, is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the year, in this case 6.78% (3.72%).

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

9. Net exchange-rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2020	2019
Other operating income and expense, net	(1,792)	332
Finance income and expenses (Note 8)	396	(1,046)

Exchange-rate differences—net	(1,396)	(714)

10. Income tax

The major components of income tax expense for the year ended December 31, 2020 and 2019 are:

	2020	2019
Current tax:
Current income tax charge	(1,442)	(672)
Adjustments in respect of income tax of previous years	(141)	(137)

	(1,583)	(809)

Deferred tax:
Relating to origination and reversal of temporary differences	(828)	(449)

	(828)	(449)

Income tax expense reported in the consolidated statement of operations	(2,411)	(1,258)

Reconciliation of tax expense and the accounting loss multiplied by Sweden’s corporate tax rate:

	2020	2019
Accounting loss before tax	(57,950)	(34,367)
At Sweden’s corporate income tax rate of 21.4%	12,401	7,355
Effect of tax rates in foreign jurisdictions	(1,229)	(65)
Non-deductible costs	(3,141)	(777)
Adjustments in respect of income tax of previous years	(141)	(137)
Change in unrecognized deferred taxes	(10,373)	(7,381)
Tax effect of changes in tax rates	(439)	(252)
Other	511	(1)

Income tax expense	(2,411)	(1,258)

In 2018, it was decided that the corporate tax rate in Sweden was going to be lowered in two steps. The corporate tax rate was lowered from 22.0% to 21.4% for financial years commencing after December 31, 2018. In the next step, the corporate tax rate will be lowered to 20.6% for financial years commencing after December 31, 2020.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Deferred tax

Deferred tax relates to the following:

	2020	2019
Property, plant and equipment	(4,131)	(4,671)
Leases	184	120
Accrued expenses	731
Other	632	92
Tax losses carried forward	1,303	4,005

Net deferred tax liabilities	(1,281)	(454)

Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	26	8
Deferred tax liabilities	(1,307)	(462)

Deferred tax liabilities, net	(1,281)	(454)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Deferred income tax assets are recognized for tax loss carry-forwards, temporary differences or other tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable.

A reconciliation of net deferred tax is shown in the table below:

	2020	2019
Balance at January 1	(454)	(3)

Movement recognized in the consolidated statement of operations	(828)	(449)
Exchange differences	1	(2)

Balance at December 31	(1,281)	(454)

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the remaining subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2020	2019
Intangible assets	—	341
Loss allowance for trade receivables	577	486
Accrued expenses	1,754	218
Tax losses carried forward	29 877	12,841
Other	1,357	359

Total unrecognized deferred tax assets	33,565	14,245

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The Group’s accumulated loss carry-forwards amounted to $152.5 ($76.0) million. Tax loss carry-forwards as at December 31, 2020 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	3,093	149,421	152,514

In certain jurisdictions, if the Group is unable to earn sufficient income or profits to utilize such carry forwards before they expire, they will no longer be available to offset future income or profits.

The Group has unrecognized tax losses that arose in Sweden of $136.8 ($50.7) million that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the near future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $28.2 ($10.4) million.

Furthermore, the Group has unrecognized tax losses in foreign jurisdictions amounting to $8.7 ($11.6) million.

The Group also has tax losses that arose in the United States of $6.1 ($13.8) million. A deferred tax asset has been recognized in respect of these losses as there are sufficient taxable temporary differences to offset against.

Utilization of loss carry-forwards in jurisdictions in which the Group operates may be subject to limitations if there is a change in control.

As at December 31, 2020, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

11. Investments in subsidiaries

The Group had the following principal subsidiaries as at December 31, 2020:

Name	Country/place of registration and operations	Principal activities	Proportion of voting rights and shares held (directly or indirectly) (%)
Direct ownership
Cereal Base CEBA AB	Sweden	Holding	100%
Indirect ownership
Oatly AB	Sweden	Selling and production	100%
Oatly UK Ltd	United Kingdom	Selling	100%
Oatly Germany GmbH	Germany	Selling	100%
Oatly Norway AS	Norway	Selling	100%
Oy Oatly AB	Finland	Selling	100%
Oatly Netherlands BV	Netherlands	Selling	100%
Oatly Netherlands Operation & Supply BV	Netherlands	Production	100%
Oatly EMEA AB	Sweden	Selling	100%
Oatly Inc	United States	Selling	100%
Oatly US Inc	United States	Selling	100%
Oatly US Operations & Supply Inc	United States	Production	100%
Havrekärnan AB	Sweden	Production	100%
Oatly Singapore Operations & Supply Pte Ltd	Singapore	Production	100%
Oatly Hong Kong Holding Ltd	Hong Kong, China	Selling	100%
Oatly Shanghai Ltd	China	Selling	100%

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

12. Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2019	131,509	—	447	555	132,511

Additions	—	—	665	2,334	2,999
Exchange differences	(4,885)	—	(4)	11	(4,878)

At December 31, 2019	126,624	—	1,108	2,900	130,632

Additions	—	—	1,777	6,692	8,469
Transfers	—	2,463	—	(2,463)	—
Exchange differences	17,202	323	340	714	18,579

At December 31, 2020	143,826	2,786	3,225	7,843	157,680

Accumulated amortization
At January 1, 2019	—	—	(83)	—	(83)

Amortization charge	—	—	(72)	—	(72)
Exchange differences	—	—	2	—	2
At December 31, 2019	—	—	(153)	—	(153)

Amortization charge	—	(454)	(506)	—	(960)
Exchange differences		(41)	(63)	—	(104)

At December 31, 2020	—	(495)	(722)	—	(1,217)

Cost, net accumulated amortization
At December 31, 2019	126,624	—	955	2,900	130,479

At December 31, 2020	143,826	2,291	2,503	7,843	156,463

Goodwill is in its entirety related to the acquisition of Cereal Base CEBA AB in 2016. A contingent consideration existed in relation to the acquisition. The contingent consideration was paid in full during 2019 at the amount of $7.6 million. Refer to Note 16 for further information on the valuation of the contingent consideration.

12.1. Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2020 and 2019 is entirely attributable to EMEA.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2020 and 2019 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on value-in-use calculations, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using the estimated growth rate stated below. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

The following table sets out the key assumptions:

	2020	2019
Long-term growth rate (%)	2%	2%
Pre-tax discount rate (%)	12.8%	12.8%

Management has determined the values assigned to each of the above key assumptions as follows:

•	Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

•	Pre-tax discount rates: Reflect specific risks relating to the relevant segments and the countries in which they operate.

The residual value exceeds the carrying amount of goodwill. There are no reasonably possible changes in the key assumptions that would result in the carrying amount exceeding the recoverable amount.

13. Property, plant and equipment

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2019	18,580	17,782	16,533	52,895
Additions	536	1,151	52,393	54,080
Disposals	—	—	(88)	(88)
Reclassifications	14,246	31,474	(45,721)	(1)
Exchange differences	(677)	(496)	(368)	(1 541)

At December 31, 2019	32,685	49,911	22,749	105,345

Additions	294	1,915	142,203	144,412
Disposals		(477)	(1,051)	(1,528)
Reclassifications	3,395	2,218	(5,613)	—
Exchange differences	2,620	4,195	5,699	12,514

At December 31, 2020	38,994	57,762	163,987	260,743

Accumulated depreciation
At January 1, 2019	(3,120)	(8,180)	—	(11,300)

Depreciation charge	(847)	(3,072)	—	(3,919)
Disposals	—	—	—	—
Exchange differences	105	269	—	374

At December 31, 2019	(3,862)	(10,983)	—	(14,845)

Depreciation charge	(1,305)	(5,032)	—	(6,337)
Disposals	—	352	—	352
Reclassifications	10	(10)	—	—
Exchange differences	(613)	(1,675)	—	(2,288)

At December 31, 2020	(5,770)	(17,348)	—	(23,118)

Cost, net accumulated depreciation
At December 31, 2019	28,823	38,928	22,749	90,500

At December 31, 2020	33,224	40,414	163,987	237,625

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

14. Leases

This note provides information for leases where the Group is a lessee.

14.1. The Group’s leasing activities and how these are accounted for

Lease terms for properties are generally between 1 and 10 years, except for the production plant in the United States, where an extension option of 10 years has been included resulting in a total lease period of 20 years.

Lease terms for production equipment are generally between 1 and 5 years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Extension and termination options

Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. For more information regarding the Group’s extension options, please refer to Note 4.

14.2. Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2020	2019
Right-of-use assets
Land and buildings	23,152	14,821
Plant and machinery	14,951	14,702

Total	38,103	29,523

Lease liabilities
Non-current	23,883	23,917
Current	6,261	4,949

Total	30,144	28,866

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2019	6,239	17,103	23,342

Increases	11,275	2,750	14,025
Decreases	(776)	(75)	(851)
Exchange differences	(185)	(604)	(789)

At December 31, 2019	16,553	19,174	35,727

Increases	10,588	2,176	12,764
Decreases	(507)	(1,298)	(1,805)
Exchange differences	1,192	2,491	3,683

At December 31, 2020	27,826	22,543	50,369

Acccumulated depreciation
At January 1, 2019	(813)	(1,895)	(2,708)

Depreciation	(1,708)	(2,670)	(4,378)
Decreases	776	61	837
Exchange differences	13	32	45

At December 31, 2019	(1,732)	(4,472)	(6,204)

Depreciation	(3,149)	(2,981)	(6 130)
Decreases	497	732	1 229
Exchange differences	(289)	(872)	(1 161)

At December 31, 2020	(4,673)	(7,593)	(12,266)

Cost, net accumulated depreciation			—

At December 31, 2019	14,821	14,702	29,523
At December 31, 2020	23,153	14,950	38,103

14.3 Amounts recognized in the statement of operations

	2020	2019
Depreciation charge of right-of-use assets
Land and buildings	(3,149)	(1,708)
Plant and machinery	(2,981)	(2,670)

Total	(6,130)	(4,378)

Interest expense (included in finance cost)	(1,462)	(1,216)
Expense relating to short-term leases	(314)	(331)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(1,984)	(1,593)

The total cash outflow for leases in 2020 was $9.8 ($7.1) million.

The Group has the following lease agreements, which had not commenced as of December 31, 2020, but the Group is committed to:

•

Two lease agreements regarding production equipment in Ogden, Utah under which the Group’s obligations collectively amount to $10.8 million for a term of seven years, and the commencement dates are expected to be in the first half of 2021.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•

One lease agreement regarding a production facility in Singapore under which the Group’s obligations amount to $3.1 million for a term of ten years, and the commencement date is expected to be in 2021.

•

One lease agreement regarding a production facility in Maanshan with a commencement date in January 2021 and the lease term is ten years including an extension option of five years. If the extension option is exercised, the Group’s obligations amount to approximately $16.5 million.

•

One lease agreement regarding production equipment at the facility in Maanshan, with a commencement date in January 2021. The Group’s obligations amount to approximately $10.3 million over a term of six years.

•

For the production plant in Ogden, Utah, a modification of the lease agreement has been made regarding an addition of two buildings and an amendment of the original lease term. The two additional buildings have commencement dates of December 31, 2021 and December 31, 2022, respectively. The lease term, if all extension options are exercised, will be extended from December 31, 2038 to December 31, 2061. If all extension options are exercised, the Group’s obligations amount to approximately $74.0 million.

For further information on the maturity of the lease liability, see Note 3.

15. Other non-current receivables

	2020	2019
Loans to employees	5,064	2,996
Other receivables	1,486	804

Total	6,550	3,800

Other non-current receivables primarily include full recourse loans to certain members of key management and other employees. Refer to section 3.1.2 Credit risk for further description of the loans. For more information of the warrants and related outstanding balances, see Note 7 Employee benefits and Note 29 Related party disclosures.

16. Financial instruments per category

December 31	2020	2019	2020	2019
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	6,550	3,800
Derivatives	827	—	—	—
Trade receivables	—	—	71,297	44,049
Other current receivables	—	—	1,969	703
Cash and cash equivalents	—	—	105,364	10,571

Total	827	—	185,180	59,123

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

December 31	2020	2019	2020	2019
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Liabilities to credit institutions	—	—	95,990	72,114
Shareholder loans	—	—	106,118	—
Derivatives (part of other non-current liabilities)	189	183	—	—
Bank overdraft facilities	—	—	1,197	1,613
Trade payables.	—	—	45,295	29,956
Accrued expenses	—	—	36,147	17,003

Total	189	183	284,747	120,686

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used in level 2 to value financial instruments include, for interest rate swaps, the present value of the estimated future cash flows based on observable yield curves.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Recurring fair value measurements at December 31, 2019	Level 1	Level 2	Level 3
Financial assets
Derivatives	—	—	—

Total financial assets	—	—	—

Financial liabilities
Derivatives	—	183	—

Total financial liabilities	—	183	—

Recurring fair value measurements at December 31, 2020	Level 1	Level 2	Level 3
Financial assets
Derivatives	—	827	—

Total financial assets	—	827	—

Financial liabilities
Derivatives	—	189	—

Total financial liabilities	—	189	—

There were no transfers between the levels during the year. The changes in level 3 consists of fair value losses recognized in the consolidated statement of operations amounting to $0.1 million. This relates to the contingent consideration related to the acquisition of Cereal Base CEBA AB in 2016 and was dependent upon the fulfilment of gross margin within the Group. The Group made the assessment that the outcome of the contingent consideration would be 100%, and the fair value recognized is based on the full cash flow discounted by a junior debt rate of 2%. The contingent consideration was paid in full during 2019 at the amount of $7.6 million.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The fair value of the shareholder loan is estimated to correspond to the carrying amount since the due date is 3 months from the reporting date, hence the discount effect is not significant.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

17. Inventories

	2020	2019
Raw materials and consumables	7,056	7,303
Finished goods	30,875	21,195
Advances to suppliers	1,184	313

Total	39,115	28,811

Inventories recognized as an expense during the year ended December 31, 2020 amounted to $251.2 ($127.9) million and were included in cost of goods sold.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Write-downs of inventories to net realizable value amounted to $2.0 ($2.3) million. The write-downs were recognized as an expense during the years ended December 31, 2020 and 2019 and included in cost of goods sold in the statement of operations.

18. Trade receivables

	2020	2019
Trade receivables	72,009	46,606
Less: allowance for expected credit losses	(712)	(2,557)

Trade receivables—net	71,297	44,049

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2020	2019
EUR	20,941	14,754
GBP	15,421	9,815
USD	13,830	8,476
CNY	14,048	1,989
SEK	5,184	6,951
Other	1,873	2,064

Total	71,297	44,049

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

19. Other current receivables

	2020	2019
Derivatives	827	—
Value added tax	7,767	3,067
Other	3,769	1,069

Total	12,363	4,136

20. Prepaid expenses

	2020	2019
Prepaid production and warehouse expenses	6,066	3,536
Prepaid selling and marketing expenses	299	659
IPO preparation costs	1,474	—
Other	3,671	2,606

Total	11,509	6,801

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

21. Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2020	2019
Bank balances	105,364	10,571

Total	105,364	10,571

22. Share capital and other contributed capital

	Number of A-shares (thousands)	Par value	Number of B-shares (thousands)	Par value	Number of G-shares (thousands)	Par value	Total
Balance at January 1, 2019	381,187	17	—	—	1,406	—	17
New share issue	52,316	2	—	—	—	—	2

Balance at December 31, 2019	433,502	19	—	—	1,406	—	19

New share issue	—	—	46,798	2	—	—	2

Balance at December 31, 2020	433,502	19	46,798	2	1,406	—	21

As at December 31, 2020, the Company’s share capital consisted of 433,502,145 A-shares with a par value of $0 (SEK 0.00037), 46,797,804 B-shares with a par value of $0 (SEK 0.00037) and 1,405,944 G-shares with a par value of $0 (SEK 0.00037). The shares carry a voting power of one vote/share. All shares issued by the parent are fully paid.

The preference shares (share class G) were issued in June 2017. The preference share has a “negative preference,” which means that the holder of the preference share cannot receive any dividend until the ordinary shares has received a dividend per share of SEK 5.86.

The common shares (share class B) have a liquidation preference, which means that the holders of the share class B shall, in the event of dissolution of the Company, be entitled to receive assets divided equally between holders of shares of class B up to SEK 39.77 per share. Thereafter, the remaining assets shall be divided between holders of shares of class A, holders of shares of class B and holders of preference shares (share class G).

Other contributed capital of $448.2 ($267.8) million consists of share premium, shareholders contribution and proceeds from warrant issues.

Foreign currency translation reserve of $(2.5) ($19.7) million consists of exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit of $(119.7) ($60.3) million consists of accumulated losses and share-based payments.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

23. Liabilities to credit institutions

	2020	2019
Non-current liabilities to credit institutions	91,655	40,418
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	4,335	31,696
—Overdraft facilities	1,197	1,613

Total	97,187	73,727

Collateral

The Group has pledged part of the trade receivables and inventories in order to fulfil the collateral requirements for liabilities to credit institutions. At December 31, 2020 the amount of trade receivables and inventories pledged were $1.9 ($5.0) million.

The Group has pledged real estate mortgages $11.2 ($9.9) million and chattel mortgages of $24.4 ($21.5) million in order to fulfil the collateral requirements for liabilities to credit institutions.

The Company has pledged shares in its subsidiaries in order to fulfill the collateral requirements for liabilities to credit institutions.

There are no other significant terms and conditions associated with the use of collateral.

24. Other non-current liabilities

	2020	2019
Derivatives	189	183
Other non-current liabilities	44	38

Total	233	221

25. Provisions

	2020	2019
At January 1	—	—
Additions: included in the acquisition value of right-of-use assets	7,040	—
Charged to the consolidated statement of operations:
Unwinding of discount effect	81	—

At December 31	7,121	—

The provision relates to restoration costs for leased production facilities.

26. Shareholder loans

During 2020, the Group received a shareholder loan of $87.8 million. The loan was received between January to April 2020. The loan has a nominal interest rate of 15%. The effective interest rate at the dates of receiving the loan was 10% and the difference between the nominal interest rate and the effective interest rate has been recognized in equity as a transaction with shareholders at a value of $3.7 million. The loan was originally issued partly in SEK and partly in EUR. At the end of May 2020, the loan was renegotiated, which resulted in

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

half of the EUR amount being converted to USD. The effective interest rate for the USD amount at the time of renegotiation was 8% and the renegotiation resulted in a loss of $0.3 million when derecognizing the EUR part converted to USD. The cost has been recognized as a finance cost. All parts of the shareholder loan including accrued interest are payable at April 1, 2021.

The Company and the majority shareholders are in the process of extending the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the date of the earlier of (a) the date of settlement in respect of the initial public offering (“IPO”) of shares (or related instruments) in Oatly Group AB in the United States and (b) August 17, 2021. No other terms or provisions in the Subordinated Bridge Facilities Agreement will be amended.

27. Other current liabilities

	2020	2019
Employee withholding taxes	1,238	588
Value added tax	2,949	969
Other	445	2

Total	4,632	1,559

28. Accrued expenses

	2020	2019
Accrued marketing and sales expenses	9,545	4,944
Accrued personnel expenses	24,157	9,103
Accrued production expenses	4,576	6,824
Other	21,676	5,234

Total	59,954	26,105

29. Related party disclosures

The Group is majority and beneficially owned by China Resources Verlinvest Health Investment Ltd (Org No 2380741), headquartered in Hong Kong, China. Related parties are China Resources Verlinvest Health Investment Ltd and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 7 Employee benefits.

Parent entities

Name	Type	Place of incorporation	Ownership interest as at December 31, 2020	Ownership interest as at December 31, 2019
China Resources Verlinvest Health Investment Ltd	Ultimate parent entity and controlling party	Hong Kong, China	60.5%*	67.0%*
Nativus Company Limited	Immediate parent entity	Hong Kong, China	60.5%	67.0%

*	China Resources Verlinvest Health Investment Ltd holds 100% of the issued ordinary shares of Nativus Company Limited.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Subsidiaries

Interests in subsidiaries are set out in Note 11.

Transactions with related parties

For 2020, $0.1 ($0.1) million has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

During 2019, $0.2 million in relation to the contingent consideration (see Note 16) was paid to related parties in their role as previous owners of non-controlling interest in Cereal Base CEBA AB.

During 2019, 60,000 warrants were granted to an entity controlled by related parties. For more information on these warrants, see Note 7 Employee benefits.

Loans to related parties

The full recourse loans were issued at a market rate to certain members of key management and other employees funding the purchase of their warrants in the Company. For more information on the warrants and the loan, see Note 7 Employee benefits and Note 15 Other non-current receivables. The balances outstanding relating to certain members of key management are:

Balance at January 1, 2019	1,176
Loans advanced	118
Interest charged	18

Balance at December 31, 2019	1,312

Loans advanced	1,905
Loans settled	(104)
Interest charged	24
Exchange differences	196

Balance at December 31, 2020	3,333

Shareholder loans from related parties

The shareholder loan is described in more detail in Note 26 Shareholder loans. Of the total shareholder loans the outstanding amounts from related parties are:

	Majority shareholders	Other related parties
Balance at January 1, 2020	—	—
Loans advanced	76,454	102
Interest charged	6,045	14
Exchange differences	3,739	19

Balance at December 31, 2020	86,238	135

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

30. Changes in liabilities attributable to financing activities

	Liabilities to credit institutions	Shareholder loans	Leases	Total
Balance at January 1, 2019	25,278	—	19,468	44,746
Cash flows	50,061	—	(3,991)	46,070
Non-cash flows:
Addition – leases	—	—	14,011	14,011
Foreign exchange adjustments	(1,706)	—	(622)	(2,328)
Other changes	94	—	—	94

Balance at December 31, 2019	73,727	—	28,866	102,593

Cash flows	10,477	87,828	(6,044)	92,261
Non-cash flows:
Addition – leases	—	—	6,250	6,250
Foreign exchange adjustments	12,056	6,957	2,123	21,136
Other changes	927	11,333	(1,051)	11,209

Balance at December 31, 2020	97,187	106,118	30,144	233,449

The Group classifies interest paid as cash flows from operating activities.

31. Loss per share

	2020	2019
Weighted average number of shares (thousands)	454,267	407,344

Loss per share was calculated as follows:

39,857,319 shares from warrants were not included in the diluted loss per share calculation because they would be anti-dilutive.

	2020	2019
Loss for the year, attributable to the shareholders of the parent	(60,361)	(35,625)
Weighted average number of shares (thousands)	454,267	407,344
Basic and diluted loss per share, US $	(0.13)	(0.09)

Refer to Note 7 for a description of warrants.

32. Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. Historically, the Group’s annual purchase volumes have exceeded the minimum purchase commitments, and the Group expects the volumes to continue to exceed the minimum purchase commitments going forward.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 14.

Notes to the consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. The Group is not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which the Group is aware.

33. Events after the end of the reporting period

On February 23, 2021, the Company announced it had confidentially submitted a draft Registration Statement on Form F-1 with the United States Securities and Exchange Commission (the “SEC”) relating to a proposed initial public offering of American Depositary Shares (“ADSs”) representing its ordinary shares in the United States. The number of ADSs to be offered and the price range for the proposed offering have not yet been determined. The initial public offering is expected to take place after the SEC completes its review process, subject to market and other conditions.

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved a 27-to-one share split of the Company’s shares, which became effective on May 5, 2021. All share and per share information included in the accompanying financial statements has been adjusted to reflect this share split. See Notes 7, 22 and 31.

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to the Board’s proposal. As a consequence of the adoption of the new articles of association, the share classes are removed so that the Company will only have ordinary shares. The number of ordinary shares after the split and after the removal of share classes amounts to 481,705,893.

Interim condensed consolidated statement of operations

(Unaudited)		For the three months ended March 31
(in thousands of U.S. dollars, except share and per share data)	Note	2021	2020
Revenue	5	140,052	84,244
Cost of goods sold		(98,118)	(56,961)

Gross profit		41,934	27,283
Research and development expenses		(3,092)	(1,179)
Selling, general and administrative expenses		(66,807)	(30,841)
Other operating income and expense		(550)	(434)

Operating loss		(28,515)	(5,171)
Finance income and expenses, net	7	(1,920)	(2,650)

Loss before tax		(30,435)	(7,821)
Income tax expense	8	(1,948)	(352)

Loss for the period attributable to shareholders of the parent		(32,383)	(8,173)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	19	(0.07)	(0.02)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)	For the three months ended March 31
(in thousands of U.S. dollars)	2021	2020
Loss for the period	(32,383)	(8,173)

Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations	(10,351)	(8,251)

Total other comprehensive loss for the period	(10,351)	(8,251)

Total comprehensive loss for the period	(42,734)	(16,424)

Loss for the period and total comprehensive loss are, in their entirety, attributable to shareholders of the parent.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	Note	March 31, 2021 (Unaudited)	December 31, 2020
ASSETS
Non-current assets
Intangible assets	9	148,719	156,463
Property, plant and equipment	10	281,789	237,625
Right-of-use assets	11	74,154	38,103
Other non-current receivables		6,287	6,550
Deferred tax assets	8	85	26

Total non-current assets		511,034	438,767

Current assets
Inventories	13	45,365	39,115
Trade receivables	14	81,801	71,297
Current tax assets		933	514
Other current receivables		11,729	12,363
Prepaid expenses		14,270	11,509
Cash and cash equivalents		88,605	105,364

Total current assets		242,703	240,162

TOTAL ASSETS		753,737	678,929

EQUITY AND LIABILITIES
Equity	15
Share capital		84	21
Other contributed capital		448,188	448,251
Foreign currency translation reserve		(12,876)	(2,525)
Accumulated deficit		(152,044)	(119,661)

Total equity attributable to shareholders of the parent		283,352	326,086

Liabilities
Non-current liabilities
Lease liabilities	11	57,489	23,883
Liabilities to credit institutions	16	86,105	91,655
Other non-current liabilities		193	233
Deferred tax liabilities	8	2,732	1,307
Provisions	17	8,122	7,121

Total non-current liabilities		154,641	124,199

Current liabilities
Lease liabilities	11	6,334	6,261
Liabilities to credit institutions	16	71,927	5,532
Shareholder loans	21	105,324	106,118
Trade payables		59,404	45,295
Current tax liabilities		783	852
Other current liabilities		7,404	4,632
Accrued expenses	18	64,568	59,954

Total current liabilities		315,744	228,644

Total liabilities		470,385	352,843

TOTAL EQUITY AND LIABILITIES		753,737	678,929

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity

	Attributable to shareholders of the parent
(Unaudited) (in thousands of U.S. dollars)	Note	Share capital	Other contributed capital	Foreign currency trans- lation reserve	Accumulated deficit	Total equity
January 1, 2020	15	19	267,806	(19,710)	(60,314)	187,801
Loss for the period		—	—	—	(8,173)	(8,173)
Other comprehensive loss		—	—	(8,251)	—	(8,251)

Total comprehensive loss for the period		—	—	(8,251)	(8,173)	(16,424)

Transactions with shareholders		—	(3,267)	—	—	(3,267)
Share-based payments		—	—	—	1,014	1,014

Balance at March 31, 2020		19	264,530	(27,961)	(67,473)	169,115

January 1, 2021		21	448,251	(2,525)	(119,661)	326,086

Loss for the period		—	—	—	(32,383)	(32,383)
Other comprehensive loss		—	—	(10,351)	—	(10,351)

Total comprehensive loss for the period		—	—	(10,351)	(32,383)	(42,734)

Bonus issue		63	(63)	—	—	—

Balance at March 31, 2021		84	448,188	(12,876)	(152,044)	283,352

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)		For the three months ended March 31
(in thousands of U.S. dollars)	Note	2021	2020
Operating activities
Net loss		(32,383)	(8,173)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets		3,822	2,851
—Impairment loss on trade receivables		3	230
—Share-based payments expense		—	1,014
—Finance income and expenses, net		1,920	2,650
—Income tax expense		1,948	351
—Loss on disposal of property, plant and equipment		—	375
—Other		—	(17)
Interest received		82	1
Interest paid		(2,261)	(977)
Income tax paid		(1,072)	(200)
Changes in working capital:
—Increase in inventories		(6,250)	(838)
—Increase in trade receivables, other current receivables, prepaid expenses		(12,158)	(21,269)
—Increase in trade payables, other current liabilities, accrued expenses		17,149	24,719

Net cash flows used in operating activities		(29,200)	718

Investing activities
Purchase of intangible assets	9	(3,351)	(1,749)
Purchase of property, plant and equipment	10	(45,521)	(27,047)
Payments for financial instruments		—	130
Investments in financial instruments		(78)	—

Net cash flows used in investing activities		(48,950)	(28,666)

Financing activities
Proceeds from shareholder loans	—	71,875
Proceeds from liabilities to credit institutions	67,890	5,918
Repayment of liabilities to credit institutions	(1,847)	(2,705)
Repayment of lease liabilities	(3,641)	(1,422)

Cash flows from financing activities	62,402	73,666

Net decrease in cash and cash equivalents	(15,749)	45,718

Cash and cash equivalents at the beginning of the period	105,364	10,571
Exchange rate differences in cash and cash equivalents	(1,011)	(1,126)

Cash and cash equivalents at the end of the period	88,605	55,163

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 1. Corporate information

Oatly Group AB (the “Company” or the “parent”) is a limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Jagaregatan 4, Malmö, Sweden.

Oatly Group AB and its subsidiaries (together, the “Group”) manufacture, distribute and sell oat-based products.

Note 2. Summary of significant Accounting Policies

The interim condensed consolidated financial statements of Oatly AB for the three months ended March 31, 2021 and 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2020 included in this prospectus, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in thousands of U.S. dollars.

New and amended standards and interpretations issued but not yet adopted

There are no International Financial Reporting Standards (“IFRS”) or International Financial Reporting Standards Implementation Committee (“IFRS IC”) interpretations that are expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

Note 3. Significant accounting judgments, estimates and assessments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020. Areas with new events requiring estimates and judgments compared to the year ended December 31, 2020 are:

Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption. However, for two new production plants, which commenced during the three months ended March 31, 2021, extension options have been included in the lease term since the Group intends to make larger investments in the plants. The total lease term for these production plants are 10 and 20 years, respectively. For one existing production plant, the contract was amended during the period and additional extension options have been included for a total lease term of 40 years.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

significant event or a significant change in circumstances occurs that affects this assessment and that is within the control of the lessee. Refer to Note 11 for further details.

Note 4. Seasonality

To date, we have not experienced any pronounced seasonality, but such fluctuations may have been masked by our rapid growth.

Note 5. Segment information

The CEO is the chief operating decision maker of the Group. The CEO evaluates financial position and performance and makes strategic decisions. The CEO makes decisions on the allocation of resources and evaluates performance based on geographic perspective. Internal reporting is also based on the geographic perspective. Geographically, the CEO considers the performance in EMEA, Americas and Asia; thus, three geographical areas are considered to be the Group’s three reportable segments.

Revenue and EBITDA

Three months ended March 31, 2021	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	81,647	33,528	24,877	—	—	140,052
Intersegment revenue	12,901	37	—	—	(12,938)	—
Total segment revenue	94,548	33,566	24,877	—	(12,938)	140,052
EBITDA	8,498	(15,593)	1,615	(19,213)	—	(24,693)
Finance income and expenses, net	—	—	—	—	—	(1,920)
Depreciation and Amortization	—	—	—	—	—	(3,822)
Loss before income tax	—	—	—	—	—	(30,435)

Three months ended March 31, 2020	EMEA	Americas	Asia	Corporate*	Eliminations**	Total all segments
Revenue
Revenue from external customers	59,119	20,291	4,834	—	—	84,244
Intersegment revenue	3,224	—	—	—	(3,224)	—
Total segment revenue	62,343	20,291	4,834	—	(3,224)	84,244
EBITDA	9,487	(4,285)	(387)	(7,135)	—	(2,320)
Finance income and expenses, net	—	—	—	—	—	(2,650)
Depreciation and Amortization	—	—	—	—	—	(2,851)
Loss before income tax	—	—	—	—	—	(7,821)

*	Corporate consists of general overhead costs not allocated to the segments.
**	Eliminations refer to intersegment revenue for sales of products from EMEA and Americas to Asia.

Note 6. Share-based compensations

There was no expense recognized in the condensed consolidated statement of operations for share-based payments for the three months ended March 31, 2021, since no new warrants were granted during the period and all warrants previously granted were vested prior to the period. The expense for share-based payments for the three months ended March 31, 2020 was $1.0 million.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Warrant holders have the right to subscribe to 27 ordinary shares per warrant upon exercise.

Warrants outstanding at the end of the period have the following expiry dates and exercise prices:

Grant date	Contractual expiry date	Exercise price per share	Warrants March 31, 2021*
November 2016—December 2018	November 2026—December 2028	SEK 5.26-SEK 5.70	1,205,036
May—October 2019	May—October 2029	SEK 5.70-SEK 7.68	164,161
July—October 2020	July—October 2030	SEK 39.77	107,000

Total			1,476,197

Weighted average remaining contractual life of warrants outstanding at end of period			7 years

*	Warrant holders have the right to subscribe to 27 ordinary shares per warrant.

Note 7. Finance income and expenses

	Three months ended March 31,
	2021	2020
Interest income	105	1
Net foreign exchange difference	3,293	(1,258)
Interest expenses—loan from credit institutions	(2,067)	(688)
Interest expenses—lease liabilities	(716)	(371)
Interest expenses— shareholder loans	(2,438)	(355)
Fair value changes derivatives	(1,791)	(11)
Other financial expenses	(51)	(60)
Borrowing costs capitalized	1,745	92

Total finance income and expenses, net	(1,920)	(2,650)

Capitalized borrowing costs

Borrowing costs have been capitalized for qualifying assets that consist of construction in progress for production facilities. The capitalization rate used to determine the amount of borrowing costs that have been capitalized is the weighted average interest rate applicable to the Group’s general liabilities to credit institutions, shareholder loan and lease liabilities during the period, in this case 7.49% (4.61%).

Note 8. Income tax

The effective tax rates for the three months ended March 31, 2021 and 2020 were (6.4%) and (4.5%), respectively. The main driver of the Group’s effective tax rate is unrecognized tax losses in Sweden and certain other jurisdictions. The Group operates in a global environment with significant operations in various jurisdictions outside Sweden. Accordingly, the consolidated income tax rate is a composite rate reflecting the Group’s earnings and the applicable tax rates in the various jurisdictions where the Group operates.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 9. Intangible assets

A summary of the intangible assets as at March 31, 2021 and December 31, 2020 is as follows:

	Goodwill	Capitalized software	Other Intangible assets	Ongoing development costs	Total
Cost
At December 31, 2020	143,826	2,786	3,225	7,843	157,680
Additions	—	—	310	1,710	2,020
Exchange differences	(8,624)	(167)	(201)	(533)	(9,525)
At March 31, 2021	135,202	2,619	3,334	9,020	150,175
Accumulated amortization
At December 31, 2020	—	(495)	(722)	—	(1,217)
Amortization charge	—	(138)	(185)	—	(323)
Exchange differences	—	35	49	—	84
At March 31, 2021	—	(598)	(858)	—	(1,456)
Cost, net accumulated amortization
At December 31, 2020	143,826	2,291	2,503	7,843	156,463
At March 31, 2021	135,202	2,021	2,476	9,020	148,719

Amortization expense for the three months ended March 31, 2021 was $0.3 million and for the three months ended March 31, 2020 was $0.0 million.

Note 10. Property, Plant and Equipment

A summary of property, plant, and equipment as at March 31, 2021 and December 31, 2020 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At December 31, 2020	38,994	57,762	163,987	260,743

Additions	12	245	52,251	52,508
Reclassifications	—	—	(194)	(194)
Exchange differences	(1,490)	(2,180)	(3,915)	(7,585)

At March 31, 2021	37,516	55,827	212,129	305,472

Accumulated depreciation
At December 31, 2020	(5,770)	(17,348)	—	(23,118)

Depreciation charge	(373)	(1,402)	—	(1,775)
Exchange differences	332	878	—	1,210

At March 31, 2021	(5,811)	(17,872)	—	(23,683)

Cost, net accumulated depreciation
At December 31, 2020	33,224	40,414	163,987	237,625

At March 31, 2021	31,705	37,955	212,129	281,789

The increase in construction in progress during the three months ended March 31, 2021 is mainly related to investment in new and existing production facilities. Depreciation expense for the three months ended March 31, 2021 was $1.8 million and for the three months ended March 31, 2020 was $1.4 million.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 11. Leases

The lease agreement for the production facility in Ogden, Utah, originally had a lease term of total 20 years (including extension options). The lease was modified during the period ending March 31, 2021 in regards of the lease term adding options to extend the lease further from December 31, 2038 to December 31, 2061. Oatly has assessed it as reasonably certain that all extension periods will be utilized up until 2061. The addition to the right-of-use asset as a result of the modification amounts to $4.7 million.

In addition to the modification above, the lease was also amended with two additional buildings at the production facility. The commencement date for these additions are December 31, 2021 and December 31, 2022.

Furthermore, two lease agreement regarding production facilities were entered into during the period:

•	One in Dallas, Texas, which commenced in March 2021 with a lease term of 20 years having included two extension options of five years each, and

•	one in Maanshan, China which commenced in January 2021 with a lease term of 10 years having included an extension option of five years.

Lease terms for properties are generally between 1 and 10 years, except for the production facilities in Ogden, Utah and Dallas, Texas described above. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Below is the roll-forward of lease right-of-use assets:

	Land and buildings	Plant and machinery	Total
Cost
At December 31, 2020	27,826	22,543	50,369

Increases	35,804	3,738	39,542
Decreases	(933)	(409)	(1,342)
Reclassifications		194	194
Exchange differences	(744)	(1,313)	(2,056)

At March 31, 2021	61,953	24,754	86,707

Accumulated depreciation
At December 31, 2020	(4,673)	(7,593)	(12,266)

Depreciation charge	(1,310)	(912)	(2,222)
Decreases	933	409	1,342
Exchange differences	129	464	593

At March 31, 2021	(4,921)	(7,632)	(12,553)

Cost, net accumulated depreciation
At December 31, 2020	23,153	14,950	38,103

At March 31, 2021	57,032	17,122	74,154

The increase for the three months ended March 31, 2021 mainly relates to the lease agreements described above.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Below is the maturity analysis of lease liabilities:

Lease liabilities	March 31, 2021
Maturity Analysis
Less than 3 months	2,445
Between 3 months and 1 year	7,334
Between 1 and 2 years	13,519
Between 2 and 5 years	19,485
After 5 years	64,646

Total lease commitments	107,428

Impact of discounting remaining lease payments	(43,605)

Total lease liabilities at March 31, 2021	63,823

Lease liabilities included in the condensed consolidated statement of financial position at March 31, 2021
Non-current	57,489
Current	6,334

Total	63,823

During the three months ended March 31, 2021, the Group entered into certain lease agreements which have not commenced as of March 31, 2021, and as such, have not been recognized in the condensed consolidated statement of financial position. For more information see Note 20.

Note 12. Fair value of Financial Instruments

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used in level 2 to value financial instruments include:

•	for interest rate swaps, the present value of the estimated future cash flows based on observable yield curves, and

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

•	for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date.

Recurring fair value measurements at December 31, 2020	Level 1	Level 2	Level 3
Financial assets
Derivatives		827

Total financial assets		827

Financial liabilities
Derivatives		189

Total financial liabilities		189

Recurring fair value measurements at March 31, 2021	Level 1	Level 2	Level 3
Financial liabilities
Derivatives		1,124

Total financial liabilities		1,124

There were no transfers between the levels during the three months ended March 31, 2021 and the three months ended March 31, 2020.

The fair value of liabilities to credit institutions is estimated to correspond to the carrying amount since all borrowing is at a floating interest rate, and the credit risk in the Group has not changed significantly.

The fair value of the shareholder loan is estimated to correspond to the carrying amount since the due date is one day from the reporting date, hence the discount effect is not significant.

The carrying amount of other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Note 13. Inventories

	March 31, 2021	December 31, 2020
Raw materials and consumables	13,351	7,056
Finished goods	28,045	30,875
Advances to suppliers	3,969	1,184

Total	45,365	39,115

Inventories recognized as an expense during the period amounted to $93.8 ($55.9) million and were included in cost of goods sold.

Write-downs of inventories to net realizable value amounted to $0.5 ($0.8) million. The write-downs were recognized as an expense during the period ended March 31, 2021 and 2020 and included in cost of goods sold.

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

Note 14. Trade receivables

	March 31, 2021	December 31, 2020
Trade receivables	82,480	72,009
Less: allowance for expected credit losses	(679)	(712)

Trade receivables—net	81,801	71,297

Carrying amounts, by currency, expressed in thousands of U.S. dollars, for the Group’s trade receivables are as follows:

	March 31, 2021	December 31, 2020
EUR	24,225	20,941
GBP	16,639	15,421
USD	14,636	13,830
CNY	18,032	14,048
SEK	5,018	5,184
Other	3,251	1,873

Total	81,801	71,297

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

Note 15. Share capital and other contributed capital

	Number of A-shares (thousands)	Par value	Number of B-shares (thousands)	Par value	Number of G-shares (thousands)	Par value	Total
Balance at December 31, 2020	433,502	19	46,798	2	1,406	0	21
Balance at March 31, 2021	433,502	76	46,798	8	1,406	0	84

The extraordinary general meeting held on March 15, 2021 resolved on a bonus issue with a registration date of March 22, 2021. The bonus issue resulted in an increase in the share capital of $62.8 thousand (SEK 535.2 thousand). The number of shares were unchanged. The par value per share changed to $0.00017 (SEK 0.00148).

Note 16. Liabilities to credit institutions

	March 31, 2021	December 31, 2020
Non-current liabilities to credit institutions	86,105	91,655
Current liabilities to credit institutions, consisting of the following:
—Liabilities to credit institutions	71,927	4,335
—Overdraft facilities	—	1,197

Total	158,032	97,187

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

During the period the Group has utilized GBP in the equivalent of $54.9 million of the multi-currency facility available. The credit has a maturity of three months for every drawdown and can be extended on a rolling three-month basis. The interest rate is GBP Libor three months.

Note 17. Provisions

At December 31, 2020	7,121
Additions: included in the acquisition value of right-of-use assets	960
Charged to the consolidated statement of operations:
—Unwinding of discount effect	41

At March 31, 2021	8,122

Note 18. Accrued expenses

	March 31, 2021	December 31, 2020
Accrued marketing and sales expenses	11,839	9,545
Accrued personnel expenses	23,815	24,157
Accrued production expenses	9,744	4,576
Other	19,170	21,676

Total	64,568	59,954

Note 19. Loss per share

	Three months ended March 31,
	2021	2020
Weighted average number of shares (thousands)	480,300	433,502

Loss per share was calculated as follows:

39,857,319 shares from warrants were not included in the diluted loss per share calculation because they would be anti-dilutive.

	Three months ended March 31,
	2021	2020
Loss for the period attributable to the shareholders of the parent	(32,383)	(8,173)
Weighted average number of shares (thousands)	480,300	433,502
Basic and diluted loss per share, US $	(0.07)	(0.02)

Note 20. Commitments and Contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

used and fixed, minimum or variable price provisions. Historically, the Group’s annual purchase volumes have exceeded the minimum purchase commitments, and the Group expects the volumes to continue to exceed the minimum purchase commitments going forward.

Leases

The Group has the following lease agreements, which had not commenced as of March 31, 2021, but the Group is committed to:

•

One lease agreement regarding production equipment in Ogden, Utah under which the Group’s obligations amount to $7.8 million for a term of seven years, and the commencement date is expected to be in 2021.

•

For the previously mentioned Ogden, Utah agreement, two additional buildings under which the Group’s obligations collectively amount to $39.5 million for terms of 41 and 40 years. The two additional buildings have commencement dates of December 31, 2021 and December 31, 2022, respectively.

•

One lease agreement regarding a production facility in Singapore under which the Group’s obligations amount to $3.1 million for a term of ten years, and the commencement date is expected to be in 2021.

•

Two lease agreements regarding production equipment in Maanshan, China under which the Group’s obligations collectively amount to $15.6 million for a term of six years, and the commencement dates are expected to be in 2021.

Legal contingencies

From time to time, the Group may be involved in various claims and legal proceedings related to claims arising out of the operations. The Group is not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which the Group is aware.

Note 21. Events after the reporting period

•

The Company and the majority shareholders have extended the final repayment date of the Subordinated Bridge Facilities from April 1, 2021 to the date of the earlier of (a) the date of settlement in respect of the initial public offering of shares (or related instruments) in Oatly Group AB in the U.S. and (b) August 17, 2021. No other terms or provisions in the Subordinated Bridge Facilities Agreement were amended. Approximately $11 million of the total outstanding amount at the date of settlement of the initial public offering will be repaid in cash, and the remainder will be converted into ordinary shares at a price equal to the public price in the initial public offering.

•	During April 2021, the Group has utilized an additional $50 million of the of the multi-currency facility available.

•

On April 14, 2021, the Group entered into a Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) with BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, Barclays Bank Ireland PLC, J.P. Morgan AG and Morgan Stanley Bank International Limited as Mandated Lead Arrangers and Credit Suisse (Deutschland) Aktiengesellschaft as Lead Arranger and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent, including a multicurrency revolving credit facility of SEK 3.6 billion with an accordion option of another SEK 850

Notes to the interim condensed consolidated financial statements

(in thousands of U.S. dollars unless otherwise stated)

million, subject to the fulfilment of certain conditions and at the lenders’ discretion. The SRCF Agreement will replace the SLL Agreement at the closing of the Company’s initial public offering. The initial term of the SRCF Agreement is three years from the settlement date of the Company’s initial public offering, with an option to extend twice, for one additional year each. Borrowings under the SRCF Agreement are repayable at the end of the interest period to which that loan relates and carry an interest rate of the aggregate of the applicable margin and SONIA, LIBOR (with a rate switch to SOFR), STIBOR or EURIBOR, depending on the denominated currency, amounts loaned and if the denominated currency is a rate switch currency. Under the SRCF Agreement, the Group is subject to ongoing covenants such as tangible solvency, minimum EBITDA and liquidity requirements and, subject to the exercise of its conversion right relating to such covenants, total net leverage ratio. The covenant conversion right is subject to the provision of notice and no Event of Default (as defined in the SRCF Agreement) continuing at the relevant time, and it may be exercised at the Company’s discretion from December 31, 2023, and following such conversion, the existing tangible solvency, minimum EBITDA and liquidity covenants will fall away and be replaced with a total net leverage ratio. The SRCF Agreement also contains limitations on the Company’s ability to pay dividends until it exercises its covenant conversion right.

•

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved a 27-to-one share split of the Company’s shares, which became effective on May 5, 2021. All share and per share information included in the accompanying financial statements has been adjusted to reflect this share split. See Notes 6, 15 and 19.

•

At an extraordinary general meeting on May 4, 2021, the shareholders of the Company approved to adopt new articles of association according to the Board’s proposal. As a consequence of the adoption of the new articles of association, the share classes are removed so that the Company will only have ordinary shares. The number of ordinary shares after the split and after the removal of share classes amounts to 481,705,893.

•

At an extraordinary general meeting on May 6, 2021, the shareholders of the Company adopted the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units. To secure the future delivery of the shares under the 2021 Plan the shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants shall only vest in the Company.

84,376,000 ADSs

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan	Credit Suisse
Barclays	Jefferies	BNP PARIBAS
BofA Securities	Piper Sandler	RBC Capital Markets

Senior Co-Managers

Rabo Securities	William Blair	Guggenheim Securities	Truist Securities
CICC	Nordea	Oppenheimer & Co.	SEB

Junior Co-Managers

Blaylock Van, LLC Ramirez & Co., Inc.	C.L. King & Associates Siebert Williams Shank	Loop Capital Markets Tribal Capital Markets

Through and including                , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

To the extent permitted by the Swedish Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

In May 2018, we issued 1,950,750 class A ordinary shares for an aggregate amount of SEK 300,005,843 to existing shareholders at a price per share of SEK 153.79.

In June 2018, we issued 227,583 class A ordinary shares for an aggregate amount of SEK 34,999,990 to a limited number of new investors at a price per share of SEK 153.79.

In May 2019, we issued 1,928,436 class A ordinary shares for an aggregate amount of SEK 399,629,792 to existing shareholders at a price per share of SEK 207.23.

In June 2019, we issued 9,176 class A ordinary shares for an aggregate amount of SEK 1,901,542 to certain managers at a price per share of SEK 207.23.

In July 2020, we issued 1,733,252 class B ordinary shares for an aggregate amount of SEK 1,861,235,328 to a group of new investors at a price per share of SEK 1,073.84.

Since January 1, 2018, we have granted 792,751 warrants, consisting of 521,590 warrants at an average exercise price of SEK 153.79 per warrant, 22,118 warrants at an average exercise price of SEK 153.79 per warrant, 142,043 warrants at an average exercise price of SEK 207.23 per warrant outstanding and 107,000 warrants at an average exercise price of SEK 1,073.84 per warrant outstanding. All of the warrants issued since January 1, 2018 remained outstanding as of December 31, 2020.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8.    Exhibits

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

II-1

Item 9. Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement

3.1**	Articles of Association of the Registrant

4.1**	Form of Deposit Agreement

4.2**	Form of American Depositary Receipt (included in exhibit 4.1)

4.3†**	Additional Listing Agreement, dated as of February 9, 2021, by and among Oatly Group AB and certain shareholders of Oatly Group AB

4.4**	Form of Registration Rights Agreement by and among Oatly Group AB and certain shareholders of Oatly Group AB

5.1**	Opinion of White & Case LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)

10.1**	Form of Long-Term Incentive Plan

10.2**	Form of Indemnification Agreement

10.3**	Sustainable Revolving Credit Facility Agreement, dated April 14, 2021, by and among Oatly Group AB and BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A., Nordea Bank ABP, Filial I Sverige and Skandinaviska Enskilda Banken AB (publ) as Bookrunning Mandated Lead Arrangers, the other arrangers, coordinators and lenders party thereto, and Skandinaviska Enskilda Banken AB (publ) as Agent and Security Agent

21.1**	List of subsidiaries of the Registrant

23.1	Consent of Ernst & Young AB, independent registered public accounting firm

23.2**	Consent of White & Case LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included in signature page to Registration Statement)

99.1**	Registrant’s Representation under Item 8.A.4

99.2**	Consent of Director Nominee Steven Chu

99.3**	Consent of Director Nominee Frances Rathke

**	Previously filed.
†

Schedules and exhibits to this exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Malmö, Sweden on May 17, 2021.

Oatly Group AB

By:	/s/ Toni Petersson
Name:	Toni Petersson
Title:	Chief Executive Officer

By:	/s/ Christian Hanke
Name:	Christian Hanke
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on May 17, 2021 in the capacities indicated:

Name	Title

/s/ Toni Petersson	Chief Executive Officer
Toni Petersson	(principal executive officer)

/s/ Christian Hanke	Chief Financial Officer
Christian Hanke	(principal financial officer and principal accounting officer)

*	Member of the Board
Fredrik Berg

*	Member of the Board
Ann Chung

*	Member of the Board
Bernard Hours

*	Member of the Board
Hannah Jones

*	Member of the Board
Mattias Klintemar

*	Member of the Board
Po Sing (Tomakin) Lai

*	Member of the Board
Eric Melloul

*	Member of the Board
Björn Öste

*	Member of the Board
Yawen Wu

*	Member of the Board
Tim Zhang

*By	/s/ Christian Hanke
Christian Hanke
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Oatly Group AB has signed this registration statement on May 17, 2021.

OATLY INC.

By:	/s/ Michael F. Messersmith
Name:	Michael F. Messersmith
Title:	General Manager and Secretary of Oatly Inc.